
13001744

NOTICE OF 2013 ANNUAL STOCKHOLDERS MEETING

PROXY STATEMENT

2012 FORM 10-K ANNUAL REPORT



CLOUD PEAK
ENERGY®



CLOUD PEAK ENERGY INC.
505 South Gillette Avenue
Gillette, Wyoming 82716

April 9, 2013

Dear Fellow Stockholder:

It is our pleasure to invite you to attend Cloud Peak Energy Inc.'s 2013 Annual Meeting of Stockholders. The 2013 Annual Meeting of Stockholders will be held on Tuesday, May 14, 2013 at 9:00 a.m. Mountain Time, at the Gillette College Technical Center, 3251 South 4-J Road, Gillette, Wyoming 82718.

In connection with the 2013 Annual Meeting of Stockholders, we have enclosed our Notice of Annual Meeting and Proxy Statement describing the business items we plan to address at the meeting, as well as a copy of our annual report on Form 10-K for the year ended December 31, 2012. We also will present a brief report on our business and respond to your questions at the meeting.

Your vote is very important. It is important that beneficial owners instruct their brokers on how they want to vote their shares. Please take the time to cast your vote regardless of the number of shares you own. Many of you will have the option to cast your proxy vote by telephone or via the Internet. These are quick, cost-effective and easy ways for you to submit your proxy. If you vote by telephone or via the Internet, you do not need to return the enclosed proxy card by mail. If you prefer to vote by mail, please sign, date and return the enclosed proxy card in the postage-paid envelope provided.

A copy of our 2012 Annual Corporate Report is also enclosed. The 2012 Annual Corporate Report is not part of the proxy soliciting material enclosed with this letter. The 2012 Annual Corporate Report is also available on our website at *www.cloudpeakenergy.com*, in the "News—Publications" section.

We look forward to seeing you on May 14th.

Sincerely,

Keith Bailey
Chairman of the Board

Colin Marshall
President, Chief Executive Officer and Director



CLOUD PEAK ENERGY INC.

505 South Gillette Avenue
Gillette, Wyoming 82716

April 9, 2013

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 14, 2013

As a stockholder of Cloud Peak Energy Inc., a Delaware corporation, you are hereby given notice of, and invited to attend in person or by proxy, Cloud Peak Energy Inc.'s 2013 Annual Meeting of Stockholders. The 2013 Annual Meeting of Stockholders will be held at the **Gillette College Technical Center, 3251 South 4-J Road, Gillette, Wyoming 82718, on Tuesday, May 14, 2013, at 9:00 a.m. Mountain Time**, for the following purposes:

1. To elect three Class I members of the Board of Directors of Cloud Peak Energy Inc. (the "Board") named in the Proxy Statement, each for a term of three years;
2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2013 fiscal year;
3. To approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed in the Proxy Statement pursuant to Item 402 of Regulation S-K promulgated by the Securities and Exchange Commission (the "SEC");
4. To approve the Cloud Peak Energy 2013 Annual Incentive Plan, including approval of the material terms of the 2013 Annual Incentive Plan in accordance with the approval requirements of Section 162(m) of the Internal Revenue Code; and
5. To transact other such business as may properly come before the meeting and any adjournment or postponement thereof.

The Board has fixed the close of business on March 25, 2013 as the record date for the determination of stockholders entitled to notice of and to vote at the 2013 Annual Meeting of Stockholders and any adjournment or postponement thereof.

Pursuant to rules promulgated by the SEC, we have elected to provide access to our proxy materials by sending you this full set of proxy materials, including a proxy card. Our annual report on Form 10-K for the year ended December 31, 2012 (the "Form 10-K") (which we are distributing in lieu of a separate annual report to stockholders) is included with this Notice of Annual Meeting and Proxy Statement, and is not a part of our proxy solicitation materials. Most stockholders have a choice of submitting a proxy (1) via the Internet, (2) by telephone, or (3) by mail using a traditional proxy card. Please refer to the proxy card or other voting instructions included with these proxy materials for information on the voting methods available to you. **Your vote is important. We urge you to review the accompanying Proxy Statement carefully and to submit your proxy as soon as possible so that your shares will be represented at the meeting.**

Thank you for your continued interest and support.

By Order of the Board of Directors,

Bryan Pechersky
Senior Vice President, General Counsel and Corporate Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 14, 2013

This Notice of Annual Meeting and Proxy Statement and the Form 10-K, are available on our website at *www.cloudpeakenergy.com*, in the "SEC Filings" subsection of the "Investor Relations" section. Additionally, you may access the Notice of Annual Meeting and Proxy Statement and the Form 10-K at *http://www.edocumentview.com/CLD*.

PROXY STATEMENT TABLE OF CONTENTS


CLOUD PEAK
ENERGY®

CLOUD PEAK ENERGY INC.

505 South Gillette Avenue
Gillette, Wyoming 82716

PROXY STATEMENT
FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 14, 2013

This Proxy Statement is being furnished to you in connection with the solicitation of proxies by the Board of Directors of Cloud Peak Energy Inc. (the "Board") for use at Cloud Peak Energy Inc.'s 2013 Annual Meeting of Stockholders. In this Proxy Statement, references to "Cloud Peak Energy," the "company," "we," "us," "our" and similar expressions refer to Cloud Peak Energy Inc., unless the context of a particular reference provides otherwise. Although we refer to our website and other websites in this Proxy Statement, the information contained on our website or other websites is not a part of this Proxy Statement.

GENERAL INFORMATION

2013 Annual Meeting Date and Location

Our 2013 Annual Meeting of Stockholders will be held on Tuesday, May 14, 2013, at 9:00 a.m. Mountain Time at the Gillette College Technical Center, 3251 South 4-J Road, Gillette, Wyoming 82718, or at such other time and place to which the meeting may be adjourned or postponed. References in this Proxy Statement to the 2013 Annual Meeting of Stockholders also refer to any adjournments, postponements or changes in location of the meeting, to the extent applicable.

Delivery of Proxy Materials

Mailing Date

The approximate date on which this Notice of Annual Meeting and Proxy Statement are first being sent or given to stockholders is April 9, 2013.

Stockholders Sharing an Address

Registered Stockholders—Each registered stockholder (meaning you own shares in your own name on the books of our transfer agent, Computershare Trust Company, N.A.) will receive one copy per account of each of our Notice of Annual Meeting and Proxy Statement and our annual report on Form 10-K for the year ended December 31, 2012 filed with the Securities and Exchange Commission (the "SEC") on February 14, 2013 (the "Form 10-K") regardless of whether you have the same address as another registered stockholder.

Street Name Stockholders—If your shares are held in "street name" (that is, in the name of a bank, broker or other holder of record), applicable rules permit brokerage firms and our company, under certain circumstances, to send one Notice of Annual Meeting and Proxy Statement and the Form 10-K to multiple stockholders who share the same address. This practice is known as "householding." Householding saves printing and postage costs by reducing duplicate mailings. If you hold your shares through a broker, you may have consented to reducing the number of copies of materials delivered to your address. In the event that you wish to revoke a "householding" consent you previously provided to a broker, you must contact that broker to revoke your consent. In addition, if you wish to receive an additional Notice of Annual Meeting and Proxy Statement for the 2013 Annual Meeting of Stockholders, you may find these materials on our website at *www.cloudpeakenergy.com* in the "SEC Filings" subsection of the "Investor Relations" section, or you may contact your broker directly. If your household is receiving multiple copies of our Notice of Annual Meeting and Proxy Statement and the Form 10-K and you wish to request delivery of a single copy, you should contact your broker directly.

Electronic Access and Electronic Delivery Option

This Notice of Annual Meeting and Proxy Statement and the Form 10-K are available on our website at *www.cloudpeakenergy.com* in the "SEC Filings" subsection under the "Investor Relations" section. Instead of receiving paper copies of proxy materials by mail, many stockholders can elect to receive an e-mail message that will provide a link to those documents on the Internet. By opting to access your proxy materials via the Internet, you will gain faster access to your proxy materials, save the company the cost of producing and mailing documents to you and reduce the amount of mail you receive.

Stockholders of record may enroll in the electronic proxy materials access option for future annual meetings of stockholders by registering online with our transfer agent at *www.computershare.com*. Street name stockholders who wish to enroll for electronic access should review the information provided to them by their bank or broker with their proxy materials.

Voting

Stockholders Entitled to Vote

The record date for determining the common stockholders entitled to notice of and to vote at the meeting and any adjournment or postponement thereof was the close of business on March 25, 2013, at which time we had issued and outstanding 60,822,377 shares of common stock, which were held by 165 holders of record. Please refer to "Security Ownership of Management and Principal Stockholders" for information about common stock beneficially owned by our directors, executive officers and principal stockholders as of the date indicated in such section. Stockholders of record are entitled to one vote for each share of common stock owned as of the record date. The officer of the company who is in charge of the stock ledger of Cloud Peak Energy will prepare, at least ten days prior to the 2013 Annual Meeting of Stockholders, a complete list of the stockholders entitled to vote at the meeting. Such list will be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten days prior to the meeting during ordinary business hours at our principal executive offices located at 505 South Gillette Avenue, Gillette, Wyoming 82716. The list will also be available at the 2013 Annual Meeting of Stockholders for inspection by any stockholder who is present.

Voting of Proxies by Management Proxy Holders

The Board has appointed Mr. Bryan Pechersky, our Senior Vice President, General Counsel and Corporate Secretary, and Mr. Michael Barrett, our Executive Vice President and Chief Financial Officer, as the management proxy holders for the 2013 Annual Meeting of Stockholders. Your shares will be voted by the management proxy holders in accordance with the instructions on the proxy card that you properly execute and submit. For stockholders who return their proxy card without indicating how to vote their shares, the proxy will be voted as the Board recommends, which is:

- *Proposal I (Election of Directors)*—**FOR** the election of each of the persons named under "PROPOSAL I—ELECTION OF DIRECTORS" as nominees for election as Class I directors;
- *Proposal II (Ratification of the Appointment of Independent Auditors)*—**FOR** the proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm (independent auditors) for fiscal year 2013;

- *Proposal III (Advisory Vote to Approve the Compensation of Named Executive Officers)*—**FOR** the approval, on an advisory basis, of the compensation of the company's named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K promulgated by the SEC; and
- *Proposal IV (Approval of the Cloud Peak Energy 2013 Annual Incentive Plan)*—**FOR** the adoption and approval of the Cloud Peak Energy 2013 Annual Incentive Plan and the material terms thereof.

As of the date of printing this Proxy Statement, the Board is not aware of any other business or nominee to be presented or voted upon at the 2013 Annual Meeting of Stockholders. Should any other matter requiring a vote of stockholders properly arise, the proxies in the enclosed form confer upon the management proxy holders discretionary authority to vote the proxies in accordance with their best judgment in the interest of the company.

Quorum; Required Votes; Majority Voting Policy for Directors

The holders of a majority of the voting power of the issued and outstanding stock of the company entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at the 2013 Annual Meeting of Stockholders. Each vote represented at the meeting in person or by proxy will be counted toward a quorum. Abstentions and "broker non-votes" are counted as present at the annual meeting for purposes of determining whether a quorum is present. If a quorum is not present, the meeting may be adjourned or postponed from time to time until a quorum is obtained.

Under the current rules of the New York Stock Exchange ("NYSE"), brokers holding shares of record for a customer have the discretionary authority to vote on certain proposals if the brokers do not receive timely instructions from the customer regarding how the customer wants the shares voted. However, there are also certain proposals for which brokers do not have discretionary authority to vote if they do not receive timely instructions from the customer. When a broker does not have discretion to vote on a particular matter and the customer has not given timely instructions on how the broker should vote, a "broker non-vote" results. Broker non-votes will not affect the outcome of the vote on proposals for which brokers do not have discretionary authority. Brokers have discretionary authority to vote on the proposal related to the ratification of PricewaterhouseCoopers LLP as the company's independent auditor in the absence of timely instructions from their customers. However, brokers do not have discretionary authority in the absence of timely instructions from their customers to vote on any of the other matters that will be considered at the 2013 Annual Meeting of Stockholders (*i.e.*, Proposals I, III and IV). Therefore, it is particularly important that beneficial owners instruct their brokers on how they want to vote their shares.

- *Proposal I (Election of Directors)*—We have adopted a majority voting policy with respect to the Board. In accordance with our amended and restated bylaws, in order for a nominee to be elected as a Class I director, a Class I director nominee must receive more votes cast for than against his election. This policy does not apply if we have received a stockholder nominee for director or notice of an intention to nominate a competing candidate, and such stockholder nomination has not been withdrawn by the tenth day before we mail our notice of meeting to stockholders. Abstentions to this proposal are not considered votes cast and do not affect the outcome. The Board shall nominate for election as director only a candidate who agrees to tender promptly following the annual meeting at which he is elected an irrevocable resignation that will become effective upon (i) the failure to receive the required vote at the annual meeting at which the director faces election, and (ii) Board acceptance of such resignation based on any factors deemed relevant by the Board. Our nominees for director have each signed such a resignation letter. Refer to our amended and restated bylaws for a complete description of our majority voting policy.

- *Proposal II (Ratification of the Appointment of Independent Auditors)*—In accordance with our amended and restated bylaws, to ratify the appointment of PricewaterhouseCoopers LLP as our independent auditors for fiscal year 2013, the holders of a majority of the voting power of the issued and outstanding stock of Cloud Peak Energy present in person or represented by proxy and entitled to vote must vote for the ratification. Abstentions to this proposal are treated as present or represented and voting and will have the same effect as a vote against this proposal.
- *Proposal III (Advisory Vote to Approve the Compensation of Named Executive Officers)*—To approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K promulgated by the SEC, the holders of a majority of the voting power of the issued and outstanding stock of Cloud Peak Energy present in person or represented by proxy and entitled to vote must vote for such approval. Abstentions to this proposal are treated as present or represented and voting and will have the same effect as a vote against this proposal. This advisory vote on executive compensation is not binding on the company, the Compensation Committee or the Board. However, the Compensation Committee and the Board will take into account the result of the vote when determining future executive compensation programs.
- *Proposal IV (Approval of the Cloud Peak Energy 2013 Annual Incentive Plan)*—To approve the Cloud Peak Energy 2013 Annual Incentive Plan, including approval of the material terms of the 2013 Annual Incentive Plan in accordance with the approval requirements of Section 162(m) of the Internal Revenue Code, the holders of a majority of the voting power of the issued and outstanding stock of Cloud Peak Energy present in person or represented by proxy and entitled to vote must vote for such approval. Abstentions to this proposal are treated as present or represented and voting and will have the same effect as a vote against this proposal.

A representative of our transfer agent, Computershare Trust Company, N.A., will tabulate the votes and act as inspector of elections.

Voting Procedures

Registered Stockholders—If you are a registered stockholder, you may vote your shares or submit a proxy to have your shares voted by one of the following methods:

- *By Internet.* You may submit a proxy electronically via the Internet, using the website listed on the proxy card. Please have your proxy card in hand when you log onto the website. Internet voting facilities will close and no longer be available on the date and time specified on the proxy card.
- *By Telephone.* You may submit a proxy by telephone using the toll-free number listed on the proxy card. Please have your proxy card in hand when you call. Telephone voting facilities will close and no longer be available on the date and time specified on the proxy card.
- *By Mail.* You may submit a proxy by signing, dating and returning your proxy card in the enclosed pre-addressed envelope.
- *In Person.* You may vote in person at the 2013 Annual Meeting of Stockholders by completing a ballot; however, attending the meeting without completing a ballot will not count as a vote. Directions to the meeting are provided at the back of this proxy statement.

Street Name Stockholders—If your shares are held in street name, you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Internet and/or telephone voting will also be offered to stockholders owning shares through most banks and brokers.

Revoking Your Proxy

If you are a registered stockholder, you may revoke your proxy or change your vote at any time before the shares are voted at the 2013 Annual Meeting of Stockholders by:

- timely delivering a valid, later-dated executed proxy card;
- timely submitting a proxy with new voting instructions using the telephone or Internet voting system;
- voting in person at the meeting by completing a ballot (attending the meeting without completing a ballot will not revoke any previously submitted proxy); or
- filing a written notice of revocation received by the General Counsel of Cloud Peak Energy Inc. at 505 South Gillette Avenue, Gillette, Wyoming 82716, by 5:00 p.m., Mountain Time, on Monday, May 13, 2013.

If you are a street name stockholder and you vote by proxy, you may change your vote by submitting new voting instructions to your bank, broker or nominee in accordance with such bank's, broker's or nominee's procedures.

Annual Meeting Admission

If you wish to attend the 2013 Annual Meeting of Stockholders in person, you must present a form of personal identification. If you are a beneficial owner of Cloud Peak Energy common stock that is held of record by a bank, broker or other nominee, you will also need to provide proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from your bank or broker are examples of proof of ownership. No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the meeting.

Solicitation Expenses

We will bear all costs incurred in the solicitation of proxies, including the preparation, printing and mailing of the Notice of Annual Meeting and Proxy Statement and the related materials. In addition to solicitation by mail, our directors, officers and employees may solicit proxies personally or by telephone, e-mail, facsimile or other means, without additional compensation. We have also retained MacKenzie Partners Inc. for proxy solicitation and related services in connection with our 2013 Annual Meeting of Stockholders. Under our agreement with MacKenzie Partners, MacKenzie Partners will receive a fee of $7,500 and we will reimburse MacKenzie Partners for reasonable and customary out-of-pocket expenses incurred in performing such services. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of shares of common stock held by such persons, and we may reimburse these brokerage houses and other custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

Copies of the Annual Report

Upon written request, we will provide any stockholder, without charge, a copy of the Form 10-K, but without exhibits. Stockholders should direct requests to Cloud Peak Energy Inc., Attn: General Counsel, 505 South Gillette Avenue, Gillette, Wyoming 82716. Our Form 10-K and the exhibits filed with it are available on our website, *www.cloudpeakenergy.com* in the "SEC Filings" subsection in the "Investor Relations" section. These materials do not constitute a part of the proxy solicitation material.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 ("Exchange Act") and related rules of the SEC require our directors and Section 16 officers, and persons who own more than 10% of a registered class of our equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. These persons are required by SEC regulations to furnish us with copies of all Section 16(a) reports that they file. We assist our directors and executive officers in making their Section 16(a) filings pursuant to powers of attorney granted by our insiders on the basis of information obtained from them and our records.

Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to Cloud Peak Energy during 2012 and Forms 5 and amendments thereto furnished to the company with respect to 2012, including those reports that we have filed on behalf of our directors and Section 16 officers pursuant to powers of attorney, no director, Section 16 officer, beneficial owner of more than 10% of the outstanding common stock of the company, or any other person subject to Section 16 of the Exchange Act, failed to file on a timely basis during 2012.

PROPOSAL I
ELECTION OF DIRECTORS

Election of Class I Directors

As of the date of mailing, we have seven members on our Board. Pursuant to our amended and restated certificate of incorporation and our amended and restated bylaws, our Board is divided into three classes, each of which serves for a three-year term. One class of directors is elected each year at the annual meeting of stockholders. The current term of our Class I directors will expire at the 2013 Annual Meeting of Stockholders. The current term of our Class II directors will expire at the annual meeting of stockholders in 2014, and the current term of our Class III directors will expire at the annual meeting of stockholders in 2015. The Class I directors elected at the 2013 Annual Meeting of Stockholders will serve for a term of three years, which expires at the annual meeting of stockholders in 2016 or when their successors are duly elected and qualified. Our current Corporate Governance Guidelines state that a director who has attained the age of 72 prior to the annual meeting of stockholders in any year shall retire from office at such annual meeting unless the Board approves an exception on a case-by-case basis. Mr. Bailey, a Class I nominee, will turn 72 on April 5, 2014.

The nominees for Class I directors are (1) Keith Bailey, (2) Patrick Condon, and (3) William Owens, each of whom is a current member of our Board and was recommended for election by our Nominating and Corporate Governance Committee. Each of the nominees has indicated his willingness to serve as a member of the Board if elected. If, however, a nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of such substitute as the Board may recommend, or the Board may reduce the number of directors to eliminate the vacancy, and if any director is unable to serve his or her full term, the Board may by resolution reduce the number of directors or by a majority vote of the directors then in office may designate a substitute to serve until the annual meeting of stockholders in 2016.

The following table sets forth, as of the meeting date, certain information about our current directors and nominees:

Name	Age	Position	Class
Keith Bailey	71	Chairman of the Board and Director Nominee	I
Patrick Condon	64	Director Nominee	I
William Owens	62	Director Nominee	I
William Fox III	67	Director	II
James Voorhees	59	Director	II
Colin Marshall	49	President, Chief Executive Officer and Director	III
Steven Nance	56	Director	III

Below are summaries of the background, business experience, attributes, qualifications and skills of the current directors of the company and director nominees.

Keith Bailey has served as Chairman of our Board since September 2009. From 1994 until his retirement from full time employment in 2002, Mr. Bailey served as chief executive officer and chairman of the board of directors of Williams Companies, Inc., an energy and communications company. Mr. Bailey also served as Williams Companies, Inc.'s president from 1992 to 2001 and chief financial officer from 1986 to 1992. Mr. Bailey has served on the board of directors of APCO Oil & Gas International, Inc. since 1988 and currently serves on its audit committee and as chair of its nominating committee. Mr. Bailey has served on the board of directors of Aegis Insurance Services Ltd., an insurance company, since 2002 and currently serves on its investment committee. Mr. Bailey has served on the board of directors of Integrys Energy Group, Inc., a natural gas and electric utility company, since 2005 and currently serves as the chairman of its finance committee and serves on its audit committee. Mr. Bailey has served on the board of directors of Markwest Energy Partners, L.P., a natural gas gathering and processing company, since 2005 and currently serves as the chairman of its compensation committee and also serves on its nominating and governance committee. Mr. Bailey holds a bachelor of science in mechanical engineering from the Missouri School of Mines and Metallurgy.

Qualifications of Mr. Bailey: Mr. Bailey has over fifty years' executive experience in the energy business, particularly with respect to oil and gas and coal, and over twenty-five years as a public company director. Mr. Bailey offers extensive senior leadership and energy industry expertise to our Board, as well as significant corporate governance experience with his years in leadership and board positions with other public companies.

Patrick Condon has served as director since March 2012. He is also an independent director and chair of the audit committee of Roundy's, Inc., a leading Midwest grocery company located in Milwaukee, Wisconsin. In addition he is board chair of Urban Gateways, a Chicago-based 501(c)(3) organization whose mission is to educate and inspire young people by delivering high-quality, accessible arts experiences that advance their personal and academic growth. Mr. Condon is a retired partner and currently a consultant to Deloitte & Touche LLP. He joined Deloitte & Touche in 2002, where he provided various consulting and attest services to clients until his retirement in 2011. Mr. Condon also held a number of regional and national leadership roles within Deloitte & Touche. Mr. Condon worked for Arthur Andersen LLP from 1970 to 2002, providing various consulting and attest services. Mr. Condon earned a Bachelor of Science in Business Administration degree in Accounting from John Carroll University and is a certified public accountant.

Qualifications of Mr. Condon: Mr. Condon has over forty years' experience in accounting and finance, with a focus in leadership and strategy, as well as auditing. His qualifications as a financial expert provide an essential skill set to the Board and the Audit Committee.

William Owens has served as a director since January 2010. Mr. Owens served as Governor of Colorado from 1999-2007, and as Colorado State Treasurer from 1995-1999. Mr. Owens has served on the board of directors and audit committee of Key Energy Services, an oilfield services company, since 2007; on the board of directors, compensation and corporate governance committees of Bill Barrett Corporation since 2010; and on the board of directors, compensation and corporate governance committees of Federal Signal Corporation, an industrial products company, since 2011. Mr. Owens has also served on the board of directors and audit committee of Vision Logistics, a private transportation company, since 2008. Mr. Owens earned a Bachelor of Science degree from Stephen F. Austin State University and a Master's degree in public affairs from the University of Texas.

Qualifications of Mr. Owens: Mr. Owens' experience in managing in both the public and private sectors makes him well suited to provide advice to the Board. He also has extensive experience in both the energy and natural resources sectors. Mr. Owens' breadth of public and private experience, including service on other public and private boards, brings valuable expertise to the Board.

William Fox III has served as a director since October 2009. Mr. Fox was with Citigroup Inc., a global financial services company, and its predecessors for 36 years engaged in corporate lending, and served as a senior credit officer from 1978 until his retirement in 2003. From 1989 until his retirement in 2003, Mr. Fox served as Managing Director, Global Industry Head, Global Energy and Mining of Citigroup. Prior to that, Mr. Fox was Citigroup's Managing Director, North American Energy and Vice President, Petroleum Department. Mr. Fox has served on the board of directors of Rowan Companies, Inc., a provider of international and domestic contract drilling services, since 2001 and currently serves as the chairman of its audit committee and as a member of its nominating and corporate governance committee. Mr. Fox holds a bachelor of arts degree in economics from Trinity College.

Qualifications of Mr. Fox: Mr. Fox has over thirty years' experience in commercial banking with a focus in lending to energy companies. In addition, his qualifications as a financial expert provide an essential skill set to the Board and the Audit Committee.

James Voorhees has served as a director since March 2011. From 1999 until his retirement in 2007, Mr. Voorhees served as Chief Operating Officer of Glamis Gold Ltd., a gold mining company. Prior to joining Glamis, Mr. Voorhees served as Director of Project Management at Newmont Mining Corporation, an international gold mining company. Prior to that, Mr. Voorhees served as General Manager of Newmont's Twin Creeks Gold Mine. Since his retirement in 2007, Mr. Voorhees has acted as a consultant in the minerals and construction industries. Mr. Voorhees has served on the board of directors of Tahoe Resources Inc., a precious metals exploration company, since 2010, and, since 2008, has served on the board of directors of Trinity Mining Holdings A.G., a mining exploration company specializing in gold projects which is no longer a publicly-traded company. Mr. Voorhees holds a B.S. degree in Mining Engineering from the University of Nevada and is a registered professional engineer.

Qualifications of Mr. Voorhees: Mr. Voorhees has over thirty years' experience in coal and minerals mining, and over a decade of experience in senior and executive leadership positions in these industries. Mr. Voorhees's strong mining background brings valuable knowledge to the Board of safety and environmental issues unique to the mining industry, providing a key skill set for our Health, Safety, Environment and Communities Committee.

Colin Marshall has served as our President, Chief Executive Officer and a director since July 2008. Previously, he served as the President and Chief Executive Officer of Rio Tinto Energy America Inc. ("RTEA"), an indirect subsidiary of Rio Tinto plc and the former parent company of Cloud Peak Energy Resources LLC ("CPE Resources"), the company's wholly-owned subsidiary, from June 2006 until November 2009. In this Proxy Statement, references to "Rio Tinto" refer to Rio Tinto plc and Rio Tinto Limited and their subsidiaries, collectively. Rio Tinto plc is the ultimate parent company of RTEA. From March 2004 to May 2006, Mr. Marshall served as General Manager of Rio Tinto's Pilbara

Iron's west Pilbara iron ore operations in Tom Price, West Australia, from June 2001 to March 2004, he served as General Manager of RTEA's Cordero Rojo mine in Wyoming, and from August 2000 to June 2001, he served as Operations Manager of RTEA's Cordero Rojo mine. Mr. Marshall worked for Rio Tinto plc in London as an analyst in the Business Evaluation Department from 1992 to 1996. From 1996 to 2000, he was Finance Director of the Rio Tinto Pacific Coal business unit based in Brisbane Australia. Mr. Marshall holds a bachelor of engineering degree and a master's degree in mechanical engineering from Brunel University and a master of business administration from the London Business School.

Qualifications of Mr. Marshall: In his position as President and Chief Executive Officer, making him the senior most executive of the company, Mr. Marshall provides the Board with a key perspective into the operations of the business, including the operations and marketing challenges it faces. Mr. Marshall has over twenty years' financial and operational experience in the mining industry.

Steven Nance has served as a director since January 2010. Mr. Nance has been the president and manager of Steele Creek Energy, LLC, a company dealing primarily in oil and gas investments, since 2010. Mr. Nance was appointed to the board of directors of The Williams Companies, Inc. in January 2012 and currently serves on its compensation and nominating and governance committees. Mr. Nance has also served as president and sole director of Steele Creek Investment Company, the predecessor entity which held Mr. Nance's oil and gas ownership, since 1997. Since 2007, Steele Creek Investment Company and Mr. Nance have, from time to time, provided consulting services on matters such as oil and gas investments, succession planning, coaching and leadership development. From 2000 until 2007, Mr. Nance served as the president of Peoples Energy Production Company, an oil and gas exploration and production company. Mr. Nance holds a bachelor of science degree in petroleum engineering from Texas Tech University and is a registered professional engineer (inactive status).

Qualifications of Mr. Nance: Mr. Nance has over thirty years' experience in the oil and gas industry and has significant experience in senior executive positions, as well as merger and acquisition activities in these industries. Mr. Nance has experience in risk management and, along with his perspective as a former executive, brings a wealth of broad corporate knowledge to the Board.

Board Recommendation on Proposal

The Board unanimously recommends a vote **FOR** the election of each of the Class I director nominees named above. The management proxy holders will vote all properly submitted proxies **FOR** election unless instructed otherwise.

EXECUTIVE OFFICERS

This section provides information regarding the background, business experience, attributes, qualifications and skills of our current executive officers, other than Mr. Colin Marshall, President, Chief Executive Officer and Director. Refer to the table above under "PROPOSAL I—ELECTION OF DIRECTORS" for biographical and related information regarding Mr. Marshall.

Name	Age*	Position(s)
Michael Barrett	44	Executive Vice President and Chief Financial Officer
Gary Rivenes	43	Executive Vice President and Chief Operating Officer
Cary Martin	61	Senior Vice President, Human Resources
Todd Myers	49	Senior Vice President, Business Development
James Orchard	52	Senior Vice President, Marketing and Government Affairs
Bryan Pechersky	42	Senior Vice President, General Counsel and Corporate Secretary
A. Nick Taylor	62	Senior Vice President, Technical Services
Heath Hill	42	Vice President and Chief Accounting Officer

* As of the meeting date.

Michael Barrett has served as our Executive Vice President and Chief Financial Officer since September 2008. Previously, he served as Chief Financial Officer of RTEA from April 2007 until November 2009, and as Acting Chief Financial Officer of RTEA from January 2007 to March 2007. From November 2004 to April 2007, Mr. Barrett served as Director, Finance & Commercial Analysis of RTEA, and from December 2001 to November 2004, he served as Principal Business Analyst of Rio Tinto Iron Ore's new business development group. From May 1997 to May 2000, Mr. Barrett worked as a Senior Business Analyst for WMC Resources Ltd, a mining company, and was Chief Financial Officer and Finance Director of Medtech Ltd. and Auxcis Ltd., two technology companies listed on the Australian stock exchange, from May 2000 to December 2001. From August 1991 to May 1997, he held positions with PricewaterhouseCoopers in England and Australia. Mr. Barrett received his bachelor's degree with joint honors in economics and accounting from Southampton University and is a Chartered Accountant.

Gary Rivenes has served as our Executive Vice President and Chief Operating Officer since October 2009. Previously, he served as Vice President, Operations, of RTEA from December 2008 until November 2009, and as Acting Vice President, Operations, of RTEA from January 2008 to November 2008. From September 2007 to December 2007, Mr. Rivenes served as General Manager for RTEA's Jacobs Ranch mine, from October 2006 to September 2007, he served as General Manager for RTEA's Antelope mine and from November 2003 to September 2006, he served as Manager, Mine Operations for RTEA's Antelope mine. Prior to that, he worked for RTEA in a variety of operational and technical positions for RTEA's Antelope, Colowyo and Jacobs Ranch mines since 1992. Mr. Rivenes holds a bachelor of science in mining engineering from Montana College of Mineral, Science & Technology.

Cary Martin has served as our Senior Vice President, Human Resources since October 2009. Previously, he served as Vice President / Corporate Officer of Human Resources for OGE Energy Corp., an electric utility and natural gas processing holding company from September 2006 until March 2008, and as a Segment Vice President for several different divisions of SPX Corporation, an international multi-industry manufacturing and services company from December 1999 until May 2006. In these capacities, Mr. Martin's responsibilities included oversight of employee and labor relations, workforce planning, employee development, compensation administration, policies and procedures and other responsibilities that are common for a human resources executive. From 1982 until 1999, Mr. Martin served in various management and officer positions for industries ranging from medical facilities to cable manufacturers. Mr. Martin received his bachelor's degree in Business Administration from the University of Missouri and his master's degree in Management Sciences from St. Louis University.

Todd Myers has served as our Senior Vice President, Business Development since July 2010. Previously, he served as President of Westmoreland Coal Sales Company. Prior to that, Mr. Myers served in other senior leadership positions with Westmoreland Coal Company in marketing and business development during two periods dating to 1989. In his various capacities with Westmoreland, Mr. Myers's responsibilities included developing and implementing corporate merger and acquisition strategies, divesting coal related assets, negotiating complex transactions and other responsibilities generally attributable to the management of coal businesses. Mr. Myers also spent five years with RDI Consulting, a leading consulting firm in the energy industry, where he led the energy and environment consulting practice. In 1987, Mr. Myers served as a staff assistant in the U.S. House of Representatives. Mr. Myers earned his bachelor of arts in political science from Pennsylvania State University in University Park, Pennsylvania, and his masters in international management from the Thunderbird Graduate School of Global Management in Glendale, Arizona.

James Orchard has served as our Senior Vice President, Marketing and Government Affairs since October 2009. Previously, he served as Vice President, Marketing and Sustainable Development for RTEA from March 2008 until November 2009. From January 2005 to March 2008, Mr. Orchard was Director of Customer Service for RTEA. Prior to that he worked for Rio Tinto's Aluminum division in

Australia and New Zealand for over 17 years, where he held a number of technical, operating, process improvement and marketing positions, including as manager of Metal Products from January 2001 to January 2005. Mr. Orchard graduated from the University of New South Wales with a bachelor of science and a PhD in industrial chemistry.

Bryan Pechersky has served as our Senior Vice President and General Counsel since January 2010 and our Corporate Secretary since March 2013. Previously, Mr. Pechersky was Senior Vice President, General Counsel and Secretary for Harte-Hanks, Inc., a worldwide, direct and targeted marketing company from March 2007 to January 2010. Prior to that, he also served as Senior Vice President, Secretary and Senior Corporate Counsel for Blockbuster Inc., a global movie and game entertainment retailer from October 2005 to March 2007, and was Deputy General Counsel and Secretary for Unocal Corporation, an international energy company acquired by Chevron Corporation in 2005, from March 2004 until October 2005. While in these capacities, Mr. Pechersky's responsibilities included advising on various legal, regulatory and compliance matters, transactions and other responsibilities that are common for a general counsel and corporate secretary. Mr. Pechersky was in private practice for approximately seven years with the international law firm Vinson & Elkins L.L.P. before joining Unocal Corporation. Mr. Pechersky also served as a Law Clerk to the Hon. Loretta A. Preska, Chief Judge of the U.S. District Court for the Southern District of New York in 1995 and 1996. Mr. Pechersky earned his bachelor's degree and Juris Doctorate from the University of Texas, Austin, Texas.

A. Nick Taylor has served as our Senior Vice President, Technical Services since October 2009. Previously, he served as RTEA's Vice President of Technical Services & Business Improvement Process from October 2005 until November 2009. Prior to that, Mr. Taylor worked for Rio Tinto Technical Services in Sydney providing advice to Rio Tinto mining operations worldwide from 1992 to 2005, at its Bougainville Copper operations in New Guinea from 1980 to 1981, and at its Rossing Uranium operations in Namibia from 1976 to 1980. Additionally, he worked for Nchanga Consolidated Copper Mines in Zambia from 1973 to 1976, and as a mining consultant in Australia between 1981 and 1992. Mr. Taylor graduated from the University of Wales with a bachelor of science degree in mineral exploitation.

Heath Hill has served as our Vice President and Chief Accounting Officer since September 2010. Previously, Mr. Hill served in various capacities with PricewaterhouseCoopers LLP, our independent public accountants, from September 1998 to September 2010, including Senior Manager from September 2006 to September 2010, and Manager from September 2003 to September 2006. While with PricewaterhouseCoopers LLP, Mr. Hill's responsibilities included assurance services primarily related to SEC registrants, including annual audits of financial statements and internal controls, public debt offerings and IPO transactions. From June 2003 to June 2005 he held a position with PricewaterhouseCoopers in Germany serving U.S. registrants throughout Europe. Mr. Hill never worked on any engagements or projects for Cloud Peak Energy Inc. or its predecessor, Rio Tinto, while he was with PricewaterhouseCoopers LLP. Mr. Hill earned his bachelor's degree in accounting from the University of Northern Colorado and is an active Certified Public Accountant.

CORPORATE GOVERNANCE

We believe that strong corporate governance helps to ensure that our company is managed for the long-term benefit of our stockholders. As part of our commitment to corporate governance leadership and our compliance with the listing standards of the NYSE and SEC regulations, we have adopted various charters, policies and procedures. You can access and print, free of charge, the charters of our Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, and Health, Safety, Environment and Communities Committee, as well as our Corporate Governance Guidelines, Code of Conduct, Code of Ethics for Principal Executive and Senior Officers and certain other policies and procedures at our website at *www.cloudpeakenergy.com* in the "Corporate Governance and Committee Charters" subsection in the "Investor Relations" section. Additionally, stockholders can request copies of any of these documents free of charge by submitting a written request to Cloud Peak Energy Inc., Attn: General Counsel, 505 South Gillette Avenue, Gillette, Wyoming 82716.

The Board periodically reviews these materials and updates them based on changes in Delaware corporate law, the rules and listing standards of the NYSE and SEC regulations, as well as best practices suggested by recognized governance authorities. From time to time, we expect these materials will be modified in response to changing regulatory requirements, evolving practices, concerns of our stockholders and other stakeholders and otherwise as circumstances warrant. We encourage you to check our website periodically for the most recent versions of our governance materials.

Board Leadership Structure

Cloud Peak Energy's Chairman of the Board and Chief Executive Officer positions are separate. Our Board is composed of a majority of independent directors. The only member of our Board who is not considered independent is Mr. Marshall, our President and Chief Executive Officer. In addition, our Audit, Compensation and Nominating and Corporate Governance Committees, each as described below, are each composed of entirely independent directors, including the chairman of each committee. The Board believes that the Health, Safety, Environment and Communities Committee is best served by including Mr. Marshall as a member and has appointed an independent director as the chairman of that Committee.

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure to provide independent oversight of management. The Board understands that there is no single, generally accepted approach to providing Board leadership and that given the dynamic and competitive environment in which we operate, the right Board leadership structure may vary as circumstances warrant. We believe the number of independent directors that make up our Board, along with the oversight provided by our independent Chairman of the Board, benefits the company and our stockholders. The Board and independent directors consider the Board's leadership structure on a regular basis.

Board's Role in Risk Oversight

Generally speaking, the Board executes oversight responsibility for risk management directly and through its committees, as follows:

- The Audit Committee has primary responsibility for overseeing and discussing with management the process for identifying and classifying the company's principal risks and identifying appropriate steps to monitor and control such exposures. The company's Internal Auditor, who reports directly to the Audit Committee and administratively to our Senior Vice President, General Counsel and Corporate Secretary, performs risk assessments and conducts audits of high risk areas accordingly. The Audit Committee's meeting agendas are planned to include discussions of significant individual risk areas throughout the year. In addition, the Audit

Committee has certain oversight responsibilities with respect to our overall legal compliance program.

- The Board's other committees (Compensation Committee, Nominating and Corporate Governance Committee, and Health, Safety, Environment and Communities Committee) oversee risks associated with their respective areas of responsibility. For example, the Compensation Committee considers the risks associated with our compensation policies and practices, with respect to both executive compensation and compensation generally.
- The Board is kept abreast of its committees' risk oversight and other activities via reports of the committee chairmen to the full Board. These reports are presented at regular Board meetings and include discussions of committee agenda topics, including matters involving risk oversight. For additional information about the activities and responsibilities of the Board's committees and the scope of the Board's delegation to its committees, refer to the committees' charters, which are available at our website at *www.cloudpeakenergy.com* in the "Corporate Governance and Committee Charters" subsection in the "Investor Relations" section.
- The Board's meetings are also planned to consider specific risk topics, including risks associated with our strategic plan, our capital structure and our significant business activities, and an overall risk review presented by management. In addition, the Board receives detailed regular reports from members of our executive management team, which include discussions of the risks and exposures involved in their respective areas of responsibility. These reports are provided in connection with regular Board meetings and discussed, as necessary, at Board meetings. Further, the Board's fulfillment of its oversight responsibility for risk management includes being informed between regular meetings of significant developments that could affect our risk profile or other aspects of our business.

Diversity of Board Members

We do not maintain a separate policy regarding the diversity of our Board members. However, the charter of the Nominating and Corporate Governance Committee provides that in recommending potential nominees to the Board, the Committee will take diversity into account with the intent of creating a Board that consists of members with a broad spectrum of experience and expertise and with a reputation for integrity. Consistent with its charter, the Nominating and Corporate Governance Committee and ultimately the Board seek nominees with distinct professional backgrounds, experience and perspectives so that the Board as a whole has the appropriate mix of skills, perspectives, personal and professional experiences and backgrounds necessary to fulfill the needs of the company with respect to the current issues facing the company. Recommendations include consideration by the Nominating and Corporate Governance Committee of the contribution of fellow directors, as well as the qualifications of new nominees.

Board of Directors and Board Committees

Our business is managed under the direction of our Board. The Board appoints the Chief Executive Officer ("CEO"), approves and monitors the fundamental financial and business strategies of our company, and provides a source of advice and counsel to management. The Board also oversees CEO succession planning and is responsible for ensuring that succession planning for other members of senior management is ongoing. In addition, the Board's responsibility includes reviewing and approving major corporate actions, working with management to identify the principal risks of the company's businesses and overseeing the implementation of appropriate risk management systems, as well as evaluating, through the Compensation Committee and the independent directors, the compensation of the CEO and other executive officers.

The Board meets on a regularly scheduled basis to review significant developments affecting our company, to act on matters requiring approval by the Board and to otherwise fulfill its responsibilities. It also holds special meetings when an important matter requires action or review by the Board between regularly scheduled meetings. The Board has separately designated standing Audit, Compensation, Nominating and Corporate Governance and Health, Safety, Environment and Communities Committees.

Including in-person and telephonic meetings, during 2012, the Board met 13 times, the Audit Committee met 10 times, the Compensation Committee met 7 times, the Nominating and Corporate Governance Committee met 6 times and the Health, Safety, Environment and Communities Committee met 5 times. Each director participated in at least 75% of the Board meetings that were held in 2012 and all meetings of each committee of which the director was a member that were held during 2012.

The following table provides membership and meeting information for each of the Board's standing committees:

Director	Independent(1)	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Health, Safety, Environment and Communities Committee
Keith Bailey	Yes	—	—	—	Member
Patrick Condon	Yes	Chair(2)	—	Member	—
William Fox III	Yes	Member(2)	Chair	—	—
Colin Marshall	No	—	—	—	Member
Steven Nance	Yes	Member	—	—	Chair
William Owens	Yes	—	Member	Chair	—
James Voorhees	Yes	—	Member	Member	Member
Number of Meetings in 2012:		**10**	**7**	**6**	**5**

(1) The Board has determined that the director is independent as described below under "Independence of Directors."

(2) The Board has determined that the director is an audit committee financial expert as described below under "Audit Committee Financial Experts and Financial Literacy."

A brief description of the principal functions of each of the Board's four standing committees follows. Each committee also has certain oversight responsibilities for risk management as described above. The Board retains the right to exercise the powers of any committee to the extent consistent with applicable rules and regulations, and may do so from time to time. For additional information, please refer to the Audit Committee Charter, the Compensation Committee Charter, the Nominating and Corporate Governance Committee Charter, and the Health, Safety, Environment and Communities Committee Charter, which are available on our website at *www.cloudpeakenergy.com* in the "Corporate Governance and Committee Charters" subsection in the "Investor Relations" section.

Audit Committee

The Audit Committee currently consists of Messrs. Condon (Chair), Fox and Nance. The Board has determined that each member of the Audit Committee meets the independence requirements of the rules of the NYSE and our Guidelines on the Independence of the Directors. Each Audit Committee member satisfies the additional audit committee independence standards under Rule 10A-3 of the Exchange Act. In addition, each Audit Committee member is financially literate for purposes of serving on our Audit Committee and each member of the Audit Committee has served as a senior executive of a large organization, and has had significant experience with financial matters relating to those organizations. The Board has determined that Messrs. Condon and Fox are audit committee financial experts as described below under "Audit Committee Financial Experts and Financial Literacy."

The primary function of the Audit Committee is to assist the Board in fulfilling its responsibility to our stockholders, the investment community and governmental agencies that regulate our activities in its oversight of (1) the integrity of our financial statements, financial reports and other financial information filed with the SEC, (2) the integrity and adequacy of our auditing, accounting and financial reporting processes and systems of internal control over financial reporting, (3) our compliance with legal and regulatory requirements, including internal controls designed for that purpose, (4) the independence, qualifications and performance of our independent registered public accounting firm, and (5) the performance of our internal audit function. The Audit Committee is also responsible for preparing the Audit Committee report that SEC rules require be included in our annual proxy statement. The Audit Committee meets regularly in executive session with the Chief Financial Officer, internal auditor, General Counsel and external auditors, and as a committee. These executive sessions may include other non-employee directors.

Compensation Committee

The Compensation Committee currently consists of Messrs. Fox (Chair), Owens and Voorhees. The Board has determined that each member of the Compensation Committee meets the independence requirements of the rules of the NYSE, including those applicable specifically to compensation committee members, and our Guidelines on the Independence of the Directors. Each Compensation Committee member also qualifies as an "outside director" in accordance with Section 162(m) of the Internal Revenue Code (the "Code"), and a "non-employee director" as defined in Rule 16b-3 under the Exchange Act.

The Compensation Committee determines and oversees the execution of the company's compensation philosophy and oversees the administration of the company's executive compensation program. The primary functions of the Compensation Committee are to:

- review, evaluate and approve, or recommend to the Board or other independent directors of the Board, our agreements, plans, policies and programs to compensate our executive officers and directors;
- oversee our plans, policies and programs to compensate our non-executive employees;
- review and discuss with our management the Compensation Discussion and Analysis ("CD&A") included in our annual proxy statement, and determine whether to recommend to the Board that the CD&A be included in our annual proxy statement, in accordance with applicable rules and regulations;
- produce the Compensation Committee report as required by Item 407(e)(5) of Regulation S-K for inclusion in our annual proxy statement, in accordance with applicable rules and regulations; and
- otherwise discharge the Board's responsibilities relating to compensation of our executive officers and directors.

The Compensation Committee may, in its discretion and as appropriate, delegate duties and responsibilities to a member or to a subcommittee of the Compensation Committee. However, no subcommittee may be delegated any power or authority required by any law, regulation or listing standard to be exercised by the Compensation Committee as a whole. No subcommittees were formed or met in 2012.

The Compensation Committee meets in executive session as it deems appropriate to review and consider executive compensation matters without the presence of our executive officers. These executive sessions may include other non-employee directors.

Other Participants in the Executive Compensation Process

In addition to the members of the Compensation Committee and members of the Board who may also be in attendance at the Compensation Committee's meetings, our CEO, Senior Vice President, Human Resources and the Compensation Committee's independent executive compensation consultant, Aon Hewitt Associates ("Aon Hewitt"), also participated in and contributed to our executive compensation process during 2012. Ultimately, the Compensation Committee exercises its independent business judgment with respect to recommendations and opinions of these other participants and the Compensation Committee (or our independent directors as a group) makes final determinations about our executive officer compensation.

CEO—During its meetings throughout 2012, the Compensation Committee invited input from our CEO on executive compensation for 2012, as well as the establishment of 2013 executive compensation. In particular, Mr. Marshall provided the perspective of management to the Compensation Committee regarding executive compensation matters generally and the performance of the executive officers reporting to him. Mr. Marshall provided input on the company targets, and, for the executive officers reporting to him, the personal performance measurements related to our Cloud Peak Energy Inc. Annual Incentive Plan ("Annual Incentive Plan") for 2012 and 2013, base salary levels and other compensation matters. Mr. Marshall did not provide input with respect to his own compensation amounts.

Compensation Consultants—The Compensation Committee retained the independent executive compensation consultant Aon Hewitt to assist with the evaluation and determinations for our 2012 executive compensation program. Under the terms of the engagement, Aon Hewitt reports directly to the Compensation Committee. Although Aon Hewitt also works in cooperation with management as required to gather information necessary to carry out its obligations to the Compensation Committee, they do not have a separate engagement with our management. Aon Hewitt's review of 2012 compensation included the following, at the Compensation Committee's request:

- Total compensation plan review;
- Review of our Compensation Peer Group and our Performance Peer Group;
- Comparisons of executive positions against our Compensation Peer Group and industry market groups;
- Outside director compensation analysis; and
- Review of grant sizes and types as well as the performance goals utilized under our annual incentive plan and long term incentive plan.

In connection with its 2013 engagement of Aon Hewitt, the Compensation Committee assessed the independence of Aon Hewitt pursuant to applicable SEC and NYSE rules and concluded that Aon Hewitt's work for the Compensation Committee does not raise any conflict of interest.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee (the "Governance Committee") currently consists of Messrs. Owens (Chair), Condon and Voorhees. The Board has determined that each member of the Governance Committee meets the independence requirements of the NYSE and our

Guidelines on the Independence of Directors. The primary functions of the Governance Committee are to:

- advise the Board and make recommendations regarding appropriate corporate governance practices and assist the Board in implementing those practices;
- assist the Board by identifying individuals qualified to become members of the Board, consistent with the criteria approved by the Board, and recommending director nominees to the Board for election at the annual meetings of stockholders or for appointment to fill vacancies on the Board;
- advise the Board about the appropriate composition of the Board and its committees;
- lead the Board in the annual performance evaluation of the Board and its committees, and of management; and
- direct all matters relating to the succession of our CEO.

Health, Safety, Environment and Communities Committee

The Health, Safety, Environment and Communities Committee (the "HSEC Committee") is currently comprised of Messrs. Nance (Chair), Bailey, Marshall and Voorhees. The primary functions of the HSEC Committee are to oversee:

- our compliance with safety, health, environmental and sustainability-related laws and regulatory requirements applicable to our business;
- our initiatives to enhance sustainable business practices and our reputation as a responsible corporate citizen, including the promulgation and enforcement of policies, procedures and practices which promote the protection of the safety and health of our employees, contractors, customers, the public and the environment;
- the plans, programs and processes established by us to evaluate and manage safety, health, environmental and sustainability risks to our business, operations, products and reputation generally; and
- our response to significant safety, health, environmental and sustainability-related public policy, legislative, regulatory, political and social issues, trends or incidents that may affect our business operations, financial performance or public image or the industry in which we operate.

Director Nomination Process

The Governance Committee identifies and recommends to the Board the candidates for nomination as directors. Stockholders may propose nominees for consideration by our Governance Committee by submitting names and supporting information to Cloud Peak Energy Inc., Attn: Corporate Secretary, 505 South Gillette Avenue, Gillette, Wyoming, 82716 in accordance with our amended and restated bylaws and applicable law. The Board approves the final choice of candidates for nomination and election by the stockholders.

The Governance Committee selects nominees for the Board, including any nominees proposed for consideration by our stockholders, in accordance with the procedures and criteria set forth in the Corporate Governance Guidelines and the Governance Committee's charter. The Board seeks a diverse group of candidates who possess the background, skills and expertise to make a significant contribution to the Board and the company. In reviewing director candidates, the Governance Committee reviews each candidate's qualifications for membership on the Board and takes into account the qualities required to add value to the company and to the functioning of the Board and its committees such as independence, financial expertise, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of other Board members, the candidate's personal and professional integrity and business judgment, and the candidate's willingness to commit the required time to serve as a Board member.

As provided by our Corporate Governance Guidelines, a Board member is expected to demonstrate high ethical standards and integrity in his personal and professional dealings, act honestly and in good faith with a view to the best interests of the company, devote sufficient time to the affairs of the company and exercise care, diligence and skill in fulfilling his responsibilities, both as a Board member and as a member of any of its standing committees. A Board member is also expected to provide independent judgment on a broad range of issues, understand and challenge the key business plans of the company, be willing to work in a team and be open to opinions of others, and raise the appropriate difficult questions and issues to facilitate active and effective participation in the deliberation of the Board and of each committee on which he serves. Further, each of the Board members should make all reasonable efforts to attend all Board and committee meetings, review the materials provided by management in advance of the Board and committee meetings, and inform the Chairman of the Board before accepting membership on any other board of directors or audit committees. A Board member should also inform the Chairman of the Board of any change in the director's interests that could affect the director's relationship to the company.

The Governance Committee and the Board may take into account the nature of and time involved in a director's service on other boards in evaluating the suitability of individual directors and making its recommendations to the company's stockholders.

In accordance with our current Corporate Governance Guidelines, a director who has attained the age of 72 prior to the annual meeting of stockholders in any year shall retire from office at such annual meeting unless the Board approves an exception on a case-by-case basis. Mr. Bailey, a Class I nominee, will turn 72 on April 5, 2014.

Patrick Condon was recommended to the Governance Committee by Mr. Bailey. After reviewing the qualifications of Mr. Condon, the Governance Committee recommended that Mr. Condon be appointed to the Board. Mr. Condon's appointment to the Board was unanimously approved by the Board on March 5, 2012. Mr. Condon has over forty years of experience in accounting and finance matters. The Board believes that Mr. Condon brings relevant financial and leadership experience to the Board.

Independence of Directors

Pursuant to our Corporate Governance Guidelines and the rules of the NYSE, our Board is comprised of a majority of directors who satisfy the criteria for "independent directors."

Annual questionnaires are used to gather input to assist the Governance Committee and the Board in their determinations of the independence of the non-employee directors. Based on the foregoing and on such other due consideration and diligence as it deemed appropriate, the Governance Committee presented its findings to the Board on the independence of (1) Keith Bailey, (2) Patrick Condon, (3) William Fox III, (4) William Owens, (5) Steven Nance, (6) James Voorhees, and (7) Chris Tong, who did not stand for re-election at our 2012 annual meeting of stockholders, in each case in accordance with the applicable federal securities laws, the SEC rules promulgated thereunder, and the applicable rules of the NYSE and our Guidelines on the Independence of the Directors (which may be found in Annex A to our Corporate Governance Guidelines).

In determining the independence of the non-employee directors, the Governance Committee and the Board considered the limited, indirect potential relationships identified by Mr. Bailey in his independence questionnaire based on directorships with other companies that have conducted ordinary course business with Cloud Peak Energy. Specifically, Mr. Bailey serves on the board of directors of Integrys Energy Group, Inc., a natural gas and electric utility company. The Governance Committee and Board determined that no independence issues arose out of the directorship identified, based on relevant regulatory requirements, the facts that Mr. Bailey was not an employee of Integrys Energy or otherwise involved in those ordinary course business transactions, and the Governance Committee's and Board's assessments in their business judgment.

The Board concluded that, other than in their capacity as directors, none of the non-employee directors had a material relationship with Cloud Peak Energy, either directly or as a partner, stockholder or officer of an organization that has a relationship with Cloud Peak Energy. The Board further determined that, (1) each director currently serving on the Audit Committee, Compensation Committee and Governance Committee is otherwise independent under applicable NYSE listing standards and our Guidelines on the Independence of the Directors for purposes of serving on the Board, the Audit Committee, the Compensation Committee and the Governance Committee, as applicable, (2) each such non-employee director satisfies the additional audit committee independence standards under Rule 10A-3 of the Exchange Act and the additional independence requirements applicable specifically to Compensation Committee members under the NYSE's listing standards, and (3) each director currently serving on the Compensation Committee qualifies as an "outside director" under Section 162(m) of the Code and a "non-employee director" under Rule 16b-3 of the Exchange Act.

Executive Sessions

Our Corporate Governance Guidelines provide that every regular meeting of the Board will include one or more executive sessions at which no employee directors or other members of management are present in order to promote free and open discussion and communication among the non-employee directors. At least one executive session per year includes only independent directors. Our current Chairman of the Board, Keith Bailey, who is an independent director, presides over all executive sessions of the Board. If, in the future, our Chairman of the Board were to be a person who is an executive of the company, in accordance with our Corporate Governance Guidelines, our Board would appoint a lead director from among the non-employee directors to preside over the executive sessions of the Board.

Audit Committee Financial Experts and Financial Literacy

The Board has determined that Messrs. Condon, Fox, and Nance, the current members of the Audit Committee, are each financially literate as interpreted by the Board in its business judgment based on applicable NYSE rules, and that Messrs. Condon and Fox further qualify as an audit committee financial expert, as such term is defined in applicable SEC rules.

Communications with Non-Management Directors and Other Board Communications

The Board provides a process, pursuant to its Policy Regarding Communications from Stockholders, to enhance the ability of stockholders and other interested parties to communicate directly with the non-management directors as a group, the entire Board, Board committees or individual directors, including the Chairman of the Board and chair of any Board committee.

Stockholders and other interested parties may communicate by writing to: Cloud Peak Energy Inc., 505 South Gillette Avenue, Gillette, Wyoming 82716, Attn: Corporate Secretary; or via Internet at *www.cloudpeakenergy.com* by clicking on "Contact the Board" in the "Corporate Governance and

Committee Charters" subsection in the "Investor Relations" section. Stockholders may submit their communications to the Board or individual directors on a confidential or anonymous basis by sending the communication in a sealed envelope marked "Confidential—To be opened only by the Secretary of the Company." The Secretary of the Company will compile all communications submitted using the process described herein and forward such communications to such director or group of directors he deems necessary or appropriate. The Secretary is not required to forward certain communications if it is determined that the communication is (1) unrelated to the duties and responsibilities of the Board, (2) unduly hostile, threatening or illegal, or (3) obscene or otherwise deemed to be inappropriate.

Stockholder communications that relate to accounting, internal accounting controls or auditing matters will be processed in accordance with our Accounting Complaints Policy. Concerns about accounting or auditing matters may be forwarded on a confidential or anonymous basis to the Audit Committee by writing to: Cloud Peak Energy Inc., 505 South Gillette Avenue, Gillette, Wyoming 82716 Attn: General Counsel; as well as through the Ethics Hotline at (866) 528-0054.

Director Attendance at Annual Meetings

The Corporate Governance Guidelines provide that directors are expected to attend our Annual Meeting of Stockholders. All of our directors at the time of the 2012 annual meeting of stockholders attended that meeting.

Certain Relationships and Related Party Transactions

Policies and Procedures for Review and Approval of Related Party Transactions

Pursuant to our Related Party Transactions Policy, our Audit Committee reviews and approves or ratifies transactions in excess of $100,000 of value in which we participate and in which a director, executive officer or beneficial holder of more than 5% of any class of our voting securities has or will have a direct or indirect material interest. Under this policy, the Audit Committee is to obtain all information it believes to be relevant to a review and approval or ratification of these transactions. After consideration of the relevant information, the Audit Committee is to approve only those related party transactions that the Audit Committee believes are on their terms, taken as a whole, no less favorable to us than could be obtained in an arms-length transaction with an unrelated third party and that the Audit Committee determines are not inconsistent with the best interests of the company.

Management Services Agreement

Cloud Peak Energy Inc. entered into the Management Services Agreement with its wholly-owned subsidiary CPE Resources pursuant to which we provide certain management services to CPE Resources. In exchange for the services, CPE Resources reimburses us for compensation and other expenses of certain of our officers and for reasonable out-of-pocket costs and expenses incurred by us for providing the management services, including legal, accounting and other third-party advisors and consultants, certain insurance costs and other items of corporate overhead and costs associated with our maintenance of our corporate existence and status as a reporting company under the federal securities laws. CPE Resources also provides reasonable administrative and support services to us, such as office facilities, equipment, supplies, payroll and accounting and financial reporting. The Management Services Agreement also provides that our employees may participate in CPE Resources' benefit plans, and that CPE Resources employees may participate in our equity incentive plan. CPE Resources has agreed to indemnify us for any losses arising from our performance under the Management Services Agreement, except that we have agreed to indemnify CPE Resources for any losses caused by our willful misconduct or gross negligence. In the event we cease to serve as manager of CPE Resources, the Management Services Agreement will automatically terminate. In 2012, CPE Resources paid us approximately $8.1 million for services rendered under this agreement.

Policies on Business Conduct and Ethics

We have established a corporate compliance program as part of our commitment to responsible business practices in all of the communities in which we operate. The Board has adopted a Code of Conduct that applies to all of our directors, officers and employees, which promotes the fair, ethical, honest and lawful conduct in our business relationships with investors, employees, customers, suppliers, competitors, government representatives, and other business associates. In addition, we have adopted a Code of Ethics for Principal Executive and Senior Financial Officers. These two policies form the foundation of a compliance program that includes policies and procedures covering a variety of specific areas of professional conduct, including compliance with laws, conflicts of interest, confidentiality, public corporate disclosures, insider trading, trade practices, protection and proper use of company assets, intellectual property, financial accounting, employment practices, health, safety and environment, and political contributions and payments.

Both our Code of Conduct and our Code of Ethics for Principal Executive and Senior Financial Officers are available on our website at *www.cloudpeakenergy.com* in the "Corporate Governance and Committee Charters" subsection in the "Investor Relations" section. In accordance with NYSE and SEC rules, we will disclose any future amendments to our Code of Ethics, or waivers from our Code of Ethics for our Chief Executive Officer or Chief Financial Officer, by posting such information on our website within the time period required by applicable SEC and NYSE rules.

Indemnification of Officers and Directors

Our amended and restated bylaws require us to indemnify our officers and directors to the fullest extent permitted by the Delaware General Corporation Law. Our amended and restated bylaws also state that Cloud Peak Energy has the power to purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director or officer of the company, or is or was serving at the request of the company as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person or on the person's behalf in any such capacity, or arising out of the person's status as such, whether or not the company would have the power to indemnify the person against such liability under the company's bylaws or the Delaware General Corporation Law, provided, however, that such insurance is available on acceptable terms, which determination will be made by the Board.

Management Certifications

In accordance with the Sarbanes-Oxley Act of 2002 and SEC rules thereunder, our Chief Executive Officer and Chief Financial Officer have signed certifications under Sarbanes-Oxley Section 302, which have been filed as exhibits to our annual report on Form 10-K for the year ended December 31, 2012. In addition, our Chief Executive Officer submitted our most recent certification to the NYSE under Section 303A.12(a) of the NYSE listing standards on June 15, 2012.

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the number of shares of common stock beneficially owned by each person known by Cloud Peak Energy to beneficially own more than 5% of the outstanding shares of our common stock. Except as otherwise noted, (1) the persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them, and (2) ownership is as of the dates noted below. As of February 28, 2013, there were 61,114,157 shares of our common stock outstanding.

Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percent of Class
T. Rowe Price Associates, Inc.(1) 100 E. Pratt Street Baltimore, MD 21202	7,005,900	11.46%
BlackRock, Inc.(2) 40 East 52nd Street New York, NY 10022	4,684,960	7.67%
Artisan Investment Partners Holdings LP(3) 875 East Wisconsin Avenue, Ste. 800 Milwaukee, WI 53202	4,319,000	7.07%
The Vanguard Group, Inc.(4) 100 Vanguard Blvd. Malvern, PA 19355	3,642,339	5.96%

(1) This information is based on a Schedule 13G/A filed with the SEC on February 12, 2013, by T. Rowe Price Associates, Inc. ("Price Associates"), in which it reported sole voting power as to 1,417,400 shares and sole dispositive power as to all shares. These securities are owned by various individual and institutional investors for which Price Associates serves as an investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(2) This information is based on a Schedule 13G/A filed with the SEC on February 8, 2013, by BlackRock, Inc., in which it reported sole voting and dispositive power as to all shares.

(3) This information is based on a Schedule 13G/A filed with the SEC on February 6, 2013, filed jointly by Artisan Partners Holdings LP, Artisan Investment Corporation, Artisan Partners Limited Partnership, Artisan Investments GP LLC, ZFIC, Inc., Andrew A. Ziegler and Carlene M. Ziegler, in which they reported shared voting power as to 4,086,000 shares and shared dispositive power as to all shares.

(4) This information is based on a Schedule 13G/A filed with the SEC on February 12, 2013, by The Vanguard Group, Inc., in which it reported sole voting power as to 95,878 shares, sole dispositive power as to 3,549,261 shares and shared dispositive power as to 93,078 shares.

The following table sets forth information with respect to the number of shares of our common stock beneficially owned by (1) our "named executive officers," which, for purposes of this Proxy Statement, refers to the five current executive officers included in the Summary Compensation Table below in this Proxy Statement, (2) each current Cloud Peak Energy director and each nominee for director, and (3) all current Cloud Peak Energy directors and executive officers as a group. Except as otherwise noted, (1) the persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them, and (2) ownership is as of February 28, 2013.

Name and Address(1) of Beneficial Owner	Number of Shares of Common Stock(2)	Percent of Class
Colin Marshall	538,827	*
Gary Rivenes	165,428	*
Michael Barrett	159,646	*
James Orchard	87,255	*
A. Nick Taylor	89,823	*
Keith Bailey	34,362	*
James Voorhees	19,829	*
William Fox III	19,236	*
William Owens	18,423	*
Steven Nance	17,923	*
Patrick Condon	11,581	*
All Current Executive Officers and Directors as a Group (15 persons)	1,336,623	2.19%

* Less than 1%.

(1) Address for beneficial owners shown in the table is: c/o Cloud Peak Energy, 505 South Gillette Avenue, Gillette, Wyoming 82716.

(2) Includes the following shares of unvested restricted stock, common stock underlying restricted stock units and shares issuable upon the exercise of outstanding stock options that are exercisable within 60 days of February 28, 2013, as follows:

Name	Unvested Restricted Stock Awards	Common Stock Underlying Restricted Stock Units	Shares Issuable Upon Exercise of Options
Colin Marshall	55,893	—	367,924
Gary Rivenes	22,623	—	106,132
Michael Barrett	20,255	—	106,132
James Orchard	12,859	—	56,603
A. Nick Taylor	12,528	—	56,603
Keith Bailey	—	14,649	—
James Voorhees	—	13,579	—
William Fox III	—	10,549	—
William Owens	—	10,549	—
Steven Nance	—	10,549	—
Patrick Condon	—	11,581	—

EXECUTIVE COMPENSATION

Compensation Committee Report

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and contained in this Proxy Statement. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee
William Fox III, Chair
William Owens
James Voorhees

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") provides a discussion of the compensation philosophy and objectives that underlie our executive compensation program and how we evaluated and set our executives' compensation for 2012. This CD&A is intended to provide qualitative information concerning how 2012 compensation was earned by and awarded to our named executive officers. Further, it identifies the most significant factors relevant to our 2012 executive compensation decisions as well as any significant changes to our 2013 executive compensation program that have been implemented prior to filing this Proxy Statement and gives context to the data presented in the compensation tables included below in this Proxy Statement. The term "executive officers" means our senior executives who are all listed above under the heading "Executive Officers" and also includes Mr. Marshall (who is listed further above under the heading "Proposal I—Election of Directors" and is also an executive officer). The term "named executive officers" means the five current executive officers identified in the table below.

Our Named Executive Officers

Named Executive Officer	Title
Colin Marshall	President, Chief Executive Officer and Director
Gary Rivenes	Executive Vice President and Chief Operating Officer
Michael Barrett	Executive Vice President and Chief Financial Officer
James Orchard	Senior Vice President, Marketing and Government Affairs
A. Nick Taylor	Senior Vice President, Technical Services

Executive Summary

Our executive compensation program is designed to attract and retain highly competent, motivated executives and reward them for superior performance, consistent with creating long-term stockholder value. In a particularly challenging year for the coal industry, we were pleased with our 2012 financial and operational performance. In addition, we significantly reduced our all injury frequency rate and completed several important transactions that should position the company for future growth. These transactions included the Youngs Creek project, which gives us access to significant coal, and the announced sale of our interests in the Decker joint venture. Our 2012 Adjusted EBITDA was down slightly from 2011 (refer to page 61 of our Form 10-K filed on February 14, 2013 for additional information regarding Adjusted EBITDA). We also had a strong total stockholder return for 2012 (stock price performance plus the value of dividends, if any, received) relative to our Performance Peer Group (defined below). From the end of 2011 to the end of 2012, our relative total stockholder return was above the 80th percentile. Our absolute total stockholder return in 2012 was a 0.05% overall, reflecting the difficult coal market. Our total stockholder return in 2012 impacts the three year performance period for performance unit awards granted in 2012 and in certain prior years. Our total compensation for 2012 reflects this mixed performance for the year.

Our executive compensation program consists of three primary components: base salary, the potential for an annual cash bonus, and an equity-based long-term incentive program. We believe this mix appropriately rewards our executive officers for their overall contribution to company performance, while also aligning their interest with those of our stockholders with the ultimate objective of increasing long-term stockholder value.

For our CEO and our other named executive officers, each component represents the following percentage of their 2012 total targeted direct compensation:

Compensation Components—CEO



20%
20%
60%
Base Salary ($)
Target AIP ($)
Target LTIP ($)

Compensation Components—Other NEOs



29%
20%
51%
Base Salary (%)
Target AIP (%)
Target LTIP (%)

Base salaries are reviewed annually based upon a detailed review of the base salaries for comparable positions of our Compensation Peer Group (defined below) and other market data provided by Aon Hewitt, the Compensation Committee's independent executive compensation consultant. In addition, the Compensation Committee assesses individual performance, experience, and time in position. The following chart shows the adjustments to base salaries made by the Compensation Committee from 2010 through 2013 for the CEO and our other named executive officers:



$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$-
Marshall
Rivenes
Barrett
Orchard
Taylor
2010 Salary
2011 Salary
2012 Salary
2013 Salary

The various adjustments that were made to base salaries brought these salaries into better alignment with the base salaries for the respective positions of our Compensation Peer Group, and also were intended to reflect the contribution and performance of the individuals.

We have adopted a new annual bonus plan for the 2013 year, which is submitted to stockholders for their approval through Proposal IV below. References to the Annual Incentive Plan throughout this CD&A refer to the Annual Incentive Plan that was in effect during the 2012 year. Our Annual Incentive Plan was an annual cash bonus plan designed to reward executives for the achievement of certain annual company performance targets that were approved by the Compensation Committee in January 2012. Under the Annual Incentive Plan, each executive had the potential to earn an annual cash bonus based upon a percentage of the executive's base salary. The Annual Incentive Plan performance targets consisted of three components: Adjusted EBITDA (weighted 60%), safety (weighted 20%) and a discretionary component for personal performance (weighted 20%). If performance targets were exceeded, maximum payouts of up to two times target were possible. For 2012, we were slightly below the Adjusted EBITDA target of $361 million, but achieved close to the target for safety. The Adjusted EBITDA component was awarded at 87% of target and the safety performance component was awarded at 90% of target. The personal performance components of the Annual Incentive Plan were made at levels ranging between 110% and 175%, depending on the assessment of each individual's performance during the year. Although personal performance was discretionary at the sole determination of the Compensation Committee, with respect to the senior executive officers other than himself, our CEO provided his recommendations for these amounts to the Compensation Committee for its consideration. As a result, the Annual Incentive Plan payouts for our named executive officers for 2012 ranged between 92% and 105% of target, which was above the level of payouts awarded in 2011, as shown in the charts below. Improved safety performance was the main driver of this increase.

AIP Payout—CEO


$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$-
2011
2012

Average AIP Payout—Other NEOs


$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$-
2011
2012

The Cloud Peak Energy Inc. 2009 Long Term Incentive Plan ("LTIP") is an equity-based plan designed to align the long-term interests of our executive officers with those of our stockholders. Under the LTIP, each executive is awarded an annual award value based upon a multiple of the executive's base salary. The award consists of three components: restricted stock awards or units (25%), nonqualified stock options (25%) and performance share units (50%). The long term value of the LTIP is a function of our stock price performance over time: if our stock price increases, the value of awards made under the LTIP increases and our executives benefit; if our stock price decreases, the value of awards made under the LTIP decreases and our executives do not achieve some or all of the potential value of the awards.

Details of our executive compensation program are included in the following sections of our CD&A. Please read them to develop a full understanding of our program. We firmly believe our executive compensation program is in the best interest of our stockholders, is performance based, and is consistent with creating long-term stockholder value.

Executive Compensation Philosophy and Objectives

Our executive compensation program is designed to reward our executive officers for their overall contribution to company performance, including the achievement of specific annual, long-term and strategic goals. The executive compensation program also seeks to align executive officers' interest with those of our stockholders by rewarding performance that meets or exceeds established goals, with the ultimate objective of increasing long-term stockholder value. Specifically, the program is designed to:

- Retain and attract a highly competent, motivated team of employees appropriately aligned with the long-term interest of our stockholders;
- Encompass safety and environmental stewardship as core elements of our compensation program;
- Encourage behavior that will enhance both current year performance and long-term growth of stockholder value;
- Target total compensation to be in a range around the 50th percentile of our peer group with the opportunity for enhanced compensation for superior company and individual performance;
- Provide as part of our total compensation base salary, the opportunity for a cash bonus and, as appropriate, the opportunity for equity, linked to the long-term growth in total stockholder return;
- Achieve minimum performance thresholds prior to any incentive compensation being earned;
- Provide market competitive programs of health, welfare and retirement benefits to all employees on an equivalent basis; and
- Make equity ownership and retention guidelines for executives and directors a key component to ensure alignment with long-term stockholder interests.

The Compensation Committee reviews the compensation philosophy annually to review whether the goals and objectives are being met, and what, if any, changes may be needed to the philosophy.

Say on Pay

In 2012, approximately 98% of the votes cast approved on an advisory basis the compensation paid to our named executive officers for the 2011 year. As recommended by our Board of Directors in 2011, a majority of stockholders in 2011 expressed their preference for an advisory vote on executive compensation occurring every year, and we have implemented that recommendation. The Compensation Committee evaluated the results of last year's advisory vote on executive compensation and the support expressed by stockholders, and the Compensation Committee also considered many other factors in evaluating our executive compensation programs as discussed in this CD&A, including the Compensation Committee's assessment of the interaction of our compensation programs with our corporate business objectives, evaluations of our programs by the Committee's independent compensation consultant, and review of data relating to pay practices of our Compensation Peer Group. While each of these factors bore on the Compensation Committee's decisions regarding our named executive officers' compensation, the Compensation Committee did not make any material changes to our compensation programs as a result of the "say on pay" vote in 2012, given the support stockholders expressed for our executive compensation programs.

Setting Executive Compensation

The Compensation Committee asked Aon Hewitt, its independent executive compensation consultant (which is discussed in greater detail above under "Corporate Governance" within the subsection titled "Compensation Committee"), to conduct a comprehensive review of Cloud Peak

Energy's 2012 executive officer compensation program in order to assist the Compensation Committee in determining whether any elements of the existing compensation program should be modified. Aon Hewitt's review included the following, at the Compensation Committee's request:

- Total compensation plan review;
- Review of our Compensation Peer Group and our Performance Peer Group;
- Comparisons of executive positions against our Compensation Peer Group and industry market groups;
- Outside director compensation analysis; and
- Review of grant sizes and types as well as the performance goals utilized under our annual incentive plan and long term incentive plan.

As a result of this review, the Compensation Committee compared the compensation paid to our executives against compensation paid to executives in the Compensation Peer Group. The Compensation Committee's goal is for our executive officers' total compensation (assuming achievement of target for short and long-term incentive awards) to fall at approximately the 50th percentile of our Compensation Peer Group with the opportunity for enhanced compensation for superior company and individual performance. Our Performance Peer Group is used as further described below in connection with our LTIP.

The Compensation Committee also reviewed the Compensation Peer Group for relevancy, size and competitiveness as compared to us. Aon Hewitt assisted the Compensation Committee in this review by suggesting additional peer group companies for the Compensation Committee to consider based on a variety of criteria, including competition for executive talent, industry and industry-related peers, the size of the company as measured by asset base, revenue or market capitalization, and the availability of compensation data. The Compensation Committee considered the relative size of each of the companies in the Compensation Peer Group as measured by both revenues and market capitalization and also considered whether the companies were in an industry which could be easily compared to our business model. The Compensation Committee also took into account whether analysts and our investors considered these companies to be competitors with us for purposes of their analyses of our business.

As a result of this review, the Compensation Committee approved a revised list of Compensation Peer Group companies for the purpose of establishing the comparison targets for and annual review of the company's 2012 executive compensation program generally, which is presented below:

2012 Compensation Peer Group

Alpha Natural Resources
Arch Coal
Compass Minerals Intl
Consol Energy
International Coal Group
James River Coal
Patriot Coal
Peabody Energy
Penn Virginia
SM Energy
Walter Energy

Key Elements of Our Executive Compensation Program

The following table highlights the key elements of our 2012 executive compensation program and the primary purpose of each element. Each element set forth in the table below is discussed in further detail below in this CD&A.

Element	Objectives and Basis	Key Features
Base Salary	• Provide base compensation that is competitive for each position to reward and motivate individual performance.	• Targeted to be in a range around the 50th percentile of our Compensation Peer Group. • Varies by executive based upon individual skills, experience, responsibilities of the position, and other factors.
Annual Incentive Compensation (Cash Bonus)	• Provide short term rewards for achieving annual operating, financial and personal performance objectives. • Align executive officers' interests with those of our stockholders by promoting strong annual results through maximizing revenue and operating efficiency. • Retain executive officers by providing market-competitive compensation.	• Cash bonus based on achievement of company financial and safety targets. • A portion of the cash bonus is based on individual performance at the discretion of the Compensation Committee. • Actual payout can vary from 0% to 200% of the target amount.
Long-Term Incentive Awards (Equity)	• Align executives' interests with stockholders' interests by linking part of each executive officer's compensation to long-term corporate performance. • Provide ownership opportunities which promote retention and enable us to attract and motivate our executive officers. • Retain executive officers through multi-year vesting of equity grants.	• Targeted at a level that will provide total direct compensation opportunities (base + annual incentive + equity awards) in a range around the 50th percentile of our Compensation Peer Group's total direct compensation. • Utilizes different equity types, including stock options, restricted stock and performance share units to balance the multiple objectives. • Long-term equity awards generally vest 100% at the end of a three-year period.

Base Salary

The level of base salary paid to our executive officers is determined after considering their experience, skill level, role and level of responsibility within our organization. The Compensation Committee intends to review annually the base salary levels of our executive officers as part of its performance review process. During its review of base salaries for 2012, the Compensation Committee, with the assistance of Aon Hewitt, considered the following additional elements with respect to the individual base salary levels for each of our executive officers:

- market data of our Compensation Peer Group and, as a secondary source, survey data of broader industry and other similar companies, which provided a broader scope of compensation data than the Compensation Peer Group;
- an internal review of each executive officer's base salary and total compensation, both individually and relative to other executive officers; and
- the quality of performance, level of expertise, and level of responsibility of each individual executive officer.

Based on the Compensation Committee's review of our performance during 2011 and the named executive officers' salaries relative to the market data presented by Aon Hewitt, the Compensation Committee determined that the annual base salaries of Messrs. Barrett, Orchard and Taylor would each be increased to better align their base salaries with the Compensation Peer Group. All other named executive officer salaries were unchanged for 2012. The table below reflects the 2012 annual base salary rate for each named executive officer.

Name	2012 Annual Base Salary	2011 Annual Base Salary
Colin Marshall	$700,000	$700,000
Gary Rivenes	$425,000	$425,000
Michael Barrett	$385,000	$375,000
James Orchard	$340,000	$300,000
A. Nick Taylor	$325,000	$300,000

Annual Incentive Compensation

Our Annual Incentive Plan is our cash bonus plan, which has a one-year performance period. Awards under the plan are paid based on actual performance against pre-established company and personal performance targets that are approved in advance by the Compensation Committee. In accordance with the plan, annual incentive compensation is determined after the completion of each fiscal year and is based on operational and financial performance during the year, as well as personal performance.

The target bonus percentage amounts ("target") under the Annual Incentive Plan awards for 2012 were based on a multiple of each executive's base salary for 2012. After consulting with Aon Hewitt and considering the market data provided by Aon Hewitt, the Compensation Committee determined that no changes to the target multiple used in 2011 for the named executive officers were needed with regard to the 2012 compensation program.

The following table provides the 2012 target multiple, as well as potential payments which could have been made upon the achievement of a threshold, objective or maximum level of performance. The table also provides for comparison purposes the actual award each of the named executive officers earned during 2012.

Name	2012 Target Award (% of Base Salary)	2012 Threshold: 50% of Target Award ($)	2012 Objective: 100% of Target Award ($)	2012 Maximum: 200% of Target Award ($)	Actual 2012 Award ($)
Colin Marshall	100	350,000	700,000	1,400,000	735,000
Gary Rivenes	75	159,375	318,750	637,500	331,500
Michael Barrett	75	144,375	288,750	577,500	294,600
James Orchard	60	102,000	204,000	408,000	208,100
A. Nick Taylor	60	97,500	195,000	390,000	179,400

The measurement objectives for the plan were established at the beginning of 2012 by the Compensation Committee. There are three components that determined 2012 awards under the Annual Incentive Plan: Adjusted EBITDA (weighted 60%), safety (weighted 20%) and a discretionary component for personal performance (weighted 20%). Although personal performance is discretionary at the sole determination of the Compensation Committee, with respect to the senior executive officers other than himself, our CEO provided his recommendations for these amounts to the Compensation Committee for its consideration.

The threshold, objective and maximum for the Adjusted EBITDA and safety components, including actual results achieved for each component for 2012, are shown in the following table:

Metric	Threshold	Objective	Maximum	Actual 2012 Result
Adjusted EBITDA(1) (in millions)	$278	$361	$427	$339
Safety (AIFR)(2)	0.73	0.58 (+ zero fatalities)	0.44 (+ zero fatalities)	0.61

(1) Refer to page 61 of our Form 10-K filed on February 14, 2013 for additional information regarding Adjusted EBITDA and assumptions that were used to calculate the results of such target.

(2) See below for a discussion of the differences between our all injury frequency rate (AIFR) calculation for the Annual Incentive Plan compared to the Mine Safety and Health Administration (MSHA) methodology.

In setting the company performance objectives for 2012, the Compensation Committee considered a variety of factors, including (i) the continued importance of safety in the company's culture and the desire to continuously improve the company's safety record, (ii) setting financial performance targets at a level which will appropriately incentivize and compensate executive officers, and (iii) the importance of holding each executive accountable for his individual contribution to our success.

In establishing Adjusted EBITDA targets for 2012, the Compensation Committee reviewed a sensitivity analysis to the key business drivers of Adjusted EBITDA. This sensitivity analysis sought to identify opportunities and risks for each of the key business drivers to establish the threshold, objective, and maximum Adjusted EBITDA targets. Key business drivers included sales volumes, coal prices and operating costs, including diesel fuel, labor and explosives costs. Lower shipments in 2012 partially offset by higher Adjusted EBITDA and realized derivative gains from our Logistics and Related Activities segment caused 2012 Adjusted EBITDA results to be below target.

Taking into account the recommendation of management, the Compensation Committee again used a rolling three-year average of our AIFR to establish the safety threshold. Objective (target) and maximum levels were established by reducing the threshold number by 20% and 40%, respectively. We calculate our AIFR using the same methodology used to report monthly to MSHA, which is calculated by multiplying the number of reportable injuries times 200,000, divided by the total number of hours of employee exposure. The number we report to MSHA is required to include only the employees at our three owned and operated mines and does not include contractors, visitors or employees at our non-mine sites. However, the safety number we use for our Annual Incentive Plan is based on all our employees and includes contractors and all other visitors to all our sites. As such, our number for purposes of our Annual Incentive Plan target is usually different than the MSHA number we report publicly. During 2012, we calculated an AIFR of 0.61, compared to a 0.82 reported by MSHA. The difference is the result of the increased number of total hours of employee exposure due to the inclusion of all our employees, contractors and visitors, and is also positively impacted by the fact that contractors had no reportable injuries during 2012. During 2012, our employees suffered 12 reportable injuries, a significant decrease compared to 2011, resulting in an improved AIFR.

The following table provides a quantitative supplemental breakdown of the three components that make up the named executive officers' actual 2012 award under our Annual Incentive Plan. Both the dollar amount of the award and the award as a percentage of each named executive officer's target are displayed for each component.

	ADJUSTED EBITDA Weighting: 60% Result as % of Target: 87%	SAFETY Weighting: 20% Result as % of Target: 90%	DISCRETIONARY PERSONAL PERFORMANCE Weighting: 20%			Total 2012 Award	
	Dollar Amount of Award	Dollar Amount of Award	Result as % of Target	Dollar Amount of Award	Total Performance Score	($)	As a % of Base Salary
Colin Marshall . . .	$364,000	$126,000	175%	$245,000	105%	$735,000	105%
Gary Rivenes	$165,800	$ 57,400	170%	$108,300	104%	$331,500	78%
Michael Barrett . .	$150,200	$ 52,000	160%	$ 92,400	102%	$294,600	77%
James Orchard . . .	$106,100	$ 36,800	160%	$ 65,200	102%	$208,100	61%
A. Nick Taylor . . .	$101,400	$ 35,100	110%	$ 42,900	92%	$179,400	55%

Long-Term Equity-Based Awards

The LTIP provides for the grant of a variety of equity-based awards, including share based awards and options, and awards contingent on performance. The LTIP is intended to promote our long-term success and increase long-term stockholder value by attracting, motivating and retaining our non-employee directors, officers and employees. Additionally, to better align our executive officers' long-term interests with those of our stockholders, the LTIP does not allow for the repricing of stock options once they are awarded unless approved by our stockholders.

We intend for a significant portion of our total compensation provided to our executive officers to consist of equity-based compensation. For 2012, the Compensation Committee awarded a mix of non-qualified stock options, shares of restricted stock and performance share units to accomplish several objectives, including:

- providing an incentive for our executive officers to grow long-term stockholder value;
- providing an incentive for our executive officers to preserve long-term stockholder value and avoid excessive risks; and
- positively impacting executive officer retention.

Equity Award Material Terms—We grant equity awards to our executives and certain other employees annually, generally in March of each year. As determined by the Compensation Committee, stock options have a fixed term (subject to a 10 year maximum) after which they will not be exercisable. Stock options and restricted stock awards or units vest on the basis of time as determined by the Compensation Committee, which is three years in the case of all awards granted to-date. All outstanding equity awards vest on an accelerated basis in connection with a change in control and upon certain types of termination of employment. For information regarding the terms of this accelerated vesting, please see "Potential Payments Upon Termination or Change in Control—LTIP Awards."

Our performance share units require a minimum relative stock performance compared to our Performance Peer Group. Payouts also depend on whether the company has a positive total stockholder return for the performance period. Performance share units are intended to provide market-competitive compensation to our executive officers. The performance conditions are established by the Compensation Committee at the outset of the performance period, which is three years. The performance condition that the Compensation Committee determined to use in order to more closely align this element of the named executive officers' compensation with our stockholders' interests is relative total stockholder return (RTSR), which is calculated by comparing our total stockholder return (TSR) to the TSR of our Performance Peer Group over the performance period. TSR is calculated as follows:

$$\text{TSR(1)} = \frac{\text{End of Period Share Price} - \text{Beginning of Period Share Price} + \text{Dividends(2)}}{\text{Beginning of Period Share Price}}$$

(1) Share prices are calculated based on a multi-day average, as provided by the relevant award agreement.

(2) Assumes the reinvestment of dividends paid in the applicable shares during the performance period as of the last trading day of each applicable fiscal quarter in which dividends are paid.

Performance share unit awards will vest at target if the company's RTSR for the three year performance period is at least at the median level of the Performance Peer Group total stockholder return. Awards can vest at an enhanced percentage of the target award in the case of an RTSR level above targeted levels (up to 200%). Likewise, no award would be earned if RTSR is below a threshold level. Award payouts also depend on whether the company has a negative total stockholder return for the performance period.

Performance Peer Group—In connection with the award of performance share units in 2012, the Compensation Committee established a separate performance peer group against which the company's total stockholder return could be measured. The Compensation Committee asked Aon Hewitt to assist in developing a performance peer group, and, together with Aon Hewitt, the Compensation Committee looked at the addition of oil and gas companies, taking into account that this industry, particularly those companies with a focus on natural gas production, is generally considered a direct competitor to the coal industry and often shares our customer base. The Compensation Committee considered the relative size of the proposed companies, as well as the overall mix of coal and oil and gas companies in the performance peer group. In 2012, the Compensation Committee approved the following Performance Peer Group:

Performance Peer Group

Alliance Resource Partners
Alpha Natural Resources
Arch Coal
Berry Petroleum
Cabot Oil & Gas
Consol Energy
EQT Corp.
Forest Oil Corp.

James River Coal
Newfield Exploration Co.
Noble Energy
Patriot Coal
Peabody Energy
Penn Virginia
Sandridge Energy
SM Energy
Walter Energy
Whiting Petroleum Corp.

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* Italics denotes companies which are common as between the Performance and Compensation Peer Groups.

Equity Awards for 2012—Our equity program is based on the award of equity equal to a certain percentage of the executive's base salary, or "target multiple" in the form of restricted stock awards or units (25%), nonqualified stock options (25%) and performance share units (50%). The Compensation Committee made no changes to the 2012 target multiples for any of the named executive officers.

The following table provides the LTIP target multiples for 2012 executive compensation programs for each of the named executive officers:

Name	2012 Target as % of Base Salary	% of Target: Restricted Stock Awards	% of Target: Nonqualified Stock Options	% of Target: Performance Share Units (at Target)	% of Target: Performance Share Units (at Maximum)
Colin Marshall . . .	300	25	25	50	100
Gary Rivenes	200	25	25	50	100
Michael Barrett . .	200	25	25	50	100
James Orchard . . .	150	25	25	50	100
A. Nick Taylor . . .	150	25	25	50	100

Clawback Feature—Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") requires the SEC to direct national securities exchanges to prohibit the listing of any security of an issuer that fails to develop and implement a clawback policy to recover certain incentive-based compensation in the event of a financial restatement due to material non-compliance with any financial reporting requirement. Beginning with the 2011 equity grants, the Compensation Committee introduced a provision into our equity grant agreements whereby the equity grants to executive officers and other employees are subject to any clawback policies the company may adopt which may result in the reduction, cancellation, forfeiture or recoupment of such grants if certain specified events occur, including, but not limited to, an accounting restatement due to the company's material noncompliance with financial reporting regulations. The Compensation Committee also introduced a similar provision into our 2013 Annual Incentive Plan. Although the company has not yet adopted a separate policy, it anticipates doing so upon promulgation of final rules, if not sooner, and is continuing to monitor the relevant laws and regulations regarding clawback policies.

Stock Ownership Guidelines—In January 2011, the Compensation Committee established stock ownership guidelines for our executive officers and certain other employees. These guidelines reinforce the importance of aligning the interests of our executive officers with the interests of our stockholders. The guidelines are expressed in terms of the value of their equity holdings as a multiple of each named executive officer's base salary, as follows:

Name	Stock Ownership Guideline
Colin Marshall	5X Base Salary
Gary Rivenes	3X Base Salary
Michael Barrett	3X Base Salary
James Orchard	2X Base Salary
A. Nick Taylor	2X Base Salary

Equity interests that count toward the satisfaction of the ownership guidelines include stock owned outright by the employee or jointly owned, unvested restricted stock or stock units, and, to the extent provided, stock owned in a company-sponsored retirement plan. Although the employees are not subject to a minimum number of years in which to achieve their ownership goals, they are generally prohibited from selling or transferring any stock granted by the company that would cause them to drop below their ownership guideline level. None of the named executive officers met the applicable guidelines as set forth in the table above based upon the closing price of the company's stock on December 31, 2012 of $19.33 and each named executive officer's applicable salary as of that date.

Additionally, we have stock ownership guidelines for our non-employee directors. For information regarding these guidelines, please see "Director Compensation" below.

Other Benefits

Retirement and Health and Welfare—We offer the same types of retirement, health and welfare benefits to all of our employees, including to our executive officers, as part of our total executive compensation package. Our programs are designed to be competitive and cost-effective. It is our objective to provide core benefits, including medical, retirement, life insurance, and paid time off to all our employees and executive officers. Benefits programs are reviewed on a periodic basis by comparing against companies with which we directly compete, reviewing published survey information, and obtaining advice from various third party benefits consultants.

Our executive officers and other employees participate in our tax-qualified defined contribution savings plan, which we refer to as the Profit Sharing Plan. The Profit Sharing Plan is designed to attract and retain key talent by providing our executive officers and other employees with a competitive retirement program. We also offer a retiree medical plan that is designed to provide retiree medical benefits for our executive officers and other employees once they reach age 55 and have 10 years of continuous service combined with Rio Tinto and us or age 65. We provide a company match for 401(k) participants of up to the first 6% of the individual's contributions, and contribute a profit sharing contribution of 6% of base salary and a portion of the annual cash bonus for each of our employees, including our named executive officers.

We also offer a non-qualified deferred compensation program ("NQDC Plan") to the executive officers and select other high-level employees. The NQDC Plan was put in place to continue our efforts to remain competitive with our benefit programs and is designed to allow the deferral of pre-tax compensation in excess of the limits imposed by the Internal Revenue Service under our 401(k) and profit sharing plans. Participants are eligible to defer up to 80% of their base salary and 100% of their Annual Incentive Plan bonus award earned during the year. Similar to our 401(k) plan, participants are eligible to receive a dollar-for-dollar company match of up to 6% of their deferrals. The NQDC Plan also provides a company contribution consistent with the design of our Profit Sharing Plan. Additional information regarding the material terms of the NQDC Plan is set forth under "—Executive Compensation Tables—Nonqualified Deferred Compensation."

Employment Agreements—We have entered into employment agreements with all our executive officers. These employment agreements provide assurances as to position, responsibility, location of employment and certain compensation terms, which, if breached, would constitute "good reason" to terminate employment with us. Each agreement is structured to have a term of three years that, commencing at the end of such three year period and each year thereafter, will extend automatically for one year unless advance written notice by either party is provided. In addition, the agreements provide for:

- Specified base salaries.
- Participation in all of our employee benefit plans on the same basis as our other senior management.
- Termination benefits, including, in specified circumstances, severance payments.
- Annual bonuses pursuant to our Annual Incentive Plan and grants pursuant to our LTIP, including stock options, restricted stock and performance share units.

We have not entered into separate severance agreements with our executive officers and instead rely on the terms of the executive's employment agreement and LTIP award agreements to dictate the terms of any severance and change in control arrangements. Our employment agreements do not provide for accelerated or enhanced cash payments or health and welfare benefits upon a change in control, but do provide for such payments upon the termination of the executive's position for "good reason" or "without cause," which are defined in the employment agreement and described in more detail in "Potential Payments Upon Termination or Change in Control" below. Each of the executive officer's LTIP award agreements set forth acceleration terms in the event of a termination within two years of a change in control or termination of the executive's position by the executive for good reason or by us without cause. Additional information regarding these severance terms is set forth below under "Potential Termination and Change in Control Benefits Table."

Perquisites—It is our policy to not grant perquisites to our named executive officers as a matter of good practice, although the Compensation Committee reserves the right to grant perquisites in the future if it finds that doing so furthers its compensation goals and objectives.

Changes in Executive Compensation Program for 2013

During its review of the planned 2013 executive compensation program, the Compensation Committee reviewed market data from our new Compensation Peer Group and secondary source data from general industry, as well as the individual performance of the CEO and each other senior executive officer, company performance, our compensation philosophy and changes made to the program and individual compensation in 2012. The Compensation Committee approved a modified compensation peer group for 2013, to focus on coal industry companies. As a result of that review, the Compensation Committee made the following adjustments to base salaries for certain of its named executive officers:

Name	2013 Annual Base Salary	2012 Annual Base Salary
Colin Marshall	$740,000	$700,000
Gary Rivenes	$450,000	$425,000
Michael Barrett	$400,000	$385,000
James Orchard	$350,000	$340,000

These adjustments were made primarily to account for changes in the market data reviewed by the Compensation Committee and also to address personal performance during 2012. Furthermore, the Compensation Committee revised the performance measurements for the performance share units granted in 2013 to remove companies who had been acquired by other peer companies and add four additional coal companies to the list of peer companies. The Compensation Committee also determined to begin granting restricted stock units instead of restricted stock awards. No other significant changes to the 2013 executive compensation program were made compared to 2012.

Tax Deductibility of Executive Compensation

Pursuant to Section 162(m) of the Internal Revenue Code, certain compensation paid to our chief executive officer and our three most highly compensated executive officers (other than our chief financial officer) in excess of $1 million is not tax deductible, except to the extent it constitutes performance-based compensation. We have designed certain elements of compensation for our executive officers to be performance-based compensation under Section 162(m) of the Internal Revenue Code in order to maintain the deductibility of that compensation when we felt that performance-based compensation was appropriate for those executive officers. To this end, we previously requested that our stockholders approve the material terms of our LTIP at the 2011 annual meeting of stockholders, and we are requesting approval of the material terms of the 2013 Annual Incentive Plan through Proposal IV below, for purposes of Section 162(m) of the Internal Revenue Code, as stockholder approval of the material terms of these two plans is necessary for us to design awards as performance-based compensation for our covered executive officers. The Compensation Committee considers its primary goal to design compensation strategies that further the best interests of our stockholders. In certain cases, it may determine that the amount of tax deductions lost is not significant when compared to the potential opportunity a compensation program provides for creating long-term stockholder value. The Compensation Committee therefore retains the ability to evaluate the performance of our executive officers and to pay appropriate compensation, even if some of it may be non-deductible. For example, the Compensation Committee retained the 20% personal performance component of the 2013 Annual Incentive Plan awards even through that portion would not be deductible as performance-based compensation under Section 162(m).

Review of and Conclusion Regarding All Components of Executive Compensation

Overall, the Compensation Committee finds the named executive officers' total compensation to be fair, reasonable and consistent with the company's executive compensation philosophy.

Important Note Regarding Compensation Tables

The following compensation tables in this Proxy Statement have been prepared pursuant to SEC rules. Although some amounts (*e.g.*, salary, bonus and non-equity incentive plan compensation) represent actual dollars paid to an executive, other amounts are estimates based on certain assumptions about future circumstances (*e.g.*, payments upon termination of an executive's employment) or they may represent dollar amounts recognized for financial statement reporting purposes in accordance with FASB ASC Topic 718, but do not represent actual dollars received by the executive (*e.g.*, dollar values of stock awards and option awards). The footnotes and other explanations to the Summary Compensation table and the other tables herein contain important estimates, assumptions and other information regarding the amounts set forth in the tables and should be considered together with the quantitative information in the tables.

Executive Compensation Tables

2012 Summary Compensation Table

The following table sets forth information regarding compensation for each of our named executive officers for fiscal years 2012, 2011, and 2010. Although Mr. Taylor was not a named executive officer in 2010, SEC rules require disclosure of his compensation for all fiscal years covered in this table.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(i)	(j)
Colin Marshall(5)	2012	700,000	—	1,612,658	524,792	735,000	136,986	3,709,436
President and Chief	2011	699,999	—	1,531,444	524,999	630,000	92,373	3,478,815
Executive Officer	2010	650,000	—	—	—	1,202,500	44,384	1,896,884
Gary Rivenes	2012	425,001	—	652,750	212,410	331,500	77,685	1,699,345
Executive Vice	2011	424,998	—	619,851	212,489	280,500	65,733	1,603,571
President and Chief	2010	374,999	—	—	—	523,200	25,014	923,213
Operating Officer								
Michael Barrett	2012	384,810	—	591,305	192,417	294,600	70,192	1,533,324
Executive Vice	2011	374,999	—	546,926	187,499	247,500	60,623	1,417,547
President and Chief	2010	374,999	—	—	—	562,500	72,433	1,009,932
Financial Officer								
James Orchard	2012	339,235	—	391,650	127,446	208,100	58,544	1,124,975
Senior Vice President,	2011	299,998	—	328,152	112,492	176,400	52,773	969,815
Marketing and	2010	299,998	—	—	—	333,000	52,791	685,790
Government Affairs								
A. Nick Taylor	2012	324,519	—	374,365	121,819	179,400	53,850	1,053,954
Senior Vice President,	2011	299,998	—	328,152	112,492	151,200	52,959	944,801
Technical Services	2010	299,998	—	—	—	327,600	26,352	653,950

(1) The amounts reported in the "Stock Awards" column for 2012 reflect the aggregate grant date fair value of the restricted stock and performance share unit awards granted under the LTIP during fiscal 2012, computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. Further details of the methods and assumptions used for purposes of valuing these awards are included in Note 17 of the Notes to Consolidated Financial Statements included in our Form 10-K for fiscal 2012.

(2) The amounts reported in the "Option Awards" column for 2012 reflect the aggregate grant date fair value of the stock option awards granted under the LTIP during fiscal 2012, computed in accordance with FASB ASC Topic 718. Further details of the methods and assumptions used for these awards are included in Note 17 of the Notes to Consolidated Financial Statements included in our Form 10-K for fiscal 2012.

(3) For 2012, the amounts shown represent payments earned by each named executive officer under our Annual Incentive Plan for performance during that year.

(4) The amounts shown in the "All Other Compensation" column with respect to 2012 are more fully described in the All Other Compensation table included below.

(5) Mr. Marshall does not receive compensation for his service on the Board.

All Other Compensation

Name	Company Contrib. to 401(k) Plan($)	Company Contrib. to Profit Sharing Plan($)	Company Contrib. to NQDC Plan($)	Company Profit Sharing Contrib. Under NQDC Plan($)	Other(a)($)	Total($)
Colin Marshall . .	15,000	11,337	59,146	49,563	1,940	136,986
Gary Rivenes . . .	15,000	9,780	27,330	24,134	1,440	77,685
Michael Barrett .	15,000	9,582	22,938	20,931	1,740	70,192
James Orchard . .	15,000	9,708	15,938	15,938	1,960	58,544
A. Nick Taylor . .	13,735	9,606	14,809	13,901	1,800	53,850

(a) Includes the following amounts for the annual safety award: Mr. Marshall, $500; Mr. Barrett, $300; Mr. Orchard, $600; and Mr. Taylor, $500. Also includes the following long-term disability premiums paid by us on behalf of the individual: Mr. Marshall, $1,440; Mr. Rivenes, $1,440; Mr. Barrett, $1,440; Mr. Orchard, $1,360; and Mr. Taylor, $1,300.

2012 Grants of Plan Based Awards

The following table reflects Annual Incentive Plan awards, performance share unit awards, stock options and restricted stock awards granted to each of our named executive officers in 2012.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)						
Name (a)	Type of Award(1)	Grant Date (b)	Threshold ($)(c)	Target ($)(d)	Maximum ($)(e)	Threshold (#)(f)	Target (#)(g)	Maximum (#)(h)	All Other Stock Awards: Number of Shares of Stock or Units (#) (i)(4)	All Other Option Awards: Number of Securities Underlying Options (#) (j)(5)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards ($)(l)(6)
Colin Marshall	AIP		350,000	700,000	1,400,000							
	PSU	3/15/2012				30,882	61,764	123,528				1,087,664
	NQ	3/15/2012								58,011	17.00	524,792
	RSA	3/15/2012							30,882			524,994
Gary Rivenes	AIP		159,375	318,750	637,500							
	PSU	3/15/2012				12,500	25,000	50,000				440,250
	NQ	3/15/2012								23,480	17.00	212,410
	RSA	3/15/2012							12,500			212,500
Michael Barrett . . .	AIP		144,375	288,750	577,500							
	PSU	3/15/2012				11,323	22,647	45,294				398,814
	NQ	3/15/2012								21,270	17.00	192,417
	RSA	3/15/2012							11,323			192,491
James Orchard	AIP		102,000	204,000	408,000							
	PSU	3/15/2012				7,500	15,000	30,000				264,150
	NQ	3/15/2012								14,088	17.00	127,446
	RSA	3/15/2012							7,500			127,500
A. Nick Taylor	AIP		97,500	195,000	390,000							
	PSU	3/15/2012				7,169	14,338	28,676				252,492
	NQ	3/15/2012								13,466	17.00	121,819
	RSA	3/15/2012							7,169			112,873

(1) Type of Award:
AIP = Cash payment under the Annual Incentive Plan
PSU = Performance share units granted under the Long-Term Incentive Plan
NQ = Non-qualified stock options granted under the Long-Term Incentive Plan
RSA = Restricted stock awards granted under the Long-Term Incentive Plan

(2) The amounts in columns (c), (d), and (e) represent the threshold, target and maximum payment levels with respect to the 2012 annual cash incentive awards under our Annual Incentive Plan. Actual bonus payouts for 2012, which were made in March 2013, are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(3) The amounts in columns (f), (g), and (h) represent the threshold, target and maximum number of shares of our common stock that may be earned with respect to grants of performance share units in 2012 under our LTIP.

(4) The amounts reported in column (i) are the number of restricted shares of our common stock granted to each named executive officer in 2012 under our LTIP.

(5) The amounts reported in column (j) are the number of stock options granted to each named executive officer in 2012 under our LTIP. The exercise price of stock options is equal to the closing market price of our common stock on the date of grant of the option.

(6) Amounts for restricted stock, performance share unit and stock option awards represent each award's grant date fair value computed in accordance with FASB ASC Topic 718, based on the closing price of our stock on the date of grant. The value of performance share units is based upon the estimated outcome of the market condition applicable to the awards as required by FASB ASC Topic 718. See footnotes (1) and (2) to the Summary Compensation Table for additional information about the assumptions used in calculating these amounts.

Annual Incentive Plan Awards

The amounts shown in the Grants of Plan Based Awards table for annual cash incentive awards represent the threshold, target and maximum amounts of annual cash incentive compensation that, depending on performance results, might have been paid to each officer for 2012 performance. The actual amount paid for 2012 is included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. The treatment of awards paid out under our Annual Incentive Plan in the event of certain terminations of employment and/or upon the occurrence of a change in control is described below under "—Potential Payments Upon Termination or Change in Control."

Long-Term Incentive Plan Awards

In 2012, each of our named executive officers received a restricted stock award, a non-qualified stock option award and a performance share unit award. The restricted stock awards and non-qualified stock option awards are scheduled to vest as to 100% on March 15, 2015, contingent upon continued employment. A named executive officer will not receive dividends, if any, on restricted stock until the shares have fully vested and, upon the vesting date, the officer will be paid any dividends that may have accrued on the restricted shares in the form of additional shares of unrestricted stock. The performance share unit award is subject to performance vesting requirements based upon the achievement of certain performance goals tied to total stockholder return, as detailed in the grant award agreements. Final vesting of the performance share units could be from 0 to 200% of target based on actual performance achieved during the performance period. The performance share units are also contingent upon the continued employment of the named executive officer through the last day of the performance period, which began on January 1, 2012 and ends on December 31, 2014. The named executive officers will earn dividend equivalents, if any, on the performance share units, which will be reinvested into additional performance share units. Additional information regarding these awards may be found above under "—Compensation Discussion and Analysis—Key Elements of Our Executive Compensation Program—Long-Term Equity-Based Awards." The treatment of awards granted under our LTIP in the event of certain terminations of employment and/or upon the occurrence of a change in control is described below under "—Potential Payments Upon Termination or Change in Control."

2012 Outstanding Equity Awards at Year End

The table below sets forth information regarding outstanding equity awards held at the end of 2012 by our named executive officers. No awards were granted to our named executive officers in 2010.

	Option Awards(1)				Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#)(2) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3) (j)
Colin Marshall								
2009 NQ	367,924	0	15.00	11/20/2019				
2011 NQ	0	42,101	20.99	3/8/2021				
2011 RSA					25,011	483,213		
2011 PSU							25,011	483,463
2012 NQ	0	58,011	17.00	3/15/2022				
2012 RSA					30,882	596,949		
2012 PSU							123,528	2,387,796
Gary Rivenes								
2009 NQ	106,132	0	15.00	11/20/2019				
2011 NQ	0	17,040	20.99	3/8/2021				
2011 RSA					10,123	195,576		
2011 PSU							10,123	195,678
2012 NQ	0	23,480	17.00	3/15/2022				
2012 RSA					12,500	241,625		
2012 PSU							50,000	966,500
Michael Barrett								
2009 NQ	106,132	0	15.00	11/20/2019				
2011 NQ	0	15,036	20.99	3/8/2021				
2011 RSA					8,932	172,566		
2011 PSU							8,932	172,656
2012 NQ	0	21,270	17.00	3/15/2022				
2012 RSA					11,323	218,874		
2012 PSU							45,294	815,534
James Orchard								
2009 NQ	56,603	0	15.00	11/20/2019				
2011 NQ	0	9,021	20.99	3/8/2021				
2011 RSA					5,359	103,536		
2011 PSU							5,359	103,589
2012 NQ	0	14,088	17.00	3/15/2022				
2012 RSA					7,500	144,975		
2012 PSU							30,000	579,900
A. Nick Taylor								
2009 NQ	56,603	0	15.00	11/20/2019				
2011 NQ	0	9,021	20.99	3/8/2021				
2011 RSA					5,359	103,536		
2011 PSU							5,359	103,589
2012 NQ	0	13,466	17.00	3/15/2022				
2012 RSA					7,169	138,577		
2012 PSU							28,676	554,308

(1) Option awards vest with respect to 100% of the underlying shares on the third anniversary of the date of grant. The 2009 option awards (2009 NQ) vested in full on November 20, 2012. The 2011 option awards (2011 NQ) will vest in full on March 8, 2014, and the 2012 option awards (2012 NQ) will vest in full on March 15, 2015, in each case subject to the continued employment of the named executive officer through the applicable vesting date. The treatment of outstanding option awards in the event of certain terminations of employment and/or upon the occurrence of a change in control is described below under "—Potential Payments Upon Termination or Change in Control."

(2) Restricted stock awards vest with respect to 100% of the shares subject to the award on the third anniversary of the date of grant. The 2011 restricted stock awards (2011 RSA) will vest in full on March 8, 2014 and the 2012 restricted stock awards (2012 RSA) will vest in full on March 15, 2015, in each case subject to the continued employment of the named executive officers through the applicable vesting date. The treatment of outstanding restricted stock awards in the event of certain terminations of employment and/or upon the occurrence of a change in control is described below under "—Potential Payments Upon Termination or Change in Control."

(3) Represents the market value of outstanding awards based on the closing price of $19.33 per share of our common stock on December 31, 2012, the last trading day of fiscal 2012.

(4) The 2011 award of performance share units (2011 PSU) has a three-year performance period that began on January 1, 2011 and ends on December 31, 2013, and the 2012 award of performance share units (2012 PSU) has a three-year performance period that began on January 1, 2012 and ends on December 31, 2014. As of December 31, 2012, our relative total stockholder return with respect to the 2011 PSU award would have resulted in a ranking below the threshold level of the awards. Therefore, the amount reported in the table is the lowest number in excess of 0 that could be earned with respect to the 2011 PSU, which is the threshold level. As of December 31, 2012, our

relative total stockholder return with respect to the 2012 PSU award would have resulted in a ranking at 190% of the target level. Therefore, the amount reported in the table is the maximum level. The vesting schedule applicable to the 2011 PSU and 2012 PSU is described above in our CD&A under "—Key Elements of Our Executive Compensation Program—Long Term Equity-Based Awards." The treatment of outstanding performance share unit awards in the event of certain terminations of employment and/or upon the occurrence of a change in control is described below under "—Potential Payments Upon Termination or Change in Control."

2012 Option Exercises and Stock Vested

The table below sets forth information regarding the outstanding awards under our LTIP held by named executive officers which vested during 2012. None of our named executive officers exercised any stock options during the 2012 year.

	Stock	
Name	**Number of Shares Acquired(1)**	**Value Realized(2)**
Colin Marshall	195,200	$3,812,256
Gary Rivenes	56,450	$1,102,469
Michael Barrett	56,450	$1,102,469
James Orchard	30,200	$ 589,806
A. Nick Taylor	31,051	$ 606,520

(1) The number of shares acquired is reported on a gross basis. We withheld the necessary number of shares of common stock in order to satisfy withholding taxes, thus the named executive officers actually received a lower number of shares of our common stock than the number reported in this table.

(2) The value realized is calculated based upon the value of our common stock on the applicable vesting date for each award.

Pension Benefits

We do not sponsor or maintain any plans that provide for specified retirement payments or benefits, such as tax-qualified defined benefit plans or supplemental executive retirement plans.

Nonqualified Deferred Compensation

The named executive officers are eligible to participate in our tax-qualified 401(k) plan and the profit sharing plan, which are available to all employees generally. In addition, the named executive officers are eligible to participate in our NQDC Plan. The NQDC Plan is designed to allow the deferral of pre-tax compensation in excess of the limits imposed by the Internal Revenue Service under our 401(k) and profit sharing plans. Participants are eligible to defer up to 80% of their base salary and 100% of their Annual Incentive Plan bonus award earned during the year. Similar to our 401(k) plan, participants are eligible to receive a dollar-for-dollar company match of up to 6% of their deferrals. The NQDC Plan also provides a company contribution consistent with the design of our profit sharing plan.

Participants are entitled to elect investment of their accounts under the NQDC Plan. Investment alternatives under the NQDC Plan are substantially similar to the types of investments available under our 401(k) plan; all of which are mutual funds available to the public. Participants are credited with the returns actually earned with respect to those underlying mutual funds. Consequently, no above market or preferential earnings are provided under the NQDC Plan and none of the earnings reported in the Nonqualified Deferred Compensation Table below are included in the Summary Compensation Table set forth above. Participants may change their investment options on a daily basis.

Executives may choose how and when to receive payments under the NQDC Plan. Payments under the NQDC Plan will be made on the earlier to occur of termination of service or an earlier scheduled date. The NQDC Plan provides for payments of benefits upon a participant's retirement or disability in cash, an annuity contract or other property unless the participant makes an alternative benefit election to receive substantially equal annual installments over up to 15 years of his or her elective deferrals. In the event a participant terminates service other than by reason of retirement, death, or disability, the participant's elective deferrals will be distributed in cash, an annuity contract, or other property; however, the participant must have five years of service or more to receive distributions as elected upon termination. If the executive has less than 5 years' of service with us, distributions following his separation will be made in a lump-sum distribution only. A participant incurs a disability under the NQDC Plan when he or she is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or will last continuously for not less than 12 months or is receiving income replacement benefits for at least three months under one of our accident and health plans due to physical or mental impairment reasonably expected to result in death or last at least 12 months. Retirement means termination after having attained age 55 and completed at least 10 years of service or age 65.

In the event that the participant dies prior to commencement of a distribution, distribution will be made to the participant's beneficiary in cash or other property but not in the form of an annuity contract. If the participant dies after commencement of a benefit, his or her beneficiary will continue to receive payments (if applicable) in accordance with the form previously elected by the participant.

A participant may also elect a distribution date prior to termination for his or her deferral contributions to the extent such contributions are not invested in a fund that includes distribution in the form of an annuity contract. However, the commencement date with respect to deferrals in a given year must be no earlier than two years from the last day of the year in which the deferrals were made. The distribution may be made in cash or substantially equal annual installments over a period up to five years.

The distribution for any participant who is a specified employee within the meaning of Code Section 409A will be delayed for six months to the extent required by Section 409A.

The NQDC Plan also permits hardship distributions. A distribution will be made to the extent a participant has experienced a financial hardship within the meaning of Code Section 409A(a)(2)(v).

The following table provides information for each of our named executive officers regarding contributions, earnings and year-end account balances under the NQDC Plan for 2012.

Name	Executive Contributions in Last FY($)(1) (b)	Company Contributions in Last FY($)(2) (c)	Aggregate Earnings in Last FY($)(3) (d)	Aggregate Balance at Last FYE($)(4) (f)
Colin Marshall	122,363	59,146	21,731	298,928
Gary Rivenes	70,714	27,330	11,765	167,190
Michael Barrett . . .	58, 870	22,938	11,965	143,642
James Orchard	36,291	15,938	5,420	98,499
A. Nick Taylor	108,945	14,809	19,980	216,428

(1) Amounts reported in this column were deferred at the election of the named executive officer and are also included in the amounts reported in the "Salary" or "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table for 2012.

(2) Amounts reported in this column are also included in the "All Other Compensation" column of the Summary Compensation Table for 2012.

(3) Amounts reported in this column represent aggregate earnings (or losses) on investments made in the NQDC Plan that accrued during 2012 on amounts of salary and/or cash

bonus deferred at the election of the named executive officer and the contributions made by us for each named executive officer. Amounts reflect changes in the market value of the investment holdings.

(4) The aggregate balance for each named executive officer reflects the cumulative value, as of December 31, 2012, of the contributions to the NQDC Plan made by that named executive officer and by us for the named executive officer's account, and any earnings (or losses) on those amounts, since the named executive officer began participating in the plan. Of the amounts reported in this column, the following amounts were reported as compensation in the Summary Compensation Table in the 2011 year: Mr. Marshall, $95,688; Mr. Rivenes, $57,381; Mr. Barrett, $49,869; Mr. Orchard, $40,850; and Mr. Taylor, $72,594. There were no amounts reported in the Summary Compensation Table for years prior to 2011.

Potential Payments Upon Termination or Change in Control

Our named executive officers are entitled to payments, benefits, and accelerated vesting of certain equity awards upon a termination of employment under certain circumstances and, in certain limited cases, additional equity may vest if such termination is following a change in control. These potential payments and benefits are provided pursuant to the terms of their employment agreements with us and the LTIP award agreements, although the employment agreements make no distinction for a change in control event in the case of any cash or health and welfare benefit awards.

Providing accelerated vesting of certain equity awards upon a change in control enables employees to realize value from their awards in the event we undergo a change in control event, while post-termination payments and benefits allow employees to retain value in the event of certain terminations of employment that were beyond their control. We believe our severance and change in control provisions create important retention tools for us as a component of our overall executive compensation program, they help attract skilled professionals in our industry, and they allow management to focus its attention and energy on the business transaction at hand without any distractions regarding the effects of a change in control.

The following paragraphs describe the termination entitlements under the terms of our employment agreements and LTIP award agreements with each of Mr. Marshall and our other named executive officers. The subsequent tables also describe future potential benefits in connection with a change in control, as provided in the LTIP award agreements.

Colin Marshall Employment Agreement

If Mr. Marshall resigns for "good reason" or is terminated by us "without cause," he will be entitled to receive as severance, in addition to any amounts earned and unpaid through the date of termination (x) a lump sum payment equal to two (2) times the sum of (A) his base salary and (B) his target annual bonus under our Annual Incentive Plan for the year of termination and (y) a pro rata annual bonus to be calculated based on our actual performance at the end of the performance year and reduced by an amount equal to the number of days actually worked, divided by 365. Mr. Marshall is also entitled to the continuation of medical benefits on the same terms as active employees for 18 months (or until such time as Mr. Marshall becomes eligible for medical benefits from a subsequent employer that are at least equal to those provided by us) and such payments will be in lieu of our COBRA obligations. As a condition to receiving the severance and continuation of medical benefits, Mr. Marshall must (a) execute, deliver and not revoke a general release of claims and (b) abide by restrictive covenants as detailed below. The payments described above will generally be payable to Mr. Marshall within the 30 day period following his termination of employment (with the portion relating to the bonus to become payable no later than 120 days following the date that the performance period for the bonus ends), but if he is a "specified employee" for purposes of Section 409A of the Code at the time of his termination, we will delay those payments for a period of six months following his termination to the extent required by Section 409A.

If Mr. Marshall's employment terminates due to death or disability, other than amounts earned and unpaid through the date of termination, he or his estate will only be entitled to the pro rata bonus for the year of such termination plus the amounts due him or his estate from his elected benefits. Terminations of employment that are due to our termination of Mr. Marshall for "cause," or his resignation without "good reason" will only result in the payment of amounts earned and unpaid through the date of such a termination.

His employment agreement requires Mr. Marshall to abide by a perpetual restrictive covenant relating to non-disclosure. The agreement also includes covenants relating to non-solicitation and non-competition during Mr. Marshall's employment term and until the one year period following the termination of his employment. Mr. Marshall will also be required to sign a waiver and release of claims in our favor at the time of his termination of employment in order to receive the severance payments and benefits that could become payable to him if Mr. Marshall resigns for "good reason" or is terminated by us "without cause."

Other Named Executive Officers' Employment Agreements

If any of our other named executive officers resign for "good reason" or is terminated by us without "cause," he will be entitled to receive as severance, in addition to any amounts earned and unpaid through the date of termination, (x) a lump sum payment equal to one (1) times the sum of (A) base salary and (B) his target annual bonus under our Annual Incentive Plan for the year of termination and (y) a pro rata annual bonus to be calculated based on our actual performance at the end of the performance year and reduced by an amount equal to the number of days actually worked, divided by 365. In addition, such other named executive officer is also entitled to the continuation of medical benefits on the same terms as active employees for 12 months (or until such time as the executive becomes eligible for medical benefits from a subsequent employer that are at least equal to those provided by us) and such payments will be in lieu of our COBRA obligations. As a condition to receiving the severance and continuation of medical benefits, the named executive officer must (a) execute, deliver and not revoke a general release of claims and (b) abide by restrictive covenants as detailed below. The payments described above will generally be payable to the executive within the 30 day period following his termination of employment (with the portion relating to the bonus to become payable no later than 120 days following the date that the performance period for the bonus ends), but if he is a "specified employee" for purposes of Section 409A of the Code at the time of his termination, we will delay those payments for a period of six months following his termination to the extent required by Section 409A.

If a named executive officer's employment terminates due to death or disability, other than amounts earned and unpaid through the date of termination, he or his estate will only be entitled to the pro rata bonus for the year of such termination, plus the amounts due him or his estate from his elected benefits. Terminations of employment that are due to our termination of the executive officer for "cause," or the executive's resignation without "good reason" will only result in the payment of amounts earned and unpaid through the date of such a termination.

The employment agreements require each named executive officer to abide by a perpetual restrictive covenant relating to non-disclosure. The agreements also include covenants relating to non-solicitation and non-competition during the employment term until the one year period following the termination of employment. The executive officers will also be required to sign a waiver and release of claims in our favor at the time of his termination of employment in order to receive the severance payments and benefits that could become payable to him if the executive resigns for "good cause" or is terminated by us "without cause."

Certain Definitions

For the purposes of the employment agreements and LTIP awards, "cause" generally means (1) any conviction of, or plea of guilty or nolo contendere to (x) any felony (except for vehicular-related felonies, other than manslaughter or homicide) or (y) any crime (whether or not a felony) involving dishonesty, fraud, or breach of fiduciary duty; (2) willful misconduct by the executive in connection with the performance of services to us; (3) ongoing failure or refusal after written notice to faithfully and diligently perform the usual and customary duties of his employment; (4) failure or refusal to comply with our reasonable written policies, standards and regulations; or (5) a material breach by the executive of any terms related to his employment in any applicable agreement. "Good reason" generally means (1) a material breach by us of any of the covenants in the employment agreement, (2) any material reduction in the base salary and, in the case of Mr. Marshall, any material reduction in the target participation levels in our incentive plans, (3) the relocation of the executive's principal place of employment that would increase the executive's one-way commute by more than seventy-five miles or (4) a material diminution in the executive's authority, duties, or responsibilities.

LTIP Awards

Options and Restricted Stock—As provided in the named executive officers' award agreements, if the executive's employment is terminated by us for cause or by the executive without good reason then the executive will forfeit all unvested options and restricted shares. In the event the executive's employment is terminated by us for any reason other than for cause or if the executive terminates his employment for good reason or his employment is terminated due to retirement after age 65 (or earlier with the permission of the Compensation Committee), death or disability, then, generally, a pro-rata portion (calculated by multiplying the total unvested portion for each award by the percentage of the three year vesting period for that award that the executive was employed with the company) of the unvested options and restricted shares will vest. As provided in the relevant award agreements, in the event a named executive officer's employment is terminated without cause or for good reason within two years of a change in control, all unvested option and restricted stock awards will vest. In any other circumstance, accelerated vesting upon a change in control would only take place at the discretion of the Compensation Committee.

Performance Share Units—As provided in the named executive officers' award agreements, if the executive's employment is terminated by us for cause or by the executive without good reason then the executive will forfeit all unvested performance share unit awards. In the event the executive's employment is terminated by us for any reason other than for cause or if the executive terminates his employment for good reason or his employment is terminated due to retirement after age 65 (or earlier with the permission of the Compensation Committee), death or disability, then, generally, a pro-rata portion (calculated by multiplying the total number of shares that would have paid out had the executive been employed with us through the end of the performance period by the percentage of the three year vesting period for that award that the executive was employed with us) of the performance share unit awards will vest. As provided in the relevant award agreements, in the event of a change in control of the company, the surviving or successor entity is expected to assume the performance share unit award agreements. If these agreements are not assumed, the Compensation Committee may, in its sole discretion, modify the award, including, but not limited to, providing for the end of the performance period to be the date of the change in control.

Potential Termination and Change in Control Benefits Table

The table below illustrates an estimated amount of compensation or other benefits potentially payable to each of our named executive officers that are triggered upon termination of such executive's employment under various scenarios. We have assumed that all salary payments or any expenses the executive may be due have been paid currently. Any amount ultimately received will vary based on a variety of factors, including the reason for such executive's termination of employment, the date of such executive's termination of employment, and the executive's age upon termination of employment. The amounts shown assume that such termination was effective as of December 31, 2012, and, therefore, are estimates of the amounts that would have been paid to such executives upon their termination. Actual amounts to be paid can only be determined at the time of such executive's termination from the company.

			No Change in Control(5)		Change in Control(6)			
	Voluntary Termination ($)	Early Retirement(9) ($)	For Cause Termination ($)	Termination Without Cause or for Good Reason ($)	For Cause Termination ($)	Termination Without Cause or for Good Reason ($)	Death ($)	Disability ($)
COLIN MARSHALL								
Cash Severance(1)	0	0	0	$2,800,000	0	$ 2,800,000	$1,400,000	50% of pay
Pro Rata Bonus(2)	0	0	0	$ 735,000	0	$ 735,000	$ 735,000	$ 735,000
Unvested Equity(3)								
Options	0	0	0	$ 36,495	0	$ 135,166	$ 135,166	$ 1135,166
Restricted Stock	0	0	0	$4,223,701	0	$ 4,853,628	$4,223,701	$ 4,223,701
Performance Share Units				$ 583,699	0	$ 2,160,843	$ 583,699	$ 583,699
Health and Welfare Benefits(4)	0	0	0	$ 34,256	0	$ 34,256	0(7)	0(8)
ESTIMATED TOTAL	**0**	**0**	**0**	**$8,413,151**	**0**	**$10,718,892**	**$7,077,566**	**$ 5,677,566**
GARY RIVENES								
Cash Severance(1)	0	0	0	$ 743,750	0	$ 743,750	$1,500,000	50% of pay
Pro Rata Bonus(2)	0	0	0	$ 331,500	0	$ 331,500	$ 331,500	$ 331,500
Unvested Equity(3)								
Options	0	0	0	$ 14,771	0	$ 54,708	$ 54,708	$ 54,708
Restricted Stock	0	0	0	$ 710,695	0	$ 1,528,481	$ 710,695	$ 710,695
Performance Share Units				$ 236,254	0	$ 874,625	$ 236,254	$ 236,254
Health and Welfare Benefits(4)	0	0	0	$ 23,144	0	$ 23,144	0(7)	0(8)
ESTIMATED TOTAL	**0**	**0**	**0**	**$2,060,115**	**0**	**$ 3,556,207**	**$2,833,158**	**$ 1,333,158**
MICHAEL BARRETT								
Cash Severance(1)	0	0	0	$ 673,750	0	$ 673,750	$ 770,000	50% of pay
Pro Rata Bonus(2)	0	0	0	$ 294,600	0	$ 294,600	$ 294,600	$ 294,600
Unvested Equity(3)								
Options	0	0	0	$ 13,381	0	$ 49,559	$ 49,559	$ 49,559
Restricted Stock	0	0	0	$ 704,577	0	$ 1,482,708	$ 704,577	$ 704,577
Performance Share Units				$ 208,460	0	$ 783,097	$ 208,460	$ 208,460
Health and Welfare Benefits(4)	0	0	0	$ 21,759	0	$ 21,759	0(7)	0(8)
ESTIMATED TOTAL	**0**	**0**	**0**	**$1,916,526**	**0**	**$ 3,305,472**	**$2,027,196**	**$ 1,257,196**
JAMES ORCHARD								
Cash Severance(1)	0	0	0	$ 544,000	0	$ 544,000	$ 680,000	50% of pay
Pro Rata Bonus(2)	0	0	0	$ 208,100	0	$ 208,100	$ 208,100	$ 208,100
Unvested Equity(3)								
Options	0	0	0	$ 8,863	0	$ 32,825	$ 32,825	$ 32,825
Restricted Stock	0	0	0	$ 379,921	0	$ 832,330	$ 379,921	$ 379,921
Performance Share Units				$ 125,076	0	$ 497,148	$ 125,076	$ 125,076
Health and Welfare Benefits(4)	0	0	0	$ 22,065	0	$ 22,065	0(7)	0(8)
ESTIMATED TOTAL	**0**	**0**	**0**	**$1,288,025**	**0**	**$ 2,136,469**	**$1,425,922**	**$ 745,922**
A. NICK TAYLOR								
Cash Severance(1)	0	0	0	$ 520,000	0	$ 520,000	$ 650,000	50% of pay
Pro Rata Bonus(2)	0	0	0	$ 179,400	0	$ 179,400	$ 179,400	$ 179,400
Unvested Equity(3)								
Options	0	0	0	$ 8,471	0	$ 31,376	$ 31,376	$ 31,376
Restricted Stock	0	0	0	$ 379,921	0	$ 825,932	$ 379,921	$ 379,921
Performance Share Units				$ 125,076	0	$ 484,352	$ 125,076	$ 125,076
Health and Welfare Benefits(4)	0	0	0	$ 23,144	0	$ 23,144	0(7)	0(8)
ESTIMATED TOTAL	**0**	**0**	**0**	**$1,236,011**	**0**	**$ 2,064,204**	**$1,365,773**	**$ 715,773**

(1) As to Mr. Marshall, calculated as two times the sum of base salary plus target bonus. As to each of the other named executive officers, calculated as one times the sum of base salary plus target bonus.

(2) Amounts shown are based on the actual bonus earned by the named executive officer for the 2012 calendar year, which was paid in March 2013.

(3) Values are calculated based on the closing price of our common stock of $19.33 on December 31, 2012.Option values were calculated solely with respect to the portion of outstanding options that would receive accelerated vesting in connection with the termination event.

(4) Mr. Marshall is entitled to 18 months of continuous health and welfare benefit coverage under our then-current plans. Each of the other named executive officers is entitled to 12 months of continuous health and welfare benefit coverage under our then-current plans. Amounts shown reflect the current cost to the company to continue coverage for the named executive officer.

(5) Pursuant to each named executive officer's previously described employment agreement, the named executive officer is entitled to pro rata vesting upon termination without cause or resignation for good reason (as defined).

(6) As provided by the LTIP award agreements, all unvested equity-based awards vest in connection with a change in control only if the named executive officer is terminated within two years of a change in control without cause or for good reason or otherwise at the discretion of the Compensation Committee. There is no distinction in the named executive officers' previously described employment agreements for any cash or health and welfare benefit awards upon a change in control.

(7) Each of the named executive officers was eligible to receive payments under life insurance and accidental death and dismemberment policies provided by us to our employees. These amounts are not enumerated in the table above because these benefits are available to all employees generally and there is no discrimination in scope, terms, or operation in favor of our executive officers.

(8) Each of the named executive officers was eligible to receive 50% of his annualized base salary in disability payments, in accordance with the terms of our long term disability insurance program as of December 31, 2012. These amounts are not enumerated in the table above because these benefits are available to all employees generally and there is no discrimination in scope, terms, or operation in favor of our executive officers.

(9) We have not listed potential payments to our executives upon retirement because none of our named executive officers have reached retirement age. Although the Compensation Committee retains the discretion to provide for retirement prior to age 65, we have assumed for purposes of the table above that such discretion would not be exercised.

Compensation Committee Interlocks and Insider Participation

During 2012, Messrs. Fox (Chair), Owens and Voorhees served on the Compensation Committee. None of the members of the Compensation Committee is or has been an officer or employee of the company. All members of the Compensation Committee participate in decisions related to compensation of our executive officers. No interlocking relationship exists between our Board and the board of directors or compensation committee of any other company.

DIRECTOR COMPENSATION

Key Elements of Our Director Compensation Program

The directors' compensation package for 2012 is set forth in the following table.

Element	Description	Amount
Annual Cash Fee for Board Service	• Payable to the non-executive Chairman of our Board • Payable to the non-employee directors of our Board	$100,000 $65,000
Annual Cash Fee for Committee Chairs	• All Committee Chairs	$15,000
Annual Cash Fee for Committee Members	• All Committee Members	$7,500
Annual Grant of Restricted Stock Units	• Grants of restricted stock units to the non-employee directors of our Board • Shares of common stock are deliverable in the event of the director's separation from service from the company due to the director's death, disability, non-reelection to the Board, resignation from the Board with the prior consent of the nominating and corporate governance committee or for any other reason, other than for cause	Restricted stock units valued at $75,000 ($100,000 for the Chairman)

Setting Director Compensation

The Compensation Committee is responsible for recommending to the Board the form and amount of compensation for non-employee directors. The Compensation Committee may appoint subcommittees and delegate to a subcommittee such power and authority as it deems appropriate, as discussed above in the CD&A. The Compensation Committee did not appoint any subcommittees during 2012.

The Compensation Committee completed a review of the 2012 director compensation program with the assistance of Aon Hewitt. In considering whether the directors' compensation program matched the company's compensation philosophy and our overall corporate vision, the Compensation Committee and Aon Hewitt measured the cash and equity elements of the program as compared to our Compensation Peer Group in determining whether any elements should be modified. During its review of the 2012 directors' compensation program, the Compensation Committee reviewed market data from our Compensation Peer Group and secondary source data from industry and other companies. They also took into account the responsibilities of each committee and time commitments required for each committee to comply with increasing regulatory requirements. As a result of that review, the Compensation Committee increased the annual equity grant from $65,000 to $75,000 to be better aligned with market trends for equity awards to directors. They also made the following adjustments to the annual committee fees to account for the increased responsibilities being required by our committees:

Committee	2011 Fees (Member) $	2011 Fees (Chair) $	2012 Fees (Member) $	2012 Fees (Chair) $
Compensation	5,000	10,000	7,500	15,000
Audit	7,500	15,000	7,500	15,000
Governance	5,000	10,000	7,500	15,000
HSEC	5,000	10,000	7,500	15,000

The following table shows the actual 2012 compensation received by our non-employee directors.

Name (a)	Fees Earned or Paid in Cash ($)(1) (b)	Stock Awards ($)(2)(3) (c)	Total ($) (h)
Keith Bailey	107,484	99,981	207,465
Patrick Condon	80,000	126,624	206,624
William Fox III	87,504	74,981	162,485
Steven Nance	87,504	74,981	162,485
William Owens	87,504	74,981	162,485
Chris Tong(4)	36,460	74,981	111,441
James Voorhees	87,504	74,981	162,485

(1) Fees were paid in cash and include the following amounts:

Mr. Bailey: $100,000 as an annual retainer, $7,484 in committee fees
Mr. Condon: $65,000 as an annual retainer, $15,000 in committee fees
Mr. Fox: $65,000 as an annual retainer, $22,504 in committee fees
Mr. Nance: $65,000 as an annual retainer, $22,504 in committee fees
Mr. Owens: $65,000 as an annual retainer, $22,504 in committee fees
Mr. Tong: $27,084 as an annual retainer, $9,376 in committee fees
Mr. Voorhees: $65,000 as an annual retainer, $22,504 in committee fees

(2) Amounts reflect the aggregate compensation expense for financial statement reporting purposes for fiscal 2012 under FASB ASC Topic 718, for grants of restricted stock units in 2012. These amounts do not reflect amounts paid to or realized by the director for fiscal 2012. Assumptions used in the calculation of these amounts are included in Note 17 of the Notes to Consolidated Financial Statements included in our 2012 Form 10-K.

(3) Each of the independent directors who was a director in 2012 was granted units of restricted stock in 2012 with grant date fair values, computed in accordance with FASB ASC Topic 718. Restricted stock units are granted with no exercise price and vest 100% upon the resignation or retirement of the director. The number of outstanding equity awards that each of our directors held as of December 31, 2012 is detailed below.

(4) Mr. Tong resigned from the Board effective May 15, 2012.

Director Stock Ownership Guidelines

Under our Corporate Governance Guidelines adopted by the Board, in order to ensure alignment of the interests of directors with those of our stockholders, a portion of the directors fees paid to a non-employee director is made in equity awards. For years prior to 2011, those equity awards were in the form of restricted stock. Beginning in 2011, those equity awards are in the form of restricted stock units. All non-employee directors must hold a minimum of the equivalent of three times their respective annual cash fees in the form of (i) our common stock and/or (ii) unvested shares of restricted common stock or restricted stock units. Directors have five years from the time of their first election to the Board to meet these stock ownership requirements. Although it has not yet been five years from the first election to the Board for any director, all of our non-employee directors currently are in compliance with this ownership threshold based upon the closing price of our stock on December 31, 2012 of $19.33.

Equity Awards Outstanding at Year End

The following table shows the number of outstanding equity awards held by our non-employee directors as of December 31, 2012, which consist of shares of restricted common stock and restricted stock units.

Name	Number of Outstanding Shares of Restricted Stock and Restricted Stock Units(1) (#)
Keith Bailey	15,555
Patrick Condon	7,651
William Fox III	10,306
Steven Nance	13,993
William Owens	13,993
James Voorhees	9,649

(1) Includes shares of unvested restricted stock as follows: Mr. Bailey, 6,147; Mr. Condon, 0; Mr. Fox, 3,687; Mr. Nance, 7,374; Mr. Owens 7,374; and Mr. Voorhees, 0. Also includes shares of common stock underlying restricted stock units awarded which become payable generally upon the resignation or retirement from the Board as follows: Mr. Bailey, 9,408; Mr. Condon 7,651; Mr. Fox, 6,619; Mr. Nance, 6,619; Mr. Owens, 6,619; and Mr. Voorhees, 9,649.

Changes to the Directors' Compensation Program for 2013

During its review of the 2013 directors' compensation program, the Compensation Committee reviewed market data from our Compensation Peer Group and secondary source data from industry and other companies. They also took into account the responsibilities of each committee and time commitments required for each committee to comply with increasing regulatory requirements. As a result of that review, the Compensation Committee determined no changes to the directors' compensation program would be made for 2013.

AUDIT COMMITTEE AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of the Audit Committee

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

As provided by its charter, the Audit Committee (in this Audit Committee Report, the "Committee") consists of at least three directors. No director may serve on the Committee unless the director satisfies the independence criteria in Rule 10A-3 of the Exchange Act, the independence criteria of the NYSE and the Guidelines on the Independence of the Directors as set forth in Annex A of Cloud Peak Energy's Corporate Governance Guidelines. Each member is financially literate, as interpreted by the Board in its business judgment. At least one member has accounting or related financial management expertise (as defined by the NYSE), as interpreted by the Board in its business judgment, and is an "audit committee financial expert" (as defined by the SEC), as determined by the Board. The designation of any person as an "audit committee financial expert" does not impose any greater responsibility or liability on that person than the responsibility and liability imposed on such person as a member of the Committee, nor does it decrease the duties and obligations of other Committee members or the Board.

The primary responsibility of the Committee is to oversee Cloud Peak Energy's financial reporting process on behalf of the Board and report the results of its activities to the Board. The Committee has sole authority to approve the appointment and to replace the company's independent auditor. The management of Cloud Peak Energy is responsible for the preparation, presentation and integrity of the company's financial statements and for the effectiveness of internal control over financial reporting. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies as well as internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The internal audit function is responsible for providing management and the Committee with ongoing assessments of the Company's risks and system of internal control. PricewaterhouseCoopers LLP ("PwC"), the company's independent auditor for 2012, is responsible for planning and carrying out audits of Cloud Peak Energy's annual financial statements in accordance with generally accepted auditing standards, reviewing Cloud Peak Energy's quarterly financial statements prior to the filing of each quarterly report, annually auditing the effectiveness of internal control over financial reporting and other auditing procedures.

The Committee has reviewed and discussed with management and PwC the audited financial statements for the year ended December 31, 2012 and related disclosures, including a review of the significant management judgments underlying the financial statements and disclosures and management's conclusion that the financial statements included in the 2012 Form 10-K present fairly, in all material respects, the financial position, results of operations and cash flows of the company for the periods presented in conformity with generally accepted accounting principles.

The Committee also periodically meets in separate private sessions with the independent auditor, the internal auditor and members of senior management (such as the chief financial officer) to discuss the results of their examinations, their evaluations of the company's internal controls, and the overall quality of the company's financial reporting. The Committee also periodically meets in executive session.

The Committee has discussed with PwC the matters that are required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. PwC has provided to the Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Committee concerning independence, and the Committee has discussed with PwC that firm's independence and considered whether the performance by PwC of any non-audit services was compatible with its independence. The Committee has concluded that PwC's provision of audit and non-audit services to Cloud Peak Energy and its affiliates is compatible with PwC's independence. Consistent with the requirements of the Sarbanes-Oxley Act of 2002, the Committee has adopted policies to avoid compromising the independence of the company's independent auditor, such as prior Committee approval of non-audit services and procedures on the hiring of employees or former employees of the company's independent auditor.

Based on the review and discussions referred to above, the Committee recommended to the Board that the audited financial statements for the year ended December 31, 2012 be included in the company's Annual Report on Form 10-K for 2012 for filing with the SEC.

Audit Committee
Patrick Condon, Chair
William Fox III
Steven Nance

Independent Auditors

Representatives of PricewaterhouseCoopers LLP, who were our independent auditors for the year 2012, are expected to be present at the 2013 Annual Meeting of Stockholders. They will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions. PricewaterhouseCoopers LLP has been selected as the company's independent auditors for the fiscal year ended December 31, 2013.

Independent Auditor Fees and Services

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers LLP or fees payable for professional services rendered with respect to Cloud Peak Energy Inc. and Cloud Peak Energy Resources LLC in or related to 2012 and 2011.

	2012	2011
Audit Fees	$1,823,486	$1,980,176
Audit Related Fees(1)	$ 62,931	67,445
Tax Fees	—	—
All Other Fees	—	—
Total	$1,886,417	$2,047,621

(1) Audit related fees include advisory services rendered by PricewaterhouseCoopers LLP in relation to various corporate transaction work.

Pre-Approval for Audit and Non-Audit Services

Pursuant to its charter, the Audit Committee has the responsibility to pre-approve audit and non-audit services to be performed for Cloud Peak Energy by its independent auditors. To date, the Audit Committee has not chosen to pre-approve any non-audit services or to delegate any pre-approval authority to a subcommittee. All fees reported above were pre-approved by the Audit Committee as required.

PROPOSAL II
RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

Description of Proposal

In accordance with its charter, the Audit Committee has selected PricewaterhouseCoopers LLP as Cloud Peak Energy's independent auditors to audit our consolidated financial statements for 2013 and to render other services required of them. The Board is submitting the appointment of PricewaterhouseCoopers LLP for ratification at the 2013 Annual Meeting of Stockholders. Representatives of PricewaterhouseCoopers LLP are expected to be present at the meeting with the opportunity to make a statement if they so desire and to be available to respond to appropriate questions.

The submission of this matter for ratification by stockholders is not legally required; however, the Board and its Audit Committee believe that such submission is consistent with best practices in corporate governance and is an opportunity for stockholders to provide direct feedback to the Board and its Audit Committee on an important issue of corporate governance. If the stockholders do not ratify the selection of PricewaterhouseCoopers LLP, the Audit Committee will reconsider the selection of such firm as independent auditors, although the results of the vote are not binding on the Audit Committee.

The Audit Committee has the responsibility to oversee and review the independence, qualifications and performance of the company's independent auditors.

Board Recommendation on Proposal

The Board unanimously recommends a vote **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as Cloud Peak Energy's independent auditors for 2013. The management proxy holders will vote all duly submitted proxies **FOR** ratification unless duly instructed otherwise.

PROPOSAL III
ADVISORY VOTE TO APPROVE THE COMPENSATION OF NAMED EXECUTIVE OFFICERS

Description of Proposal

Section 14A of the Exchange Act, which was added to the Exchange Act by Section 951 of the Dodd-Frank Act, affords stockholders a vote to approve, on an advisory (nonbinding) basis, the compensation of the company's named executive officers as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K promulgated by the SEC. This vote is not intended to address any specific item of compensation and is not a vote on the company's general compensation policies, compensation of the Board or the company's compensation policies as they relate to risk management. Exchange Act Section 14A requires the company to hold the advisory vote on executive compensation at least once every three years, although the company currently intends to hold such vote annually.

The company's executive compensation program is designed to attract, motivate and retain highly qualified executive officers who are able to meet and exceed corporate objectives and create long-term stockholder value. The Compensation Committee believes the company's executive compensation program reflects a strong pay-for-performance philosophy and is well aligned with the stockholders' long-term interests. Please read the Compensation Discussion and Analysis section of this Proxy Statement for additional details on our executive compensation program.

Stockholders are being asked to vote on the following resolution:

RESOLVED, that the stockholders of Cloud Peak Energy Inc. approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed in the proxy statement pursuant to Item 402 of Regulation S-K promulgated by the SEC.

This advisory vote on executive compensation is not binding on the company, the Compensation Committee or the Board. However, the Compensation Committee and the Board will take into account the result of the vote when determining future executive compensation programs.

Board Recommendation on Proposal

The Board recommends that the stockholders vote **FOR** approval, on an advisory basis, of the compensation of the company's named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K promulgated by the SEC. The management proxy holders will vote all properly submitted proxies **FOR** approval unless instructed otherwise.

PROPOSAL IV
APPROVAL AND ADOPTION OF THE 2013 CLOUD PEAK ENERGY ANNUAL INCENTIVE PLAN

Description of Proposal

Background and Purpose of the Proposal

The 2013 Annual Incentive Plan ("AIP Plan") was approved by the Board to be effective January 1, 2013. The AIP Plan is intended to create incentives and rewards that are designed to motivate participants to put forth maximum effort toward our success and growth and to enable us to attract and retain experienced individuals who by their position, ability and diligence are able to make important contributions to our success. In addition to the general approval of the AIP Plan, our stockholders are also being asked to approve the material terms of the AIP Plan so that awards granted under the AIP Plan that are intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code ("Section 162(m)") will be fully deductible by us and our subsidiaries. Section 162(m) requires that an arrangement providing "performance-based" compensation must impose a limit on the size of awards payable under the arrangement. The AIP Plan proposes to set the maximum size of any award that may be paid to an individual under the AIP Plan in any fiscal year to $10,000,000.

The AIP Plan is intended to qualify for exemption from the deduction limitations of Section 162(m) by providing "performance-based compensation" to "covered employees" within the meaning of Section 162(m). Under Section 162(m), the federal income tax deductibility of compensation paid to our Chief Executive Officer and three other most highly compensated officers (other than our Chief Executive Officer or Chief Financial Officer) determined pursuant to the executive compensation disclosure rules under the Exchange Act ("Covered Employees") may be limited to the extent such compensation exceeds $1,000,000 in any taxable year. However, we may deduct compensation paid to our Covered Employees in excess of that amount if it qualifies as "performance-based compensation" as defined in Section 162(m). In addition to certain other requirements, in order for awards under the AIP Plan to constitute "performance-based compensation," the material terms of the AIP Plan must be disclosed to and approved by our stockholders.

Under the Section 162(m) regulations, the material terms of the AIP Plan are (i) the maximum amount of compensation that may be paid to a participant under the AIP Plan in any fiscal year, (ii) the employees eligible to receive compensation under the AIP Plan, and (iii) the business criteria on which the performance goals are based. We intend for awards under the AIP Plan to qualify for exemption from the deduction limitations of Section 162(m). Accordingly, we are asking stockholders to approve the material terms of the AIP Plan for Section 162(m) purposes so that awards under the AIP Plan that are intended to qualify as "performance-based compensation" within the meaning of Section 162(m) will be fully deductible by us.

The material terms of the AIP Plan for Section 162(m) purposes that the stockholders are being asked to approve are disclosed below as follows: (i) the maximum amount of compensation is described in the section entitled "Summary of the AIP Plan—Limitations on Awards," (ii) the eligible employees are described in the section entitled "Summary of the AIP Plan—Eligibility to Participate," and (iii) the business criteria are described in the section entitled "Summary of the AIP Plan—Performance Measures" and potential adjustments to the business criteria are described in the sections entitled "Summary of the AIP Plan—Setting Performance Goals" and "—Adjustment of Awards."

Consequences of Failing to Approve the Proposal

Failure of our shareholders to approve this Proposal will mean that our Covered Employees may not receive the compensation that we intended to provide to them under the AIP Plan. As discussed above under "Executive Compensation—Compensation Discussion and Analysis—Tax Deductibility of Executive Compensation," the Compensation Committee retains the ability to evaluate the performance of our Covered Employees and to pay appropriate compensation, even if some of it may be non-deductible, although no such compensation will be payable to the Covered Employees under the AIP Plan if our shareholders do not approve this Proposal.

Summary of the AIP Plan

A summary of the principal features of the AIP Plan is provided below but does not purport to be a complete description of all of the provisions of the AIP Plan. The summary below should be read in conjunction with, and is qualified in its entirety by reference to, the full text of the AIP Plan, which is attached to this proxy statement as Annex A.

Purposes of the AIP Plan

The purposes of the AIP Plan are to: (i) retain and attract qualified individuals by rewarding those practices which enhance our financial performance and are considered key to our success; (ii) encourage teamwork among individuals in various segments; (iii) reward performance with pay that varies in relation to the extent to which the pre-established goals are achieved; and (iv) ensure that the compensation paid under this AIP Plan qualifies for the "performance-based compensation" exemption of Section 162(m) with respect to awards provided to Covered Employees.

Administration

The AIP Plan will generally be administered by a committee ("Committee") of two or more directors appointed by the Board to administer the AIP Plan. All members of the Committee will be "outside directors" under Section 162(m) unless there is no need for the AIP Plan to then comply with Section 162(m) regulations. With respect to awards that are provided to employees other than the Covered Employees, our Chief Executive Officer may administer such awards under the AIP Plan. As applicable to the participant, the Committee or the Chief Executive Officer will be referred to herein as the "Plan Administrator." Subject to the terms of the AIP Plan, the Plan Administrator has authority (i) to select employees to participate in the AIP Plan; (ii) to determine the size, terms and conditions of awards under the AIP Plan; (iii) to construe and interpret the AIP Plan; and (iv) to make all other determinations which may be necessary or advisable for AIP Plan administration. Notwithstanding the Plan Administrator's powers as set forth above, the full Board or the Committee shall be solely responsible for determining the extent to which any performance goals tied to our performance as a whole have been met. All determinations of the Plan Administrator shall be final, binding and conclusive upon all parties.

Eligibility to Participate

Each of our employees and those of our subsidiaries and affiliates will be eligible to participate in the AIP Plan for any calendar year, including our Covered Employees and any director that is also an employee. Under our current compensation program, as of March 1, 2013, we have 355 employees that would be eligible to receive an award under the AIP Plan. Additional employees may be eligible in the future.

Limitations on Awards

The AIP Plan provides that the maximum award payable to any Covered Employee in connection with any one fiscal year is $10,000,000. Section 162(m) requires the AIP Plan to include an individual award limit with respect to any performance period. This limit is not intended to suggest that the amount of compensation payable to any Covered Employee or other participant will be the maximum set forth in the AIP Plan.

Awards under the AIP Plan

For each calendar year, the Plan Administrator may grant awards under the AIP Plan to any eligible employee pursuant to the terms of the AIP Plan.

Establishment of Individual Award Opportunities

If the Plan Administrator determined that an award under the AIP Plan should be provided to a Covered Employee and that it should be designed in compliance with Section 162(m), then no later than 90 days after the beginning of each fiscal year, the Plan Administrator will adopt one or more performance measures, establish written performance goals with respect to each selected performance measure and determine the individual award opportunities for each Covered Employee for that fiscal year. For example, for a particular fiscal year, the Plan Administrator may select our return on capital employed as a performance measure, establish various levels of our return on capital employed as performance goals and link each such performance goal to an individual award opportunity (*i.e.*, how much cash compensation a Covered Employee is eligible to earn). The Plan Administrator will set a target award for each Covered Employee each fiscal year and may establish ranges of attainment of the performance goals that correspond to various levels of individual award opportunities. The performance measures, performance goals and individual award opportunities may vary among Covered Employees and from year to year. For awards that are provided to participants that are not Covered Employees, the Plan Administrator shall establish the performance goals applicable to such award in its sole discretion.

Performance Measures

The AIP Plan provides that the performance measures that may serve as determinants of a Covered Employee's individual award opportunities are limited to: (i) stock price, (ii) earnings per share (diluted or basic), (iii) operating income, (iv) return on equity or assets, (v) cash flow, (vi) earnings before interest, taxes, depreciation and amortization ("EBITDA"), (vii) adjusted EBITDA, (viii) overall revenue or sales growth, (ix) expense reduction or management, (x) market share, (xi) total stockholder return, (xii) return on investment, (xiii) earnings before interest and taxes ("EBIT"), (xiv) net income, (xv) return on net assets, (xvi) economic value added, (xvii) stockholder value added, (xviii) cash flow return on investment, (xix) net operating profit, (xx) net operating profit after tax, (xxi) return on capital, (xxii) return on invested capital, (xxiii) cost per ton or cost per unit, (xxiv) total material moved, (xxv) tons shipped, (xxvi) tire life improvement, (xxvii) increased truck, dragline or shovel overall equipment effectiveness ("OEE"), (xxviii) effective equipment utilization, (xxix) achievement of savings from business improvement projects, (xxx) capital project deliverables,

(xxxi) performance against environmental targets, (xxxii) safety performance and/or incident rate, (xxxiii) coal pricing targets, (xxxiv) coal sales targets, (xxxv) human resources management targets, including medical cost reductions and time to hire, (xxxvi) achievement of warehouse and purchasing performance measurements, (xxxvii) leverage ratios including debt to equity and debt to total capital; (xxxviii) debt reduction; (xxxix) new or expanded market penetration; (xl) satisfactory internal or external audits; (xli) inventory or reserves growth; (xlii) revenues; and (xliii) any of the above goals determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Plan Administrator including, but not limited to, the Russell 2000 Index or a group of comparable companies.

Setting Performance Goals

In establishing or adjusting a performance goal, the Plan Administrator may exclude the impact of any of the following events or occurrences which the Plan Administrator determines should appropriately be excluded: (i) any amounts accrued by us or our subsidiaries pursuant to management bonus plans or cash profit sharing plans and related employer payroll taxes for the fiscal year; (ii) any discretionary or matching contributions made to a savings and deferred profit-sharing plan or deferred compensation plan for the fiscal year; (iii) asset write-downs; (iv) litigation, claims, judgments or settlements; (v) the effect of changes in tax law or other such laws or regulations affecting reported results; (vi) accruals for reorganization and restructuring programs; (vii) any extraordinary, unusual or nonrecurring items as described in the Accounting Standards Codification Topic 225, as the same may be amended or superseded from time to time; (viii) any change in accounting principle as defined in the Accounting Standards Codification Topic 250, as the same may be amended or superseded from time to time; (ix) any loss from a discontinued operation as described in the Accounting Standards Codification Topic 360, as the same may be amended or superseded from time to time; (x) goodwill impairment charges; (xi) operating results for any business acquired during a specified calendar year; (xii) third party expenses associated with any acquisition by us or any subsidiary; (xiii) items that the Board has determined do not represent our core operations, specifically including, but not limited to, interest expenses, taxes, depreciation and depletion, amortization and accretion charges; (xiv) marked-to-market adjustments for financial instruments; (xv) impairment to assets; and (xvi) any other extraordinary events or occurrences identified by the Plan Administrator, including, but not limited to, such items described in management's discussion and analysis of financial condition and results of operations or the financial statements and notes thereto appearing in our annual report to stockholders for the applicable year.

Adjustment of Awards

To the extent it would not adversely impact the ability of an award under the AIP Plan to qualify as "performance-based compensation," in the event of any change in our capitalization, such as a stock split, or a corporate transaction, such as a merger or consolidation, or any reorganization or liquidation, we may, in our sole discretion, equitably adjust the performance measures, performance goals and individual award opportunities to prevent dilution or enlargement of rights.

Payment of Final Awards

A Covered Employee's final award will be based on (i) the Covered Employee's target award, (ii) the potential individual award opportunities established by the Plan Administrator, and (iii) our actual performance in relation to the pre-established performance goals. Following the completion of each fiscal year, the Plan Administrator will certify in writing whether the performance goals were satisfied. Covered Employees will not receive any payout under the AIP Plan when the minimum performance goals are not met. As soon as practicable after the end of the fiscal year, but in any event no later than March 15 of the year following such fiscal year, final awards will be computed for each participant and will, subject to applicable withholding requirements, be paid in a lump sum in cash. The Plan Administrator may not exercise discretion to increase the actual award earned during a fiscal year by the Covered Employee ("Final Award"), except to the extent that counsel advises the Plan Administrator that Section 162(m) will not adversely affect the deductibility for federal income tax purposes of any amount paid under the AIP Plan by permitting greater discretion or flexibility with respect to award opportunities for Covered Employees, then the Plan Administrator may, in its sole discretion, apply such greater discretion or flexibility.

Termination of Employment

A participant must generally be employed on the date of payment in order to receive cash payment in settlement of his award. However, if an AIP Plan participant's employment is terminated prior to that date without Cause (as defined in the AIP Plan) the individual may still receive payment of his or her final award, at the discretion of the Plan Administrator, unless the participant is a Covered Employee and the Plan Administrator has determined that such a payment would violate Section 162(m) rules. In the event that an AIP Plan participant is terminated for Cause, the award will be forfeited.

Change in Control

In the event of our change in control (as defined in the AIP Plan) the Plan Administrator shall have full authority to determine the treatment of any award, which may vary among individual participants.

Amendment and Termination

The Board or the Committee may modify, amend, suspend or terminate the AIP Plan at any time. No such modification, amendment, suspension or termination may, without a participant's consent, reduce the participant's right to a payment or distribution under the AIP Plan to which he is entitled.

Federal Tax Consequences

The following discussion is for general information only and is intended to summarize briefly the U.S. federal tax consequences to participants arising from participation in the AIP Plan. This description is based on current law, which is subject to change (possibly retroactively). The tax treatment of participants in the AIP Plan may vary depending on each participant's particular situation and may, therefore, be subject to special rules not discussed below. No attempt has been made to discuss any potential foreign, state or local tax consequences. Participants are advised to consult with a tax advisor concerning the specific tax consequences of participating in the AIP Plan.

Cash Awards

A participant will recognize ordinary compensation income (subject to withholding) upon receipt of cash pursuant to an award or, if earlier, at the time the cash is otherwise made available for the participant to draw upon. A participant will be subject to withholding for federal, and generally for state and local, income taxes at the time he recognizes income.

Tax Code Limitations on Deductibility

For the amounts described above to be deductible by us (or by our subsidiaries), such amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses.

Our ability (and the ability of our subsidiaries) to obtain a deduction for future payments under the AIP Plan could also be limited by the golden parachute payment rules of Section 280G of the Code, which prevent the deductibility of certain excess parachute payments made in connection with a change in control of an employer corporation.

Finally, our ability (and the ability of our subsidiaries) to obtain a deduction for amounts paid under the AIP Plan could be limited by Section 162(m), which limits the deductibility, for federal income tax purposes, of compensation paid to Covered Employees to $1,000,000 during any taxable year. Although the AIP Plan has been drafted to satisfy the requirements for the "performance-based compensation" exception to this $1,000,000 deduction limit with respect to awards under the AIP Plan to Covered Employees, we may determine that it is in our best interest not to satisfy the requirements for the exception in certain situations.

Application of Section 409A of the Code

Section 409A of the Code ("Section 409A") imposes an additional 20% tax and interest on an individual receiving nonqualified deferred compensation under a plan that fails to satisfy certain requirements. For purposes of Section 409A, "nonqualified deferred compensation" includes certain performance award programs. Generally speaking, Section 409A does not apply to incentive awards that are paid at the time the award vests. Awards made pursuant to the AIP Plan are designed to be exempt from the application of Section 409A.

The above summary relates to U.S. federal income tax consequences only and applies to U.S. citizens and foreign persons who are U.S. residents for U.S. federal income tax purposes.

AIP Plan Benefits

The future awards, if any, that will be made to eligible individuals under the AIP Plan are subject to the discretion of the Plan Administrator and are dependent on the attainment of performance goals, and thus we cannot currently determine the benefits or amounts that may be granted or paid to participants in the future under the AIP Plan. Therefore, the New Plan Benefits Table is not provided.

Board Recommendation on Proposal

The Board recommends that the stockholders vote **FOR** the adoption and approval of the 2013 Cloud Peak Energy Annual Incentive Plan and the material terms thereof. The management proxy holders will vote all properly submitted proxies **FOR** approval unless instructed otherwise.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,801,010	15.95	3,130,294(1)
Equity compensation plans not approved by security holders	—	—	—
Total	2,801,010	15.95	3,130,294(1)

(1) Information as of December 31, 2012. Includes 2,698,990 shares under the LTIP and 431,304 shares under our Employee Stock Purchase Plan. Shares available for issuance under the LTIP may be issued pursuant to restricted stock, restricted stock units, options, stock appreciation rights, dividend equivalent rights, performance awards, and share awards.

OTHER BUSINESS

The Board is not aware of any matter to be presented for action at the 2013 Annual Meeting of Stockholders other than the four company proposals set forth in this Proxy Statement. Should any other matter requiring a vote of stockholders properly arise, the proxies in the enclosed form confer upon the person or persons entitled to vote the shares represented by such proxies discretionary authority to vote the same in accordance with their best judgment in the interest of the company.

PROPOSALS FOR 2014 ANNUAL MEETING OF STOCKHOLDERS

Proposals for Inclusion in Our Proxy Statement

Under the rules of the SEC, stockholder proposals that are being submitted for inclusion in our proxy statement relating to our 2014 annual meeting of stockholders must be received no later than December 10, 2013 at our principal executive offices, located at 505 South Gillette Avenue, Gillette, Wyoming 82716, Attn: General Counsel. Such proposals when submitted must be in full compliance with applicable laws, including Rule 14a-8 of the Exchange Act, and our amended and restated bylaws.

Proposals Not for Inclusion in Our Proxy Statement

Our amended and restated bylaws require advance written notice from any stockholder seeking to present any business or proposal, not for inclusion in next year's proxy statement, but directly at the 2014 annual meeting of stockholders, including nominations of persons for election to our Board. Notice of such proposals must be received at our principal executive offices, located at 505 South Gillette Avenue, Gillette, Wyoming 82716, Attn: Corporate Secretary, no later than the close of business on the 90th day prior to the anniversary of the immediately preceding annual meeting. Based upon the anniversary date of the 2013 Annual Meeting of Stockholders as currently scheduled, a stockholder must send advance written notice of such nominations or other business or proposals such that the notice is received by us no later than the close of business on February 13, 2014. In the event the annual meeting is convened on a date more than 30 days prior to or delayed by more than 60 days after such anniversary date, such notice must be received not later than the later of the close of business 90 days prior to such annual meeting or the 10th day following the day on which such notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made. Such proposals when submitted must be in full compliance with applicable law and our amended and restated bylaws.

DIRECTIONS TO ANNUAL MEETING LOCATION

Gillette College Technical Center
3251 South 4-J Road
Gillette, Wyoming 82718

Nearest Airport: Gillette-Campbell County Airport—GCC

Go south on Airport Road. Turn left to stay on Airport Road. Turn right onto US 14-16 / WY-59 towards Gillette. Turn right onto South Burma Avenue. Turn left onto Westover Country Road. Turn right onto South 4-J Road and drive south approximately 1.2 miles.

ANNEX A

CLOUD PEAK ENERGY INC.
2013 ANNUAL INCENTIVE PLAN

January 1, 2013

SECTION 1

PURPOSE

SECTION 1.1 ***Purpose***. This 2013 Annual Incentive Plan (the "***Plan***"), effective as of **January 1, 2013** (the "***Effective Date***"), is established by Cloud Peak Energy Inc., a Delaware corporation (the "***Company***"), to create incentives and rewards that are designed to motivate Participants to put forth maximum effort toward the success and growth of the Company and to enable the Company to attract and retain experienced individuals who by their position, ability and diligence are able to make important contributions to the Company's success. Toward these objectives, the Plan permits the grant of Awards subject to the conditions set forth in the Plan.

SECTION 2

DEFINITIONS

For purposes of this Plan, terms not otherwise defined in the Plan shall be defined as set forth below:

SECTION 2.1 "***Award***" means a conditional right to receive annual cash incentive compensation granted under the Plan to an Employee by the Plan Administrator for a calendar year pursuant to such terms, conditions, restrictions, and/or limitations, if any, as the Plan Administrator may establish.

SECTION 2.2 "***Board***" means the Company's Board of Directors.

SECTION 2.3 "***Cause***" shall have the same meaning as such term within a Participant's written employment, severance or other similar individual agreement. In the event that there is no such existing agreement between the Participant and the Company or such an agreement does not define the term "Cause," the term "Cause" shall mean the Participant's: (i) any indictment for, conviction of, or plea of guilty or nolo contendere to (x) any felony (except for vehicular-related felonies, other than a felony DUI, manslaughter or homicide) or (y) any crime (whether or not a felony) involving dishonesty, fraud, or breach of fiduciary duty; (ii) willful misconduct in connection with the performance of services to the Company or any subsidiary; (iii) any breach of the Company's written policies other than an inadvertent breach that is promptly remedied by the Participant; (iv) ongoing failure or refusal after written notice, other than by reason of Disability or ill health, to faithfully and diligently perform the usual and customary duties of his or her employment; (v) failure or refusal after written notice to comply with the reasonable written policies, standards and regulations of the Company which, from time to time, may be established and disseminated; or (vi) a material breach by the Participant of any terms related to his or her employment or service to the Company or any subsidiary in any applicable agreement.

SECTION 2.4 "***Change in Control***" shall have the same meaning as such term in the Company's then-current long term incentive plan. For purposes of clarity on the Effective Date, *Appendix A* to this Plan provides the Change in Control definition that is found in Cloud Peak Energy Inc. 2009 Long Term Incentive Plan, as amended, as of the Effective Date.

SECTION 2.5 "***Code***" means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

SECTION 2.6 "***Committee***" means a committee of two or more directors designated by the Board to administer this Plan; provided, however, that unless otherwise determined by the Board, the Committee shall consist solely of two or more directors, each of whom shall be an "outside director" within the meaning of Treasury Regulation §1.162-27 under section 162(m) of the Code, except to the extent administration of this Plan by "outside directors" is not then required in order to qualify for tax deductibility under section 162(m) of the Code.

SECTION 2.7 "***Covered Employee***" means an Employee who is a Covered Employee as specified in Section 6 of this Plan.

SECTION 2.8 "***Disability***" means permanent disability, as provided in the Company's then-current long-term disability plan. If no such plan is in place at the time that a determination of a Disability is needed, a Participant shall be deemed to have incurred a "Disability" if he or she is unable to is unable to perform his or her duties for the Company as a result of illness or mental or physical injury for a period of at least 180 consecutive days.

SECTION 2.9 "***Employee***" means any employee (including, without limitation, officers and directors who are also employees) of the Company or a subsidiary or affiliated entity, who provides services to the Company or any subsidiary or affiliated entity thereof.

SECTION 2.10 "***Participant***" means each Employee who receives an Award under the Plan for a specified calendar year.

SECTION 2.11 "***Plan Administrator***" means: (i) for purposes of administering the Plan generally, and for administering all Awards granted to a Covered Employee, the Committee; (ii) for purposes of administering Awards granted to Employees other than a Covered Employee, the Chief Executive Officer of the Company (the "***CEO***"); and (iii) to the extent that the Board elects to administer any aspect of the Plan, the Board. References to the Plan Administrator in this Plan will refer to the Committee, the CEO, or the Board, as applicable, as consistent with the context in which it used herein.

SECTION 2.12 "***Retirement***" means (i) the normal retirement of a Participant at or after age 65, or (ii) early retirement at or after age 55 with at least 10 years of service with the Company or any subsidiary or affiliated entity thereof.

SECTION 2.13 "***Senior Officer***" means the Company's then-current Chief Executive Officer, Chief Financial Officer or General Counsel.

SECTION 3

ADMINISTRATION

SECTION 3.1 ***Plan Administrator***. The Plan Administrator shall have the authority, in its sole and absolute discretion, to delegate its duties and functions under the Plan to such agents as it may appoint from time to time to the extent that such an appointment does not conflict or violate any Company policies, provided the Plan Administrator may not delegate its duties where such delegation would violate state corporate law or with respect to making Awards to, or otherwise with respect to Awards granted to, individuals who are Covered Employees receiving Awards that are intended to constitute "performance-based compensation" within the meaning of section 162(m) of the Code, unless the Plan Administrator has determined that it is no longer appropriate or necessary for the Award in question to constitute "performance-based compensation" within the meaning of section 162(m) of the Code.

SECTION 3.2 ***Powers of the Plan Administrator***. Subject to Section 3.3, the Plan Administrator shall have complete authority and power to interpret the Plan, select Employees and other individuals to be granted Awards, select performance measures and performance goals, determine a Participant's right to an Award and the amount of the Award, determine the time or times when Awards will be made, determine the form of an Award and all the terms, conditions (including performance requirements), restrictions and/or limitations, if any, of an Award, and take all other actions necessary or desirable for the administration of the Plan including, but not limited to, prescribing, amending and rescinding rules relating to administration of the Plan. All actions of the Plan Administrator shall be final and binding upon all Participants.

SECTION 3.3 ***Determination of Company Performance.*** Notwithstanding anything to the contrary herein, with respect to all Participants, the Board or Committee shall be solely responsible for determining the extent to which any performance goals tied to the performance of the Company as a whole have been met. This Section 3.3 is not intended to limit the ability of the Plan Administrator to grant Awards of which are tied to performance goals of specified subsidiaries or business or geographical units of the Company.

SECTION 4

PARTICIPANTS AND ELIGIBILTY

The Plan Administrator shall determine and designate the individuals that will be Participants for any given calendar year. The grant of any Award hereunder shall not create a claim for any future Awards.

SECTION 5

AWARD DETERMINATION

SECTION 5.1 ***Establishment of Awards.*** For each calendar year, the Plan Administrator shall determine the Participants in the Plan who will receive Awards, shall select one or more performance measures (which may be Company or personal measures), and shall establish the performance goals with respect to each selected performance measure. The Plan Administrator shall establish the Award opportunities and other terms of the Award to be made to each Participant; provided, however, that the maximum Award settlement that any Covered Employee may receive for any given calendar year is $10,000,000. The selected performance measures and goals may be different for different Participants.

SECTION 5.2 ***Adjustments in Performance Goals.*** Subject to Section 6 with respect to Awards to Covered Employees, the Plan Administrator may adjust the performance goals established for a particular calendar year to account for extraordinary events which may affect the determination of performance, in order to avoid distortions in the operation of the Plan. Such events may include, without limitation, special charges and other extraordinary items or significant acquisitions or divestitures.

SECTION 5.3 ***Determination of Awards Earned.*** Subject to Section 3.3, after the end of the calendar year, the Plan Administrator shall determine the extent to which the applicable performance goals have been satisfied and the amount, if any, payable to the Participant pursuant to his or her Award by reason of such performance. The Plan Administrator may, at its discretion, increase, decrease or eliminate the Award for a Participant based on its assessment of the Participant's individual performance, subject to Section 6 with respect to Awards to Covered Employees.

SECTION 5.4 ***Termination of Employment.*** The Plan Administrator shall have full authority in its discretion to determine whether an Employee whose employment terminates for any reason other than for Cause during a calendar year shall receive any payment pursuant to an Award for that calendar year and, if so, the amount of such payment; provided, that, with respect to Awards to Covered Employees that are intended to constitute "performance-based compensation" within the meaning of section 162(m) of the Code, the Plan Administrator shall not take any action in this regard that would cause any such Award to fail to so qualify, unless the Plan Administrator has determined that it is no longer appropriate or necessary for the Award in question to constitute "performance-based compensation" within the meaning of section 162(m) of the Code. Employees who are terminated for Cause will not be eligible to receive any portion of an Award payment.

SECTION 5.5 ***Change in Control.*** The Plan Administrator shall have full authority to determine the treatment of any Award upon a Change in Control, which may vary among individuals.

SECTION 6

AWARDS TO COVERED EMPLOYEES

SECTION 6.1 ***Awards Granted to Designated Covered Employees.*** If the Plan Administrator determines that an Award to be granted to an Employee who is designated by the Plan Administrator as likely to be a Covered Employee should qualify as "performance-based compensation" for purposes of section 162(m) of the Code, such Award shall be subject to the terms set forth in this Section 6, notwithstanding any contrary term otherwise provided in this Plan; provided, however, that nothing in this Section 6 shall be interpreted as preventing the Plan Administrator from granting Awards to Covered Employees that are not intended to constitute "performance-based compensation" within the meaning of section 162(m) of the Code.

SECTION 6.2 ***Performance Goals Generally.*** The performance goals for Awards subject to this Section 6 shall consist of one or more business criteria or individual performance criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Plan Administrator consistent with this Section 6.2. Performance goals shall be objective and shall otherwise meet the requirements of section 162(m) of the Code and regulations thereunder (including Treasury Regulation §1.162-27 and successor regulations thereto), including the requirement that the level or levels of performance targeted by the Plan Administrator result in the achievement of performance goals being "substantially uncertain" at the time the Plan Administrator actually establishes the performance goal or goals. The Plan Administrator may determine that such Awards shall be granted, exercised, and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to the payment of such Awards. Performance goals may differ for Awards granted to any one Participant or to different Participants. In establishing or adjusting a performance goal, the Plan Administrator may exclude the impact of any of the following events or occurrences which the Plan Administrator determines should appropriately be excluded: (i) any amounts accrued by the Company or its subsidiaries pursuant to management bonus plans or cash profit sharing plans and related employer payroll taxes for the fiscal year; (ii) any discretionary or matching contributions made to a savings and deferred profit-sharing plan or deferred compensation plan for the fiscal year; (iii) asset write-downs; (iv) litigation, claims, judgments or settlements; (v) the effect of changes in tax law or other such laws or regulations affecting reported results; (vi) accruals for reorganization and restructuring programs; (vii) any extraordinary, unusual or nonrecurring items as described in the Accounting Standards Codification Topic 225, as the same may be amended or superseded from time to time; (viii) any change in accounting principle as defined in the Accounting Standards Codification Topic 250, as the same may be amended or superseded from time to time; (ix) any loss from a discontinued operation as described in the Accounting Standards Codification Topic 360, as the same may be amended or superseded from time to time; (x) goodwill impairment charges; (xi) operating results for any business acquired during a specified calendar year; (xii) third party expenses associated with any acquisition by the Company or any subsidiary; (xiii) items that the Board has determined do not represent core operations of the Company, specifically including, but not limited to, interest expenses, taxes, depreciation and depletion, amortization and accretion charges; (xiv) marked-to-market adjustments for financial instruments; (xv) impairment to assets; and (xvi) any other extraordinary events or occurrences identified by the Plan Administrator, including, but not limited to, such items described in management's discussion and analysis of financial condition and results of operations or the financial statements and notes thereto appearing in the Company's annual report to shareholders for the applicable year.

SECTION 6.3 ***Business Criteria.*** One or more of the following business criteria for the Company, on a consolidated basis, and/or for specified subsidiaries or business or geographical units of the Company (except with respect to the total stockholder return and earnings per share criteria), shall be used by the Plan Administrator in establishing performance goals for Awards that are subject to this Section 6: (i) stock price, (ii) earnings per share (diluted or basic), (iii) operating income, (iv) return on equity or assets, (v) cash flow, (vi) earnings before interest, taxes, depreciation and amortization ("***EBITDA***"), (vii) adjusted EBITDA, (viii) overall revenue or sales growth, (ix) expense reduction or management, (x) market share, (xi) total shareholder return, (xii) return on investment, (xiii) earnings before interest and taxes ("***EBIT***"), (xiv) net income, (xv) return on net assets, (xvi) economic value added, (xvii) shareholder value added, (xviii) cash flow return on investment, (xix) net operating profit, (xx) net operating profit after tax, (xxi) return on capital, (xxii) return on invested capital, (xxiii) cost per ton or cost per unit, (xxiv) total material moved, (xxv) tons shipped, (xxvi) tire life improvement, (xxvii) increased truck, dragline or shovel overall equipment effectiveness ("***OEE***"), (xxviii) effective equipment utilization, (xxix) achievement of savings from business improvement projects, (xxx) capital project deliverables, (xxxi) performance against environmental targets, (xxxii) safety performance and/or incident rate, (xxxiii) coal pricing targets, (xxxiv) coal sales targets, (xxxv) human resources management targets, including medical cost reductions and time to hire, (xxxvi) achievement of warehouse and purchasing performance measurements, (xxxvii) leverage ratios including debt to equity and debt to total capital; (xxxviii) debt reduction; (xxxix) new or expanded market penetration; (xl) satisfactory internal or external audits; (xli) inventory or reserves growth; (xlii) revenues; and (xliii) any of the above goals determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Plan Administrator including, but not limited to, the Russell 2000 Index or a group of comparable companies.

SECTION 6.4 ***Individual Performance Criteria.*** Payment of Awards subject to this Section 6 may also be contingent upon individual performance goals established by the Plan Administrator, including individual business objectives and criteria specific to an individual's position and responsibility with the Company or its subsidiaries. If required for compliance with section 162(m) of the Code, such criteria shall be approved by the stockholders of the Company.

SECTION 6.5 ***Time for Establishing Performance Goals.*** Performance goals applicable to Awards subject to this Section 6 shall be established not later than 90 days after the beginning of the calendar year applicable to such Awards, or at such other date as may be required or permitted for "performance-based compensation" under section 162(m) of the Code.

SECTION 6.6 ***Payout of Awards.*** After the end of each applicable calendar year, the Plan Administrator shall determine the amount of any Award that is subject to this Section 6 payable to each Participant. The Committee may, in its discretion, reduce the amount of a payment otherwise to be made in connection with an Award that subject to this Section 6, and/or adjust the amount of a payment otherwise to be made in connection therewith to reflect the events or occurrences set forth in Section 6.2, but may not exercise discretion to increase any such amount in the case of an Award intended to qualify as "performance-based compensation" under section 162(m) of the Code. For purposes of clarity, in the event that an adjustment made solely pursuant to Section 6.2 above results in the increase of a payment under an Award that is intended to qualify as "performance-based compensation" under section 162(m) of the Code, the Committee will not be deemed to have made an impermissible increase to the amount payable pursuant to that Award. The Committee shall specify the circumstances in which such an Award shall be paid or forfeited in the event of termination of employment by an Employee prior to the end of the applicable calendar year or payment of such Award; provided, that, with respect to Awards intended to constitute "performance-based compensation" within the meaning of section 162(m) of the Code, the Plan Administrator shall not take any action in this regard that would cause any such Award to fail to so qualify.

SECTION 6.7 ***Written Determinations.*** All determinations by the Plan Administrator as to the establishment of performance goals, the amount of any Award, and the achievement of performance goals relating to and final payment of Awards under this Section 6 shall be made in writing in the case of any Award intended to qualify as "performance-based compensation" under section 162(m) of the Code. The Plan Administrator may not delegate any responsibility relating to such Awards.

SECTION 6.8 ***Status of Awards under Section 162(m) of the Code.*** It is the intent of the Company that Awards under this Section 6 granted to Employees who are designated by the Plan Administrator as likely to be Covered Employees within the meaning of section 162(m) of the Code and the regulations thereunder (including Treasury Regulation §1.162-27 and successor regulations thereto) shall, if so designated by the Plan Administrator, constitute "performance-based compensation" within the meaning of section 162(m) of the Code and regulations thereunder. Accordingly, the terms of this Section 6, including the definitions of Covered Employee and other terms used herein, shall be interpreted in a manner consistent with section 162(m) of the Code and regulations thereunder. The foregoing notwithstanding, because the Plan Administrator cannot determine with certainty whether a given Employee will be a Covered Employee with respect to a calendar year that has not yet been completed, the term "***Covered Employee***" as used herein shall mean only an Employee designated by the Plan Administrator, at the time of grant of an Award, who is likely to be a Covered Employee with respect to that calendar year. If any provision of this Plan as in effect on the date of adoption of any agreements relating to Awards that are designated as intended to comply with section 162(m) of the Code does not comply or is inconsistent with the requirements of section 162(m) of the Code or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

SECTION 7

PAYMENT OF AWARD

Each Participant shall be paid his or her Award, to the extent earned (as determined by the Plan Administrator in its sole discretion), for the respective calendar year in the form of a cash payment as soon as reasonably practicable following the date on which the amount payable under the Award is determined by the Plan Administrator, but in no event will any such payment be made later than March 15th of the calendar year following the calendar year to which such Award relates.

SECTION 8

GENERAL

SECTION 8.1 ***Amendment or Termination of Plan.*** The Board or Committee may at any time suspend or terminate the Plan, in whole or in part, or revise or amend it in any respect whatsoever. Nothing herein shall restrict the Plan Administrator's ability to exercise its discretionary authority pursuant to Section 3 hereof, which discretion may be exercised without amendment to the Plan. However, no action hereunder may, without the consent of a Participant, reduce the Participant's rights to receive any benefits accrued hereunder prior to the effective date of such amendment, suspension or termination. Nothing herein shall limit the right of the Company to pay compensation of any kind outside the terms of the Plan.

SECTION 8.2 ***Incapacity of Participant.*** If the Plan Administrator finds that any Participant to whom a payment is payable under the Plan is unable to care for his or her affairs because of illness or accident or is under a legal disability, any payment due (unless a prior claim shall have been made by a duly appointed legal representative) at the discretion of the Plan Administrator, may be paid to the spouse, child, parent, brother or sister of such Participant or to any person whom the Plan Administrator has determined has incurred expense for such Participant. Any such payment shall be a complete discharge of the obligations of the Company under the provisions of the Plan.

SECTION 8.3 ***No Right to Continued Employment.*** Nothing contained in the Plan shall confer upon any Employee any right to continued employment with the Company nor interfere in any way with the right of the Company to terminate the employment of such Employee at any time or to increase or decrease the compensation of the Employee.

SECTION 8.4 ***No Right to an Award.*** Nothing contained in the Plan shall be deemed to give any Employee or any other individual any right to be selected as a Participant or to be granted an Award.

SECTION 8.5 ***Nonassignment.*** The right of a Participant to the payment of any amounts under the Plan may not be assigned, transferred, pledged or encumbered in any manner nor shall such right or other interests be subject to attachment, garnishment, execution or other legal process.

SECTION 8.6 ***Withholding Taxes.*** Appropriate taxes shall be withheld from all payments made to Participants pursuant to this Plan.

SECTION 8.7 ***Unfunded Obligations.*** The amounts to be paid to Participants pursuant to this Plan are unfunded obligations of the Company. The Company is not required to segregate any monies from its general funds, to create any trusts, or to make any special deposits with respect to this obligation.

SECTION 8.8 ***Applicable Law.*** Except to the extent superseded by applicable federal law, the Plan shall be governed by and construed in accordance with the laws of the State of Delaware.

SECTION 8.9 ***Clawback.*** This Plan is subject to any written clawback policies the Company, with the approval of the Board of Directors of Cloud Peak Energy Inc., may adopt. These clawback policies may subject the Participant's rights and benefits under this Plan to reduction, cancellation, forfeiture or recoupment if certain specified events and wrongful conduct occur, including, but not limited to, an accounting restatement due to the Company's material noncompliance with financial reporting regulations or other events and wrongful conduct specified in any such clawback policies adopted by the Company, with the approval of the Board of Directors of Cloud Peak Energy Inc., to conform to the Dodd-Frank Act and resulting rules issued by the Securities and Exchange Commission and that the Company determines should apply to this Agreement.

Appendix A

"***Change in Control***" means the occurrence of any of the following:

(i) An acquisition (other than directly from the Company) of any common stock, par value $0.01 per share, of the Company ("***Common Stock***") or other voting securities of the Company by any "***Person***" (as the term person is used for purposes of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***")), immediately after which such Person has "***Beneficial Ownership***" (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of thirty percent (30%) or more of either (a) the then outstanding Common Stock or (b) the combined voting power of the Company's then outstanding voting securities entitled to vote for the election of directors (the "***Voting Securities***"); provided, however, that, in determining whether a Change in Control has occurred, Common Stock or Voting Securities which are acquired in a "Non-Control Acquisition" (as hereinafter defined) shall not constitute an acquisition which would cause a Change in Control. A "***Non-Control Acquisition***" shall mean an acquisition by (a) an employee benefit plan (or a trust forming a part thereof) maintained by (A) the Company or Cloud Peak Energy Resources LLC or (B) any Related Entity (as hereinafter defined) of the Company or Cloud Peak Energy Resources LLC, (b) the Company or any of its Related Entities or (c) any Person in connection with a Non-Control Transaction. A "***Related Entity***" of any Person or corporation shall mean any other corporation or other Person, a majority of the voting power, voting equity securities or equity interests of which is owned, directly or indirectly, by such Person or corporation;

(ii) The individuals who, as of the Effective Date, are members of the Board (the "***Incumbent Board***") cease for any reason to constitute at least a majority of the members of the Board or, following a Merger (as defined below), the board of directors of (i) the corporation resulting from such Merger (the "***Surviving Corporation***"), if fifty percent (50%) or more of the combined voting power of the then-outstanding voting securities of the Surviving Corporation is not Beneficially Owned, directly or indirectly, by another Person (a "***Parent Corporation***") or (ii) if there is one or more than one Parent Corporation, the ultimate Parent Corporation; provided, however, that if the election, or nomination for election by the Company's common stockholders, of any new director was approved by a vote of at least two-thirds of the Incumbent Board, such new director shall, for purposes of this Plan, be considered a member of the Incumbent Board; and provided, further, however, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of an actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board (a "***Proxy Contest***"), including by reason of any agreement intended to avoid or settle any Proxy Contest; or

(iii) The consummation of:

(a) A merger, consolidation or reorganization with or into the Company, or a direct or indirect subsidiary of the Company, or any other similar transaction in which securities of the Company are issued (a "***Merger***"), unless the Merger is a "Non-Control Transaction." A "***Non-Control Transaction***" shall mean a Merger if:

(A) the stockholders of the Company immediately before such Merger own, directly or indirectly, including through one or more subsidiaries or entities, immediately following the Merger at least fifty percent (50%) of the outstanding common stock and the combined voting power of the outstanding voting securities of (1) the Surviving Corporation, if there is no Parent Corporation, or (2) if there is one or more than one Parent Corporation, the ultimate Parent Corporation;

(B) the individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for the Merger constitute at least a majority of the members of the board of directors of (1) the Surviving Corporation, if there is no Parent Corporation, or (2) if there is one or more than one Parent Corporation, the ultimate Parent Corporation; and

(C) no Person other than (1) the Company or another corporation that is a party to the agreement of Merger, (2) any Related Entity of the Company, (3) any employee benefit plan (or any trust forming a part thereof) that, immediately prior to the Merger, was maintained by the Company, Cloud Peak Energy Resources LLC or any of their respective Related Entities or (4) any Person who, immediately prior to the Merger, had Beneficial Ownership of thirty percent (30%) or more of the then outstanding Common Stock or Voting Securities, has Beneficial Ownership, directly or indirectly, of thirty percent (30%) or more of the outstanding common stock or the combined voting power of the outstanding voting securities of (x) the Surviving Corporation, if fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Surviving Corporation is not Beneficially Owned, directly or indirectly, by a Parent Corporation, or (y) if there is one or more than one Parent Corporation, the ultimate Parent Corporation;

(b) A complete liquidation or dissolution of the Company; or

(c) The sale or other disposition of all or substantially all of the assets of the Company to any Person (unless such sale or disposition is (A) to a Related Entity of the Company, (B) to any subsidiary of the Company or (C) under conditions that would constitute a Non-Control Transaction with the disposition of assets being regarded as a Merger for this purpose).

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any Person (the "***Subject Person***") acquired Beneficial Ownership of more than the permitted amount of the then outstanding Common Stock or Voting Securities as a result of the acquisition of Common Stock or Voting Securities by the Company which, by reducing the number of shares of Common Stock or Voting Securities then outstanding, increases the proportional number of shares Beneficially Owned by the Subject Person, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of Common Stock or Voting Securities by the Company, and after such share acquisition by the Company, the Subject Person becomes the Beneficial Owner of any additional Common Stock or Voting Securities thereby increasing the percentage of the then outstanding Common Stock or Voting Securities Beneficially Owned by the Subject Person, then a Change in Control shall occur unless the Subject Person is a Related Entity of the Company.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 001-34547

Commission File Number: 333-168639


CLOUD PEAK
ENERGY®

Cloud Peak Energy Inc.
Cloud Peak Energy Resources LLC

(Exact name of registrant as specified in its charter)

Delaware	**26-3088162**
Delaware	**26-4073917**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
505 S. Gillette Ave., Gillette, Wyoming	**82716**
(Address of principal executive offices)	(Zip Code)

(307) 687-6000

(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Cloud Peak Energy Inc.	Yes ☒	No ☐
Cloud Peak Energy Resources LLC	Yes ☒	No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Cloud Peak Energy Inc.	Yes ☐	No ☒
Cloud Peak Energy Resources LLC	Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Cloud Peak Energy Inc.	Yes ☒	No ☐
Cloud Peak Energy Resources LLC	Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Cloud Peak Energy Inc.	Yes ☒	No ☐
Cloud Peak Energy Resources LLC	Yes ☒	No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

	Large accelerated filer	Accelerated filer	Non-accelerated filer (Do not check if a smaller reporting company)	Smaller reporting company
Cloud Peak Energy Inc.	☒	☐	☐	☐
Cloud Peak Energy Resources LLC	☐	☐	☒	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Cloud Peak Energy Inc.	Yes ☐	No ☒
Cloud Peak Energy Resources LLC	Yes ☐	No ☒

As of June 29, 2012, the last business day of Cloud Peak Energy Inc.'s most recently completed second fiscal quarter, the aggregate market value of the voting and nonvoting stock held by non-affiliates of Cloud Peak Energy Inc. was approximately $1,032 million based on the closing price of Cloud Peak Energy Inc.'s common stock as reported that day on the New York Stock Exchange of $16.91 per share. In determining this figure, Cloud Peak Energy Inc. has assumed that all of its directors and executive officers are affiliates. Such assumptions should not be deemed conclusive for any other purpose.

Number of shares outstanding of Cloud Peak Energy Inc.'s common stock, as of the latest practicable date: Common stock, $0.01 par value per share, 61,114,157 shares outstanding as of January 31, 2013. 100% of the common membership units of Cloud Peak Energy Resources LLC outstanding as of January 31, 2013 are held by Cloud Peak Energy Inc.

This combined Form 10-K is separately filed by Cloud Peak Energy Inc. and Cloud Peak Energy Resources LLC. Cloud Peak Energy Resources LLC meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K and is therefore filing this form with the reduced disclosure format allowed under that General Instruction.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Cloud Peak Energy Inc.'s Proxy Statement to be filed with the Securities and Exchange Commission in connection with Cloud Peak Energy Inc.'s 2013 annual meeting of stockholders (the "Proxy Statement") are incorporated by reference into Part III hereof. Other documents incorporated by reference in this report are listed in the Exhibit Index of this Form 10-K.

CLOUD PEAK ENERGY INC. AND

CLOUD PEAK ENERGY RESOURCES LLC

TABLE OF CONTENTS

Explanatory Note

This combined Form 10-K is filed by Cloud Peak Energy Inc. and Cloud Peak Energy Resources LLC. Each Registrant hereto is filing on its own behalf all of the information contained in this report that relates to such Registrant. Each Registrant hereto is not filing any information that relates to such other Registrant, and therefore makes no representation as to any such information. Cloud Peak Energy Resources LLC is the sole direct subsidiary of Cloud Peak Energy Inc., providing 100% of Cloud Peak Energy Inc.'s total consolidated revenue for the year ended December 31, 2012 and constituting nearly 100% of Cloud Peak Energy Inc.'s total consolidated assets as of December 31, 2012.

Unless the context indicates otherwise, the terms the "Company," "we," "us," and "our" refer to both Cloud Peak Energy Inc. and Cloud Peak Energy Resources LLC and their subsidiaries. Discussions or areas of this report that either apply only to Cloud Peak Energy Inc. or Cloud Peak Energy Resources LLC are clearly noted in such sections.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will," "would," or similar words. You should read statements that contain these words carefully because they discuss our current plans, strategies, prospects, and expectations concerning our business, operating results, financial condition, and other similar matters. While we believe that these forward-looking statements are reasonable as and when made, there may be events in the future that we are not able to predict accurately or control, and there can be no assurance that future developments affecting our business will be those that we anticipate. Additionally, all statements concerning our expectations regarding future operating results are based on current forecasts for our existing operations and do not include the potential impact of any future acquisitions. The factors listed under "Risk Factors," as well as any cautionary language in this report, describe the known material risks, uncertainties, and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Additional factors or events that may emerge from time to time, or those that we currently deem to be immaterial, could cause our actual results to differ, and it is not possible for us to predict all of them. You are cautioned not to place undue reliance on the forward-looking statements contained herein. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. The following factors are among those that may cause actual results to differ materially and adversely from our forward-looking statements:

- the prices we receive for our coal and our ability to effectively execute our forward sales strategy;
- competition with other producers of coal;
- competition with natural gas and other non-coal energy resources, which may be increased as a result of energy policies, regulations and subsidies or other government incentives that encourage or mandate use of alternative energy sources;
- coal-fired power plant capacity, including the impact of environmental regulations, energy policies and other factors that may cause utilities to phase out or close existing coal-fired power plants or reduce construction of any new coal-fired power plants;
- market demand for domestic and foreign coal, electricity and steel;
- our ability to maintain and grow our export sales;
- railroad, export terminal and other transportation performance, costs and availability, including development of additional export terminal capacity and our ability to access additional capacity on commercially reasonable terms;
- domestic and international economic conditions;
- timing of reductions or increases in customer coal inventories;
- weather conditions or weather-related damage that impacts demand for coal, our mining operations, our customers or transportation infrastructure;
- risks inherent to surface coal mining;
- our ability to successfully acquire coal and appropriate land access rights at attractive prices and in a timely manner and our ability to effectively resolve issues with conflicting mineral development that may impact our mine plans;

- our ability to produce coal at existing and planned volumes and to effectively manage the costs of our operations;
- our plans and objectives for future operations and the development of additional coal reserves, including risks associated with acquisitions;
- the impact of current and future environmental, health, safety and other laws, regulations, treaties or governmental policies, or changes in interpretations thereof, and third-party regulatory challenges, including those affecting our coal mining operations or our customers' coal usage, carbon and other gaseous emissions or ash handling, as well as related costs and liabilities;
- the impact of required regulatory processes and approvals to lease and obtain permits for coal mining operations or to transport coal to domestic and foreign customers, including third-party legal challenges;
- any increases in rates or changes in regulatory interpretations or assessment methodologies with respect to royalties or severance and production taxes;
- inaccurately estimating the costs or timing of our reclamation and mine closure obligations;
- disruptions in delivery or increases in pricing from third-party vendors of raw materials and other consumables which are necessary for our operations, such as explosives, petroleum-based fuel, tires, steel, and rubber;
- our assumptions concerning coal reserve estimates;
- our relationships with, and other conditions affecting, our customers and other counterparties, including economic conditions and the credit performance and credit risks associated with our customers and other counterparties, such as lenders under our credit agreement and financial institutions with whom we maintain accounts or enter hedging arrangements;
- the results of our hedging strategies for commodities, including our current hedging programs for coal sales and diesel fuel costs;
- the terms and restrictions of our indebtedness;
- liquidity constraints, including those resulting from the cost or unavailability of financing due to credit market conditions;
- our assumptions regarding payments arising under the Tax Receivable Agreement and other agreements related to the initial public offering of Cloud Peak Energy Inc.;
- our liquidity, results of operations, and financial condition generally, including amounts of working capital that are available; and
- other factors, including those discussed in Item 1A of this Form 10-K.

GLOSSARY FOR SELECTED TERMS

Anthracite. Anthracite is the highest rank coal. It is hard, shiny (or lustrous), has a high heat content, and little moisture. Anthracite is used in residential and commercial heating as well as a mix of industrial applications. Some waste products from anthracite piles are used in energy generation.

Appalachian region. Coal producing area in Alabama, eastern Kentucky, Maryland, Ohio, Pennsylvania, Tennessee, Virginia, and West Virginia. The Appalachian region is divided into the northern, central, and southern Appalachian regions.

Ash. Inorganic material consisting of iron, alumina, sodium, and other incombustible matter that remain after the combustion of coal. The composition of the ash can affect the burning characteristics of coal.

Assigned reserves. Reserves that are committed to our surface mine operations with operating mining equipment and plant facilities. All our reported reserves are considered to be assigned reserves.

Bituminous coal. The most common type of coal that is between subbituminous and anthracite in rank. Bituminous coal produced from the central and eastern U.S. coal fields typically have moisture content less than 20% by weight and heating value of 10,500 to 14,000 Btus.

BLM. Department of the Interior, Bureau of Land Management.

BNSF. Burlington Northern Santa Fe Railroad.

British thermal unit, or "*Btu.*" A measure of the thermal energy required to raise the temperature of one pound of pure liquid water one degree Fahrenheit at the temperature at which water has its greatest density (39 degrees Fahrenheit).

CAIR. Clean Air Interstate Rule.

Carbon dioxide, or CO_2. A gaseous chemical compound that is generated, among other ways, as a by-product of the combustion of fossil fuels, including coal, or the burning of vegetable matter.

CPE Inc. Cloud Peak Energy Inc., a Delaware corporation. "We," "us," "our," or the "Company" means CPE Inc., CPE Resources, and their subsidiaries.

CPE Resources. Cloud Peak Energy Resources LLC, a Delaware limited liability company, formerly known as Rio Tinto Sage LLC, which is the sole direct subsidiary of CPE Inc.

Coal seam. Coal deposits occur in layers typically separated by layers of rock. Each layer is called a "seam." A coal seam can vary in thickness from inches to a hundred feet or more.

Coalbed methane. Also referred to as CBM or coalbed natural gas ("CBNG"). Coalbed methane is methane gas formed during the coalification process and stored within the coal seam.

Coke. A hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air. Coke is used in the manufacture of iron and steel.

Compliance coal. Coal that when combusted emits no greater than 1.2 pounds of sulfur dioxide per million Btus and requires no blending or sulfur-reduction technology to comply with current sulfur dioxide emissions under the Clean Air Act.

CSAPR. Cross-State Air Pollution Rule.

Dragline. A large excavating machine used in the surface mining process to remove overburden. A dragline has a large bucket suspended from the end of a boom, which may be 275 feet long or larger. The bucket is suspended by cables and capable of scooping up significant amounts of overburden as it is pulled across the excavation area. The dragline, which can "walk" on large pontoon-like "feet," is one of the largest land-based machines in the world.

EIA. Energy Information Administration.

EIS. Environmental Impact Statement.

EPA. United States Environmental Protection Agency.

Force majeure. An event not anticipated as of the date of the applicable contract, which is not within the reasonable control of the party affected by such event, which partially or entirely prevents such party's ability to perform its contractual obligations. During the duration of such force majeure but for no longer period, the obligations of the party affected by the event may be excused to the extent required.

Fossil fuel. A hydrocarbon such as coal, petroleum, or natural gas that may be used as a fuel.

GHG. Greenhouse gas.

GW. Gigawatts.

Highwalls. The unexcavated face of exposed overburden and coal in a surface mine.

Incident rate or *IR.* The rate of injury occurrence, as determined by MSHA, based on 200,000 hours of employee exposure and calculated as follows:

IR = (number of cases × 200,000) / hours of employee exposure.

LBA. Lease by Application. Before a mining company can obtain new coal leases on federal land, the company must nominate lands for lease. The BLM then reviews the proposed tract to ensure maximum coal recovery. The BLM also requires completion of a detailed environmental assessment or an EIS, and then schedules a competitive lease sale. Lease sales must meet fair market value as determined by the BLM. The process is known as Lease by Application. After a lease is awarded, the BLM also has the responsibility to assure development of the resource is conducted in a fashion that achieves maximum economic recovery.

LBM. Lease by Modification. A process of acquiring federal coal through a non-competitive leasing process. An LBM is used in circumstances where a lessee is seeking to modify an existing federal coal lease by adding less than 960 acres in a configuration that is deemed non-competitive to other coal operators.

Lbs SO_2/mmBtu. Pounds of sulfur dioxide emitted per million Btu of heat generated.

Lignite. The lowest rank of coal. It is brownish-black with a high moisture content commonly above 35% by weight and heating value commonly less than 8,000 Btu.

LMU. Logical Mining Unit. A combination of contiguous federal coal leases that allows the production of coal from any of the individual leases within the LMU to be used to meet the continuous operation requirements for the entire LMU.

MATS. Mercury and Air Toxics Standards (formerly Utility Maximum Achievable Control Technology, or Utility MACTS).

Metallurgical coal. The various grades of coal suitable for carbonization to make coke for steel manufacture. Also known as "met" coal, it possesses four important qualities: volatility, which affects coke yield; the level of impurities, which affects coke quality; composition, which affects coke strength;

and basic characteristics, which affect coke oven safety. Metallurgical coal has a particularly high Btu, but low ash content.

MSHA. Mine Safety and Health Administration.

NAAQ. National Ambient Air Quality.

NO_x. Nitrogen oxides. NO_x represents both nitrogen dioxide ("NO_2") and nitrogen trioxide ("NO_3"), which are gases formed in high temperature environments, such as coal combustion. It is a harmful pollutant that contributes to acid rain and is a precursor of ozone.

Non-reserve coal deposits. Non-reserve coal deposits are coal bearing bodies that have been sufficiently sampled and analyzed in trenches, outcrops, drilling, and underground workings to assume continuity between sample points, and therefore warrant further exploration work. However, this coal does not qualify as commercially viable coal reserves as prescribed by the Securities and Exchange Commission, or SEC, standards until a final comprehensive evaluation based on unit cost per ton, recoverability, and other material factors concludes legal and economic feasibility. Non-reserve coal deposits may be classified as such by either limited property control or geologic limitation, or both.

QSO. Qualified Surface Owner. A status attributed by the BLM to a certain class of surface owners of split estate lands which allows the QSO to prohibit leasing of federal coal without their explicit consent.

Overburden. Layers of earth and rock covering a coal seam. In surface mining operations, overburden is removed prior to coal extraction.

PRB. Powder River Basin. Coal producing area in northeastern Wyoming and southeastern Montana.

Preparation plant. Usually located on a mine site, although one plant may serve several mines. A preparation plant is a facility for crushing, sizing, and washing coal to prepare it for use by a particular customer. The washing process separates higher ash coal and may also remove some of the coal's sulfur content.

Probable reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proven reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling, and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established.

Reclamation. The process of restoring land to its prior condition, productive use, or other permitted condition following mining activities. The process commonly includes "recontouring" or reshaping the land to its approximate original appearance, restoring topsoil, and planting native grass and shrubs. Reclamation operations are typically conducted concurrently with mining operations. Reclamation is closely regulated by both state and federal laws.

Reserve. That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Rio Tinto. Rio Tinto plc and Rio Tinto Limited and their direct and indirect subsidiaries, including Rio Tinto Energy America Inc. ("RTEA"), our predecessor for accounting purposes; Kennecott Management Services Company ("KMS"); and Rio Tinto America Inc. ("RTA"), which is the owner of RTEA and KMS.

Riparian habitat. Areas adjacent to rivers and streams with a differing density, diversity, and productivity of plant and animal species relative to nearby uplands.

Riverine habitat. A habitat occurring along a river.

Scrubber. Any of several forms of chemical physical devices which operate to control sulfur compounds formed during coal combustion. An example of a scrubber is a flue gas desulfurization unit.

SMCRA. Surface Mining Control and Reclamation Act of 1977.

Spoil-piles. Pile used for any dumping of waste material or overburden material, particularly used during the dragline method of mining.

Subbituminous coal. Black coal that ranks between lignite and bituminous coal. Subbituminous coal produced from the PRB has a moisture content between 20% to over 30% by weight, and its heat content ranges from 8,000 to 9,500 Btus.

Sulfur. One of the elements present in varying quantities in coal that contributes to environmental degradation when coal is burned. Sulfur dioxide ("SO_2") is produced as a gaseous by-product of coal combustion.

Sulfur dioxide emission allowance. A tradable authorization to emit sulfur dioxide. Under Title IV of the Clean Air Act, one allowance permits the emission of one ton of sulfur dioxide.

Surface mine. A mine in which the coal lies near the surface and can be extracted by removing the covering layer of soil overburden. Surface mines are also known as open-pit mines.

Tax agreement liability. The undiscounted estimated future liability owed by CPE Inc. to Rio Tinto under the Tax Receivable Agreement.

Tax Receivable Agreement. We and RTEA entered into a Tax Receivable Agreement in connection with the IPO and the acquisition of our membership units of CPE Resources. The Tax Receivable Agreement requires us to pay to RTEA 85% of the amount of cash tax savings, if any, that we realize as a result of the increases in tax basis that we obtained in connection with the initial acquisition of our interest in CPE Resources and our subsequent acquisition of RTEA's remaining units in CPE Resources.

Thermal coal. Coal used by power plants and industrial steam boilers to produce electricity or process steam. It generally is lower in Btu heat content and higher in volatile matter than metallurgical coal.

Tonnes. A "metric" ton, equal to 2,205 pounds.

Tons. A "short" or net ton, equal to 2,000 pounds.

Truck-and-shovel mining. Similar forms of mining where large shovels or front-end loaders are used to remove overburden, which is used to backfill pits after the coal is removed. Smaller shovels load coal in haul trucks for transportation to the preparation plant or rail loading facilities.

Union Pacific or *UP.* Union Pacific Railroad.

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PART I

Item 1. *Business.*

Overview

CPE Inc. is one of the largest producers of coal in the U.S. and the PRB, based on our 2012 coal sales. We operate some of the safest mines in the coal industry. According to MSHA data, in 2012, we had one of the lowest employee all injury incident rates among the largest U.S. coal producing companies.

We currently operate solely in the PRB, the lowest cost region of the major coal producing regions in the U.S, where we operate three wholly-owned surface coal mines, the Antelope mine, the Cordero Rojo mine and the Spring Creek mine, and own a 50% non-operating interest in a fourth surface mine, the Decker mine. We also have two major development projects, the Youngs Creek project and the potential Crow project. We continue to seek ways to increase our future export capacity through existing and proposed new Pacific Northwest export terminals, including our option agreement with SSA Marine and potential option at the Millennium terminal that would be granted upon closing our Decker transaction with Ambre Energy.

Our Antelope and Cordero Rojo mines are located in Wyoming and are two of the four largest coal mines in the U.S. Our Spring Creek mine is located in Montana, and is the largest U.S. exporter of thermal coal into South Korea. Our mines produce subbituminous thermal coal with low sulfur content, and we sell our coal primarily to domestic and foreign electric utilities. We do not produce any metallurgical coal. Thermal coal is primarily consumed by electric utilities and industrial consumers as fuel for electricity generation and steam output. In 2012, the coal we produced generated approximately 4% of the electricity produced in the U.S. As of December 31, 2012, we controlled approximately 1.3 billion tons of proven and probable reserves. For information regarding our revenue and long-lived assets by geographic area, as well as revenue from external customers, Adjusted EBITDA and total assets by segment, please see Note 20 of Notes to Consolidated Financial Statements in Item 8.

During 2012, we acquired rights to substantial undeveloped coal and complementary surface assets in the Northern PRB ("Youngs Creek project"). In January 2013, we executed an option to lease agreement ("Option Agreement") and a corresponding exploration agreement ("Exploration Agreement") with the Crow Tribe of Indians, which are subject to approval by the Department of the Interior. This potential coal project (the "Crow project") is located on the Crow Indian Reservation in southeast Montana, near our Spring Creek mine and Youngs Creek project. We are in the process of evaluating the development options for the Youngs Creek project and the potential Crow project, but believe that their proximity to the Spring Creek mine represents an opportunity to optimize our mine developments in the Northern PRB.

On December 5, 2012, we and the other 50% owner in the Decker mine, Ambre Energy, announced that we entered into agreements for Ambre Energy to purchase our 50% interest in the Decker mine and assume all reclamation liabilities. The agreements will also provide for the joint resolution and dismissal of the pending Decker litigation. See Item 3 "Legal Proceedings—Decker Litigation." The transaction is expected to close in the first half of 2013 and is subject to the satisfaction of various closing conditions.

For purposes of this report, the term "Northern PRB" refers to the area within the PRB that lies within Montana and the northern part of Sheridan County, Wyoming. Our Spring Creek mine, the Decker mine, the Youngs Creek project and the potential Crow project are located in the Northern PRB.

Segment Information

Historically, we have reported one segment: the production of low-sulfur, thermal coal from surface mines located in the Western region of the U.S. within the PRB, which is sold to electric utilities and industrial customers. Based upon current year results, we have presented our reportable segments for all periods as Owned and Operated Mines, Logistics and Related Activities, and Corporate and Other.

Our Owned and Operated Mines segment is characterized by the predominant focus on thermal coal production where the sale occurs at the mine site and where title and risk of loss pass to the customer at that point. This segment includes our Antelope, Cordero Rojo, and Spring Creek mines. Sales in this segment are primarily to domestic electric utilities, although a portion is made to our Logistics and Related Activities segment. Our mines utilize surface mining extraction processes and are all located in the PRB.

Our Logistics and Related Activities segment is characterized by the services we provide to our international and domestic customers where we deliver coal to them. Services provided typically include: delivered sales contract negotiations; purchase of coal from third parties or from our owned and operated mines; coordination of the transportation and delivery of purchased coal; and sales contract administration activities. Title and risk of loss are retained by the Logistics and Related Activities segment through the transportation and delivery process. Title and risk of loss pass to the customer in accordance with the contract and typically occur at either a vessel loading terminal, a vessel unloading terminal or an end use facility. Risk associated with rail and terminal take-or-pay agreements is also borne by the Logistics and Related Activities segment. Forward market pricing risk is managed through international coal forward contracts. The gains and losses resulting from our international coal forward derivative financial instruments are reported within this segment.

Our Corporate and Other segment includes results relating to broker activity, our share of the Decker mine operations, and unallocated corporate costs and assets.

History

CPE Inc., a Delaware corporation organized on July 31, 2008, is a holding company that manages its wholly-owned consolidated subsidiary CPE Resources, but has no business operations or material assets other than its ownership interest in CPE Resources. CPE Inc.'s only source of cash flow from operations is distributions from CPE Resources pursuant to the CPE Resources limited liability company agreement. CPE Inc. also receives management fees pursuant to a management services agreement between CPE Inc. and CPE Resources as reimbursement of certain administrative expenses.

Our business operations are conducted by CPE Resources, formerly known as Rio Tinto Sage LLC, a Delaware limited liability company formed as a wholly-owned subsidiary of RTEA on August 19, 2008. RTEA is our predecessor for accounting purposes. RTEA, a Delaware corporation, formerly known as Kennecott Coal Company, was formed as a wholly-owned subsidiary of RTA on March 1, 1993. Between 1993 and 1998, RTEA acquired the Antelope, Colowyo, Jacobs Ranch and Spring Creek coal mines and the Cordero and Caballo Rojo coal mines, which are operated together as the Cordero Rojo coal mine, and a 50% non-operating interest in the Decker coal mine. In December 2008, RTEA contributed RTA's western U.S. coal business to CPE Resources (other than the Colowyo mine). On October 1, 2009, CPE Resources sold the Jacobs Ranch mine to Arch Coal, Inc. and distributed the proceeds to Rio Tinto.

CPE Inc. acquired approximately 51% and the managing member interest in CPE Resources in exchange for a promissory note which was repaid with proceeds from its initial public offering of its common stock ("IPO") on November 19, 2009. Rio Tinto retained ownership of the remaining 49% until December 15, 2010, when CPE Inc. priced a secondary offering of its common stock on behalf of

Rio Tinto. In connection with the secondary offering, CPE Inc. exchanged shares of common stock for the 49% common membership units of CPE Resources held by Rio Tinto and completed the secondary offering on behalf of Rio Tinto (the "Secondary Offering"), resulting in our acquisition of 100% of Rio Tinto's holdings in CPE Resources. As a result of this transaction, CPE Resources became a wholly-owned subsidiary of CPE Inc., and Rio Tinto no longer holds an interest in CPE Resources.

Coal Characteristics

In general, coal of all geological compositions is characterized by end use either as thermal or metallurgical. Heat value and sulfur content are the most important variables in the economic marketing and transportation of thermal coal. We mine, process, and market low sulfur content, subbituminous thermal coal, the characteristics of which are described below. Because we operate only in the PRB, which does not have metallurgical coal, we produce only thermal coal.

Heat Value

The heat value of coal is commonly measured in Btus. Subbituminous coal from the PRB has a typical heat value that ranges from 8,000 to 9,500 Btus. Subbituminous coal from the PRB is used primarily by electric utilities and by some industrial customers for steam generation. Coal found in other regions in the U.S., including the eastern and Midwestern regions, tends to have a higher heat value than coal found in the PRB, other than lignite coal which has lower heat value than subbituminous coal but is typically only used to supply coal to utilities that are directly adjacent to the mine.

Sulfur Content

Federal and state environmental regulations, including regulations that limit the amount of sulfur dioxide that may be emitted as a result of combustion, have affected and may continue to affect the demand for certain types of coal. See "Environmental and Other Regulatory Matters—Clean Air Act." The sulfur content of coal can vary from seam to seam and within a single seam. The concentration of sulfur in coal affects the amount of sulfur dioxide produced in combustion. Coal-fired power plants can comply with sulfur dioxide emissions regulations by burning coal with low sulfur content, blending coals with various sulfur contents, purchasing emission allowances on the open market and/or using sulfur-reduction technology, such as scrubbers, which can reduce sulfur dioxide emissions by up to 90%. According to the EIA, in 2010, out of utilities with a coal generating capacity of approximately 317 GW, utilities accounting for a capacity of over 188 GW had been retrofitted with scrubbers. Furthermore, any new coal-fired generation plants built in the U.S. are expected to use some type of sulfur-reduction technology. The demand or price for lower sulfur coal may decrease with widespread implementation of sulfur-reduction technology.

PRB coal typically has a lower sulfur content than eastern U.S. coal and generally emits no greater than 0.8 pounds of sulfur dioxide per million Btus.

Other

Ash is the inorganic residue remaining after the combustion of coal. As with sulfur content, ash content varies from seam to seam. Ash content is an important characteristic of coal because it impacts boiler performance and electric generating plants must handle and dispose of ash following combustion. The ash content of PRB coal is generally low, representing approximately 5% to 10% by weight. The composition of the ash, including the proportion of sodium oxide, as well as the ash fusion temperatures are important characteristics of coal and help determine the suitability of the coal to specific end users. In limited cases, domestic customer requirements at the Spring Creek mine have required, and may continue to require, the addition of earthen materials to dilute the sodium oxide content of the post-combustion ash of the coal.

Moisture content of coal varies by the type of coal and the region where it is mined. In general, high moisture content is associated with lower heat values and generally makes the coal more expensive to transport. Moisture content in coal, on an as-sold basis, can range from approximately 2% to over 35% of the coal's weight. PRB coals have typical moisture content of 20% to 30%.

Trace elements within coal that are of primary concern are mercury for health and environmental reasons and chlorine for utility plant performance. Trace amounts of mercury and chlorine in PRB coal are relatively low compared to coal from other regions. However, the low chlorine content of PRB coal can promote the emission of mercury in an elemental form, which is more difficult to remove with conventional pollution control devices.

Coal Mining Methods

Surface Mining

All of our mines are surface mining operations utilizing both dragline and truck-and-shovel mining methods. Surface mining is used when coal is found relatively close to the surface. Surface mining typically involves the removal of topsoil and drilling and blasting the overburden (earth and rock covering the coal) with explosives. The overburden is then removed with draglines, trucks, shovels, and dozers. Trucks and shovels then remove the coal. The final step involves replacing the overburden and topsoil after the coal has been excavated, reestablishing vegetation into the natural habitat and making other changes designed to provide local community benefits. We typically recover 90% or more of the economic coal seam for the mines we operate.

Coal Preparation and Blending

In almost all cases, the coal from our mines is crushed and shipped directly from our mines to the customer. Typically, no other preparation is needed for a saleable product. However, depending on the specific quality characteristics of the coal and the needs of the customer, blending different types of coals may be required at the customer's plant. Coals of various sulfur and ash contents can be mixed or "blended" to meet the specific combustion and environmental needs of customers. All of our coal can be blended with coal from other coal producers. Spring Creek's location and the high Btu content of its coal make its coal better suited than our other coal for export and transportation to the northeastern U.S. coal markets for blending by the customer with coal sourced from other markets to achieve a suitable overall product.

Mining Operations

We currently operate solely in the PRB. Two of the mines we operate are located in Wyoming and one is located in Montana. We also own a 50% non-operating interest in the Decker mine, which is located in Montana. The other 50% mine owner has responsibility for the day-to-day operations. We currently own the majority of the equipment utilized in our mining operations, excluding the Decker mine. We employ preventative maintenance and rebuild programs and upgrade our equipment as part of our efforts to ensure that it is productive, well-maintained, and cost-competitive. Our maintenance programs also utilize procedures designed to enhance the efficiencies of our operations. The following table provides summary information regarding our mines as of December 31, 2012.

Mine	2012 As Delivered Average				Tons Sold		
	Btu per lb	Ash Content	Sulfur Content		2012	2011	2010
		(%)	(%)	(lbs SO2/mmBtu)	(million tons)		
Antelope	8,889	5.24	0.25	0.56	34.3	37.1	35.9
Cordero Rojo	8,423	5.25	0.30	0.71	39.2	39.5	38.5
Spring Creek	9,305	4.77	0.33	0.71	17.2	19.1	19.3
Decker(1)	9,498	4.53	0.40	0.84	1.4	1.5	1.5
Other(2)	N/A	N/A	N/A	N/A	0.9	1.5	1.7
Total					93.0	98.7	96.9

(1) Tons sold numbers reflect our 50% non-operating interest.

(2) The tonnage shown for "Other" represents our purchases from third-party sources that we have resold. See "—Customers and Coal Contracts—Broker Sales and Third-Party Sources."

Our Antelope and Cordero Rojo mines are served by the BNSF and UP railroads. Our Spring Creek mine and the Decker mine are served solely by the BNSF railroad.

The following map shows the locations of our mining operations:


MONTANA
Spring Creek
Decker (50%)
Youngs Creek
Sheridan
Powder River Basin
SOUTH
DAKOTA
Gillette
Rapid City
Cordero Rojo
Newcastle
Wright
Antelope
Casper
WYOMING
Douglas
NEBRASKA
Alliance
Joint BNSF/UP
BNSF Railroad
UP Railroad
0 25 50 100
Miles
Laramie
CHEYENNE
Fort Collins
COLORADO
Sterling
Lakewood
DENVER
SNLEnergy

Antelope Mine

The Antelope mine is located in the southern end of the PRB approximately 60 miles south of Gillette, Wyoming. The mine extracts thermal coal from the Anderson and Canyon Seams, with up to 44 and 36 feet, respectively, in thickness. Two of our federal coal leases for the Antelope mine are currently subject to pending legal challenges against the U.S. Bureau of Land Management ("BLM") and the Secretary of the Interior by environmental organizations, which could impact our ability to mine the coal subject to those leases and/or delay our access to mine the coal. See Item 3 "Legal Proceedings—West Antelope II LBA Challenges." Significant areas of unleased coal north and west of the mine are available for nomination by us or other mining operations or persons. Based on the average sulfur content of 0.52 lbs SO_2/mmBtu, the reserves at our Antelope mine are considered to be compliance coal under the Clean Air Act, and this coal is some of the lowest sulfur coal produced in the PRB.

Cordero Rojo Mine

The Cordero Rojo mine is located approximately 25 miles south of Gillette, Wyoming. The mine extracts thermal coal from the Wyodak Seam, which ranges from approximately 55 to 70 feet in thickness. We have nominated as an LBA a large coal tract adjacent to our existing operation. The BLM has divided this LBA into two tracts and is expected to schedule the separate tracts for lease sometime in late 2013 or early 2014. The BLM ultimately determines if the tract will be leased, and if so, the final boundaries of, and the coal tonnage for, this tract. Significant areas of unleased coal are potentially available for nomination by us or other mining operations or persons adjacent to our current operations. Based on the average sulfur content of 0.69 lbs SO_2/mmBtu, the reserves at our Cordero Rojo mine are considered to be compliance coal under the Clean Air Act.

Spring Creek Mine

The Spring Creek mine is located in Montana approximately 35 miles north of Sheridan, Wyoming. The mine extracts thermal coal from the Anderson-Dietz Seam, which averages approximately 80 feet in thickness. The location of the mine relative to the Great Lakes is attractive to our customers in the northeast because of lower transportation costs. The location of the Spring Creek mine also provides access to export terminals in the Pacific Northwest, providing an advantage relative to other PRB mines. As a result, interest from foreign buyers in coal from our Spring Creek mine continues, and, in 2012, we shipped approximately 4.4 million tons of Spring Creek coal through terminals located in British Columbia, Canada. Based on the average sulfur content of 0.73 lbs SO_2/mmBtu, the reserves at our Spring Creek mine are considered to be compliance coal under the Clean Air Act.

Decker Mine

The Decker mine is located immediately to the southeast of our Spring Creek mine in Montana. We own a 50% non-operating interest in the mine, which is a union-based operation. We do not employ any of the Decker mine employees. The other 50% mine owner has responsibility for the day-to-day operations and markets the thermal coal out of the Decker mine subject to the direction of the management committee. There are two principal seams at West Decker, Dietz 1 and Dietz 2, with typical thicknesses of 51 and 16 feet, respectively, and three seams at East Decker, Dietz 1 Upper, Dietz 1 Lower and Dietz 2, with typical thicknesses of 27, 17 and 16 feet, respectively.

On December 5, 2012, we announced that we have entered into agreements with the other 50% owner of the Decker mine for the other 50% owner to purchase our 50% interest and related assets and assume all reclamation liabilities. The agreements will also provide for the joint resolution and dismissal of the pending Decker litigation. See Item 3 "Legal Proceedings—Decker Litigation." The closing of the transaction is currently anticipated to occur during the first half of 2013 and is subject to the satisfaction of various terms and conditions, including Ambre's full replacement of our approximate $70.7 million in outstanding reclamation and lease bonds for the Decker mine. The purchase consideration for the Decker interests includes a cash component of A$57 million, if paid by Ambre by March 31, 2013. Alternatively, Ambre will issue a promissory note to us for A$64 million payable at a later date.

Upon completion of the transaction, Ambre will also grant us an option for up to 5 million tonnes per year of its throughput capacity at the proposed new Millennium Bulk Terminals coal export facility, which is owned 62% by Ambre and 38% by Arch Coal and is currently in the permitting phase. Our throughput capacity would have an initial term of 10 years, with four renewal options for five-year renewal terms.

In addition to the sales transaction described above, we and Ambre entered into other agreements intended to facilitate the respective mining and related activities at the Decker mine and at our adjacent Spring Creek mine and Youngs Creek project, including the transfer of certain land and grants of rail easements that will improve our potential rail access to the Youngs Creek project.

Development Projects

Youngs Creek Project

The Youngs Creek project is a permitted but undeveloped surface mine project in the Northern PRB region located 13 miles north of Sheridan, Wyoming, contiguous with the Wyoming-Montana state line. The Youngs Creek project is approximately seven miles south of our Spring Creek mine and seven miles from the mainline railroad, and is near the potential Crow project (described below). We acquired the Youngs Creek project in June 2012. The coal located at the Youngs Creek project is similar quality to that of our Spring Creek mine and offers lower sodium levels. The Youngs Creek project mining permit covers 287 million tons of non-reserve coal deposits, of which approximately 272 million tons benefit from a royalty rate of 8.0% of the coal sales price free on board at the mine site, payable to the sellers, which is below the normal 12.5% royalty rate payable on federal coal. We also control additional leased and private coal related to the Youngs Creek project that has not been evaluated and is not in any mine plan. We also acquired approximately 38,800 acres of surface rights which includes land extending north to our Spring Creek mine, onto the Crow Indian Reservation to the west, and abuts the Decker mine to the east. We are in the process of evaluating the development options for this project, but believe that its proximity to the Spring Creek mine and the potential Crow project represent an opportunity to optimize our mine developments in the Northern PRB region.

Crow Project

In January 2013, we executed an Option Agreement and a corresponding Exploration Agreement with the Crow Tribe of Indians. These agreements remain subject to approval by the Department of the Interior. This coal project is located on the Crow Indian Reservation in southeast Montana, near our Spring Creek mine and Youngs Creek project in the Northern PRB region. In exchange for an option to lease significant coal deposits, we paid the Crow Tribe $2.25 million upon execution of the Option Agreement, and will pay $1.5 million upon approval of the Option Agreement by the Department of the Interior. In addition, we will pay annual option payments throughout the term of the Option Agreement, which, during the initial option period could total up to $10 million. The Option and Exploration Agreements provide for exploration rights and exclusive options to lease three separate coal deposits on the Crow Indian Reservation over an initial five-year term, with two extension periods through 2035 if certain conditions are met. Upon the exercise of an option or options to lease, we would pay the Crow Tribe an amount equal to $0.08 per ton to $0.15 per ton, depending on the lease area and coal deposit and subject to adjustment for inflation. The agreements also set forth adjustable royalty rates, ranging from 7.5% to 15% of the coal sales price free on board at the mine site and contain standard coal production taxes to be paid to the Crow Tribe. The coal located at the Crow project is similar quality to that of our Spring Creek mine and offers lower sodium levels. We are undertaking the exploration program and evaluating the development options for this project, but believe that its proximity to the Spring Creek mine and the Youngs Creek project represent an opportunity to optimize our mine developments in the Northern PRB region.

The map below shows where the Youngs Creek project and potential Crow project are located relative to our Spring Creek mine.


Crow Indian Reservation
Montana
Cloud Peak Energy Exploration Area
Spring Creek
West Decker
Crow Indian Reservation
Montana
Wyoming
Youngs Creek

Customers, Contracts and Logistics Services

We focus on building long-term relationships with customers through our reliable performance and commitment to customer service. We supply coal to 76 domestic and foreign electric utilities and over 83% of our sales were to customers with an investment grade credit rating as of December 31, 2012. Furthermore, over 75% of our 2012 sales were to customers with whom we have had relationships for more than 10 years. During 2012, approximately 48% of our consolidated revenue was derived from our top ten customers. No customer accounted for 10% or more of our total revenue in 2012. A significant portion of our revenue for the Logistics and Related Activities segment is derived from entities owned or controlled by Korea Export Power Corporation. We believe we could make up the loss of any sales caused by the loss of one or more of these entities; however, we cannot guarantee that the prices we would receive from any replacement sales would be at a price as favorable as the original sales price.

The following map shows the percentage of our tons sold by state of destination during 2012 from coal produced at the three mines we own and operate. Our coal supplies fueled approximately 4% of the electricity generated in the U.S. in 2012. We also supplied approximately 5.5% of the tons produced at our mines to customers outside of the U.S. in 2012.


1% or Less of Sales
2% to 4% of Sales
5% and Above of Sales

We categorize our customers by how we sell coal to them. Our "Mine Customers" purchase coal directly from our mine sites, where the sale occurs at the mine site and where title and risk of loss pass to the customer at that point. Mine Customers arrange for and bear the costs of transporting their coal from our mines to their plants or other specified delivery points. Our primary Mine Customers are domestic utility companies primarily located in the mid-west and south central U.S, although we also sell to other domestic utility companies, as well as to third-party brokers.

Our "Logistics Customers" purchase coal from us, along with our logistics services to deliver the coal to the customer at a terminal or the customer's plant or other delivery point, rather than our mine site. Title and risk of loss pass to the customer at the delivery point. Our logistics services include the purchase of coal from third parties or from our owned and operated mines and coordination of the transportation and delivery of purchased coal. Logistics Customers are primarily foreign and domestic utility companies as well as third-party brokers. With respect to our international sales, at present, we are primarily focused on end-user customers; however a small portion of our sales are made to international traders who sell on to end-user customers. We are currently the largest U.S. exporter of thermal coal into South Korea.

Mine Customers

Long-term Coal Sales Agreements

As is customary in the coal industry, we generally enter into fixed price, fixed volume supply contracts with our Mine Customers. Contracts with our Mine Customers generally have terms of one to five years, although some are as short as one to six months and others may be longer than ten years. For the year ended December 31, 2012, approximately 93% of our total revenue attributable to our

Owned and Operated Mines segment was derived from long-term supply contracts with a term of one year or greater and approximately 50% of our committed tons to Mine Customers was associated with contracts that had three years or more remaining on their term.

Our coal is primarily sold on a mine-specific basis to utility customers through a request-for-proposal process. The terms of our coal sales agreements result from competitive bidding and extensive negotiations with customers. Consequently, the terms of these contracts vary by customer, including base price adjustment features, price re-opener terms, coal quality requirements, quantity parameters, permitted sources of supply, impact of future regulatory changes, extension options, force majeure, termination, assignment and other provisions.

Our coal supply contracts typically contain "hardship" provisions to adjust the base price due to new statutes, ordinances or regulations that affect our costs related to performance of the agreement. Additionally, some of our contracts contain provisions that allow for the recovery of costs incurred as a result of modifications or changes in the interpretations or application of any applicable statute by local, state or federal government authorities. These provisions only apply to the base price of coal contained in these supply contracts. In some circumstances, a significant adjustment in base price can lead to termination of the contract. In addition, a small number of our contracts contain clauses that may allow customers to terminate the contract in the event of significant changes in environmental laws and regulations which result in the customer being unable to perform under the terms of the contract.

Most of our coal supply contracts to Mine Customers include a fixed price for the term of the agreement or a pre-determined escalation in price for each year. Some of these contracts that extend for a four- or five-year term or longer may include variable pricing. These price re-opener and index provisions may allow either party to commence a renegotiation of the contract price at a pre-determined time. Price re-opener provisions may automatically set a new price based on prevailing market price or, in some instances, require us to negotiate a new price, sometimes between a specified range of prices. In some agreements, if the parties do not agree on a new price, either party has an option to terminate the contract. Under some of our contracts, we have the right to match lower prices offered to our customers by other suppliers.

Quality and volumes for the coal are stipulated in coal supply contracts. Some customers are allowed to vary the amount of coal taken under the contract. Most of our coal supply contracts contain provisions requiring us to deliver coal within certain ranges for specific coal characteristics, such as heat content, sulfur, ash and ash fusion temperature. Our contracts also typically attempt to account for the low sulfur content of our coal by reflecting a market adjustment for the low sulfur in the contract price or through an adjustment calculated based on the as-delivered average sulfur content of our coal, or both. Failure to meet these specifications can result in economic penalties, suspension or cancellation of shipments or termination of the contracts.

Contracts with our Mine Customers also typically contain force majeure provisions allowing temporary suspension of performance by us or our customers for the duration of specified events beyond the control of the affected party, including events such as strikes, adverse mining conditions, mine closures or serious transportation problems that affect us or unanticipated plant outages that may affect the buyer. These contracts generally provide that in the event a force majeure circumstance exceeds a certain time period (e.g., 60-90 days), the unaffected party may have the option to terminate the transaction or transactions under the agreement. Some of those contracts stipulate that this tonnage can be made up by mutual agreement or at the discretion of the buyer. Generally, contracts with our Mine Customers allow our customers to suspend performance in the event that the railroad fails to provide its services due to circumstances that would constitute a force majeure under the terms of the contract between the Mine Customer and the railroad.

Many of our contracts contain clauses that require us and our customers to maintain a certain level of creditworthiness or provide appropriate credit enhancement upon request. The failure to do so can result in a suspension of shipments under the contract. In some of our contracts, we have a right of substitution, allowing us to provide coal from different mines, including third-party mines, as long as the replacement coal meets quality specifications and will be sold at the same delivered cost.

Generally, under the terms of our coal supply contracts, we agree to indemnify or reimburse our customers for damage to their or their rail carrier's equipment while on our property, other than from their own negligence, and for damage to our customers' equipment due to non-coal materials being included with our coal before leaving our property.

Transportation

Transportation can be one of the largest components of a purchaser's total cost. Coal used for domestic consumption by our Mine Customers is sold free on board (FOB) at the mine or nearest loading facility, and the purchaser of the coal bears the transportation costs and risk of loss. Most electric generators arrange long-term shipping contracts with rail or barge companies to assure stable delivery costs. Our mines (including the Decker mine) are served by the BNSF and/or UP railways.

Although the purchaser pays the freight, transportation costs still are important to coal mining companies because the purchaser will consider the delivered cost of coal, including transportation costs, in determining from which mines it will purchase. Transportation costs borne by the customer vary greatly based on each customer's proximity to the mine.

Logistics Customers

Long-term Coal Sales Agreements

We generally enter into fixed price, fixed volume supply contracts with our Logistics Customers. Contracts with our Logistics Customers generally have terms of one to three years. The terms of our sales agreements result from competitive bidding and extensive negotiations with customers. Consequently, the terms of these contracts vary by customer, including base price adjustment features, price re-opener terms, logistics and coal quality requirements, quantity parameters, permitted sources of supply, impact of future regulatory changes, extension options, force majeure, termination, assignment and other provisions.

Many of our international contracts with Logistics Customers contain evergreen clauses and annual or semi-annual pricing negotiations consistent with conventional industry standards for the Asian Pacific region. Our Asian delivered sales are priced broadly in line with a number of relevant international coal indices adjusted for energy content and other quality and delivery criteria. These indices include the Newcastle benchmark price, which is an established index for high Btu Australian thermal coal available to be loaded on a vessel at a coal terminal near Newcastle, north of Sydney. Based on the comparative quality and transport costs, our delivered sales are generally priced at approximately 60% to 70% of the forward Newcastle price.

In addition to containing the similar terms as those described for our Mine Customers above, contracts with our Logistics Customers also may include terms relating to:

- demurrage fees for international contracts, charged to us when a vessel is not dispatched on time;
- fixed pricing for the first year of sales, and a provision providing for future years' pricing to be negotiated at a specific point in time related to some of our foreign contracts; and
- additional coal quality requirements, such as grindability, which deals with the hardness of the coal, and ash fusion temperature, which measures the softening and melting behavior of the ash contained in the coal.

Transportation and Logistics Services

For our Logistics Customers, we provide a variety of services designed to facilitate the sale and delivery of coal. These services include the purchase of coal from third parties or from our owned and operated mines, coordination of the transportation and delivery of purchased coal, negotiation of take-or-pay rail agreements and take-or-pay terminal agreements and demurrage settlement with vessel operators. We also bear the costs of transporting the coal to the delivery point. For our international customers, this includes export terminals located in the Pacific Northwest, which can be over 2,600 miles from our mines and involve transporting over three different railroads. Our Logistics Customers located overseas are generally responsible for paying the cost of ocean freight, although occasionally we may arrange that transportation as well.

We have an unaffiliated Korean representative company, Woon Bong, which helps us facilitate our sales in South Korea. Woon Bong provides market research on Korean coal markets, acts as an intermediary for communications with our Korean customers and assists with logistics issues in sales to Korean customers. Woon Bong provides these services exclusively for us in South Korea.

To help support and ensure export terminal capacity for a portion of our anticipated export sales, from time to time we enter into long-term throughput agreements with export terminal companies and railroads. These types of "take-or-pay" agreements require us to pay for a minimum quantity of coal to be transported on the railway or through the terminal regardless of whether we sell any coal. If we fail to acquire sufficient export sales to meet our minimum obligations under the take-or-pay agreements, we are still obligated to make payments to the export terminal company or railroad. In 2011, we entered into a long-term throughput contract with Westshore Terminals Limited Partnership that expires in 2023 for a portion of our anticipated export sales through their export terminal in Vancouver, British Columbia. Also, in February 2013, we announced a throughput option agreement with SSA Marine that provides us with an option for up to 16 million tonnes of capacity per year through the planned dry bulk cargo Gateway Pacific Terminal at Cherry Point in the State of Washington. Our potential share of capacity will depend upon the ultimate capacity of the terminal. The terminal would accommodate cape size vessels. Our option is exercisable following future permit completion for the terminal.

Also included in the costs within our Logistics and Related Activities segment are fees to cover rail and export terminal charges, as well as fees to cover capital costs and investments that we incur to enable us to provide logistics services to our Logistics Customers, such as the purchase or lease of rail cars.

Broker Sales and Third-Party Sources

From time to time, we purchase coal through brokers and sell to brokers and third-party sources any excess produced coal, including selling to brokers who sell to end users in foreign countries. For delivery during the year ended December 31, 2012, we purchased 0.9 million tons through brokers and third-party sources, and sold 0.9 million tons to brokers and third-party sources.

Sales and Marketing

We have a team of experienced sales, marketing and customer service personnel. To help develop and maintain the relationships we have with our Mine and Logistics Customers, we have divided the department into teams consisting of:

- Sales and Marketing, which focuses on traditional requests for proposals by our Mine Customers;
- Customer Service, which provides contract and after-sales support to our customers;

- Logistics and Industrial Sales, which focuses on logistics, transportation and related services on behalf of our Logistics and Related Activities segment;
- Trading and Revenue Management, which provides industry insight, recommends pricing strategies and participates in the spot and forward markets; and
- Export Sales, which focuses on sales to our international Logistics Customers.

As of December 31, 2012, we had 23 employees in our sales and marketing department.

Suppliers

Principal supplies used in our business include heavy mobile equipment, petroleum-based fuels, explosives, tires, steel and other raw materials, as well as spare parts and other consumables used in the mining process. We use third-party suppliers for a portion of our equipment rebuilds and repairs, drilling services and construction. We use sole source suppliers for certain parts of our business such as dragline shovel parts and services and tires. We believe adequate substitute suppliers are available. For further discussion of our suppliers, see Item 1A "Risk Factors—Risks Related to Our Business and Industry—Increases in the cost of raw materials and other industrial supplies, or the inability to obtain a sufficient quantity of those supplies, could increase our operating expenses, disrupt or delay our production and materially adversely affect our profitability."

Competition

The coal industry is highly competitive. See Item 1A "Risk Factors—Risks Related to Our Business and Industry—Competition with domestic and foreign coal producers and with producers of natural gas and other competing energy sources may negatively affect our sales volumes and our ability to sell coal at a favorable price." We compete directly with all coal producers and indirectly with other energy producers throughout the U.S. and, for our export sales, internationally. The most important factors on which we compete with other coal producers are coal price, coal quality and characteristics, costs to transport the coal, customer service and the reliability of supply. Demand for coal and the prices that we will be able to obtain for our coal are closely linked to coal consumption patterns of the domestic and foreign electric generation industries. These coal consumption patterns are influenced by factors beyond our control, including the supply and demand for domestic and foreign electricity, domestic and foreign governmental regulations and taxes, environmental and other regulatory changes, technological developments, the price and availability of other fuels, such as natural gas and crude oil, the availability of subsidies, and renewable mandates designed to encourage greater use of alternative energy sources, including hydroelectric, nuclear, wind and solar power, all of which can decrease demand for thermal coal.

Because most of the coal in the vicinity of our mines is owned by the U.S. federal government, we compete with other coal producers operating in the PRB for additional coal through the LBA process. This process is competitive and we expect the competition for LBAs to remain strong.

Employees

As of December 31, 2012, we had approximately 1,700 full-time employees. None of our employees are currently parties to collective bargaining agreements. We believe that we have good relations with our employees. We hold a 50% non-operating interest in the Decker mine in Montana, which is a union-based operation. We do not employ any of the Decker mine employees. As of December 31, 2012, we had 226 external contractors on a full-time, equivalent basis.

Executive Officers

Set forth below is information concerning our current executive officers as of December 31, 2012.

Name	Age	Position(s)
Colin Marshall	48	President, Chief Executive Officer and Director
Michael Barrett	43	Executive Vice President and Chief Financial Officer
Gary Rivenes	42	Executive Vice President and Chief Operating Officer
Cary Martin	60	Senior Vice President, Human Resources
Todd Myers	49	Senior Vice President, Business Development
James Orchard	52	Senior Vice President, Marketing and Government Affairs
Bryan Pechersky	42	Senior Vice President and General Counsel
A. Nick Taylor	61	Senior Vice President, Technical Services
Heath Hill	42	Vice President and Chief Accounting Officer

Colin Marshall has served as our President, Chief Executive Officer and a director since July 2008. Previously, he served as the President and Chief Executive Officer of RTEA, an indirect subsidiary of Rio Tinto plc and the former parent company of CPE Resources, from June 2006 until November 2009. From March 2004 to May 2006, Mr. Marshall served as General Manager of Rio Tinto's Pilbara Iron's west Pilbara iron ore operations in Tom Price, West Australia, from June 2001 to March 2004, he served as General Manager of RTEA's Cordero Rojo mine in Wyoming and from August 2000 to June 2001, he served as Operations Manager of RTEA's Cordero Rojo mine. Mr. Marshall worked for Rio Tinto plc in London as an analyst in the Business Evaluation Department from 1992 to 1996. From 1996 to 2000, he was Finance Director of the Rio Tinto Pacific Coal business unit based in Brisbane Australia. Mr. Marshall received his bachelor of engineering degree and his master's degree in mechanical engineering from Brunel University and his master of business administration from the London Business School.

Michael Barrett has served as our Executive Vice President and Chief Financial Officer since September 2008. Previously, he served as Chief Financial Officer of RTEA from April 2007 until November 2009, and as Acting Chief Financial Officer of RTEA from January 2007 to March 2007. From November 2004 to April 2007, Mr. Barrett served as Director, Finance & Commercial Analysis of RTEA, and from December 2001 to November 2004, he served as Principal Business Analyst of Rio Tinto Iron Ore's new business development group. From May 1997 to May 2000, Mr. Barrett worked as a Senior Business Analyst for WMC Resources Ltd, a mining company, and was Chief Financial Officer and Finance Director of Medtech Ltd. and Auxcis Ltd., two technology companies listed on the Australian stock exchange, from May 2000 to December 2001. From August 1991 to May 1997, he held positions with PricewaterhouseCoopers in England and Australia. Mr. Barrett received his bachelor's degree with joint honors in economics and accounting from Southampton University and is a Chartered Accountant.

Gary Rivenes has served as our Executive Vice President and Chief Operating Officer since October 2009. Previously, he served as Vice President, Operations, of RTEA from December 2008 until November 2009, and as Acting Vice President, Operations, of RTEA from January 2008 to November 2008. From September 2007 to December 2007, Mr. Rivenes served as General Manager for RTEA's Jacobs Ranch mine, from October 2006 to September 2007, he served as General Manager for RTEA's Antelope mine and from November 2003 to September 2006, he served as Manager, Mine Operations for RTEA's Antelope mine. Prior to that, he worked for RTEA in a variety of operational and technical positions for RTEA's Antelope, Colowyo and Jacobs Ranch mines since 1992. Mr. Rivenes holds a bachelor of science in mining engineering from Montana College of Mineral, Science & Technology.

Cary Martin has served as our Senior Vice President of Human Resources since October 2009. Previously, he served as Vice President / Corporate Officer of Human Resources for OGE Energy Corp., an electric utility and natural gas processing holding company from September 2006 until March 2008, and as a Segment Vice President for several different divisions of SPX Corporation, an international multi-industry manufacturing and services company from December 1999 until May 2006. In these capacities, Mr. Martin's responsibilities included oversight of employee and labor relations, workforce planning, employee development, compensation administration, policies and procedures and other responsibilities that are common for a human resources executive. From 1982 until 1999, Mr. Martin served in various management and officer positions for industries ranging from medical facilities to cable manufacturers. Mr. Martin received his bachelor's degree in Business Administration from the University of Missouri and his master's degree in Management Sciences from St. Louis University.

Todd Myers has served as our Senior Vice President, Business Development since July 2010. Previously, he served as President of Westmoreland Coal Sales Company. Prior to that, Mr. Myers served in other senior leadership positions with Westmoreland Coal Sales Company in marketing and business development during two periods dating to 1989. In his various capacities with Westmoreland, Mr. Myers's responsibilities included developing and implementing corporate merger and acquisition strategies, divesting coal related assets, negotiating complex transactions and other responsibilities generally attributable to the management of coal businesses. Mr. Myers also spent five years with RDI Consulting, a leading consulting firm in the energy industry, where he led the energy and environment consulting practice. In 1987, Mr. Myers served as a staff assistant in the U.S. House of Representatives. Mr. Myers earned his bachelor of arts in political science from Pennsylvania State University in University Park, Pennsylvania, and his masters in international management from the Thunderbird Graduate School of Global Management in Glendale, Arizona.

James Orchard has served as our Senior Vice President, Marketing and Government Affairs since October 2009. Previously, he served as Vice President, Marketing and Sustainable Development for RTEA from March 2008 until November 2009. From January 2005 to March 2008, Mr. Orchard was Director of Customer Service for RTEA. Prior to that he worked for Rio Tinto's Aluminum division in Australia and New Zealand for over 17 years, where he held a number of technical, operating, process improvement and marketing positions, including as manager of Metal Products from January 2001 to January 2005. Mr. Orchard graduated from the University of New South Wales with a bachelor of science and a PhD in industrial chemistry.

Bryan Pechersky has served as our Senior Vice President and General Counsel since January 2010. Previously, Mr. Pechersky was Senior Vice President, General Counsel and Secretary for Harte-Hanks, Inc., a worldwide, direct and targeted marketing company from March 2007 to January 2010. Prior to that, he also served as Senior Vice President, Secretary and Senior Corporate Counsel for Blockbuster Inc., a global movie and game entertainment retailer from October 2005 to March 2007, and was Deputy General Counsel and Secretary for Unocal Corporation, an international energy company acquired by Chevron Corporation in 2005, from March 2004 until October 2005. While in these capacities, Mr. Pechersky's responsibilities included advising on various legal, regulatory and compliance matters, transactions and other responsibilities that are common for a general counsel and corporate secretary. Mr. Pechersky was in private practice for approximately seven years with the international law firm Vinson & Elkins L.L.P. before joining Unocal Corporation. Mr. Pechersky also served as a Law Clerk to the Hon. Loretta A. Preska, Chief Judge of the U.S. District Court for the Southern District of New York in 1995 and 1996. Mr. Pechersky earned his bachelor's degree and Juris Doctorate from the University of Texas, Austin, Texas.

A. Nick Taylor has served as our Senior Vice President, Technical Services since October 2009. Previously, he served as RTEA's Vice President of Technical Services & Business Improvement Process from October 2005 until November 2009. Prior to that, Mr. Taylor worked for Rio Tinto Technical Services in Sydney providing advice to Rio Tinto mining operations worldwide from 1992 to 2005, at its Bougainville Copper operations in New Guinea from 1980 to 1981, and at its Rossing Uranium operations in Namibia from 1976 to 1980. Additionally, he worked for Nchanga Consolidated Copper Mines in Zambia from 1973 to 1976, and as a mining consultant in Australia between 1981 and 1992. Mr. Taylor graduated from the University of Wales with a bachelor of science degree in mineral exploitation.

Heath Hill has served as our Vice President and Chief Accounting Officer since September 2010. Previously, Mr. Hill served in various capacities with PricewaterhouseCoopers LLP, our independent public accountants, from September 1998 to September 2010, including Senior Manager from September 2006 to September 2010, and Manager from September 2003 to September 2006. While with PricewaterhouseCoopers LLP, Mr. Hill's responsibilities included assurance services primarily related to SEC registrants, including annual audits of financial statements and internal controls, public debt offerings and IPO transactions. From June 2003 to June 2005 he held a position with PricewaterhouseCoopers in Germany serving U.S. registrants throughout Europe. Mr. Hill never worked on any engagements or projects for CPE Inc. or its predecessor, RTEA, while he was with PricewaterhouseCoopers LLP. Mr. Hill earned his bachelor's degree in accounting from the University of Northern Colorado and is an active Certified Public Accountant.

Environmental and Other Regulatory Matters

Federal, state and local authorities regulate the U.S. coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, the reclamation and restoration of mining properties after mining has been completed, the discharge of materials into the environment and the effects of mining on surface and groundwater quality and availability. These laws and regulations have had, and will continue to have, a significant effect on our production costs and our competitive position. Future laws, regulations or orders, as well as future interpretations and more rigorous enforcement of existing laws, regulations or orders, may require substantial increases in equipment and operating costs and delays, interruptions or a termination of operations, the extent of which we cannot predict. Future laws, regulations or orders, including those relating to global climate change, may also cause coal to become a less attractive fuel source, thereby reducing coal's share of the market for fuels and other energy sources used to generate electricity. As a result, future laws, regulations or orders may materially adversely affect our mining operations, cost structure, the price we receive for our coal, or our customers' demand for coal.

We are committed to conducting our mining operations in compliance with all applicable federal, state and local laws and regulations. As an example, all of the mines we operate are certified to the international standard for environmental management systems (ISO 14001). Our industry is highly regulated and the laws and regulations which apply to our operations are extensive, change frequently, and tend to become stricter over time. We have procedures in place, which are designed to enable us to comply with these laws and regulations. We believe we are substantially in compliance with applicable laws and regulations. However, due to the complexity and interpretation of these laws and regulations, we cannot guarantee that we have been or will be at all times in complete compliance.

Mining Permits and Approvals

Numerous governmental permits or approvals are required for mining operations. When we apply for these permits and approvals, we may be required to prepare and present data to federal, state or local authorities pertaining to the effect or impact that any proposed production or processing of coal may have upon the environment. For example, in order to obtain a federal coal lease, an EIS must be prepared to assist the BLM in determining the potential environmental impact of lease issuance, including any direct and indirect effects from the mining, transportation and burning of coal. Recently, particular attention has been focused on the impact of the production and usage of coal on global climate change, which resulted in extensive comments from environmental groups on the EIS prepared in connection with the West Antelope II LBA, and subsequent legal challenges were filed against the BLM and the Secretary of the Interior with respect to the corresponding coal leases. See Item 3 "Legal Proceedings—West Antelope II LBA Challenges." This may impact our ability to mine the coal subject to those leases and/or delay our access to mine the coal. Future nominations or lease applications may also be subject to delays or challenges, which may result in difficulties in obtaining other leases. The authorization, permitting and implementation requirements imposed by federal, state and local authorities may be costly and time consuming and may limit or delay commencement or continuation of mining operations. In the states where we operate, the applicable laws and regulations also provide that a mining permit or modification can be delayed, refused or revoked if officers, directors, stockholders with specified interests or certain other affiliated entities with specified interests in the applicant or permittee have, or are affiliated with another entity that has, outstanding permit violations. Thus, past or ongoing violations of applicable laws and regulations by these interested persons and entities could provide a basis to revoke our existing permits and to deny the issuance of additional permits.

Permitting requirements also require, under certain circumstances, that we must obtain surface owner consent if the surface estate has been split from the mineral estate. This requires us to negotiate with third parties for surface access that overlies coal we acquired or intend to acquire. These negotiations can be costly and are time consuming, lasting years in some instances, which can create additional delays in the permitting process. If we cannot successfully negotiate for land access, we could be denied a permit to mine coal we already own.

In order to obtain mining permits and approvals from federal and state regulatory authorities, mine operators must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior condition, productive use or other permitted condition. Typically, we submit the necessary permit applications several months or even years before we plan to begin mining a new area. Some of our required permits are becoming increasingly difficult and expensive to obtain, and the application review processes are taking longer to complete and increasingly becoming subject to challenge.

Under some circumstances, substantial fines and penalties, including revocation or suspension of mining permits, may be imposed under the laws described above. Monetary sanctions and, in severe circumstances, criminal sanctions may be imposed for failure to comply with these laws.

Surface Mining Control and Reclamation Act

SMCRA establishes mining, environmental protection, reclamation and closure standards for all aspects of surface coal mining. Mining operators must obtain SMCRA permits and permit renewals from the Office of Surface Mining Reclamation and Enforcement within the Department of the Interior ("OSM") or from the applicable state agency if the state agency has obtained regulatory primacy. A state agency may achieve primacy if the state regulatory agency develops a mining regulatory program that is no less stringent than the federal mining regulatory program under SMCRA. Both Wyoming and Montana, where our owned and operated mines are located, have achieved primacy to administer the SMCRA program.

SMCRA permit provisions include a complex set of requirements, which include, among other things, coal prospecting, mine plan development, topsoil or growth medium removal and replacement, selective handling of overburden materials, mine pit backfilling and grading, disposal of excess spoil, protection of the hydrologic balance, surface runoff and drainage control, establishment of suitable post mining land uses and re-vegetation. We begin the process of preparing a mining permit application by collecting baseline data to adequately characterize the pre-mining environmental conditions of the permit area. This work is typically conducted by third-party consultants with specialized expertise and typically includes surveys and/or assessments of the following: cultural and historical resources; geology; soils; vegetation; aquatic organisms; wildlife; potential for threatened, endangered or other special status species; surface and ground water hydrology; climatology; riverine and riparian habitat and wetlands. The geologic data and information derived from the surveys and/or assessments are used to develop the mining and reclamation plans presented in the permit application. The mining and reclamation plans address the provisions and performance standards of the state's equivalent SMCRA regulatory program, and are also used to support applications for other authorizations and/or permits required to conduct coal mining activities. Also included in the SMCRA permit application is information used for documenting surface and mineral ownership, variance requests, access roads, bonding information, mining methods, mining phases, other agreements that may relate to coal, other minerals, oil and gas rights, water rights, permitted areas and ownership and control information required to determine compliance with OSM's regulations, including the mining and compliance history of officers, directors and principal owners of the entity.

Once a permit application is prepared and submitted to the regulatory agency, it goes through an administrative completeness review and a thorough technical review. Also, before a SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of all reclamation obligations. After the application is submitted, a public notice or advertisement of the proposed permit is required to be given, which begins a notice period that is followed by a public comment period before a permit can be issued. It is not uncommon for a SMCRA mine permit application to take over two years to prepare and review, depending on the size and complexity of the mine, and another two years or even longer for the permit to be issued. The variability in time frame required to prepare the application and issue the permit can be attributed primarily to the various regulatory authorities' discretion in the handling of comments and objections relating to the project received from the general public and other agencies. Also, it is not uncommon for a permit to be delayed as a result of litigation related to the specific permit or another related company's permit.

In addition to the bond requirement for an active or proposed permit, the Abandoned Mine Land Fund, which was created by SMCRA, imposes a fee on all coal produced. The proceeds of the fee are used to restore mines closed or abandoned prior to SMCRA's adoption in 1977. Effective October 1, 2012, the current fee is $0.28 per ton of coal produced from surface mines. In 2012, we recorded $27.5 million of expense related to these reclamation fees for our three owned and operated mines.

Surety Bonds

Federal and state laws require a mine operator to secure the performance of its reclamation obligations required under SMCRA through the use of surety bonds or other approved forms of security to cover the costs the state would incur if the mine operator were unable to fulfill its obligations. As of December 31, 2012, there were approximately $610.3 million in surety bonds outstanding to secure the performance of our reclamation obligations (including $70.7 million with respect to our obligations for the Decker mine and $633,000 for the newly acquired Youngs Creek project). At some point, federal and state laws may be amended to require certain forms of financial assurance that are more costly to obtain, such as letters of credit.

Mine Safety and Health

Stringent health and safety standards have been in effect since Congress enacted the Coal Mine Health and Safety Act of 1969. The Federal Mine Safety and Health Act of 1977 (the "Mine Act"), significantly expanded the enforcement of safety and health standards and imposed safety and health standards on all aspects of mining operations. In addition to federal regulatory programs, all of the states in which we operate also have state programs for mine safety and health regulation and enforcement. Collectively, federal and state safety and health regulation in the coal mining industry is among the most comprehensive and pervasive systems for protection of employee health and safety affecting any segment of U.S. industry. The Mine Act is a strict liability statute that requires mandatory inspections of surface and underground coal mines and requires the issuance of enforcement action when it is believed that a standard has been violated. A penalty is required to be imposed for each cited violation. Negligence and gravity assessments result in a cumulative enforcement arrangement that may result in the issuance of withdrawal orders. The Mine Act contains criminal liability provisions. For example, it imposes criminal liability for corporate operators who knowingly or willfully authorize, order or carry out violations. The Mine Act also provides that civil and criminal penalties may be assessed against individual agents, officers and directors who knowingly authorize, order or carry out violations. In addition, criminal liability may be imposed against any person for knowingly falsifying records required to be kept under the Mine Act.

In 2006, in response to underground mine accidents, Congress enacted the Mine Improvement and New Emergency Response Act (the "MINER Act"). The MINER Act significantly amended the Mine Act, requiring improvements in mine safety practices, increasing criminal penalties and establishing a maximum civil penalty for non-compliance, and expanding the scope of federal oversight, inspection and enforcement activities. Since passage of the MINER Act, enforcement scrutiny has increased, including more inspection hours at mine sites, increased numbers of inspections and increased issuance of the number and the severity of enforcement actions and related penalties. Various states also have enacted their own new laws and regulations addressing many of these same subjects. MSHA continues to interpret and implement various provisions of the MINER Act, along with introducing new proposed regulations and standards.

In response to the April 2010 explosion at Massey Energy Company's Upper Big Branch Mine, we have seen an increase in enforcement scrutiny to continue to increase, including more inspection hours at mine sites, increased numbers of inspections and increased issuance of the number and the severity of enforcement actions. Various states also have enacted their own new laws and regulations addressing many of these same subjects. Our compliance with these or any new mine health and safety regulations could increase our mining costs, only some of which may be passed on to customers.

We have implemented various internal standards to promote employee health and safety. In addition to these internal standards, we are also Occupational Health and Safety Assessment Series 18001 certified and have voluntarily implemented policies and standards in addition to those required by state or federal regulations that we consider important to the health and safety of our employees. According to MSHA data, in 2012, we had one of the lowest employee all injury incident rates among the largest U.S. coal producing companies.

Black Lung

Under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, each coal mine operator must pay federal black lung benefits to claimants who are current and former employees and also make payments to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to January 1, 1970. The trust fund is funded by an excise tax on production of up to $1.10 per ton for deep-mined coal and up to $0.55 per ton for surface-mined coal, neither amount to exceed 4.4% of the gross sales price. The excise tax does not apply to coal shipped outside the U.S. In 2012, we recorded $44.1 million of expense related to this excise tax for our three owned and operated mines.

The Patient Protection and Affordable Care Act includes significant changes to the federal black lung program including an automatic survivor benefit paid upon the death of a miner with an awarded black lung claim and establishes a rebuttable presumption with regard to pneumoconiosis among miners with 15 or more years of coal mine employment that are totally disabled by a respiratory condition. These changes could have a material impact on our costs expended in association with the federal black lung program. For miners last employed as miners after 1969 and who are determined to have contracted black lung, we maintain coverage sufficient to cover the cost of present and future claims through the use of trusts or insurance policies. We may also be liable under state laws for black lung claims that are covered through insurance policies.

Clean Air Act

The federal Clean Air Act and comparable state laws that regulate air emissions affect coal mining operations both directly and indirectly. Direct impacts on coal mining and processing operations include Clean Air Act permitting requirements and emission control requirements relating to air pollutants, including particulate matter, which may include controlling fugitive dust. The Clean Air Act indirectly affects coal mining operations by extensively regulating the emissions of particulate matter, sulfur dioxide, nitrogen oxides, mercury and other compounds emitted by coal-fired power plants. In recent years, Congress has considered legislation that would require increased reductions in emissions of sulfur dioxide, nitrogen oxide and mercury. In addition to the GHG issues discussed below, the air emissions programs that may affect our operations, directly or indirectly, include, but are not limited to, the following:

- *Acid Rain.* Title IV of the Clean Air Act requires reductions of sulfur dioxide emissions by electric utilities. Affected power plants have sought to reduce sulfur dioxide emissions by switching to lower sulfur fuels, installing pollution control devices, reducing electricity generating levels or purchasing or trading sulfur dioxide emission allowances. We cannot accurately predict the future effect of these Clean Air Act provisions on our operations. These acid rain requirements would not be supplanted by CSAPR, were it to take effect.

- *NAAQS for Criterion Pollutants.* The Clean Air Act requires the EPA to set standards, referred to as NAAQS, for six common air pollutants, including nitrogen oxide and sulfur dioxide. Areas that are not in compliance (referred to as non-attainment areas) with these standards must take steps to reduce emissions levels. Meeting these limits may require reductions of nitrogen oxide and sulfur dioxide emissions. Although our operations are not currently located in non-attainment areas, we could be required to incur significant costs to install additional emissions control equipment, or otherwise change our operations and future development if that were to change. On February 9, 2010, the EPA published revised NAAQS for nitrogen dioxide. On June 22, 2010, the EPA published a final rule that tightens the NAAQS for sulfur dioxide. Non-attainment designations for the 2012 nitrogen dioxide NAAQS were determined in January 2012, with all of the U.S. declared unclassifiable/attainment with additional monitoring planned. Non-attainment designations related to the 2010 sulfur dioxide rule were to be finalized by June 2012 but the EPA has extended that timeline to June 2013. State implementation plans are due in the winter of 2014; and the deadline to achieve attainment is the summer of 2017. In addition, on December 14, 2012, the EPA issued an update to the NAAQS for fine particles, tightening the annual PM2.5 standard to 12 micrograms per cubic meter. We do not know whether or to what extent these developments might affect our operations or our customers' businesses.

- *Clean Air Interstate Rule and Cross-State Air Pollution Rule.* CAIR calls for power plants in 28 states and the District of Columbia to reduce emission levels of sulfur dioxide and nitrogen oxide pursuant to a cap-and-trade program similar to the system now in effect for acid rain. In June 2011, the EPA finalized CSAPR, a replacement rule to CAIR, which requires 28 states in the Midwest and eastern seaboard of the United States to reduce power plant emissions that cross state lines and contribute to ozone and/or fine particle pollution in other states. Under CSAPR, the first phase of the nitrogen oxide and sulfur dioxide emissions reductions would commence in 2012 with further reductions effective in 2014. However, on August 21, 2012, the U.S. Court of Appeals for the District of Columbia Circuit vacated CSAPR and ordered the EPA to continue enforcing CAIR. The EPA petitioned for en banc review of that decision but the petition was denied on January 24, 2013. We are unable to predict whether the CSAPR program will be upheld or reversed but for states to meet their requirements under CSAPR, a number of coal-fired electric generating units will likely need to be retired, rather than retrofitted with the necessary emission control technologies, reducing demand for thermal coal.

- *NO_x SIP Call.* The NO_x SIP Call program was established by the EPA in October 1998 to reduce the transport of nitrogen oxide and ozone on prevailing winds from the Midwest and South to states in the Northeast, which alleged that they could not meet federal air quality standards because of migrating pollution. The program is designed to reduce nitrogen oxide emissions by one million tons per year in 22 eastern states and the District of Columbia. As a result of the program, many power plants have been or will be required to install additional emission control measures, such as selective catalytic reduction devices. Installation of additional emission control measures will make it more costly to operate coal-fired power plants, potentially making coal a less attractive fuel.

- *Mercury and Hazardous Air Pollutants.* On February 16, 2012, the EPA formally adopted a rule that would regulate the emission of mercury and other metals, fine particulates and acid gases such as hydrogen chloride from coal- and oil-fired power plants, referred to as "MATS." On November 30, 2012, the EPA published a reconsideration of the MATS rule as it pertains to new power plants, principally adjusting emissions limits for new coal-fired units to levels considered attainable by existing control technologies. As of December 31, 2012, the public comment period was still open on those changes and the EPA had not taken final action. Apart from MATS, several states have enacted or proposed regulations requiring reductions in mercury emissions from coal-fired power plants, and federal legislation to reduce mercury emissions from power plants has been proposed. Regulation of mercury emissions by the EPA, states, Congress or pursuant to an international treaty may decrease the future demand for coal, but we are currently unable to predict the magnitude of any such effect. The North American Electric Reliability Corporation in its 2011 and 2012 Long-Term Reliability Assessments noted that CSAPR, MATS and other proposed regulations could accelerate the retirement of a significant number of coal-fired power plants. We continue to evaluate the possible scenarios associated with CSAPR and MATS and the effects they may have on our business and our results of operations, financial condition or cash flows.

- *Regional Haze, New Source Review and Methane.* The EPA has initiated a regional haze program designed to protect and improve visibility at and around national parks, national wilderness areas and international parks. On December 23, 2011, the EPA Administrator signed a final rule under which the emission caps imposed under the CSAPR for a given state would supplant the obligations of that state with regard to visibility protection. That rule has not yet been published, and the EPA's plans for publishing this rule in light of the status of CSAPR have yet to be announced. In addition, the EPA's new source review program under certain circumstances requires existing coal-fired power plants, when modifications to those plants significantly change emissions, to install the more stringent air emissions control equipment required of new plants. There is also pending litigation to force the EPA to list coal mines as a category of air pollution sources that endanger public health or welfare under Section 111 of the Clean Air Act and establish standards to reduce emissions from sources of methane and other emissions related to coal mines.

Global Climate Change

There are three important sources of GHGs associated with the coal industry. The end use of our coal in electricity generation is a source of GHGs. Combustion of fuel for mining equipment used in coal production is another source of GHGs. In addition, coal mining can release methane, a GHG, directly into the atmosphere. These emissions from coal consumption and production are potentially subject to regulation as part of regulatory initiatives to address global climate change and global warming. These regulatory initiatives may increase our costs and decrease demand for our coal.

The Kyoto Protocol to the 1992 United Nations Framework Convention on Climate Change (the "Kyoto Protocol") became effective in 2005, and bound those developed countries that ratified it (which the U.S. did not do) to reduce their global GHG emissions. Discussions to develop a treaty to replace the Kyoto Protocol after its expiration in 2012 are still ongoing. Any future global agreement on climate change could further reduce demand for our coal.

The EPA has begun adopting and implementing regulations to restrict emissions of GHGs under existing provisions of the Clean Air Act. These rules were legally challenged, but on June 26, 2012, the U.S. Court of Appeals for the District of Columbia Circuit denied these challenges. Among the rules promulgated after the EPA's endangerment finding was the Tailoring Rule, which requires that all new or modified stationary sources of GHGs that will emit more than 75,000 tons of carbon dioxide per year and are otherwise subject to Clean Air Act regulation, and any other facilities that will emit more than 100,000 tons of carbon dioxide per year, to undergo prevention of significant deterioration ("PSD") permitting. PSD permitting requires that the permitted entity adopt the best available control technology. Addressing a consent decree with environmental groups, on April 13, 2012, the EPA published draft New Source Performance Standards for greenhouse gas emissions from new electric generating units. The draft standards set emission limits at 1,000 pounds of CO_2-equivalent per Megawatt-hour and also establish an alternative standard that incorporates carbon capture-sequestration and emissions averaging. As of December 31, 2012, that rule was not yet finalized and no specific schedule had been established by the EPA.

The EPA has also adopted rules requiring the reporting of GHG emissions from specified large GHG emission sources in the United States, including coal-fired electric power plants, on an annual basis, beginning in 2011 for emissions occurring after January 1, 2010, as well as certain oil and natural gas production facilities, on an annual basis, beginning in 2012 for emissions occurring in 2011.

As a result of revisions to its preconstruction permitting rules that became fully effective on January 2, 2011, the EPA is now requiring new sources, including coal-fired power plants, to undergo control technology reviews for GHGs (predominately carbon dioxide) as a condition of permit issuance. These reviews may impose limits on GHG emissions, or otherwise be used to compel consideration of alternative fuels and generation systems, as well as increase litigation risk for—and so discourage development of—coal-fired power plants.

Various states and regions have adopted GHG initiatives and certain governmental bodies, including the State of California, have or are considering the imposition of fees or taxes based on the emission of GHGs by certain facilities. A number of states have enacted legislative mandates requiring electricity suppliers to use renewable energy sources to generate a certain percentage of power. These and other current or future global climate change laws, regulations, court orders or other legally enforceable mechanisms may in the future require additional controls on coal-fired power plants and industrial boilers and may even cause some users of coal to switch from coal to alternative sources of fuel.

Likewise, GHG emissions have increasingly become issues that must be addressed in connection with the preparation of EISs necessary to obtain additional federal coal leases. For example, several environmental groups commented on the global climate change discussion within an EIS document for the federal coal lease application for the West Antelope II LBA, which we nominated. Furthermore, the federal coal leases for the West Antelope II LBA, which we acquired in 2011, are the subject of pending legal challenges filed against the BLM and Secretary of the Interior by environmental organizations. See Item 3 "Legal Proceedings—West Antelope II LBA Challenges." Disputes regarding the level of evaluation required for climate change could complicate and protract the time required to obtain coal leases on a timely basis which could have an adverse impact on our business.

Clean Water Act

The Clean Water Act ("CWA") and corresponding state and local laws and regulations affect coal mining operations by restricting the discharge of pollutants, including dredged or fill materials, into waters of the U.S. The CWA provisions and associated state and federal regulations are complex and subject to amendments, legal challenges and changes in implementation. Legislation that seeks to clarify the scope of CWA jurisdiction is under consideration by Congress. Recent court decisions, regulatory actions and proposed legislation have created uncertainty over CWA jurisdiction and permitting requirements that could either increase or decrease the cost and time spent on CWA compliance.

CWA requirements that may directly or indirectly affect our operations include the following:

- *Wastewater Discharge.* Section 402 of the CWA creates a process for establishing effluent limitations for discharges to streams that are protective of water quality standards through the National Pollutant Discharge Elimination System ("NPDES"), and corresponding programs implemented by state regulatory agencies. Regular monitoring, reporting and compliance with performance standards are preconditions for the issuance and renewal of NPDES permits that govern discharges into waters of the U.S. Failure to comply with the CWA or NPDES permits can lead to the imposition of significant penalties, litigation, compliance costs and delays in coal production. Furthermore, the imposition of future restrictions on the discharge of certain pollutants into waters of the U.S. could increase the difficulty of obtaining and complying with NPDES permits, which could impose additional time and cost burdens on our operations. For instance, waters that states have designated as impaired (i.e., as not meeting present water quality standards) are subject to Total Maximum Daily Load regulations, which may lead to the adoption of more stringent discharge standards for our coal mines and could require more costly treatment.

  Likewise, when water quality in a receiving stream is better than required, states are required to conduct an anti-degradation review before approving discharge permits. Anti-degradation policies may increase the cost, time and difficulty associated with obtaining and complying with NPDES permits and may also require more costly treatment.

- *Dredge and Fill Permits.* Many mining activities, including the development of settling ponds and other impoundments, require a Section 404 permit from the Army Corps of Engineers (the "Corps"). Generally speaking, these Section 404 permits allow the placement of fill materials into navigable waters of the United States including wetlands, streams, and other regulated areas. The Corps has issued general "nationwide" permits for specific categories of activities that are similar in nature and that are determined to have minimal adverse effects on the environment. Permits issued pursuant to Nationwide Permit 21 ("NWP 21") generally authorize the disposal of dredged or fill material from surface coal mining activities into waters of the U.S., subject to certain restrictions. NWP 21s are typically reissued for a five-year period and require appropriate mitigation, and permit holders must receive explicit authorization from the Corps before proceeding with proposed mining activities. The Corps reauthorized use of NWP 21 for surface coal mines on February 17, 2012. The new NWP 21 imposes new limits on stream impacts and prohibits valley fills.

  Because of the U.S. Supreme Court's divided decision in Rapanos v. United States, there is some regulatory uncertainty about what constitutes a jurisdictional wetland. On March 18, 2010, the Corps made a determination that there are no jurisdictional wetlands at our Spring Creek mine. Similarly, on September 12, 2012, the Corps made a determination of an absence of waters of the U.S. for our Antelope mine. Therefore, the Corps' authorization of mining activities is not required for currently permitted lands. On March 30, 2011, the Corps authorized proposed operations under NWP 21 for our Cordero Rojo mine. This authorization is valid until March 18, 2013 and can be extended to March 2018. All jurisdictional determinations are resolved, where applicable. Where there are jurisdictional wetlands, our Wyoming coal mines continue to operate under their respective NWP 21 permits.

Resource Conservation and Recovery Act

The EPA determined that coal combustion residues ("CCR") do not warrant regulation as hazardous wastes under the Resource Conservation and Recovery Act ("RCRA") in May 2000. Most state hazardous waste laws do not regulate CCR as hazardous wastes. The EPA also concluded that beneficial uses of CCR, other than for mine filling, pose no significant risk and no additional national regulations of such beneficial uses are needed. However, the EPA determined that national non-hazardous waste regulations under RCRA are warranted for certain wastes generated from coal combustion, such as coal ash, when the wastes are disposed of in surface impoundments or landfills or used as minefill. There have been several legislative proposals that would require the EPA to further regulate the storage of CCR. Any significant changes in the management of CCR could increase our customers' operating costs and potentially reduce their ability to purchase coal. In addition, in June 2010 the EPA released two competing proposals for the regulation of CCR. One would regulate the CCR as hazardous or special waste and the other would classify the CCR as non-hazardous waste. Under both options, the EPA would establish dam safety requirements to address the structural integrity of surface impoundments to prevent catastrophic releases. The EPA conducted additional information collections in late 2011; however, by year-end 2012, the EPA had not finalized CCR rules nor established a timeline for finalization. The EPA did not address in the proposed regulations the use of CCR as minefill, but indicated that it would separately work with the OSM in order to develop effective federal regulations ensuring that such placement is adequately controlled. In April 2012, several environmental organizations filed suit against the EPA to compel the EPA to take action on the proposed rule. If CCR were classified as a special or hazardous waste, regulations may impose restrictions on ash disposal, provide specifications for storage facilities, require groundwater testing and impose restrictions on storage locations, which could increase our customers' operating costs and potentially reduce their ability to purchase coal. In addition, contamination caused by the past disposal of CCR, including coal ash, can lead to material liability for our customers under RCRA or other federal or state laws and potentially reduce the demand for coal.

Comprehensive Environmental Response, Compensation and Liability Act

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances into the environment. Under CERCLA and similar state laws, joint and several liability may be imposed on hazardous substance generators, site owners, transporters, lessees and others regardless of fault or the legality of the original disposal activity. Although the EPA currently excludes most wastes generated by coal mining and processing operations from the primary hazardous waste laws, such wastes can, in certain circumstances, constitute hazardous substances for the purposes of CERCLA. In addition, the disposal, release or spilling of some products used by coal companies in operations, such as chemicals, could trigger the liability provisions of CERCLA or similar state laws. Thus, we may be subject to liability under CERCLA and similar state laws for coal mines that we currently own, lease or operate or that we or our predecessors have previously owned, leased or operated, and sites to which we or our predecessors sent hazardous substances. We may be liable under CERCLA or similar state laws for the cleanup of hazardous substance contamination and natural resource damages at sites where we control surface rights.

Endangered Species Act

The federal Endangered Species Act (the "ESA") and counterpart state legislation protect species threatened with possible extinction. The U.S. Fish and Wildlife Service (the "USFWS") works closely with the OSM and state regulatory agencies to ensure that species subject to the ESA are protected from mining-related impacts. A number of species indigenous to the areas in which we operate are protected under the ESA, and compliance with ESA requirements could have the effect of prohibiting or delaying us from obtaining mining permits. These requirements may also include restrictions on timber harvesting, road building and other mining or agricultural activities in areas containing the affected species or their habitats. For example, our Spring Creek coal mine applied for lease modification under the BLM leasing regulations, and the area we were proposing to include was declared critical greater sage-grouse habitat by the Montana Fish, Wildlife and Parks Department. This requires a certain degree of mitigation of the impacts on the habitat in order for us to obtain approval of this lease modification. Similarly, in Wyoming, the Buffalo Field Office of the BLM is engaged in revising its Resource Management Plan ("RMP") to include additional sage-grouse protective measures in its RMP. In the latter part of 2011, the BLM released an Instruction Memorandum on greater sage-grouse and formal planning processes for conservation measures for the species. Additionally, the USFWS is under the directives of an agreement to determine by 2015 whether greater sage-grouse will be listed as a threatened species. These actions could result in more stringent requirements being issued by the BLM. Should more stringent protective measures be applied, this could result in increased operating costs, heightened difficulty in obtaining future mining permits, or the need to implement additional mitigation measures. On June 29, 2010, the USFWS issued a notice reinstating the proposed rule relating to the listing of the mountain plover as threatened under the ESA and requesting public comment. In May 2011, the USFWS determined not to list the mountain plover as threatened, however the species status could be reviewed in the future. If a listing determination results, it could lead to new land use restrictions to protect nesting plovers in Wyoming and Montana. We have not determined its possible impact on our operations, although a listing could adversely impact our mining operations and costs.

Use of Explosives

Our surface mining operations are subject to numerous regulations relating to blasting activities. Pursuant to these regulations, we incur costs to design and implement blast schedules and to conduct pre-blast surveys and blast monitoring. In addition, the storage of explosives is subject to regulatory requirements. For example, pursuant to a rule issued by the Department of Homeland Security in 2007, facilities in possession of chemicals of interest (including ammonium nitrate at certain threshold levels) are required to complete a screening review in order to help determine whether there is a high level of security risk, such that a security vulnerability assessment and a site security plan will be required. It is possible that our use of explosives in connection with blasting operations may subject us to the Department of Homeland Security's new chemical facility security regulatory program.

Other Environmental Laws

We are required to comply with numerous other federal, state and local environmental laws and regulations in addition to those previously discussed. These additional laws include, for example, the Safe Drinking Water Act, the Toxic Substance Control Act and the Emergency Planning and Community Right-to-Know Act.

Available Information

We file annual, quarterly and current reports, and amendments to those reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may access and read our filings without charge through the SEC's website at www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

We also make the documents listed above available without charge through our website, www.cloudpeakenergy.com, as soon as practicable after we file or furnish them with the SEC. You may also request copies of the documents, at no cost, by telephone at (720) 566-2900 or by mail at Cloud Peak Energy Inc., 385 Interlocken Crescent, Suite 400, Broomfield, Colorado, 80021, Attention: Vice President, Investor Relations. The information on our website is not part of this Form 10-K.

Item 1A. ***Risk Factors.***

You should carefully consider the risk factors described below and other information contained in this Form 10-K. If any of the following risk factors, as well as other risks and uncertainties that are not currently known to us or that we currently believe are not material, actually occur, our business, financial condition and results of operations could be materially adversely affected and you may lose all or a significant part of your investment.

Risks Related to Our Business and Industry

A substantial or extended decline in the prices we receive for our coal could reduce our revenue and profitability and decrease the value of our coal reserves.

Our revenue, results of operations and the value of our coal reserves depend on the prices we receive for our coal. Prices for coal tend to be cyclical, and over the last several years have become more volatile. The prices we receive for our coal depend upon factors beyond our control, including:

- domestic and foreign supply and demand for coal, including Asian and other foreign demand for U.S. coal exports;
- domestic and foreign demand for electricity;
- domestic and foreign economic conditions;
- the quantity, quality and price of coal available from domestic and foreign competitors or the resale market;
- competition for production of electricity from non-coal sources, including the price and availability of alternative fuels, such as natural gas and crude oil, and alternative energy sources, such as nuclear, hydroelectric, wind and solar power, and the effects of technological developments related to these non-coal and alternative energy sources;
- adverse weather, climatic or other natural conditions, including natural disasters;
- legislative, regulatory and judicial developments, environmental regulatory changes, or changes in energy policy and energy conservation measures that would adversely affect the coal or utility industries, such as legislation that limits carbon dioxide or sulfur dioxide emissions or provides for increased funding, subsidies or other incentives for, or mandates the use of, alternative energy sources;
- domestic and foreign governmental regulations and taxes, including with respect to air emission standards for coal-fired power plants, and the ability of coal-fired power plants to meet these standards by installing scrubbers or other means;
- market price fluctuations for sulfur dioxide emission allowances;
- the capacity of, cost of, and proximity to, rail transportation and terminal facilities and rail and terminal performance; and
- the other risks described in this Item 1A.

A substantial or extended decline in the prices we receive for our coal due to these or other factors could reduce our revenue and profitability, cash flows, liquidity, and value of our coal reserves.

Competition with domestic and foreign coal producers and with producers of natural gas and other competing energy sources may negatively affect our sales volumes and our ability to sell coal at a favorable price.

The coal industry is highly competitive. We compete directly with all domestic and many foreign coal producers, and indirectly with other energy producers throughout the U.S. and, for our export sales, internationally. In addition to the price of coal, coal quality, and transportation costs, demand for coal also has a significant impact on our ability to compete domestically and internationally for coal sales. Demand for coal depends upon a number of factors, including:

- general economic conditions and weather patterns, both of which are significant contributors to the demand for electricity;
- delivered prices for coal, including the relative costs of transportation, such as ocean freight rates, from our mine site and competing mines;
- availability and cost of alternative fuel sources, such as natural gas;
- technological developments; and
- environmental and other governmental regulations, including EPA regulations.

Demand for U.S. coal exports has fluctuated over the last decade because of these and other factors. A decline in domestic demand for coal, or a decline in foreign demand for U.S. coal, could cause significant downward pressure on coal prices. Furthermore, overcapacity and increased production in the future, similar to the activities that occurred during the mid 1970s and early 1980s, could result in additional production capacity throughout the industry, causing increased competition and lower coal prices, materially reducing our revenue, profitability, cash flows, and liquidity.

In addition to competing with other coal producers, we compete generally with producers of other fuels, such as natural gas and crude oil. A decline in the price of natural gas, or sustained low natural gas prices, could cause demand for coal to decrease and adversely affect the price of our coal. For example, while the average price of natural gas increased slightly from $3.17 per thousand cubic feet as of December 2011 to $3.34 per thousand cubic feet as of December 2012, we continue to experience fuel switching and decreased coal consumption by electricity-generating utilities. Sustained low natural gas prices may also cause utilities to phase out or close existing coal-fired power plants or reduce construction of any new coal-fired power plants, which could have a material adverse effect on demand and prices received for our coal.

Legislation requiring the use and dispatch of alternative energy sources and fuels or legislation providing financing or incentives to encourage continuing technological advances and deployment in this area could further enable alternative energy sources to become more competitive with coal. If alternative energy sources, such as hydroelectric, wind or solar, become more cost-competitive, demand for coal could decrease and cause a decrease in the price of coal.

If we do not maintain and grow our export sales, our results may be materially adversely affected.

According to the EIA, the market share of coal used in electric generation is expected to decrease from 38% to 36% from 2012 to 2035 as a result of various factors, including low natural gas prices, regulatory and environmental pressures on coal-fired electricity generation and domestic and foreign economic conditions and associated electricity demand. A growing percentage of our coal sales in recent years has been into export markets in Asia, and we are seeking to make additional export sales to Asia and potentially other international locations. Our ability to maintain our export sales revenue and logistics margins depends on a number of factors, including the existence of sufficient and cost-effective export terminal capacity for the shipment of thermal coal to foreign markets, demand by customers in Asia and in other potential export markets for PRB coal, and the price we receive for our coal and our logistics services.

At present, there is limited terminal capacity for the export of PRB coal to foreign markets. Our access to existing and any future terminal capacity may be adversely affected by regulatory and permit requirements, environmental and other legal challenges, public perceptions and resulting political pressures, operational issues at terminals and competition among North American coal producers for access to limited terminal capacity, among other factors. If we fail to maintain terminal capacity, or are denied access to existing or any future terminals for the export of our coal on commercially reasonable terms, or at all, our results from our export transactions will be materially adversely affected.

International customer demand for PRB coal, and the prices those customers may be willing to pay for PRB coal and related transportation services provided by our logistics business, can be affected by a variety of matters, including supplier diversity and security considerations, economic conditions and demand for electricity in the relevant markets, international energy policies and regulatory requirements, and availability and pricing for thermal coal delivered from alternative international coal basins. Further, our export sales are priced relative to the international Newcastle benchmark price index. Fluctuations in this index may be affected by a wide range of international supply and demand factors, including economic conditions, demand for electricity in the relevant markets and availability and pricing for thermal coal delivered from alternative international coal basins. If demand for exports declines or we are unable to secure a favorable price for the export of our coal, our cash flows, profitability, liquidity and results of operations may be materially adversely affected.

In addition, from time to time we enter into "take-or-pay" contracts for rail and terminal capacity related to our logistics services for export sales. These contracts require us to pay for a minimum quantity of coal to be transported on the railway or through the terminal regardless of whether we sell any coal. If we fail to acquire sufficient export sales to meet our minimum obligations under these take-or-pay contracts, we are still obligated to make payments to the railway or terminal, which could have a negative impact on our cash flows, profitability and results of operations.

Our business, financial condition and results of operations may be adversely affected by unfavorable global or U.S. economic and market conditions.

In recent years, the global economic downturn, particularly with respect to the U.S. economy, and the global financial and credit market disruptions had a negative impact on us and the coal industry generally. For example, the demand for electricity in our target markets decreased during 2009, which led to a decrease in coal consumption by customers. As a result, coal inventory by our customers increased during this time leading to our customers curtailing future orders and causing a decrease in coal prices. In 2009, we also experienced a greater than normal number of customers seeking to reduce the amount of tons taken under existing contracts through contractual remedies, such as force majeure provisions.

Furthermore, because we typically seek to enter into long-term arrangements for the sale of a substantial portion of our coal, the average sales price we receive for our coal may lag behind any general economic recovery. Future economic downturns or further disruptions in the financial and credit markets could negatively impact our business, financial condition and results of operations.

Decreases in U.S. and global demand for electricity due to economic, weather or other conditions could negatively affect coal prices.

Our coal customers primarily use our coal as fuel for electricity generation. Overall economic activity and the associated demands for power by industrial users can have significant effects on overall electricity demand and can be caused by a number of factors. An economic slowdown can significantly slow the growth of electricity demand and could result in reduced demand for coal. For example, declines in the rate of international economic growth in countries such as China, India or other developing countries could impact the demand for U.S. coal. Weather patterns can also greatly affect electricity demand. Extreme temperatures, both hot and cold, cause increased power usage and, therefore, increase generating requirements from all sources. Mild temperatures, on the other hand, result in lower electrical demand, which allows generators to choose the sources of power generation when deciding which generation sources to dispatch. For example, the unusually warm winter of 2011/2012 led to low gas heating demand at a time of increasing gas production. This in turn led to low gas prices and substitution of gas for coal. When gas prices rose, this substitution of PRB coal decreased, but not enough to offset the increased utility coal stockpiles during this period, which lead to a reduction in utility coal contracting and depressed coal prices. Decreases in coal demand for these or other reasons could cause downward pressure on coal prices and would negatively impact our results of operations.

Our coal mining operations are subject to operating risks, which could result in materially increased operating expenses and decreased production levels.

We mine coal at surface mining operations located in Wyoming and Montana. Our coal mining operations are subject to a number of operating risks. These operating risks include, among others:

- poor mining conditions resulting from geological, hydrologic, ground or other conditions, which may cause instability of highwalls or spoil-piles or cause damage to nearby infrastructure such as roads, power lines, railways and gas pipelines;
- critical mining and plant equipment failures, unexpected maintenance problems or damage from fire, flooding or other events;
- adverse weather and natural disasters, such as heavy rains, flooding, droughts, dust and other natural events affecting operations, transportation or customers;
- the unavailability of raw materials, equipment (including heavy mobile equipment) or other critical supplies such as tires and explosives, fuel, lubricants and other consumables of the type, quantity and/or size needed to meet production expectations;
- the capacity of, and proximity to, rail transportation facilities and rail transportation delays or interruptions, including derailments;
- competition and/or conflicts with other natural resource extraction activities and production within our operating areas, such as coalbed methane extraction or oil and gas development; and
- a major incident at a mine site that causes all or part of the operations of a mine to cease for some period of time.

Because we maintain very little produced coal inventory, disruptions in our operations due to these or other risks could negatively impact or even halt production and shipments, significantly increase the cost of mining and impact our ability to meet our contractual obligations to customers and others, which could have a material adverse effect on our results of operations. We maintain insurance policies that provide limited coverage for some of these risks, although there can be no assurance regarding the extent, if any, to which these risks would be covered by our insurance policies.

If we are unable to acquire or develop additional coal reserves that are economically recoverable, our profitability may be reduced and our future success and growth may be significantly impacted.

Our profitability depends substantially on our ability to mine, in a timely and cost-effective manner, coal reserves that possess the quality characteristics our customers' desire. Because our reserves decline as we mine our coal, our future success and growth depend upon our ability to acquire additional coal that is economically recoverable. We primarily acquire additional coal through the federal competitive leasing process, but we also enter into state and private coal leases as well as acquire coal from private third parties. If we fail to acquire or develop additional reserves, our existing reserves will eventually be depleted. Our ability to obtain additional coal reserves in the future could also be limited by a number of factors, any of which could impact our business and growth strategy, including:

- the availability of cash we generate from our operations;
- available financing and restrictions under our debt instruments;

- competition from other coal companies for properties;
- lack of suitable acquisition or LBA opportunities; or
- delay in the federal leasing process caused by third-party legal challenges or the inability to acquire coal properties or federal coal leases on commercially reasonable terms.

Any significant delay in acquiring reserves could negatively impact our production rate. We will need to acquire additional coal reserves that can be mined on an economically recoverable basis to maintain our production capacity and competitive position. We may be unable to mine future reserves as profitably as we do at our current operations. The price we receive for our coal also impacts how economically we can recover our existing coal. Our ability to develop economically recoverable reserves will be materially adversely impacted if prices for coal sold decrease significantly.

Because most of the coal in the vicinity of our mines is owned by the U.S. federal government, our future success and growth would be affected if we are unable to acquire or are significantly delayed in the acquisition of additional reserves through the federal competitive leasing process.

The U.S. federal government owns most of the coal in the vicinity of our mines. Accordingly, the federal competitive leasing process is our primary means of acquiring additional reserves. There is no requirement that the federal government must lease its coal. Furthermore, there is no requirement that the federal government must give preference to any LBA applicant which means our bids for federal coal leases may compete with other coal producers' bids. Over time, federal coal leases have become increasingly more competitive and expensive to obtain, and the review process to submit an LBA for bid continues to lengthen. We expect this trend to continue. The increasing size of potential LBA tracts may make it easier for new mining operators to enter the market on economic terms and may, therefore, increase competition for federal coal leases. Increased opposition from non-governmental organizations and other third parties may also lengthen, delay or complicate the LBA process. In order to win a lease in the LBA process and acquire additional coal, our bid for a coal tract must meet or exceed the fair market value of the coal based on the internal estimates of the BLM, which is not published. Any failure or delay in acquiring a coal lease through the LBA process, or the inability to do so on economic terms, could cause our production to decline, materially adversely affecting our business, cash flows and results of operations. For example, the West Antelope II leases we were awarded through the LBA process in 2011 are subject to pending legal challenges against the BLM and the Secretary of the Interior by environmental organizations, which could materially impact our ability to mine the coal subject to those leases or delay our access to mine the coal. See Item 3 "Legal Proceedings—West Antelope II LBA Challenges."

The LBA process also requires us to acquire rights to mine from certain surface owners overlying the coal before the federal government will agree to lease the coal. Surface rights in the PRB are becoming increasingly more difficult and costly to acquire. Certain federal regulations provide a specific class of surface owners, also known as qualified surface owners ("QSO"), with the ability to prohibit the BLM from leasing its coal. For example, in connection with a pending LBA that we nominated for our Cordero Rojo mine, the BLM has indicated that certain surface owners satisfy the regulatory definition of QSO. If a QSO owns the land overlying a coal tract, federal laws prohibit us from leasing the coal tract without first securing surface rights to the land, or purchasing the surface rights from the QSO. This right of QSOs allows them to exercise significant influence over negotiations to acquire surface rights and can delay the LBA process or ultimately prevent the acquisition of coal underlying their surface. If we are unable to successfully negotiate access rights with QSOs at a price and on terms acceptable to us, we may be unable to acquire federal coal leases on land owned by the QSO. Our profitability could be materially adversely affected if the prices to acquire land owned by QSOs increase.

If we are unable to acquire surface rights to access our coal, we may be unable to obtain a permit or otherwise be unable to mine coal we own and may be required to employ expensive techniques to mine around those sections of land we cannot access in order to access other sections of coal reserves.

After we acquire coal we are required to obtain a permit to mine the coal through the applicable state agencies before we are allowed to begin mining. In part, the permitting requirements provide that, under certain circumstances, we must obtain surface owner consent if the surface estate has been split from the mineral estate, which is commonly known as a "split estate." We have in the past and may in the future be required to negotiate with multiple parties for the surface access that overlies coal we acquired. If we are unable to successfully negotiate surface access with any of these surface owners, or do so on commercially reasonable terms, we may be denied a permit to mine some of the coal we have acquired or may find that we cannot mine the coal at a profit or at all. If we are denied a permit, this would create significant delays and restrictions in our mining operations and materially adversely impact our business and results of operations. Furthermore, if we determine to alter our plans to mine around the affected areas, we could incur significant additional costs to do so, which could increase our operating expenses considerably and could materially adversely affect our results of operations. Failure to successfully negotiate access for surface rights overlying coal that we control in a timely manner may also result in significant accounting charges, which could have a material adverse impact on our results of operations.

Defects in title or the loss of a leasehold interest in, or superior or conflicting property rights impacting, reserves or surface rights could limit our ability to mine our coal reserves and adversely impact our operations and costs.

A title defect on any lease, whether private or through a governmental entity, or the surface rights related to any of our reserves could adversely affect our ability to mine the associated coal reserves. Consistent with industry practice, we conduct only limited investigations of title to our coal properties prior to leasing. Title to properties leased from private third parties is not usually fully verified until we make a commitment to develop a property, which may not occur until we have obtained the necessary permits and completed exploration of the property. Title or other defects in surface rights held by us or other third parties could impair our ability to mine the associated coal reserves or cause us to incur unanticipated costs.

In addition, these leasehold interests may be subject to superior property rights of other third parties. The federal government leases many different mineral rights in addition to coal, such as coalbed methane, natural gas and crude oil rights. Some of these minerals are located on, or are adjacent to, some of our coal and LBA areas, potentially creating conflicting interests between us and the lessees of those interests and may affect our ability to operate as planned if our title is not superior or cost-effective arrangements cannot be timely negotiated. We are regularly in negotiations with third parties in an effort to address potentially conflicting mineral development. These negotiations may not be effective. In that event, our mine plans, future costs and production rates may be adversely impacted. Anticipated oil and gas development is expected to increase the frequency of these potential conflicts.

Further, the vast majority of our coal interests are acquired by lease from state or federal governments. If any of our leases are terminated, for lack of diligent development or otherwise, we would be unable to mine the affected coal and our business and results of operations could be materially adversely affected.

Acquisitions are a potentially important part of our long-term growth strategy and involve a number of risks, any of which could cause us not to realize the anticipated benefits.

Acquisitions are a potentially important part of our long-term growth strategy, and we may pursue acquisition opportunities in the future in the U.S. and other jurisdictions. If we fail to accurately estimate the future results and value of an acquired business or are unable to successfully integrate the businesses or properties we acquire, our business, financial condition or results of operations could be negatively affected, and we may be unable to grow our business. Acquisition transactions involve various risks, including:

- uncertainties in assessing the strengths and potential profitability, and the related weaknesses, risks, contingent and other liabilities, of acquisition candidates;
- changes in business, industry, market or general economic conditions that affect the assumptions underlying our rationale for pursuing the acquisition;
- the inability to achieve identified operating and financial synergies anticipated to result from an acquisition;
- the potential loss of key customers, management or employees of an acquired business;
- the nature and composition of the workforce, including the acquisition of a unionized workforce;
- diversion of our management's attention from other business concerns;
- regulatory challenges for completing and operating the acquired business, including opposition from environmental groups or regulatory agencies;
- environmental or geological problems in acquired coal properties, including factors that make the coal unsuitable for intended customers due to ash, heat value, moisture or contaminants;
- inability to acquire sufficient surface rights to enable extraction of coal resources;
- outstanding permit violations associated with acquired assets;
- difficulties or unexpected issues arising from our evaluation of internal control over financial reporting of the acquired business;
- risks related to operating in new jurisdictions or industries, including increased exposure to foreign government and currency risks with respect to any international acquisitions; and
- unanticipated liabilities associated with the acquired companies.

Any one or more of these factors could cause us not to realize the benefits we might anticipate from an acquisition. Moreover, any acquisition opportunities we pursue could materially increase our liquidity and capital resource needs and may require us to incur indebtedness, seek equity capital or both. We may not be able to satisfy these liquidity and capital resource needs on acceptable terms or at all. In addition, future acquisitions could result in our assuming significant long-term liabilities relative to the value of the acquisitions.

We may be unable to obtain, maintain or renew permits or licenses necessary for our operations, which would materially reduce our production, cash flows and profitability.

As a mining company, we must obtain a number of permits and licenses from various federal, state and local agencies and regulatory bodies that impose strict regulations on environmental and operational matters in connection with our coal operations, including restricting the number of tons we may mine under our air quality permits. The permitting rules, and the interpretations of these rules, are complex, change frequently and are often subject to discretionary interpretations by the regulators, all of which make compliance more difficult or impractical, and may possibly preclude the continuance of ongoing operations, impact the development of future mining operations or restrict the amount of our production. The public, including non-governmental organizations, anti-mining groups and individuals, have certain statutory rights to comment upon and submit objections to requested permits and EIS prepared in connection with applicable regulatory processes. These groups may also participate in the permitting and licensing process, including bringing citizens' lawsuits to challenge the issuance of permits, the validity of an EIS or performance of mining activities. For example, the EIS and other regulatory matters associated with the West Antelope II LBAs are being legally challenged by several non-governmental organizations, which could create a delay or uncertainty in acquiring the permit or mining the coal underlying the coal lease. See Item 3 "Legal Proceedings—West Antelope II LBA Challenges." If this or any other permits or licenses are not issued or renewed in a timely fashion or at all, or if permits issued or renewed are conditioned in a manner that restricts our ability to efficiently and economically conduct our mining activities, we could suffer a material reduction in our production, an impairment of our mineral rights, and our cash flows or profitability could be materially adversely affected.

Existing and future legislation, treaties, regulatory requirements and public concerns relating to GHG emissions could negatively affect our customers and reduce the demand for coal as a fuel source, causing coal prices and sales of our coal to materially decline.

There are three important sources of GHGs associated with the coal industry. The end use of our coal in electricity generation is a source of GHGs. Combustion of fuel for mining equipment used in coal production is another source of GHGs. In addition, coal mining can release methane, a GHG, directly into the atmosphere. These emissions from coal consumption and production are potentially subject to regulation as part of regulatory initiatives to address global climate change and global warming. Various international, federal, regional and state proposals are being considered to limit emissions of GHGs, including possible future U.S. treaty commitments, new federal or state legislation that may, among other things establish a cap-and-trade regime, and regulation under existing environmental laws by the EPA and other regulatory agencies. Future regulation of GHG emissions may require additional controls on, or the closure of, coal-fired power plants and industrial boilers or may restrict the construction of new coal-fired power plants. These regulatory initiatives may increase our costs and decrease demand for our product, and may lead to increased demand for domestic electricity fired by natural gas because gas-fired plants are cheaper to construct, and permits to construct these plants can be easier to obtain.

The permitting of new coal-fired power plants has also recently been contested, at times successfully, by state regulators and environmental organizations due to concerns related to GHG emissions from the new plants. Private litigation has also been brought against industry participants based on GHG-related concerns. The U.S. Supreme Court held that federal common law provides no basis for public nuisance claims against utilities due to their carbon dioxide emissions, but tort-type liabilities and other GHG-related claims against utilities and energy producers may be asserted. For example, in 2011 residents and property owners along the Mississippi Gulf coast filed litigation against approximately 90 companies in energy, fossil fuels and chemical industries, including PRB and other domestic coal companies, alleging that the defendants caused the emission of GHGs that contributed to global warming, which in turn caused a rise in sea levels and added to the ferocity of Hurricane Katrina in 2005, which combined to destroy the plaintiffs' property. The lawsuit was dismissed by the Federal District Court in 2012 but has been appealed by the plaintiffs to the Fifth Circuit Court of Appeals. If this or other GHG-related litigation is successful, the coal industry and our company may be materially adversely impacted. See "Business—Environmental and Other Regulatory Matters—Global Climate Change."

Extensive environmental laws, including existing and potential future legislation, treaties and regulatory requirements relating to air emissions, affect our customers and could reduce the demand for coal as a fuel source and cause coal prices and sales of our coal to materially decline.

The operations of our customers are subject to extensive environmental regulation particularly with respect to air emissions. For example, CSAPR, if implemented, initially requires 28 states in the Midwest and eastern seaboard of the U.S. to significantly improve air quality by reducing power plant emissions that cross state lines and contribute to ozone and/or fine particle pollution in other states. On August 21, 2012, the U.S Court of Appeals for the District of Columbia Circuit vacated CSAPR, leaving CAIR in place until the pending legal challenges have been resolved or a replacement rule is finalized. CSAPR is one of a number of significant regulations that the EPA has issued or expects to issue that will impose more stringent requirements relating to air, water and waste controls on electric generating units. These rules include the EPA's pending new requirements for coal combustion residue ("CCR") management which may further regulate the handling of wastes from the combustion of coal. In addition, on February 16, 2012, the EPA formally adopted a rule to reduce emissions of toxic air pollutants from power plants. Specifically, these mercury and air toxic standards ("MATS") for power plants will reduce emissions from new and existing coal- and oil-fired electric utility steam generating units. We continue to evaluate the possible scenarios associated with CSAPR, CCR and MATS and the effects they may have on our business and our results of operations, financial condition or cash flows.

Considerable uncertainty is associated with air emissions initiatives. New regulations are in the process of being developed, and many existing and potential regulatory initiatives are subject to review by federal or state agencies or the courts. Stringent air emissions limitations are either in place or are likely to be imposed in the short to medium term, and these limitations will likely require significant emissions control expenditures for many coal-fired power plants. As a result, these power plants may switch to other fuels that generate fewer of these emissions or may install more effective pollution control equipment that reduces the need for low-sulfur coal. Any switching of fuel sources away from coal, closure of existing coal-fired power plants, or reduced construction of new coal-fired power plants could have a material adverse effect on demand for, and prices received for, our coal. Alternatively, less stringent air emissions limitations, particularly related to sulfur, to the extent enacted, could make low-sulfur coal less attractive, which could also have a material adverse effect on the demand for, and prices received for, our coal. See "Business—Environmental and Other Regulatory Matters—Clean Air Act."

Our mining operations are subject to extensive environmental, health, safety or other laws and regulations that could materially increase our costs or limit our ability to produce and sell coal.

Our mining operations are subject to extensive federal, state and local environmental, health and safety, transportation, labor and other laws and regulations. Examples include those relating to:

- employee health and safety;
- emissions to air and discharges to water;
- plant and wildlife protection, including the potential classification of the sage-grouse and the mountain plover as endangered or threatened species;
- the reclamation and restoration of properties after mining or other activity has been completed;
- remediation of contaminated soil, surface and groundwater; and
- the effects of operations on surface water and groundwater quality and availability.

Furthermore, we must compensate employees for work-related injuries through our workers' compensation insurance funds. The erosion through tort liability of the protections we are currently provided by workers' compensation laws could increase our liability for work-related injuries.

The April 2010 explosion at Massey Energy Company's (now Alpha Natural Resources) Upper Big Branch Mine has had significant impacts on the regulation of mine safety matters at the federal and state levels. For example, federal authorities have announced special inspections of coal mines to evaluate several safety concerns, including the accumulation of coal dust and the proper ventilation of gases such as methane. In addition, federal authorities have announced that they are considering changes to mine safety rules and regulations which could potentially result in additional or enhanced required safety equipment, more frequent mine inspections, stricter and more thorough enforcement practices and enhanced reporting requirements. Any new environmental, health and safety requirements may be replicated in the states in which we operate and could increase our operating costs or otherwise prevent, delay or reduce our planned production, any of which could adversely affect our financial condition, results of operations and cash flows.

The costs, liabilities and requirements associated with complying with these requirements are often significant and time-consuming and may delay commencement or continuation of exploration or production. These factors could have a material adverse effect on our results of operations, cash flows and financial condition. New legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations may also require us to change operations significantly or incur increased costs. For example, on November 17, 2011, several environmental groups sued the EPA in Washington federal court to compel the EPA to include coal mines on the list of stationary sources governed by air pollution performance standards. The plaintiffs and the EPA have agreed to stay the litigation to facilitate settlement discussions. Any imposition of air emission standards on coal mines or any other such changes could have a material adverse effect on our financial condition and results of operations.

Because of the extensive regulatory environment in which we operate, we cannot assure complete compliance with all laws and regulations. Failure to comply with these laws may result in significant costs to us to correct such violations, as well as civil or criminal penalties and limitations or shutdowns of our operations.

Federal and state regulatory agencies have the authority to order any of our mines to be temporarily or permanently closed under certain circumstances, which could materially adversely affect our ability to meet our customers' demands.

Federal and state regulatory agencies have the authority following significant health and safety incidents, such as fatalities, to order a mine to be temporarily or permanently closed. If this were to occur, we may be required to incur capital expenditures to re-open the mine. In the event that these agencies order the closing of our mines, our coal sales contracts and our take-or-pay contracts related to our export terminals may permit us to issue force majeure notices, which suspend our obligations to deliver coal under these contracts. However, our customers may challenge our issuances of force majeure notices. If these challenges are successful, we may have to purchase coal from third-party sources, if it is available, to fulfill these obligations, incur capital expenditures to re-open the mines and/or negotiate settlements with the customers, which may include price reductions, the reduction of commitments or the extension of time for delivery or terminate customers' contracts. Any of these actions could have a material adverse effect on our business and results of operations.

Our operations may affect the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, any of which could result in material liabilities to us.

Our operations use hazardous materials and generate hazardous and non-hazardous wastes. In addition, many of the locations that we own, lease or operate were used for coal mining and/or involved the generation, use, storage and disposal of hazardous substances either before or after we were involved with these locations. We may be subject to claims under federal and state statutes and/or common law doctrines for toxic torts, natural resource damages and other damages, as well as for the investigation and cleanup of soil, surface water, groundwater and other media. These claims may arise, for example, out of current or former conditions at sites that we own, lease or operate currently, as well as at sites that we or predecessor entities owned, leased or operated in the past, and at contaminated third-party sites at which we have disposed of hazardous substances and waste. As a matter of law, and despite any contractual indemnity or allocation arrangements or acquisition agreements to the contrary, our liability for these claims may be joint and several, so that we may be held responsible for more than our share of any contamination, or even for the entire share.

We may incur material costs and liabilities resulting from claims for damage to property or injury to persons arising from our operations. If we are pursued for sanctions, costs and liabilities in respect of these matters, our mining operations and, as a result, our profitability could be materially adversely affected.

Significant increases in taxes we pay on the coal we produce, such as royalties or severance and production taxes, including as a result of governmental audits or regulatory or interpretive changes, could materially adversely affect our profitability.

We pay federal, state and private royalties and federal, state and county severance and production taxes on the coal we sell. A substantial portion of our royalties and severance and production taxes are levied as a percentage of gross revenue with the remaining levied on a per ton basis. For example, we pay production royalties of 12.5% of gross proceeds to the federal government on all coal sold at the mine sites. We incurred royalties and severance and production taxes totaling $352.2 million and $368.5 million for the years ended December 31, 2012 and 2011, respectively. The calculations used to determine royalty or severance and production tax payments can be complex and subject to interpretation, making it difficult in some cases to estimate such payments. If royalties or severance and production tax rates were to significantly increase, or if the methodology by which the government agencies assess royalties or severance and production tax rates (including with respect to non-arms' length sales) materially changes, our results of operations could be materially adversely affected. Examples of this could include:

- if the federal government were to materially alter the method for valuing royalty payments for our non-arms' length sales, our profitability and cash flows could be materially adversely affected;
- if a state government were to increase this tax or any other tax applicable to our operations in that state, our profitability could be reduced and our results of operations negatively affected; and
- if we are required to make additional payments (including related interest and penalties) as a result of pending or future governmental audits, our results of operations would be negatively impacted.

Failure to maintain our surety bonds on acceptable terms could affect our ability to secure reclamation and coal lease obligations and materially adversely affect our ability to mine or lease coal.

Federal and state laws require us to secure the performance of certain long-term obligations, such as mine closure costs, reclamation costs, and federal and state workers' compensation costs, including black lung. The primary methods we use to meet those obligations are to provide a third-party surety bond or a letter of credit. As of December 31, 2012, we had outstanding surety bonds with third parties of $610.3 million. Surety bonds are typically renewable on a yearly basis. Surety bond issuers and holders may not continue to renew the bonds or may demand additional collateral, unfavorable terms or higher fees upon those renewals. Our failure to retain, or inability to acquire, surety bonds or letters of credit or to provide a suitable alternative could adversely affect our ability to mine or lease coal, which would materially adversely affect our business and results of operations. That failure could result from a variety of factors, including lack of availability, higher expense or unfavorable market terms, the exercise by third-party surety bond issuers of their right to refuse to renew the surety bonds and restrictions on availability of collateral for current and future third-party surety bond issuers under the terms of any credit arrangements then in place.

Furthermore, while we have maintained a history of timely payments related to our LBAs, if we are unable to maintain our "good payer" status, we would be required to seek bonding for any remaining payments, which could adversely impact our cash flows and the amount of availability under our credit facility, if such bonds could be obtained at all.

In addition, if federal or state laws are amended to require certain forms of financial assurance other than surety bonds, such as letters of credit, obtaining them, if we could obtain them at all, could have a material negative impact on our liquidity and results of operations.

The availability and reliability of sufficient transportation capacity and increases in transportation costs could materially adversely affect the demand for our coal or impair our ability to supply coal to our domestic and export customers.

Transportation costs represent a significant portion of the total cost of coal for our domestic and export customers. The cost and availability of transportation is a key factor in a customer's purchasing decision and impacts our coal sales and the price we receive for our coal. Coal could become a less competitive source of energy if the costs of transportation increase or the availability or capacity of rail lines or export terminals is insufficient. Transportation costs and availability could also make our coal less competitive than coal produced from other regions.

Our ability to sell coal to our customers depends primarily upon third-party rail systems and export terminals. If our customers are unable to obtain transportation services, or to do so on a cost-effective basis, our business and growth strategy could be adversely affected. Alternative transportation and delivery systems are generally inadequate and not suitable to handle the quantity of our shipments or to ensure timely delivery to our customers. Export terminals are also subject to permit requirements and challenges from environmental organizations which may make it complicated or expensive to expand existing terminal capacity or open new export terminals in a timely and cost-effective manner. In addition, much of the PRB is served by two rail carriers, and the northern PRB is only serviced by one rail carrier. The loss of access to rail capacity in the PRB could create temporary disruption until this access was restored; significantly impairing our ability to supply coal and resulting in materially decreased revenue. Similarly, being denied access to an export terminal could significantly affect our export sales, materially decreasing our revenue. Our ability to open new mines or expand existing mines may also be affected by the access to, and availability and cost of rail, export terminal or other transportation systems available for servicing these mines.

Typically, our Mine Customers contract for, and pay directly for, transportation of coal from the mine or port to the point of use. However, for contracts with our Logistics Customers, we are required to enter into transportation agreements pursuant to which we arrange and pay for all rail transport, terminal, and for our international customers, demurrage charges. As the volume of deliveries coordinated to customer contracted destinations increases, so do our costs. Our ability to supply coal to our customers and our customers' ability to take our coal may be impacted by the disruption of these transportation services because of weather-related problems; mechanical difficulties; maintenance shut-downs; environmental, political and regulatory issues; train derailment; bridge or structural concerns; infrastructure damage, whether caused by ground instability, accidents or otherwise; strikes; lock-outs; lack of fuel or maintenance items; fuel costs; accidents; terrorism or domestic catastrophe or other events. For example, in the spring and summer of 2011, the Midwest region experienced severe flooding which disrupted rail service to mines in the PRB and affected the ability of those customers who were impacted by the flooding to take coal deliveries. Any similar disruption in the future could negatively impact our results of operations.

Our business requires substantial capital expenditures, which we may be unable to provide.

Our business plan and strategy are dependent upon our acquisitions of additional reserves, which require substantial capital expenditures. We also require capital for, among other purposes:

- acquisition of surface rights;
- equipment and the development of our mining operations;
- capital renovations;
- export terminal development projects;
- maintenance and expansions of plants and equipment; and
- compliance with environmental laws and regulations.

To the extent that cash on hand, cash generated internally and cash available under our credit facility are not sufficient to fund capital requirements, we will require additional debt and/or equity financing. However, additional debt or equity financing may not be available to us or, if available, may not be available on satisfactory terms. Additionally, our debt instruments may restrict our ability to obtain such financing. If we are unable to obtain additional capital, we may not be able to maintain or increase our existing production rates and we could be forced to reduce or delay capital expenditures or change our business strategy, sell assets or restructure or refinance our indebtedness, all of which could have a material adverse effect on our business or financial condition.

If the assumptions underlying our reclamation and mine closure obligations are materially inaccurate, our costs could be significantly greater than anticipated.

SMCRA and counterpart state laws and regulations establish operational, reclamation and closure standards for all aspects of surface mining. We accrue for the costs of current mine disturbance and final mine closure. Estimates of our total reclamation and mine-closing liabilities are based upon permit requirements and our experience. Estimates of reclamation liability at the Decker mine are provided to us by the Decker mine. The amounts recorded are dependent upon a number of variables, including the estimated future asset retirement costs, estimated proven reserves, assumptions involving profit margins of third-party contractors, inflation rates, discount rates and assumed credit-adjusted, risk-free rates. Furthermore, these obligations are unfunded. If our accruals are insufficient or our liability in a particular year is greater than currently anticipated, our future operating results could be materially adversely affected.

We do not operate the Decker mine and our results of operations could be adversely affected if the other 50% owner fails to effectively operate the mine or fails to perform its obligations. In addition, our credit arrangements may limit our ability to contribute cash to the Decker mine.

We hold a 50% non-operating interest in the Decker mine in Montana through a joint venture agreement with the other 50% owner. The other 50% mine owner has responsibility for the day-to-day operations of the Decker mine. While we participate in the management committee of the Decker mine under the terms of the joint venture agreement, we do not control, and our employees do not participate in, the day-to-day operations of the Decker mine. If the other 50% mine owner fails to operate the Decker mine effectively, our results of operations could be adversely affected.

We share the profits, losses, operating expenses, reclamation obligations and liabilities and assets associated with the Decker mine equally with the other 50% owner and may be required to contribute cash or other property and equipment and our proportional share of funds to carry on the business of the joint venture or to cover liabilities. In the event that either 50% owner does not contribute its share of operating expenses, including reclamation expenses when due, or other liabilities, the other owner is not required to assume their obligation. However, we may have joint and several liability as a matter of law for these expenses and other liabilities, including for operational liabilities. Accordingly, our financial obligations with respect to the Decker mine are subject to the creditworthiness of the other 50% owner, which is outside of our control. In addition, if we do not provide our proportional share or the other 50% owner does not provide its proportional share, our interest in the Decker mine may be adjusted proportionally. CPE Resources's current debt instruments and future credit arrangements may limit our ability to make contributions to the Decker joint venture.

On December 5, 2012, we announced that we have entered into agreements with the other 50% owner of the Decker mine for the other 50% owner to purchase our 50% interest and related assets and assume all reclamation liabilities. The agreements will also provide for the joint resolution and dismissal of the pending Decker litigation. See Item 3 "Legal Proceedings—Decker Litigation." The transaction is expected to close during the first half of 2013, subject to various closing conditions. Following the close of the transaction, the other 50% owner of the Decker mine will be fully responsible for all reclamation liabilities of the Decker mine, which could be substantial. If they are unable to fund the reclamation liabilities for any reason, it is possible that regulatory authorities could seek to hold us liable for some or all of the reclamation expenses, which could materially adversely impact our results of operations and cash flows.

Increases in the cost of raw materials and other industrial supplies, or the inability to obtain a sufficient quantity of those supplies, could increase our operating expenses, disrupt or delay our production and materially adversely affect our profitability.

We use considerable quantities of explosives, petroleum-based fuels, tires, steel and other raw materials, as well as spare parts and other consumables in the mining process. If the prices of steel, explosives, tires, petroleum products or other materials increase significantly or if the value of the U.S. dollar declines relative to foreign currencies with respect to certain imported supplies or other products, our operating expenses will increase, which could materially adversely impact our profitability. Additionally, a limited number of suppliers exist for certain supplies, such as explosives and tires, as well as certain mining equipment, and any of our suppliers may divert their products to buyers in other mines or industries or divert their raw materials to produce other products that have a higher profit margin. For example, we previously experienced a severe tire shortage in 2005 that lasted several years. This tire shortage increased the direct cost of tires and caused us to change our operating practices to increase tire life. Shortages in raw materials used in the manufacturing of supplies and mining equipment, which, in some cases, do not have ready substitutes, or the cancellation of our supply contracts under which we obtain these raw materials and other consumables, could limit our ability to obtain these supplies or equipment. As a result, we may not be able to acquire adequate replacements for these supplies or equipment on a cost-effective basis or at all, which could also materially increase our operating expenses or halt, disrupt or delay our production.

Furthermore, operating expenses at our mining locations are sensitive to changes in certain variable costs, particularly diesel fuel prices, which is our largest variable cost after personnel costs. Our profitability depends on our ability to adequately control our costs, particularly with respect to diesel fuel. Any increase in the price we pay for diesel fuel will have a negative impact on our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Cost of Product Sold" in Item 7 and "Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risks" in Item 7A.

Our hedging activities for diesel fuel may prevent us from benefiting from cost price decreases.

We enter into hedging arrangements in the form of costless collars for a portion of our anticipated diesel fuel needs. These costless collars are designed to help manage our exposure to extreme market changes to our diesel fuel costs. The collars are indexed to the West Texas Intermediate ("WTI") crude oil price as quoted on the New York Mercantile Exchange. As such, the nature of the collar does not directly offset market changes to our diesel fuel costs. Under a collar agreement, we pay the difference between the index price and a floor price if the index price is below the floor, and we receive the difference between the ceiling price and the index price if the index price is above the ceiling price. No amounts are paid or received if the index price is between the floor and ceiling prices.

As of December 31, 2012, we had approximately 52% of our diesel fuel needs for 2013 hedged under costless collars. While our hedging strategy provides us protection in the event of extreme crude oil price increases, it may also prevent us from benefiting if crude oil prices decrease below our floor.

Our hedging activities for coal sales prices may prevent us from benefiting from sales price increases.

We may enter into derivative financial instruments from time-to-time to help manage our exposure to future coal sales prices by fixing a price now for a future contracted coal delivery. This type of hedge is designed to protect us from any price decreases. While our hedging strategy provides us some degree of protection in the event future coal prices decrease it may also prevent us from benefiting if future coal prices increase above our hedged price.

Changes in the fair value of derivative instruments that are not accounted for as a hedge could cause volatility in our earnings.

From time to time, we may enter into certain derivative financial instruments to help manage our exposure to future coal prices, both with respect to our export and domestic sales prices and to extreme rises in our diesel costs. Derivative financial instruments are recognized as either assets or liabilities and are measured at fair value. Changes in fair value are recognized either in earnings or equity, depending on whether the transaction qualifies for cash flow hedge accounting, and if so, how effective the derivatives are at offsetting price movements in the underlying exposure. To the extent these derivative financial instruments do not qualify for hedge accounting or we choose not to designate them for hedge accounting, we are required to record changes in the fair value of these derivative financial instruments in our Consolidated Statement of Operations, resulting in increased volatility in our income in future periods.

Inaccuracies in our estimates of our coal reserves could result in decreased profitability from lower than expected revenue or higher than expected costs.

We base our estimates of reserves on engineering, economic and geological data assembled and analyzed by our internal geologists and engineers, which are reviewed by an independent consultant every two years. Our estimates of proven and probable coal reserves as to both quantity and quality are updated annually to reflect the production of coal from the reserves, updated geological models and mining recovery data, the tonnage contained in new lease areas acquired and estimated costs of production and sales prices. There are numerous factors and assumptions inherent in estimating the quantities and qualities of, and costs to mine, coal reserves, any one of which may vary considerably from actual results. These factors and assumptions include:

- coal characteristics such as Btu and sulfur content;
- geological and mining conditions, which may not be fully identified by available exploration data and/or may differ from our experiences in areas where we currently mine;
- future coal prices;
- equipment and productivity;
- operating costs, including for critical supplies such as fuel, tires and explosives;
- capital expenditures and development and reclamation costs;

- the percentage of coal ultimately recoverable;
- the effects of regulation, including the issuance of required permits, and taxes, including severance and production taxes and royalties, and other payments to governmental agencies; and
- timing for the development of the reserves.

Any changes to the above factors and assumptions could cause our estimates of the quantities and qualities of economically recoverable coal to vary significantly. Changes to the above factors and assumptions could also materially impact how we classify our reserves based on risk of recovery and our estimates of future net cash flows expected from these properties. Actual production recovered from identified reserve areas and properties, and revenue and expenditures associated with our mining operations, may vary materially from estimates. Any inaccuracy in our proven and probable reserves estimates could result in decreased profitability from lower than expected revenue and/or higher than expected costs.

The majority of our coal sales contracts are forward sales contracts at fixed prices, which may not reflect favorable then-existing prices for coal or may affect our profitability if we cannot adequately control the costs of production for coal underlying such contracts.

We have historically sold most of our coal under long-term coal sales agreements, which we generally define as contracts with a term of one to five years. For the year ended December 31, 2012, approximately 93% of our revenue was derived from coal sales that were made under long-term coal sales agreements. The prices for coal sold under these agreements are typically fixed for an agreed amount of time. Pricing in some of these contracts is subject to certain adjustments in later years or under certain circumstances, and may be below the current market price for similar type coal at any given time, depending on the time frame of the contract.

As a consequence of the substantial volume of our forward sales, our ability to capitalize on near term rises in coal prices is limited. We have less coal available to sell under short-term contracts or on the spot market and we similarly have fewer tons to commit under long-term contracts at higher prices. Our ability to realize higher prices is also restricted if customers elect to purchase additional volumes of coal, which is allowable under some contracts, at contract prices that are lower than spot prices.

Furthermore, to the extent our costs increase but pricing under our long-term coal sales contracts remains fixed, we may be unable to pass such increasing costs on to our customers. If we are unable to control our costs, our profitability may be negatively impacted, adversely affecting our results of operations.

Changes in purchasing patterns in the coal industry may make it difficult for us to enter into new contracts with customers, or do so on favorable terms, which could materially adversely affect our business and results of operations.

In past years, we have experienced customers being less willing to enter into long-term coal sales contracts as they continue to adjust to increased price volatility, increased fungibility of coal products, frequently changing regulations and the increasing deregulation of their industry. In addition, the prices for coal in the spot market may be lower than the prices previously set under many of our long-term coal sales agreements. As our contracts with customers expire or are otherwise renegotiated, our customers may be less willing to extend or enter into new long-term coal sales agreements under their existing or similar pricing terms or our customers may decide to purchase fewer tons of coal than in the past.

To the extent our customers shift away from long-term supply contracts, it will be more difficult to predict our future sales. As a result, we may not have a market for our future production at acceptable prices. The prices we receive in the spot market may be less than the contractual price an electric utility is willing to pay for a committed supply. Furthermore, spot market prices tend to be more volatile than contractual prices, which could result in decreased revenue and profitability. For example, as of December 31, 2012, we had approximately 89 million tons of committed sales for 2013 and 57 million tons for 2014, which is below our typical forward sales levels, leaving more coal left to be sold for those periods.

We are exposed to counterparty risk with our customers, trading partners, financial institutions, and other parties with whom we conduct business.

We face an increased risk that we do not receive payment for coal sold and delivered if the creditworthiness of any of our counterparties deteriorates or if any of our counterparties become subject to bankruptcy proceedings. The creditworthiness of these counterparties depends on any number of factors, including the economic volatility and tightening of credit markets, and deregulation of the U.S. utilities markets, allowing utilities to sell their power plants to their non-regulated affiliates or third parties that may have credit ratings that are below investment grade. Competition with other coal suppliers could cause us to extend credit to customers and on terms that could increase the risk of payment default.

We have contracts to supply coal to energy trading and brokering companies, under which they purchase the coal for their own account or resell to domestic and foreign end users. If the creditworthiness of these energy trading and brokering companies declines, this would increase the risk that we may not be able to collect payment for all coal sold and delivered to or on behalf of those companies. Furthermore, if any of these companies seek to renegotiate or cancel sales of coal because of fluctuations in spot prices for coal, issues with their end users accepting the coal or other factors, we may be unable to sell previously anticipated volumes of coal at favorable prices or at all. We also enter into derivative financial instruments with a number of financial institutions. If one or more of these institutions were to default on its future obligation to us, our cash flows and results of operations would be negatively impacted.

In certain circumstances we may be entitled to demand credit enhancements or withhold shipments of coal from these parties if we determine they are not creditworthy. However, these protections may be insufficient to cover our risks or could cause us to resell the coal on the spot market at unfavorable prices or not at all.

We have significant cash balances, which we may invest from time to time in marketable securities issued by various counterparties including the U.S. government and U.S. government sponsored entities, municipal entities, financial institutions and other corporations. If any of these counterparties fail, we could lose the principal invested with such counterparties, which would materially adversely impact our business, liquidity, and results of operations.

Certain provisions in our coal sales contracts may provide limited protection during adverse economic conditions or may result in economic penalties or suspension upon a failure to meet contractual requirements.

Price adjustment, "price re-opener" and other similar provisions in our long-term supply contracts may reduce the protection from short-term coal price volatility traditionally provided by these contracts. Most of our contracts with Mine Customers and some of our contracts with Logistics Customers contain provisions that allow for the base price of our coal to be adjusted due to new statutes, ordinances or regulations that affect our costs related to performance. Because these provisions only apply to the base price of coal, these terms may provide only limited protection due to changes in regulations. Some of our contracts with Mine Customers also contain provisions that allow for the purchase price to be renegotiated at periodic intervals. A price re-opener provision is one in which either party can renegotiate the price of the contract, sometimes at pre-determined times. Index provisions allow for the adjustment of the price based on a fixed formula. These provisions may reduce the protection available under long-term contracts from short-term coal price volatility. Our international contracts typically contain a fixed price for the first year of the contract with future years' prices to be negotiated at a specific point in time. If the parties fail to satisfactorily negotiate a price, the contract could be terminated. Any adjustment or renegotiations leading to a significantly lower contract price, or a termination of the contract, could result in decreased revenue.

Our coal supply contracts with our Mine Customers typically contain force majeure provisions allowing temporary suspension of performance by us or our customers during the duration of specified events beyond the control of the affected party. As a result of the very mild 2011/12 winter and low natural gas prices, a greater than normal number of our customers in 2012 sought to reduce the amount of tons delivered to them under our coal sales agreements through contractual remedies, such as force majeure provisions. Our contracts with our Mine Customers also typically allow our customers to suspend performance in the event that the railroad fails to provide its services due to circumstances that would constitute a force majeure. In addition, our contracts with our international Logistics Customers generally contain a clause that requires us to pay the demurrage fee charged by the vessel for delays in shipping the coal on behalf of our foreign customers.

Most of our coal supply contracts also contain provisions requiring us to deliver coal within certain ranges for specific coal characteristics, such as heat content, sulfur, ash and ash fusion temperature. Failure to meet these specifications can result in economic penalties, including price adjustments, suspension, rejection or cancellation of deliveries or termination of the contracts. A number of our contracts also contain clauses which, in some cases, may allow customers to terminate the contract in the event of certain changes in environmental laws and regulations.

Our ability to operate our business effectively could be impaired if we fail to attract and retain key personnel.

Our ability to operate our business and implement our strategies depends, in part, on the continued contributions of our executive officers and other key employees. The loss of any of our key senior executives could have a material adverse effect on our business unless and until we find a qualified replacement. A limited number of persons exist with the requisite experience and skills to serve in our senior management positions. We may not be able to locate or employ qualified executives on acceptable terms and our failure to retain or attract qualified executives could have an adverse effect on our ability to operate our business.

Efficient coal mining using modern techniques and equipment also requires skilled laborers in multiple disciplines such as electricians, equipment operators, mechanics, engineers and welders, among others. We have from time to time encountered shortages for these types of skilled labor and typically compete for such positions with other industries, including oil and gas. If we experience shortages of skilled labor in the future, our labor and overall productivity or costs could be materially adversely affected. In the future, we may utilize a greater number of external contractors for portions of our operations. The costs of these contractors have historically been higher than that of our employed laborers. If our labor and contractor prices increase, or if we experience materially increased health and benefit costs with respect to our employees, our results of operations could be materially adversely affected.

Our work force could become unionized in the future, which could negatively impact the stability of our production and materially reduce our profitability.

All of our mines, other than the Decker mine, which we do not operate, are operated by non-union employees. Our employees have the right at any time under the National Labor Relations Act to form or affiliate with a union, and in the past, unions have conducted limited organizing activities in this regard. If our employees choose to form or affiliate with a union and the terms of a union collective bargaining agreement are significantly different from our current compensation and job assignment arrangements with our employees, these arrangements could negatively impact the stability of our production and materially reduce our profitability. In addition, even if our managed operations remain non-union, our business may still be adversely affected by work stoppages at unionized companies or unionized transportation and service providers.

We hold a 50% non-operating interest in the Decker mine, which has union members. These union-represented employees could strike, which could adversely affect production at the Decker mine, increase its costs and disrupt shipments of coal from the Decker mine to its customers, all of which could materially adversely affect its results and the value of our investment in the Decker joint venture.

Terrorist attacks and threats, escalation of military activity in response to these attacks or acts of war may materially adversely affect our business and results of operations.

Terrorist attacks and threats, escalation of military activity or acts of war may have significant effects on general economic conditions, fluctuations in consumer confidence and spending and market liquidity, each of which could negatively impact our business. Furthermore, any such acts which directly affect our customers and their business may have negative consequences to our own operations. Strategic targets such as energy-related assets and transportation assets may be at greater risk of future terrorist attacks than other targets in the U.S. Disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business and results of operations, including from delays or losses in transportation, decreased sales of our coal or extended collections from customers that are unable to timely pay us in accordance with the terms of their supply agreement.

We face the risk of systems failures as well as security risks, including "hacking."

The computer systems and network infrastructure we and others use could be vulnerable to unforeseen problems. These problems may arise in both our internally developed systems and the systems of our third-party service providers. Our operations are dependent upon our ability to protect computer equipment against damage from fire, power loss or telecommunication failure. Any damage or failure that causes an interruption in our operations could adversely affect our business. In addition, our computer systems and network infrastructure present security risks, and could be susceptible to hacking.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our results of operations and financial condition and prevent us from fulfilling our financial obligations.

At December 31, 2012, we had consolidated indebtedness of $600 million. We also have significant lease and royalty obligations related to our federal coal leases. Our outstanding indebtedness could have important consequences such as:

- limiting our ability to obtain additional financing to fund growth, such as mergers and acquisitions; working capital; capital expenditures; debt service requirements; LBA payments or other cash requirements;
- requiring much of our cash flow to be dedicated to interest obligations and making it unavailable for other purposes;
- with respect to any indebtedness under the revolving credit facility or other variable rate debt, exposing us to the risk of increased interest costs if the underlying interest rates rise on our variable rate debt;

- limiting our ability to invest operating cash flow in our business (including to obtain new LBAs or make capital expenditures) due to debt service requirements;
- causing us to need to sell assets and properties at an inopportune time;
- limiting our ability to compete effectively with companies that are not as leveraged and that may be better positioned to withstand economic downturns;
- limiting our ability to acquire new coal reserves and/or LBAs and plant and equipment needed to conduct operations;
- limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and general economic and market conditions; and
- a downgrade in the credit rating of our indebtedness, which could increase the cost of further borrowings and negatively impact our available liquidity.

We may incur substantially more debt in the future. If our indebtedness is further increased, the related risks that we now face, including those described above, could increase. Moreover, these risks also apply to certain of CPE Resources's domestic restricted subsidiaries that are guarantors of CPE Resources's indebtedness and may apply to CPE Inc. directly if CPE Inc. becomes a guarantor of CPE Resources's debt in the future. In addition to the principal repayments on outstanding debt, we have other demands on our cash resources, including significant maintenance and other capital expenditures, including LBAs, and operating expenses, as well as required payments on the tax agreement liability (See "Risk Factors—Other Risks Related to Our Corporate Structure and Common Stock"). Our ability to pay our debt depends upon our operating performance. In particular, economic conditions could cause revenue to decline, and hamper our ability to repay indebtedness. If we do not have enough cash to satisfy our debt service obligations, we may be required to refinance all or part of our debt, sell assets, limit certain capital expenditures, including LBAs, or reduce spending or we may be required to issue equity. We may not be able to, at any given time, refinance our debt or sell assets and we may not be able to, at any given time, issue equity, in either case on acceptable terms or at all.

If we are unable to comply with the covenants or restrictions contained in our debt instruments, the lenders could declare all amounts outstanding under those instruments to be due and payable, which could materially adversely affect our financial condition.

Our debt instruments include covenants that, among other things, restrict our ability to dispose of assets, incur additional indebtedness, pay dividends or make other restricted payments, create liens on assets, make investments, loans or advances, make acquisitions, engage in mergers or consolidations and engage in certain transactions with affiliates. The debt instruments also require compliance with various financial covenants. Because CPE Resources (which entered into the debt instruments) is our only direct operating subsidiary, complying with these restrictions and covenants may prevent us from taking actions that we believe would help us to grow our business. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities.

A failure to comply with any of these restrictions or covenants could have serious consequences to our financial condition or result in a default under those debt instruments and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these debt instruments and to foreclose upon any collateral securing the debt. Furthermore, an event of default or an acceleration under one of our debt instruments could also cause a cross-default or cross-acceleration of another debt instrument or contractual obligation, which would adversely impact our liquidity. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations. We may not be granted waivers or amendments to these debt instruments if for any reason we are unable to comply with these debt instruments, and we may not be able to refinance our debt on terms acceptable to us, or at all.

Provisions in our debt instruments could discourage an acquisition of us by a third party.

Upon the occurrence of certain transactions constituting a "change in control" as defined in the indenture, holders of the senior notes have the right to require us to repurchase all outstanding notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. Furthermore, a "change in control" as defined in our credit facility is considered an event of default. These provisions could make it more difficult or more expensive for a third party to acquire us even where the acquisition could be beneficial to our stockholders.

Other Risks Related to Our Corporate Structure and Common Stock

We are required under the Tax Receivable Agreement to pay RTEA for most of the tax benefits we may claim as a result of the tax basis step-up we received in connection with the IPO, related IPO structuring transactions and Secondary Offering. In certain cases, payments to RTEA may be accelerated or exceed our actual cash tax savings. These provisions may deter a change in control of our company.

Due to the size of the increases in the tax basis of our share of CPE Resources's tangible and intangible assets, as well as the increase in our basis in the equity of CPE Resources's subsidiaries and assets held by those subsidiaries, we expect to make substantial payments to RTEA under this agreement. As a result of our 2010 acquisition of RTEA's remaining units in CPE Resources, we received a further step-up in our tax basis and, accordingly, our obligations under the agreement to pay RTEA 85% of any benefits we receive as a result of such further step-up significantly increased. Our obligation may further increase if there are changes in law, including the increase of current corporate income tax rates. The payment obligations on the tax agreement liability are not conditioned upon RTEA's or its affiliate's ownership of an interest in CPE Resources or our available cash resources. Based on the tax basis of our assets as of December 31, 2012 and CPE Resources's operating plan, the future payments are estimated to be approximately $116.5 million in the aggregate and are estimated to be payable over the next 29 years. This estimate is based on assumptions related to our business that could change, and the actual payments could differ materially from this estimate. Payments would be greater if we generate income significantly in excess of the amounts used in our operating plan, for example, because we acquire additional coal reserves beyond our existing coal reserve base, and as a result, we realize the full tax benefit of such increased tax basis (or an increased portion thereof).

Certain changes in control require us to make payments to RTEA, which could exceed our actual cash savings and could require us to provide credit support. If we undergo a change in control and we do not otherwise elect to terminate the Tax Receivable Agreement as discussed below, payments to RTEA on the tax agreement liability will continue on a yearly basis but will be based on an agreed upon set of assumptions. In this case, our assumed cash tax savings, and consequently our payments due on the tax agreement liability, could exceed our actual cash tax savings each year by material amounts. If we undergo such a change in control and our credit rating is impaired, we will be required to obtain credit support with regard to all remaining payments under the agreement. The change in control provisions may deter a potential sale of our company to a third party and may otherwise make it less likely a third party would enter into a change in control transaction with us.

Our debt instruments contain limitations on CPE Resources's ability to make distributions, which could affect our ability to meet these payment obligations. These limitations on CPE Resources's ability to make distributions may limit our ability to engage in certain taxable asset sales or dispositions outside the ordinary course of our business.

Default under the Tax Receivable Agreement will permit RTEA to accelerate our obligations. If we default on the tax agreement liability (including by reason of insufficient cash distributions from CPE

Resources), such default will permit RTEA to enforce its rights under this agreement, including by acceleration of our obligations thereunder.

Our ability to achieve benefits from any tax basis increase, and, therefore, the payments expected to be made on the tax agreement liability, depends upon a number of factors, as discussed above, including the timing and amount of our future income. The U.S. Internal Revenue Service could challenge one or more of our tax positions relevant to this agreement and a court could sustain such a challenge. Such a challenge could result in a decrease in our tax benefits, as well as our obligations under the agreement. We must obtain RTEA's consent prior to settlement of any such challenge if it may affect RTEA's rights and obligations under the agreement.

Our previous separation from Rio Tinto could subject us and our stockholders to any number of risks and uncertainties.

We entered into various agreements with Rio Tinto and its affiliates in connection with the IPO and separation from Rio Tinto. CPE Resources agreed to indemnify Rio Tinto for certain losses pursuant to these agreements. For example, Rio Tinto is one of the named defendants in the Hurricane Katrina litigation discussed above under "—Existing and future legislation, treaties, regulatory requirements and public concerns relating to GHG emissions could negatively affect our customers and reduce the demand for coal as a fuel source, causing coal prices and sales of our coal to materially decline." Our master separation agreement with Rio Tinto requires us to indemnify Rio Tinto for certain liabilities relating to our business conducted prior to the closing of our separation from Rio Tinto, which may include liabilities in connection with that litigation. Because these agreements were entered into while we were part of Rio Tinto, some of the terms of these agreements are likely less favorable to us than similar agreements negotiated between unaffiliated third parties. Third parties may also seek to hold us responsible for liabilities of Rio Tinto that we did not assume in connection with the IPO and for which Rio Tinto agreed to indemnify us, including liabilities related to the Jacobs Ranch and Colowyo mines, as well as the uranium mining venture that we do not own. If those liabilities are significant and we are ultimately held liable for them, we may not be able to recover the full amount of our losses from Rio Tinto. Refer to the applicable exhibits listed in Item 15 of this Form 10-K for the complete terms and conditions of the principal outstanding agreements with Rio Tinto entered into in connection with our 2009 IPO.

CPE Inc. is a holding company with no direct operations of its own and depends on distributions from CPE Resources to meet its ongoing obligations.

CPE Inc. is a holding company with no direct operations of its own and has no independent ability to generate revenue. Consequently, its ability to obtain operating funds depends upon distributions from CPE Resources and payments under the management services agreement. Pursuant to its management services agreement, CPE Resources makes payments to CPE Inc. in the form of a management fee and cost reimbursements to fund CPE Inc.'s day-to-day operating expenses, such as payroll for its officers. However, if CPE Resources cannot make the payments pursuant to the management services agreement, CPE Inc. may be unable to cover these expenses.

The distribution of cash flows by CPE Resources to CPE Inc. is subject to statutory restrictions under the Delaware Limited Liability Company Act and contractual restrictions under CPE Resources's debt instruments that may limit the ability of CPE Resources to make distributions. In addition, any distributions and payments of fees or costs are subject to CPE Resources's financial condition.

As the sole member of CPE Resources, CPE Inc. incurs income taxes on any net taxable income of CPE Resources. The debt instruments allow CPE Resources to distribute cash in amounts sufficient for CPE Inc. to pay its tax liabilities payable to any governmental entity, and, in the ordinary course of business, the tax agreement liability, if any. To the extent CPE Inc. needs funds for any other purpose, and CPE Resources is unable to provide such funds for any reason, it could have a material adverse effect on our business, financial condition, results of operations or prospects.

Our stock price could be volatile and could decline for a variety of reasons, resulting in a substantial loss on your investment and negatively impacting our ability to raise equity capital in the future.

Significant price fluctuations in CPE Inc.'s common stock could result from a variety of factors, including, among other things, actual or anticipated fluctuations in our operating results or financial condition, new laws or regulations or new interpretations of existing laws or regulations impacting our business or our customers' businesses, sales of CPE Inc.'s common stock by our stockholders or by us, a downgrade or cessation in coverage from one or more of our analysts, broad market fluctuations and general economic conditions and any other factors described in this "Risk Factors" section of this Form 10-K.

A decline in the trading price of CPE Inc.'s common stock due to any future sales of stock or the issuance or exercise of equity-based awards under our Long Term Incentive Plan or sales to cover taxes owed upon vesting of awards, or due to other factors might impede our ability to raise capital through the issuance of additional shares of CPE Inc.'s common stock or other equity securities and may cause you to lose part or all of your investment in shares of our common stock.

Anti-takeover provisions in our charter documents and other aspects of our structure may discourage, delay or prevent a change in control of our company and may adversely affect the trading price of CPE Inc.'s common stock.

Certain provisions in CPE Inc.'s amended and restated certificate of incorporation and amended and restated bylaws and other aspects of our structure may discourage, delay or prevent a change in our management or a change in control over us that stockholders may consider favorable. Among other things, CPE Inc.'s amended and restated certificate of incorporation and amended and restated bylaws:

- provide for a classified Board of Directors, which may delay the ability of our stockholders to change the membership of a majority of our Board of Directors;
- authorize the issuance of "blank check" preferred stock that could be issued by our Board of Directors to thwart a takeover attempt;
- do not provide for cumulative voting;
- provide that vacancies on the Board of Directors, including newly created directorships, may be filled only by a majority vote of directors then in office;
- limit the calling of special meetings of stockholders;
- provide that stockholders may not act by written consent;
- provide that our directors may be removed only for cause;
- require supermajority voting to effect certain amendments to our certificate of incorporation and our bylaws; and
- require stockholders to provide advance notice of new business proposals and director nominations under specific procedures.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties.***

See Item 1 “Business—Mining Operations” for specific information about our mining operations.

Coal Reserves

As of December 31, 2012, we controlled approximately 1.3 billion tons of proven and probable coal reserves. All of our proven and probable reserves are classified as thermal coal.

The following table summarizes the tonnage of our coal reserves that is classified as proven or probable, and assigned, as well as our property interest, as of December 31, 2012:

Mine	Proven Preserves	Probable Reserves	Total Proven & Probable Reserves	Assigned Reserves	Reserves Owned	Reserves Leased
	(nearest million, in tons)			(%)	(nearest million, in tons)	
Owned and Operated Mines						
Antelope	487	162	649	100	—	649
Cordero Rojo	250	81	331	100	61	270
Spring Creek	268	26	293	100	—	293
Corporate and Other						
Decker(1)	1	—	1	100	—	1
Total(2)	1,006	269	1,275		61	1,214

(1) Based on our 50% non-operating interest. On December 5, 2012, we announced that we have entered into agreements with the other 50% owner of the Decker mine for the other 50% owner to purchase our 50% interest and related assets and assume all reclamation liabilities. The agreements will also provide for the joint resolution and dismissal of the pending Decker litigation. See Item 3 “Legal Proceedings—Decker Litigation.” The transaction is expected to close during the first half of 2013, subject to various closing conditions.

(2) Totals reflect rounding.

The following table provides the “quality” (average sulfur content and average Btu per pound) of our coal reserves as of December 31, 2012:

Mine	Total Proven & Probable Reserves	Average Btu per lb(1)	Average Sulfur Content	Average Sulfur Content
	(nearest million, in tons)		(%)	(lbs SO2/ mmBtu)
Owned and Operated Mines				
Antelope	649	8,875	0.23	0.52
Cordero Rojo	331	8,425	0.29	0.69
Spring Creek	293	9,350	0.34	0.73
Corporate and Other				
Decker(2)	1	9,450	0.41	0.87
Total(3)	1,275			

(1) Average Btu per pound includes weight of moisture in the coal on an as-sold basis.

(2) Based on our 50% non-operating interest. On December 5, 2012, we announced that we have entered into agreements with the other 50% owner of the Decker mine for the other 50% owner to purchase our 50% interest and related assets and assume all reclamation liabilities. The agreements will also provide for the joint resolution and dismissal of the pending Decker litigation. See Item 3 "Legal Proceedings—Decker Litigation." The transaction is expected to close during the first half of 2013, subject to various closing conditions.

(3) Totals reflect rounding.

We also control certain coal deposits that are contiguous to or near our primary reserve bases. The tons in these deposits are classified as non-reserve coal deposits and are not included in our reported reserves. These non-reserve coal deposits include:

- 9 million tons near our Antelope mine;
- 160 million tons near our Cordero Rojo mine;
- 8 million tons near our Spring Creek mine; and
- 287 million tons at the Youngs Creek project.

In addition, we also control additional leased and private coal related to the Youngs Creek project that has not been evaluated and is not in any mine plan.

Our reserve and non-reserve coal deposit estimates as of December 31, 2012 were prepared by our staff of geologists and engineers, who have extensive experience in PRB coal. These individuals are responsible for collecting and analyzing geologic data within and adjacent to leases controlled by us. A review of our reserves and non-reserve coal deposit estimates for the year ended December 31, 2012 was completed in January 2013 by John T. Boyd Company, mining and geological consultants. The results verified our reserve and non-reserve coal deposit estimates.

Our coal reserve estimates are based on data obtained from our drilling activities and other available geologic data. All of our reserves are assigned, associated with our active coal properties, and incorporated in detailed mine plans. Estimates of our reserves are based on more than 7,900 drill holes. Our proven reserves have a typical drill hole spacing of 1,500 feet or less, and our probable reserves have a typical drill hole spacing of 2,500 feet or less.

Along with the geological data we assemble for our coal reserve estimates, our staff of geologists and engineers also analyzes the economic data such as cost of production, projected sales price and other data concerning permitting and advances in mining technology. Various factors and assumptions are utilized in estimating coal reserves, including assumptions concerning future coal prices and operating costs. These estimates are periodically updated to reflect past coal production and other geologic or mining data. Acquisitions or sales of coal properties will also change these estimates. Changes in mining methods or the utilization of new technologies may increase or decrease the recovery basis for a coal seam.

Reserve Acquisition Process

Since our inception, we have focused on growth through the acquisition of proven and probable coal reserves and non-reserve coal deposits. Historically, this was accomplished through the federal competitive leasing process, known as the LBA process. For example, in 2011 we acquired 383 million tons of proven and probable coal reserves in two federal coal leases for our Antelope mine. However, in 2012, we also acquired significant coal deposits when we completed the acquisition of the Youngs Creek project, a non-operating mine in Northeast Wyoming in the Northern PRB, whereby we acquired 287 million tons of non-reserve coal deposits along with significant related surface assets. We also announced in 2013 that we signed an Option Agreement and a corresponding Exploration Agreement with the Crow Tribe of Indians for the exploration and potential development of significant coal resources on the Crow Indian Reservation in southeast Montana in the Northern PRB region. These agreements are subject to approval by the Department of the Interior. We intend to continue to seek opportunities to acquire additional coal through the federal leasing process as well as through private transactions with third parties or sovereign nations such as the Crow Tribe of Indians.

We acquire a large portion of our coal through the LBA process, and as a result, most of our coal is held under federal leases. Under this process, before a mining company can obtain a new federal coal lease, the company must nominate a coal tract for lease and then win the lease through a competitive bidding process. The LBA process can last anywhere from two to five years from the time the coal tract is nominated to the time a final bid is accepted by the BLM. After the LBA is awarded, the company then conducts the necessary testing to determine what amount can be classified as reserves and begins the process to permit the coal for mining, which generally takes another two to five years. Third-party legal challenges, such as legal challenges filed against the BLM and the Secretary of the Interior by environmental groups with respect to the LBA process in the PRB, including the West Antelope II LBA, may result in delays and other adverse impacts on the LBA process. See Item 3 "Legal Proceedings—West Antelope II LBA Challenges."

To initiate the LBA process, companies wanting to acquire additional coal must file an application with the BLM's state office indicating interest in a specific coal tract. The BLM reviews the initial application to determine whether the application conforms to existing land-use plans for that particular tract of land and whether the application would provide for maximum coal recovery. The application is further reviewed by a regional coal team at a public meeting. Based on a review of the available information and public comment, the regional coal team will make a recommendation to the BLM whether to continue, modify or reject the application.

The BLM also allows for small tracts of coal to be acquired through the LBM leasing process. An LBM is a non-competitive leasing process and is used in circumstances where a lessee is seeking to modify an existing federal coal lease by adding less than 960 acres in a configuration that is deemed non-competitive to other coal operators. For example, in December 2012, we applied for two separate LBMs with the BLM to add approximately 8 million tons of proven and probable reserves to one of the Spring Creek mine's existing federal coal leases and approximately 17 million tons of proven and probable reserves to one of the Antelope mine's existing federal coal leases.

If the BLM determines to continue the application, the company that submitted the application will pay for a BLM-directed environmental analysis or an EIS to be completed. This analysis or impact statement is subject to publication and public comment. The BLM may consult with other government agencies during this process, including state and federal agencies, surface management agencies, Native American tribes or bands, the U.S. Department of Justice or others as needed. The public comment period for an analysis or impact statement typically occurs over a 60-day period.

After the environmental analysis or EIS has been issued and a recommendation has been published that supports the lease sale of the LBA tract, the BLM schedules a public competitive lease sale. The BLM prepares an internal estimate of the fair market value of the coal that is based on its economic analysis and comparable sales analysis. Prior to the lease sale, companies interested in acquiring the lease must send sealed bids to the BLM. The bid amounts for the lease are payable in five annual installments, with the first 20% installment due when the mining operator submits its initial bid for an LBA. Before the lease is approved by the BLM, the company must first furnish to the BLM an initial rental payment for the first year of rent along with either a bond for the next 20% annual installment payment for the bid amount, or an application for history of timely payment, in which case the BLM may waive the bond requirement if the company successfully meets all the qualifications of a timely payor. The bids are opened at the lease sale. If the BLM decides to grant a lease, the lease is awarded to the company that submitted the highest total bid meeting or exceeding the BLM's fair market value estimate, which is not published. The BLM, however, is not required to grant a lease even if it determines that a bid meeting or exceeding the fair market value of the coal has been submitted. The winning bidder must also submit a report setting forth the nature and extent of its coal holdings to the U.S. Department of Justice for a 30-day antitrust review of the lease. If the successful bidder was not the initial applicant, the BLM will refund the initial applicant certain fees it paid in connection with the application process, for example the fees associated with the environmental analysis or EIS, and the winning bidder will bear those costs. Coal awarded through the LBA process and subject to federal leases are administered by the U.S. Department of Interior under the Federal Coal Leasing Amendment Act of 1976. Once the BLM has issued a lease, the company must next complete the permitting process before it can mine the coal. See "—Environmental and Other Regulatory Matters—Mining Permits and Approvals."

The federal coal leasing process is designed to be a public process, giving stakeholders and other interested parties opportunities to comment on the BLM's proposed and final actions and allow third-party comments. Because of this, third parties, including non-governmental organizations, can challenge the BLM's actions, which may delay the leasing process. If these challenges prove successful or are litigated for a prolonged period of time, a coal company's ability to bid on or acquire a new coal lease could be significantly delayed, or could cause the BLM to not offer a lease for bid at all. For example, environmental organizations filed legal challenges against the BLM's findings on the final EIS and other matters associated with the West Antelope II LBA, which was nominated by our Antelope mine. See Item 3 "Legal Proceedings—West Antelope II LBA Challenges." These types of challenges create some uncertainty with respect to the timing of future LBA bids and lease acquisitions and may ultimately delay the leasing process or prevent mining operations. Even after a lease has been issued and a successful bidder has paid installment money to the BLM, legal challenges may still seek to delay or prevent mining operations. It is possible that subsequent EISs for other mines in the PRB currently underway but not yet final could be similarly challenged. There also exists the possibility of similar challenges to the permitting and licensing process, which is also a public process designed to allow public comments.

Each of our federal coal leases has an initial term of 20 years, renewable for subsequent 10-year periods and for so long thereafter as coal is produced in commercial quantities. The lease requires diligent development within the first ten years of the lease award with a required coal extraction of 1% of the total coal under the lease by the end of that 10-year period. At the end of the 10-year development period, the lessee is required to maintain continuous operations, as defined in the applicable leasing regulations. In certain cases, a lessee may combine contiguous leases into an LMU. This allows the production of coal from any of the leases within the LMU to be used to meet the continuous operation requirements for the entire LMU. We currently have an LMU for our Antelope mine. We pay to the federal government an annual rent of $3.00 per acre and production royalties of 12.5% of gross revenue on surface mined coal. The federal government remits approximately 50% of the production royalty payments to the state after deducting administrative expenses. Some of our mines are also subject to coal leases with the states of Montana or Wyoming, as applicable, and have different terms and conditions that we must adhere to in a similar way to our federal leases. Under these federal and state leases, if the leased coal is not diligently developed during the initial 10-year development period or if certain other terms of the leases are not complied with, including the requirement to produce a minimum quantity of coal or pay a minimum production royalty, if applicable, the BLM or the applicable state regulatory agency can terminate the lease prior to the expiration of its term.

Most of the coal we lease from the United States comes from "split estate" lands in which one party, such as the federal government, owns the coal and a private party owns the surface. In order to mine the coal we acquire, we must acquire rights to mine from certain owners of the surface lands overlying the coal. Certain federal regulations provide a specific class of surface owners, QSOs, with the ability to prohibit the BLM from leasing its coal. For example, in connection with a pending LBA tract that we nominated for our Cordero Rojo mine, the BLM indicated that certain surface owners satisfy the regulatory definition of QSO. If the land overlying a coal tract is owned by a QSO, federal laws prohibit us from leasing the coal tract without first securing surface rights to the land, or purchasing the surface rights from the QSO, which would allow us to conduct our mining operations. Furthermore, the state permitting process requires us to demonstrate surface owner consent for split estate lands before the state will issue a permit to mine coal. This consent is separate from the QSO consent required before leasing federal coal. The right of QSOs and certain other surface owners allows them to exercise significant influence over negotiations and prices to acquire surface rights and can delay the federal coal lease or permitting processes or ultimately prevent the acquisition of the federal coal lease or permit over that land entirely. There are QSOs that own land adjacent to or near our existing mines that may be attractive acquisition candidates for us. Typically, we seek to purchase the land overlying our coal or enter into option agreements granting us an option to purchase the land upon acquiring a federal coal lease. We own substantially all of the land over our reserves. We may not own or control the land over our non-reserve coal deposits, which would be required before these non-reserve coal deposits could be classified as reserves and mined.

Most of the coal we have acquired from private third parties is in the form of coal leases obtained through private negotiations with one or more third parties. These leases generally include, among other terms and conditions, a set term of years with the right to renew the lease for a stated period and royalties to be paid to the lessor as a percentage of the sales price. These leases may require payment of a lease bonus or minimum royalty, payable either at the time of execution of the lease or in periodic installments, and a minimum production of coal from the leased areas in order to hold the leases by active production. We believe that the term of years will allow the recoverable reserve to be fully extracted in accordance with our projected mine plan. Consistent with industry practice, we conduct only limited investigations of title to our coal properties prior to leasing. Title to properties leased from private third parties is not usually fully verified until we make a commitment to develop a property, which may not occur until we have obtained the necessary permits and completed exploration of the property.

Office Space

Our corporate headquarters is located in Gillette, Wyoming, where we own approximately 32,000 square feet of office space. In addition, we lease approximately 7,500 square feet of additional office space in Gillette, Wyoming, under two annual leases expiring on April 15, 2015 and June 30, 2013, and we lease approximately 28,100 square feet of office space in Broomfield, Colorado under a lease that expires in February 2021. As of December 31, 2012, all of our long-lived assets were located in the U.S. See Note 15 of Notes to Consolidated Financial Statements in Item 8.

Item 3. *Legal Proceedings.*

Decker Litigation

On July 9, 2012, our wholly-owned indirect subsidiary, Western Minerals LLC ("Western Minerals"), filed a lawsuit in the U.S. District Court for the District of Montana (Billings Division), against KCP Inc. ("KCP"), its 50% joint-venture partner in the Decker mine in Montana. Western Minerals also named as defendants KCP's parent companies, Ambre Energy North America, Inc. ("Ambre N.A.") and Ambre Energy Limited ("Ambre Limited" and together with Ambre N.A. "Ambre"). In its complaint, Western Minerals alleges that KCP and Ambre are engaging in self-dealing and other wrongful conduct in breach of the Decker joint venture agreement and other legal duties owed to the joint venture and its 50/50 owners. Western Minerals asserts claims for breach of contract, breach of implied covenant of good faith and fair dealing, breach of fiduciary duty, aiding and abetting breach of fiduciary duty, civil conspiracy, and a request for an accounting of, among other things, unauthorized Decker expenditures and Ambre's proposed self-dealing transactions concerning sales of

Decker coal to Ambre and its affiliates. Western Minerals seeks both unspecified monetary damages and injunctive relief.

On August 23, 2012, KCP and Ambre N.A., filed an amended answer to Western Minerals' complaint, replacing the original answer they filed on July 30, 2012. In their amended answer, KCP and Ambre N.A. deny the principal allegations of Western Minerals. Additionally, KCP asserted six counterclaims against Western Minerals: breach of contract, breach of the covenant of good faith and fair dealing, breach of fiduciary duty, dissolution of the joint venture, civil conspiracy and a request for declaratory judgment. KCP also asserted two third-party claims against CPE Inc. for tortious interference of economic relations and civil conspiracy involving unnamed "John Doe" defendants. In general, KCP alleges that Western Minerals is frustrating the operation of the Decker mine to benefit Cloud Peak Energy's Spring Creek mine and export opportunities. Aside from the request that the court disassociate and expel Western Minerals from the Decker mine joint venture, KCP also seeks unspecified monetary damages in its counterclaims. Western Minerals and Cloud Peak Energy believe KCP's claims are without merit and intend to vigorously defend them. On September 14, 2012, Ambre Limited filed a motion to dismiss arguing that it was not subject to the jurisdiction of the Montana federal court. Western Minerals has filed a response to that motion and the court has not yet issued a ruling.

On December 5, 2012, we and Ambre Limited announced that our respective companies have entered into agreements for Ambre Limited to purchase our 50% interest in the Decker mine and related assets and assume all reclamation liabilities. The agreements will also provide for the joint resolution and dismissal of the pending Decker litigation upon closing of the transaction. Closing is expected to occur in the first half of 2013, subject to various closing conditions.

West Antelope II LBA Challenges

Challenges Against the BLM's Leasing Process; Intervention by Cloud Peak Energy and Others—On May 3, 2010, WildEarth Guardians, Defenders of Wildlife and Sierra Club (collectively, "WildEarth") and the Powder River Basin Resource Council ("PRBRC") filed appeals with the Interior Board of Land Appeals ("IBLA") regarding the BLM decision to offer the West Antelope II ("WAII") coal tracts for lease. On June 29, 2010, WildEarth voluntarily dismissed its appeal. On July 13, 2010, WildEarth filed a complaint in the United States District Court for the District of Columbia ("D.C. District Court") challenging the BLM's decision. On November 2, 2010, the IBLA issued a decision in PRBRC's appeal, rejecting all of PRBRC's arguments and affirming the BLM's decision in all respects. On January 3, 2011, PRBRC filed a complaint in the D.C. District Court appealing the IBLA decision. On May 8, 2011, the D.C. District Court consolidated the WildEarth and PRBRC challenges. Antelope Coal LLC, a wholly-owned subsidiary of CPE Resources, (along with the National Mining Association and the State of Wyoming) intervened in the consolidated action on the side of the BLM. In the consolidated action, WildEarth and PRBRC requested that the court vacate the BLM's authorization, sale and issuance of the WAII leases and enjoin any coal mining activity on the leases until the BLM and the U.S. Fish and Wildlife Service had undertaken additional environmental analysis requested by the plaintiff organizations.

Award of LBAs to Cloud Peak Energy—On May 11, 2011, the BLM held a competitive sale for the WAII North Tract. On June 15, 2011, the BLM held a competitive sale for the WAII South Tract. Antelope Coal LLC was the successful high bidder in both sales, and the BLM issued leases to Antelope Coal LLC for the North Tract effective July 1, 2011 and for South Tract effective September 1, 2011.

District Court Rejection of Challenges; Appeal by Plaintiffs—On July 30, 2012, the D.C. District Court rejected WildEarth's and PRBRC's consolidated challenge to the IBLA decision and denied their request that the court vacate the WAII leases as well as their requested injunction against coal mining activity on the leases. On September 25, 2012 and September 26, 2012, PRBRC and WildEarth, respectively, filed notices of appeal in the United States Circuit Court of Appeals for the District of Columbia. Both groups are appealing the decision issued by the D.C. District Court and have not yet specified what relief they are seeking from the appellate court. Antelope Coal LLC is a respondent-intervenor in the consolidated appeal. Any adverse outcome of the appeal could adversely impact or delay our ability to mine the coal subject to the leases.

Other Legal Proceedings

We are involved in other legal proceedings arising in the ordinary course of business and may become involved in additional proceedings from time to time. We believe that there are no other legal proceedings pending that are likely to have a material adverse effect on our consolidated financial condition, results of operations or cash flows. Nevertheless, we cannot predict the impact of future developments affecting our claims and lawsuits, and any resolution of a claim or lawsuit or an accrual within a particular fiscal period may adversely impact our results of operations for that period. In addition to claims and lawsuits against us, our LBAs, permits and other industry regulatory processes and approvals may also be subject to legal challenges that may adversely impact our mining operations and results.

Item 4. *Mine Safety Disclosures*

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95.1 to this Form 10-K.

PART II

Item 5. ***Market for Registrant's Common Equity and Related Stockholder Matters.***

CPE Inc.'s common stock, $0.01 par value, has traded on the New York Stock Exchange ("NYSE") under the symbol "CLD" since November 20, 2009. Prior to November 20, 2009, there was no public market for CPE Inc.'s common stock.

The following table sets forth the high and low closing sales prices of CPE Inc.'s common stock, as reported by the NYSE, for each of the periods listed.

	High	Low
Fiscal 2012		
First Quarter 2012	$20.22	$15.93
Second Quarter 2012	$16.91	$14.09
Third Quarter 2012	$19.74	$15.51
Fourth Quarter 2012	$21.47	$17.94
Fiscal 2011		
First Quarter 2011	$24.18	$19.84
Second Quarter 2011	$21.88	$19.07
Third Quarter 2011	$23.28	$16.95
Fourth Quarter 2011	$24.02	$16.29

As of the close of business on January 31, 2013, there were 169 holders of record of CPE Inc.'s common stock.

Dividend Policy

We have not historically paid, and we do not anticipate that we will pay in the near term, cash dividends on CPE Inc.'s common stock. Any determination to pay dividends to holders of CPE Inc.'s common stock in the future will be at the discretion of our Board of Directors and will depend on many factors, including our financial condition; results of operations; general business conditions; contractual restrictions, including those under our debt instruments; capital requirements; business prospects; restrictions on the payment of dividends under Delaware Law; and any other factors our Board of Directors deems relevant. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Notes and—Senior Secured Revolving Credit Facility."

Stock Performance Graph

The following performance graph compares the cumulative total return on CPE Inc.'s common stock with the cumulative total return of the following indices: (i) the Standard & Poor's ("S&P") MidCap 400 stock index and (ii) the Custom Composite Index. In prior years, the Custom Composite Index was comprised of Alpha Natural Resources, Inc., Arch Coal, Inc., CONSOL Energy, Inc., and Peabody Energy Corp. During 2012, we decided to change this index to be comprised of the peer group that is associated with our performance-based share units issued under our Long-Term Incentive Plan. The new group includes those listed above and adds James River Coal Company, Walter Energy, Inc., Alliance Resource Partners, Berry Petroleum, Cabot Corporation, EQT Corporation, Forest Oil Corporation, Newfield Exploration Company, Noble Energy Inc., Penn Virginia Corporation, Sandridge Energy Inc., SM Energy Company, and Whiting Petroleum Corporation.

The graph assumes that you invested $100 in CPE Inc.'s common stock and in each index at the closing price on November 20, 2009, that all dividends were reinvested and that you continued to hold your investment through December 31, 2012.

These indices are included for comparative purposes only and do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of the stock involved, and are not intended to forecast or be indicative of possible future performance of CPE Inc.'s common stock.



Cloud Peak Energy Inc
S&P Midcap 400 Index
New Index
Old Index
DOLLARS
$180
$160
$140
$120
$100
$80
$60
$40
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$0
Nov-2009
Dec-2009
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Jun-2010
Sep-2010
Dec-2010
Mar-2011
Jun-2011
Sep-2011
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Jun-2012
Sep-2012
Dec-2012

Company/ Market/ Peer Group	Nov 09	Dec 09	Mar 10	Jun 10	Sep 10	Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12	Dec 12
CPE Inc.	100.00	98.11	112.13	89.35	122.98	156.54	145.49	143.53	114.22	130.19	107.35	113.95	121.97	130.26
S&P MidCap 400 Index	100.00	105.90	115.52	104.46	118.16	134.11	146.66	145.58	116.65	131.77	149.56	142.18	149.92	155.33
New Index	100.00	108.53	111.47	95.10	112.64	145.50	163.99	142.75	93.95	106.65	101.88	86.27	88.78	92.11
Old Index	100.00	103.29	102.51	82.59	100.25	134.04	145.13	119.65	69.58	72.75	62.21	49.70	46.24	54.00

In accordance with SEC rules, the information contained in the Stock Performance Graph above shall not be deemed to be "soliciting material," or to be "filed" with the SEC or subject to the SEC's Regulation 14A or 14C, other than as provided under Item 201(e) of Regulation S-K, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that we specifically request that the information be treated as soliciting material or specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Issuer Purchases of Equity Securities

The table below represents information pursuant to Item 703 of Regulation S-K regarding all share repurchases for the three-month period ended December 31, 2012:

	Total Number of Shares Purchased(1)	Average Price per Share
October 1 through October 31, 2012	—	$ —
November 1 through November 30, 2012	272,529	19.53
December 1 through December 31, 2012	3,381	18.83
Total	275,910	$19.52

(1) Represents shares withheld to cover withholding taxes upon the vesting of restricted stock.

Item 6. ***Selected Financial Data.***

The following tables set forth our selected consolidated financial and other data on a historical basis. The information below should be read in conjunction with Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8 "Financial Statements and Supplementary Data" included elsewhere in this report.

We have derived the historical consolidated financial data as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 from our audited consolidated financial statements included in Item 8 of this report. We have derived the historical consolidated balance sheet data as of December 31, 2010 and 2009 from our audited consolidated financial statements not included in this report. We have derived the historical consolidated balance sheet data as of December 31, 2008 and the historical consolidated statement of operations data for the year ended December 31, 2008 from the audited consolidated financial statements of RTEA not included in this report.

Our historical financial information for all periods prior to the IPO included in this Form 10-K was derived from the consolidated financial statements of Rio Tinto and also includes allocations of certain general and administrative costs and Rio Tinto's headquarters costs. These expenses are estimates and were based on what we and Rio Tinto considered to be reasonable allocations of the historical costs incurred by Rio Tinto to provide these services required in support of our business. As a separate, stand-alone public company, our cost structure is different; accordingly, our historical consolidated financial information is not necessarily reflective of our financial position, results of operations or cash flows or costs had we been a separate, stand-alone public company during all of the periods presented.

Selected Consolidated Financial and Other Data

CPE Inc.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(in millions, except per share amounts)				
Statement of Operations Data					
Revenue	$1,516.8	$1,553.7	$1,370.8	$1,398.2	$1,239.7
Operating income	241.9	250.5	211.9	255.0	124.9
Income from continuing operations	173.7	189.8	117.2	182.5	88.3
Income (loss) from discontinued operations	—	—	—	211.1	(25.2)
Net income	173.7	189.8	117.2	393.6	63.1
Amounts attributable to controlling interest(1)					
Income from continuing operations	173.7	189.8	33.7	170.6	88.3
Income (loss) from discontinued operations	—	—	—	211.1	(25.2)
Net income	173.7	189.8	33.7	381.7	63.1
Earnings per share attributable to controlling interest—basic(1)(2)					
Income from continuing operations	$ 2.89	$ 3.16	$ 1.06	$ 3.01	$ 1.47
Income (loss) from discontinued operations	$ —	$ —	$ —	$ 3.73	$ (0.42)
Net income	$ 2.89	$ 3.16	$ 1.06	$ 6.74	$ 1.05
Earnings per share attributable to controlling interest—diluted(1)(2)					
Income from continuing operations	$ 2.85	$ 3.13	$ 1.06	$ 2.97	$ 1.47
Income (loss) from discontinued operations	$ —	$ —	$ —	$ 3.52	$ (0.42)
Net income	$ 2.85	$ 3.13	$ 1.06	$ 6.49	$ 1.05

	December 31,				
	2012	2011	2010	2009	2008
			(in millions)		
Balance Sheet Data					
Cash and cash equivalents	$ 197.7	$ 404.2	$ 340.1	$ 268.3	$ 15.9
Investments in marketable securities	80.3	75.2	—	—	—
Property, plant and equipment, net	1,678.3	1,350.1	1,008.3	987.1	927.9
Assets of continuing operations	2,351.3	2,319.3	1,915.1	1,677.6	1,198.0
Total assets	2,351.3	2,319.3	1,915.1	1,677.6	1,785.2
Long-term debt	596.5	596.1	595.7	595.3	—
Federal coal leases obligations	186.1	288.3	118.3	169.1	206.3
Liabilities of continuing operations	1,420.3	1,568.9	1,383.9	1,232.1	672.8
Total liabilities	1,420.3	1,568.9	1,383.9	1,232.1	800.0
Controlling interest equity(1)	931.0	750.4	531.2	252.9	985.2
Noncontrolling interest equity(1)	—	—	—	192.6	—

	Year Ended December 31,				
	2012	2011	2010	2009	2008
			(in millions)		
Other Data					
Adjusted EBITDA(5)	$338.8	$351.7	$322.7	$320.6	$207.2
Adjusted EPS(5)	$ 2.15	$ 2.47	$ 1.74	$ 2.48	$ 1.06
Asian export tons—Logistics and Related Activities	4.4	4.7	3.3	1.6	0.7
Tons sold—Owned and Operated Mines(3)	90.6	95.6	93.7	90.9	93.7
Tons sold—Decker mine(4)	1.4	1.5	1.5	2.3	3.3
Tons purchased and resold	0.9	1.6	1.7	10.1	8.1
Total tons sold	93.0	98.7	96.9	103.3	105.1
Ratio of earnings to fixed charges—see Exhibit 12.1	3.5	3.0	2.7	11.9	5.0

(1) For periods prior to the IPO, income or loss attributable to controlling interest reflects income or loss attributable to RTEA as the former parent company, and includes 100% of income or loss from CPE Resources and its subsidiaries. For the period following the IPO up to the Secondary Offering, income or loss attributable to controlling interest reflects our interest in CPE Resources and its subsidiaries. Noncontrolling interest equity at December 31, 2009 reflects the interest in CPE Resources held by RTEA and an affiliate of RTEA. As of December 31, 2010, as a result of the Secondary Offering completed in December 2010, CPE Resources is a wholly-owned subsidiary of CPE Inc.

(2) Earnings per share for periods prior to the IPO assumes 60,000,000 outstanding shares, which is the number of shares of common stock that our predecessor, RTEA, would have been required to have outstanding in prior periods based on the capital structure of CPE Inc., which required a one-to-one ratio between the number of shares of common stock outstanding and the number of common membership units in CPE Resources held by CPE Inc.

(3) Inclusive of intersegment sales.

(4) Based on our 50% non-operating interest.

(5) EBITDA, Adjusted EBITDA and Adjusted EPS are intended to provide additional information only and do not have any standard meaning prescribed by generally accepted accounting principles in the U.S. ("U.S. GAAP"). A quantitative reconciliation of Adjusted EBITDA to income from continuing operations, or net income, as applicable, and Adjusted EPS to EPS (as defined below) is found in the tables below.

EBITDA represents income from continuing operations, or net income, as applicable, before (1) interest income (expense) net, (2) income tax provision, (3) depreciation and depletion, (4) amortization, and (5) accretion. Adjusted EBITDA represents EBITDA as further adjusted to exclude specifically identified items that management believes do not directly reflect our core operations. For the periods presented herein, the specifically identified items are the income statement amounts for: (1) the updates to the tax agreement liability, including tax impacts of the IPO and Secondary Offering, (2) adjustments for derivative financial instruments including mark-to-market amounts and cash settlements realized, and (3) a significant broker contract that expired in the first quarter of 2010.

Adjusted EPS represents diluted earnings (loss) per share from continuing operations attributable to controlling interest or diluted earnings (loss) per share attributable to controlling interest from continuing operations, as applicable ("EPS"), adjusted to exclude the estimated per share impact of the same specifically identified items used to calculate Adjusted EBITDA as described above, adjusted at the statutory rate of 36%.

Adjusted EBITDA is an additional tool intended to assist our management in comparing our performance on a consistent basis for purposes of business decision making by removing the impact of certain items that management believes do not directly reflect our core operations. Adjusted EBITDA is a metric intended to assist management in evaluating operating performance, comparing performance across periods, planning and forecasting future business operations and helping determine levels of operating and capital investments. Period-to-period comparisons of Adjusted EBITDA are intended to help our management identify and assess additional trends potentially impacting our company that may not be shown solely by period-to-period comparisons of income from continuing operations. Adjusted EBITDA is also used as part of our incentive compensation program for our executive officers and others.

We believe Adjusted EBITDA and Adjusted EPS are also useful to investors, analysts and other external users of our consolidated financial statements in evaluating our operating performance from period to period and comparing our performance to similar operating results of other relevant companies. Adjusted EBITDA allows investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and depletion, amortization and accretion and other specifically identified items that are not considered to directly reflect our core operations. Similarly, we believe Adjusted EPS provides an appropriate measure to use in assessing our performance across periods given that this measure provides an adjustment for certain specifically identified significant items that are not considered to directly reflect our core operations, the magnitude of which may vary drastically from period to period and, thereby, have a disproportionate effect on the earnings per share reported for a given period.

Our management recognizes that using Adjusted EBITDA and Adjusted EPS as performance measures has inherent limitations as compared to income from continuing operations, net income, EPS or other U.S. GAAP financial measures, as these non-GAAP measures exclude certain items, including items that are recurring in nature, which may be meaningful to investors. Adjusted EBITDA excludes interest expense and interest income; however, as we have historically borrowed money in order to finance transactions and operations, and have invested available cash to generate interest income, interest expense and interest income are elements of our cost structure and influence our ability to generate revenue and returns for stockholders. Adjusted EBITDA excludes depreciation and depletion and amortization; however, as we use capital and intangible assets to generate revenue, depreciation, depletion and amortization are necessary elements of our costs and ability to generate revenue. Adjusted EBITDA also excludes accretion expense; however, as we are legally obligated to pay for costs associated with the reclamation and closure of our mine sites, the periodic accretion expense relating to these reclamation costs is a necessary element of our costs and ability to generate revenue. Adjusted EBITDA excludes income taxes; however, as we are organized as a corporation, the payment of taxes is a necessary element of our operations. Adjusted EBITDA and Adjusted EPS exclude the tax impacts of the IPO and Secondary Offering; however, this represents our current estimate of payments on the tax agreement liability that we will be required to make to Rio Tinto and changes to the realizability of our deferred tax assets based on changes in our estimated future taxable income. Adjusted EBITDA and Adjusted EPS exclude mark-to-market adjustments on our derivative financial instruments; however, gains and/or losses that are realized are included when the derivative financial instruments are settled. Finally, Adjusted EBITDA and Adjusted EPS exclude income statement amounts attributable to our significant broker contract that expired in the first quarter of 2010; however, this historically represented a positive contribution to our operating results.

As a result of these exclusions, Adjusted EBITDA and Adjusted EPS should not be considered in isolation and do not purport to be alternatives to income from continuing operations, net income, EPS or other U.S. GAAP financial measures as a measure of our operating performance.

When using Adjusted EBITDA as a performance measure, management intends to compensate for these limitations by comparing it to income from continuing operations or net income in each period, so as to allow for the comparison of the performance of the underlying core operations with the overall performance of the company on a full-cost, after-tax basis. Using Adjusted EBITDA and income from continuing operations or net income to evaluate the business assists management and investors in (a) assessing our relative performance against our competitors and (b) ultimately monitoring our capacity to generate returns for stockholders.

Because not all companies use identical calculations, our presentations of Adjusted EBITDA and Adjusted EPS may not be comparable to other similarly titled measures of other companies. Moreover, our presentation of Adjusted EBITDA is different than EBITDA as defined in our debt financing agreements.

A reconciliation of net income from continuing operations to Adjusted EBITDA for each of the periods presented is as follows:

CPE Inc.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
			(in millions)		
Net income	$173.7	$189.8	$117.2	$ *	$ *
Income from continuing operations	*	*	*	182.5	88.3
Interest income	(1.1)	(0.6)	(0.6)	(0.3)	(2.9)
Interest expense	36.3	33.9	46.9	6.0	20.4
Income tax expense	62.6	11.4	32.0	68.2	25.3
Depreciation and depletion	94.6	87.1	100.0	97.9	89.0
Amortization	—	—	3.2	28.7	46.0
Accretion	13.2	12.5	12.5	12.6	12.7
EBITDA	379.3	334.1	311.3	395.6	278.9
Tax agreement expense(1)	(29.0)	19.9	19.7	—	—
Derivative financial instruments(2)	(11.5)	(2.3)	—	—	—
Expired significant broker contract	—	—	(8.2)	(75.0)	(71.6)
Adjusted EBITDA	$338.8	$351.7	$322.7	$320.6	$207.2

* For 2009 and prior periods, CPE Inc. reported discontinued operations. Accordingly, for such periods, net income from continuing operations is the comparable U.S. GAAP financial measure for Adjusted EBITDA.

(1) Changes to related deferred taxes are included in income tax expense.

(2) Mark-to-market and realized gains on derivative financial instruments consisted of the following (in millions):

	Year Ended December 31,	
	2012	2011
Mark-to-market (gains) losses	$(22.8)	$(2.3)
Realized gains(3)	11.2	—
Net derivative financial instrument activity	$(11.5)	$(2.3)

(3) Derivative cash settlement gains and losses reflected within operating cash flows.

See Note 9 for a discussion related to the fair value of derivative financial instruments. There were no derivative financial instruments for the years ended December 31, 2010, 2009 or 2008.

A reconciliation of diluted earnings (loss) per common share attributable to controlling interest from continuing operations to Adjusted EPS for the periods presented is as follows:

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Diluted earnings per common share attributable to controlling interest	$ 2.85	$ 3.13	$ 1.06	$ *	$ *
Diluted earnings per common share attributable to controlling interest from continuing operations	*	*	$ *	$ 2.97	$ 1.47
Tax agreement expense including tax impacts of IPO and Secondary Offering	(0.58)	(0.63)	0.78	—	—
Derivative financial instruments	(0.12)	(0.02)	—	—	—
Expired significant broker contract	—	—	(0.10)	(0.49)	(0.41)
Adjusted EPS	$ 2.15	$ 2.47	$ 1.74	$ 2.48	$ 1.06
Weighted-average shares outstanding (in millions)	60.9	60.6	31.9	60.0	60.0

* For 2009 and prior periods, CPE Inc. reported discontinued operations. Accordingly, for such periods, diluted earnings (loss) per share attributable to controlling interest from continuing operations is the comparable U.S. GAAP financial measure for Adjusted EPS.

Due to the tabular presentation of rounded amounts, certain tables reflect insignificant rounding differences.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

Cloud Peak Energy Resources LLC ("CPE Resources") is the sole direct subsidiary of Cloud Peak Energy Inc. ("CPE Inc."), providing 100% of CPE Inc.'s total consolidated revenue for the year ended December 31, 2012 and constituting nearly 100% of CPE Inc.'s total consolidated assets as of ended December 31, 2012.

Unless the context indicates otherwise, the terms "Cloud Peak Energy," the "Company," "we," "us," and "our" refer to both CPE Inc. and CPE Resources and their subsidiaries. Discussions or areas of this report that either apply only to CPE Inc. or CPE Resources are clearly noted in such sections.

This Item 7 may contain forward-looking statements that involve substantial risks and uncertainties. When considering these forward-looking statements you should keep in mind the cautionary statements in this report and our other Securities and Exchange Commission ("SEC") filings. Please see the sections entitled "Cautionary Notice Regarding Forward-Looking Statements" and Item 1A "Risk Factors" elsewhere in this document.

This Item 7 is intended to help the reader understand our results of operations and financial condition. This discussion should be read in conjunction with our consolidated financial statements in Item 8.

Overview

CPE Inc. is one of the largest producers of coal in the U.S. and the PRB, based on our 2012 coal sales. We operate some of the safest mines in the coal industry. According to MSHA data, in 2012, we had one of the lowest employee all injury incident rates among the largest U.S. coal producing companies.

We currently operate solely in the PRB, the lowest cost region of the major coal producing regions in the U.S, where we operate three wholly-owned surface coal mines, the Antelope mine, the Cordero Rojo mine and the Spring Creek mine, and own a 50% non-operating interest in a fourth surface mine, the Decker mine. We also have two major development projects, the Youngs Creek project and the potential Crow project. We continue to seek ways to increase our future export capacity through existing and proposed new Pacific Northwest export terminals, including our option agreement with SSA Marine and potential option at the Millennium terminal that would be granted upon closing our Decker transaction with Ambre Energy.

Our Antelope and Cordero Rojo mines are located in Wyoming and are two of the four largest coal mines in the U.S. Our Spring Creek mine is located in Montana, and is the largest U.S. exporter of thermal coal into South Korea. Our mines produce subbituminous thermal coal with low sulfur content, and we sell our coal primarily to domestic and foreign electric utilities. We do not produce any metallurgical coal. Thermal coal is primarily consumed by electric utilities and industrial consumers as fuel for electricity generation and steam output. In 2012, the coal we produced generated approximately 4% of the electricity produced in the U.S. As of December 31, 2012, we controlled approximately 1.3 billion tons of proven and probable reserves. For information regarding our revenue and long-lived assets by geographic area, as well as revenue from external customers, Adjusted EBITDA and total assets by segment, please see Note 20 of Notes to Consolidated Financial Statements in Item 8.

During 2012, we acquired rights to substantial undeveloped coal and complementary surface assets in the Northern PRB ("Youngs Creek project"). In January 2013, we executed an option to lease agreement ("Option Agreement") and a corresponding exploration agreement ("Exploration Agreement") with the Crow Tribe of Indians, which are subject to approval by the Department of the Interior. This potential coal project (the "Crow project") is located on the Crow Indian Reservation in southeast Montana, near our Spring Creek mine and Youngs Creek project. We are in the process of evaluating the development options for the Youngs Creek project and the potential Crow project, but believe that their proximity to the Spring Creek mine represents an opportunity to optimize our mine developments in the Northern PRB.

On December 5, 2012, we and the other 50% owner in the Decker mine, Ambre Energy, announced that we entered into agreements for Ambre Energy to purchase our 50% interest in the Decker mine and assume all reclamation liabilities. The agreements will also provide for the joint resolution and dismissal of the pending Decker litigation. See Item 3 "Legal Proceedings—Decker Litigation." The transaction is expected to close in the first half of 2013 and is subject to the satisfaction of various closing conditions.

In February 2013, we announced a throughput option agreement with SSA Marine that provides us with an option for up to 16 million tonnes of capacity per year through the planned dry bulk cargo Gateway Pacific Terminal at Cherry Point in the State of Washington. Our potential share of capacity will depend upon the ultimate capacity of the terminal. The terminal would accommodate cape size vessels. Our option is exercisable following future permit completion for the terminal.

For purposes of this report, the term "Northern PRB" refers to the area within the PRB that lies within Montana and the northern part of Sheridan County, Wyoming. Our Spring Creek mine, the Decker mine, the Youngs Creek project and the potential Crow project are located in the Northern PRB.

Segment Information

Historically, we have reported one segment: the production of low-sulfur, thermal coal from surface mines located in the Western region of the U.S. within the PRB, which is sold to electric utilities and industrial customers. Based upon current year results, we have presented our reportable segments for all periods as Owned and Operated Mines, Logistics and Related Activities, and Corporate and Other.

Our Owned and Operated Mines segment is characterized by the predominant focus on thermal coal production where the sale occurs at the mine site and where title and risk of loss pass to the customer at that point. This segment includes our Antelope, Cordero Rojo, and Spring Creek mines. Sales in this segment are primarily to domestic electric utilities, although a portion is made to our Logistics and Related Activities segment. Our mines utilize surface mining extraction processes and are all located in the PRB.

Our Logistics and Related Activities segment is characterized by the services we provide to our international and domestic customers where we deliver coal to them. Services provided typically include: delivered sales contract negotiations; purchase of coal from third parties or from our owned and operated mines; coordination of the transportation and delivery of purchased coal; and sales contract administration activities. Title and risk of loss are retained by the Logistics and Related Activities segment through the transportation and delivery process. Title and risk of loss pass to the customer in accordance with the contract and typically occur at either a vessel loading terminal, a vessel unloading terminal or an end use facility. Risk associated with rail and terminal take-or-pay agreements is also borne by the Logistics and Related Activities segment. Forward market pricing risk is managed through international coal forward contracts. The gains and losses resulting from our international coal forward derivative financial instruments are reported within this segment.

Our Corporate and Other segment includes results relating to broker activity, our share of the Decker mine operations, and unallocated corporate costs and assets.

Eliminations represent the purchase and sale of coal between reportable segments and the associated elimination of intercompany profit or loss in inventory.

History

CPE Inc. acquired approximately 51% and the managing member interest in CPE Resources in exchange for a promissory note which was repaid with proceeds from its initial public offering of its common stock ("IPO") on November 19, 2009. Rio Tinto retained ownership of the remaining 49% until December 15, 2010, when CPE Inc. priced a secondary offering of its common stock on behalf of Rio Tinto. In connection with the secondary offering, CPE Inc. exchanged shares of common stock for the 49% common membership units of CPE Resources held by Rio Tinto and completed the secondary offering on behalf of Rio Tinto (the "Secondary Offering"), resulting in our acquisition of 100% of Rio Tinto's holdings in CPE Resources. As a result of this transaction, CPE Resources became a wholly-owned subsidiary of CPE Inc., and Rio Tinto no longer holds an interest in CPE Resources.

Core Business Operations

Our key business drivers include the following:

- the volume of coal sold from our owned and operated mines;
- the price for which we sell our coal;
- the costs of mining, including labor, repairs and maintenance, fuel, explosives, depreciation of capital equipment, and depletion of coal leases;
- capital expenditures to acquire property, plant and equipment;
- the volume of deliveries coordinated by our Logistics and Related Activities segment to customer contracted destinations;
- the costs for logistics services, rail, and port charges for coal sales made on a delivered basis; and
- the results of our coal forward contracts.

The volume of coal that we sell in any given year is driven by global and domestic demand for coal-generated electric power. Demand for coal-generated electric power may be affected by many factors including weather patterns, natural gas prices, coal-fired generating capacity and utilization, environmental and legal challenges, political and regulatory factors, energy policies, international and domestic economic conditions, and other factors discussed in this Item 7 and in Item 1A "Risk Factors."

The price at which we sell our coal is a function of the demand relative to the supply for coal. We typically enter into multi-year contracts with our customers which helps mitigate the risks associated with any short-term imbalance in supply and demand. We seek to enter each year with expected production effectively fully sold. This strategy helps us run our mines at predictable production rates, which helps us control operating costs.

As is common in the PRB, coal seams at our existing mines naturally deepen, resulting in additional overburden to be removed at additional cost. In line with the worldwide mining industry, we have experienced increased operating costs for mining equipment, diesel fuel and supplies, and employee wages and salaries. During the second quarter of 2012, we commenced the use of costless collars to help manage certain exposures to diesel fuel prices.

We incur significant capital expenditures to maintain, update and expand our mining equipment, surface land holdings and coal reserves. In line with the worldwide mining industry trends, the cost of capital equipment is generally increasing. In addition, as the costs of acquiring federal coal leases and associated surface rights increase, our depletion costs also increase. As of December 31, 2012, we controlled approximately 1.3 billion tons of proven and probable coal reserves. During the second quarter of 2012, we completed our acquisition of the Youngs Creek project for $300 million of available cash on hand. We believe the location of the coal and surface lands, as well as the quality of the acquired coal, position us well for continued supply in the domestic coal market and for future growth in our Asian exports as additional terminal capacity becomes available. As the Youngs Creek project is an undeveloped greenfield surface mine project, we are not yet able to classify these mineral rights as proven and probable reserves. There is no revenue or income related to the acquired properties. Future development timing and production levels are expected to depend largely on the availability of additional export terminal capacity on the West Coast and continued strong Asian demand for thermal coal.

The volume of coal sold on a delivered basis is influenced by domestic and global market conditions. Domestic demand for coal sold on a delivered basis is currently flat while international demand has increased, enabling us to compete for international coal sales during the past few years.

Coal sold on a delivered basis to customer contracted destinations, including sales to Asian customers, involves us arranging and paying for logistics services, which can include rail, rail car hire, and port charges including any demurrage incurred and other costs. These logistics costs are affected by volume, various scheduling considerations, and negotiated rates for rail and port services. We are also incurring costs to investigate and pursue development of additional port opportunities.

We entered into coal forward contracts that are scheduled to settle at various dates between 2013 and 2016 to hedge a portion of our export coal sales.

Current Considerations

Owned and Operated Mines Segment

The lower demand for our coal during 2012 was primarily a result of the warm 2011/2012 winter. This resulted in lower electricity demand and lower natural gas prices that allowed utilities to opportunistically switch generation to gas. As a result, during the first half of the year, utilities stockpiled a portion of their contracted coal. While PRB coal burn has recovered some ground as gas prices have risen, stockpiles are still at elevated levels.

In response to weak market conditions and reduced production, our operations focused successfully on controlling variable costs. Condition monitoring and planned maintenance programs continue to allow equipment lives to be extended and reduce maintenance costs without compromising equipment integrity. Costs were also managed by reducing the use of outside contractors, matching hiring to production and completing more maintenance and capital projects without using contractors.

For 2013, our Owned and Operated Mines segment is expected to experience relatively flat revenue compared to 2012 as realized prices are not expected to increase. Costs at the mines are expected to increase as the mines naturally progress and the increased strip ratio requires additional labor, consumables, and equipment. The combination of these factors will reduce our 2013 earnings.

Logistics and Related Activities Segment

As international coal prices fell our export deliveries were reduced as we curtailed shipments through the Ridley terminal due to the greater rail costs for shipments through that terminal and focused on deliveries through the Westshore terminal. As a result of fewer tons being transported by us through the Ridley terminal, which is over 2,600 miles from our mines and can require us to utilize up to three different rail carriers, we were able to reduce the costs of deliveries in 2012 compared to 2011. We are hopeful that reduced international production and growing demand will support prices later in 2013. We have held off pricing export coal for the second half of 2013 to allow us to benefit if prices do rise in the next few months.

On December 7, 2012, a vessel berthing at the Westshore terminal collided with the trestle leading to their larger berth leaving it inoperable. There were no vessels chartered or owned by us or our customers involved in the incident. As a result the terminal capacity was reduced to below 50% of the normal throughput, and we adjusted the timing of our Westshore shipments and slowed production at our Spring Creek mine accordingly. On February 8, 2013, Westshore announced that repairs to the damaged trestle at Berth 1 were completed to permit resumption of normal operations at Berth 1, and we expect to recommence shipments on this berth shortly.

Federal, state and local authorities regulate the U.S. coal mining industry with respect to matters, including air quality standards, water pollution, plant and wildlife protection, the discharge of materials into the environment and the effects of mining on surface and groundwater quality and availability. These laws and regulations have had, and will continue to have, a significant effect on our production costs and our competitive position. Future laws, regulations or orders, including those relating to global climate change, may cause coal to become a less attractive fuel source, thereby reducing coal's share of the market for fuels and other energy sources used to generate electricity. See Part I—Item I. Business "Environmental and Other Regulatory Matters."

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Summary

The following table summarizes key results (in millions):

	Year Ended December 31,		Change	
	2012	2011	Amount	Percent
Total revenue	$1,516.8	$1,553.7	$(36.9)	(2.4)
Net income	173.7	189.8	(16.1)	(8.5)
Adjusted EBITDA(1)	338.8	351.7	(12.9)	(3.7)
Adjusted EPS(1)	$ 2.15	$ 2.47	$(0.32)	(13.0)
Asian export tons—Logistics and Related Activities	4.4	4.7	(0.3)	(6.4)
Total tons sold	93.0	98.7	(5.7)	(5.8)

(1) Non-GAAP measure; please see definition in Item 6 and reconciliation below.

Adjusted EBITDA and Adjusted EPS (CPE Inc. only)

The following tables present a reconciliation of net income to Adjusted EBITDA, diluted earnings per common share to Adjusted EPS, and segment Adjusted EBITDA to net income (in millions, except per share amounts):

Adjusted EBITDA

	Year Ended December 31, 2012	Year Ended December 31, 2011
Net income	$173.7	$189.8
Interest income	(1.1)	(0.6)
Interest expense	36.3	33.9
Income tax expense	62.6	11.4
Depreciation and depletion	94.6	87.1
Accretion	13.2	12.5
EBITDA	379.3	334.1
Tax agreement expense(1)	(29.0)	19.9
Derivative financial instruments(2)	(11.5)	(2.3)
Expired significant broker contract	—	—
Adjusted EBITDA	$338.8	$351.7

(1) Changes to related deferred taxes are included in income tax expense.

(2) Mark-to-market and realized gains on derivative financial instruments consisted of the following (in millions):

	2012	2011
Mark-to-market (gains) losses	$(22.8)	$(2.3)
Realized gains(3)	11.2	—
Net derivative financial instrument activity	$(11.5)	$(2.3)

(3) Derivative cash settlement gains and losses reflected within operating cash flows.

Adjusted EPS

	Year Ended December 31, 2012	Year Ended December 31, 2011
Diluted earnings per common share	$ 2.85	$ 3.13
Tax agreement expense including tax impacts of IPO and Secondary Offering	(0.58)	(0.63)
Derivative financial instruments	(0.12)	(0.02)
Expired significant broker contract	—	—
Adjusted EPS	$ 2.15	$ 2.47
Weighted-average shares outstanding	60.9	60.6

Adjusted EBITDA by Segment

	Year Ended December 31,	
	2012	2011
Owned and Operated Mines		
Adjusted EBITDA	$283.3	$318.8
Depreciation and depletion	(89.2)	(80.4)
Accretion	(9.5)	(8.0)
Derivative financial instruments	0.1	—
Other	0.9	0.3
Operating income	185.6	230.6
Logistics and Related Activities		
Adjusted EBITDA	57.1	24.7
Derivative financial instruments	11.4	2.3
Operating income	68.4	27.0
Corporate and Other		
Adjusted EBITDA	—	8.1
Depreciation and depletion	(5.3)	(6.7)
Accretion	(3.7)	(4.5)
Earnings from unconsolidated affiliates, net of tax	(1.6)	(1.8)
Operating income	(10.5)	(5.0)
Eliminations		
Adjusted EBITDA	(1.6)	0.1
Operating income	(1.6)	0.1
Consolidated operating income	241.9	252.7
Interest income	1.1	0.6
Interest expense	(36.3)	(33.9)
Tax agreement expense	29.0	(19.9)
Other, net	(0.8)	(0.2)
Income tax expense	(62.6)	(11.4)
Earnings from unconsolidated affiliates, net of tax	1.6	1.8
Net income	$173.7	$189.8

Results of Operations

Revenue

The following table presents revenue (in millions except per ton amounts):

	Year Ended December 31,		Change	
	2012	2011	Amount	Percent
Owned and Operated Mines				
Coal revenue	$1,195.7	$1,236.1	$(40.4)	(3.3)
Realized price per ton sold	$ 13.19	$ 12.92	$ 0.27	2.1
Tons sold	90.6	95.6	(5.0)	(5.2)
Other revenue	$ 10.0	$ 5.5	$ 4.5	81.8
Logistics and Related Activities				
Revenue	$ 338.8	$ 327.4	$ 11.4	3.5
Corporate and Other				
Revenue	$ 38.0	$ 50.9	$(12.9)	(25.3)
Eliminations of intersegment sales				
Revenue	$ (65.7)	$ (66.2)	$ 0.5	0.8
Total Consolidated				
Revenue	$1,516.8	$1,553.7	$(36.9)	(2.4)

The decrease in revenue from our Owned and Operated Mines segment was the result of 5.0 million fewer tons of coal sold in 2012 compared to 2011, reflecting the lower demand for PRB coal due to domestic utility customers working through higher stockpiles that resulted from the warmer-than-average winter of 2011/2012, as well as competitive pressures of low natural gas prices. This decrease was partially offset by an increase to our realized price per ton sold in 2012 compared to 2011, reflecting prices committed and fixed in earlier years. Since the fourth quarter of 2011, coal prices have fallen due to the warm winter and low natural gas prices. This will negatively impact our future realized prices. Other revenue consists primarily of dust suppressant additives billed to our customers.

Revenue from our Logistics and Related Activities segment increased primarily as a result of a higher volume of deliveries coordinated domestically partially offset by lower Asian deliveries through the ports. Higher prices earned on both our domestic deliveries and our Asian deliveries also contributed to the increase. Our Asian delivered sales are priced broadly in line with a number of relevant international coal indices adjusted for energy content and other quality and delivery criteria. These indices include the Newcastle benchmark price, which is an established index for high Btu Australian thermal coal available to be loaded on a vessel at a coal terminal near Newcastle, north of Sydney. Based on the comparative quality and transport costs, our delivered sales are generally priced at approximately 60% to 70% of the forward Newcastle price.

Revenue from our Corporate and Other segment was down due to fewer broker coal sales in 2012 compared to 2011. Revenue from the Decker operation was not significantly different between the respective periods.

Cost of Product Sold

The following table presents cost of product sold (in millions except per ton amounts):

	Year Ended December 31,		Change	
	2012	2011	Amount	Percent
Owned and Operated Mines				
Cost of product sold (produced coal)	$ 867.4	$ 872.6	$ (5.2)	(0.6)
Average cost per ton sold	$ 9.57	$ 9.12	$ 0.45	4.9
Other cost of product sold	$ 10.2	$ 6.9	$ 3.3	47.8
Logistics and Related Activities				
Cost of product sold	$ 280.2	$ 294.2	$(14.0)	(4.8)
Corporate and Other				
Cost of product sold	$ 38.7	$ 43.8	$ (5.1)	(11.6)
Eliminations of Intersegment Sales				
Cost of product sold	$ (64.1)	$ (66.4)	$ 2.3	3.5
Total Consolidated				
Cost of product sold	$1,132.4	$1,151.1	$(18.7)	(1.6)

The cost of product sold for our Owned and Operated Mines segment decreased marginally primarily as a result of lower non-income based taxes and explosive costs partially offset by higher labor and tire costs. The increase in the average cost per ton of coal sold is primarily the result of the impact of fixed costs on fewer tons sold. Other cost of product sold primarily consists of the cost of the dust suppressant additives included in other revenue.

Cost of product sold for our Logistics and Related Activities segment decreased primarily due to fewer Asian deliveries through the ports, primarily through the Ridley terminal, which required greater rail freight and port charges in 2011. This amount was partially offset by an increase in the volume of deliveries coordinated domestically and an increase in the related freight rate.

Cost of product sold for our Corporate and Other segment decreased primarily due to fewer broker ton purchases offset by increased costs at the Decker mine.

Operating Income

The following table presents operating income (in millions):

	Year Ended December 31,		Change	
	2012	2011	Amount	Percent
Owned and Operated Mines				
Operating income	$185.6	$230.6	$(45.0)	(19.5)
Logistics and Related Activities				
Operating income	$ 68.4	$ 27.0	$ 41.4	153.3
Corporate and Other				
Operating income (loss)	$(10.5)	$ (5.0)	$ (5.5)	(110.0)
Eliminations of Intersegment Sales				
Operating income	$ (1.6)	$ 0.1	$ (1.7)	*
Total Consolidated				
Operating income	$241.9	$252.7	$(10.8)	(4.3)

In addition to the revenue and cost of product sold factors previously discussed, operating income for our Owned and Operated Mines segment decreased due to a $15.7 million nonrecurring reduction of depreciation and depletion expense during 2011 that was recognized when the asset retirement obligation for our Antelope mine was adjusted as a result of the successful West Antelope II coal tract bids. Depreciation and depletion expense is expected to increase in the future as we mine into areas with higher cost coal.

In addition to the revenue and cost of product sold factors previously discussed, operating income for our Logistics and Related Activities segment increased due to the increase in the favorable mark-to-market impact from our international coal forward contracts of $22.8 million in 2012 as compared to a $2.3 million favorable impact in 2011 as a result of declining international coal market prices.

Operating income for our Corporate and Other segment decreased primarily due to the reduction in broker activity previously discussed.

Other Expense

The following table presents other expense (in millions):

	Year Ended December 31,		Change	
	2012	2011	Amount	Percent
Other expense (CPE Inc.)	$ 7.1	$53.3	$46.2	86.7
Other expense (CPE Resources)	$35.8	$33.3	$(2.5)	(7.5)

The decrease in other expense for CPE Inc. is primarily the result of the 2011 tax agreement expense of $19.9 million as compared to a benefit of $29.0 million recognized during 2012. See Note 10 of Notes to Consolidated Financial Statements in Item 8. This decrease was offset by a $2.4 million increase in interest expense due to a decrease in the amount of interest capitalized in the current period.

The increase in other expense for CPE Resources is due to a $2.4 million increase in interest expense caused by a decrease in the amount of interest capitalized in the current period.

Income Tax Provision

The following table presents income tax provision (in millions):

	Year Ended December 31,		
	2012	2011	Change
Income tax expense (CPE Inc.)	$62.6	$11.4	$51.2
Effective tax rate (CPE Inc.)	26.7%	5.7%	21.0%
Income tax expense (CPE Resources)	$52.0	$20.0	$32.0
Effective tax rate (CPE Resources)	25.2%	9.1%	16.1%

Our statutory income tax rate, including state income taxes, was approximately 36%. The difference from that rate for the years ended December 31, 2012 and 2011 was primarily related to adjustments to the valuation allowance resulting from the third quarter annual calculation of our estimate of future taxable income.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Summary

The following table summarizes key results (in millions):

	Year Ended December 31,		Change	
	2011	2010	Amount	Percent
Total revenue	$1,553.7	$1,370.8	$182.9	13.3
Net income	189.8	117.2	72.6	61.9
Adjusted EBITDA(1)	351.7	322.7	29.0	9.0
Adjusted EPS(1)	$ 2.47	$ 1.74	$ 0.73	42.0
Asian export tons—Logistics and Related Activities	4.7	3.3	1.4	42.4
Total tons sold	98.7	96.9	1.8	1.9

(1) Non-GAAP measure; please see definition in Item 6 and reconciliation below.

Adjusted EBITDA and Adjusted EPS (CPE Inc. only)

The following tables present a reconciliation of net income to Adjusted EBITDA, diluted earnings per common share to Adjusted EPS, and segment Adjusted EBITDA to net income (in millions, except per share amounts):

Adjusted EBITDA

	Year Ended December 31,	
	2011	2010
Net income	$189.8	$117.2
Interest income	(0.6)	(0.6)
Interest expense	33.9	46.9
Income tax expense	11.4	32.0
Depreciation and depletion	87.1	100.0
Amortization	—	3.2
Accretion	12.5	12.5
EBITDA	334.1	311.3
Tax agreement expense(1)	19.9	19.7
Derivative financial instruments(2)	(2.3)	—
Expired significant broker contract	—	(8.2)
Adjusted EBITDA	$351.7	$322.7

(1) Changes to related deferred taxes are included in income tax expense.

(2) Mark-to-market and realized gains on derivative financial instruments consisted of the following (in millions):

	2011	2010
Mark-to-market (gains) losses	$(2.3)	$—
Realized gains(3)	—	—
Net derivative financial instrument activity	$(2.3)	$—

(3) Derivative cash settlement gains and losses reflected within operating cash flows.

Adjusted EPS

	Year Ended December 31,	
	2011	2010
Diluted earnings per common share	$ 3.13	$ 1.06
Tax agreement expense including tax impacts of IPO and Secondary Offering	(0.63)	0.78
Derivative financial instruments	(0.02)	—
Expired significant broker contract	—	(0.10)
Adjusted EPS	$ 2.47	$ 1.74
Weighted-average shares outstanding	60.6	31.9

Adjusted EBITDA by Segment

	Year Ended December 31,	
	2011	2010
Owned and Operated Mines		
Adjusted EBITDA	$318.8	$286.3
Depreciation and depletion	(80.4)	(95.6)
Amortization	—	(3.2)
Accretion	(8.0)	(9.1)
Expired significant broker contract	—	8.2
Other	0.3	(0.1)
Operating income	230.6	186.5
Logistics and Related Activities		
Adjusted EBITDA	24.7	18.8
Depreciation and depletion	—	(0.1)
Derivative financial instruments	2.3	—
Operating income	27.0	18.8
Corporate and Other		
Adjusted EBITDA	8.1	16.3
Depreciation and depletion	(6.7)	(4.4)
Accretion	(4.5)	(3.4)
Earnings from unconsolidated affiliates, net of tax	(1.8)	(3.2)
Operating income	(5.0)	5.3
Eliminations		
Adjusted EBITDA	0.1	1.3
Operating income	0.1	1.3
Consolidated operating income	252.7	211.9
Interest income	0.6	0.6
Interest expense	(33.9)	(46.9)
Tax agreement expense	(19.9)	(19.7)
Other, net	(0.2)	0.2
Income tax expense	(11.4)	(32.0)
Earnings from unconsolidated affiliates, net of tax	1.8	3.2
Net income	$189.8	$117.2

Results of Operations

Revenue

The following table presents revenue (in millions except per ton amounts):

	Year Ended December 31,		Change	
	2011	2010	Amount	Percent
Owned and Operated Mines				
Coal revenue	$1,236.1	$1,154.7	$ 81.4	7.0
Realized price per ton sold	$ 12.92	$ 12.32	$ 0.60	4.9
Tons sold	95.6	93.7	1.9	2.0
Other revenue	$ 5.5	$ 0.2	$ 5.3	*
Logistics and Related Activities				
Revenue	$ 327.4	$ 205.4	$122.0	59.4
Corporate and Other				
Revenue	$ 50.9	$ 50.3	$ 0.6	1.2
Eliminations of Intersegment Sales				
Revenue	$ (66.2)	$ (39.8)	$(26.4)	66.3
Total Consolidated				
Revenue	$1,553.7	$1,370.8	$182.9	13.3

The increase in revenue in our Owned and Operated Mines segment was the result of an increase in the realized price per ton of coal sold and an increase in tons sold in 2011 compared to 2010, reflecting the strong demand for our coal and the ability of our operations to overcome the rail transportation disruptions which were the result of the severe flooding experienced throughout the Midwestern United States during the spring and summer of 2011. Other revenue consists primarily of dust suppressant additives billed to our customers.

Revenue for our Logistics and Related Activities segment increased primarily as a result of a higher volume of deliveries coordinated, including export contracts with delivered pricing terms that included logistics services, rail, and port charges. In addition, the prices that we earned for these services increased from 2010 to 2011. Our Asian delivered sales are priced broadly in line with a number of relevant international coal indices adjusted for energy content and other quality and delivery criteria. These indices include the Newcastle benchmark price, which is an established index for high Btu Australian thermal coal available to be loaded on a vessel at a coal terminal near Newcastle, north of Sydney. Based on the comparative quality and transport costs, our delivered sales are generally priced at approximately 60% to 70% of the forward Newcastle price.

Revenue for our Corporate and Other segment was not significantly different between the respective periods.

Cost of Product Sold

The following table presents cost of product sold (in millions except per ton amounts):

	Year Ended December 31,		Change	
	2011	2010	Amount	Percent
Owned and Operated Mines				
Cost of product sold	$ 872.6	$803.3	$ 69.3	8.6
Average cost per ton sold	$ 9.12	$ 8.57	$ 0.55	6.5
Other cost of product sold	$ 6.9	$ 1.2	$ 5.7	475.0
Logistics and Related Activities				
Cost of product sold	$ 294.2	$179.5	$114.7	63.9
Corporate and Other				
Cost of product sold	$ 43.8	$ 36.7	$ 7.1	19.3
Eliminations of intersegment sales				
Cost of product sold	$ (66.4)	$(41.1)	$(25.3)	61.6
Total Consolidated				
Cost of product sold	$1,151.1	$979.6	$171.5	17.5

The increase in the average cost per ton of coal sold for our Owned and Operated Mine segment is primarily the result of increases in costs related to the price of diesel fuel and lubricants as well as maintenance and repairs. Other cost of product sold primarily consists of the cost of the dust suppressant additives included in other revenue.

Cost of product sold for our Logistics and Related Activities segment increased primarily due to increases in volumes and freight rates on our coal sold on a delivered basis, including Asian export sales.

Cost of product sold for our Corporate and Other segment increased slightly due to higher costs per ton for broker sales and increased mining costs at the Decker mine.

Operating Income

The following table presents operating income (in millions):

	Year Ended December 31,		Change	
	2011	2010	Amount	Percent
Owned and Operated Mines				
Operating income	$230.6	$186.5	$ 44.1	23.6
Logistics and Related Activities				
Operating income	$ 27.0	$ 18.8	$ 8.2	43.6
Corporate and Other				
Operating income (loss)	$ (5.0)	$ 5.3	$(10.3)	(194.3)
Eliminations of intersegment sales				
Operating income	$ 0.1	$ 1.3	$ (1.2)	(92.3)
Total Consolidated				
Operating income	$252.7	$211.9	$ 40.8	19.3

In addition to those factors previously discussed, operating income for our Owned and Operated Mines segment increased due to lower allocated selling, general and administrative costs primarily due to lower incentive compensation and the elimination of amounts paid to Rio Tinto under the transition services agreement, which concluded during 2010. Depreciation and depletion expense decreased $15.7 million due to the successful federal coal lease awards during 2011 which increased our Antelope mine's life by approximately 12 years. This reduced the discounted value of the future liability of the asset retirement obligation ("ARO") and the resulting non-cash credit reduced depreciation and depletion expense as the change exceeded the carrying amount of the related asset retirement cost.

In addition to those factors previously discussed, operating income for our Logistics and Related Activities segment increased due to in the favorable mark-to-market impact from our international coal forward contracts of $2.3 million in 2011.

In addition to those factors previously discussed, operating income for our Corporate and Other segment was not significantly different between respective periods.

Other Expense

The following table presents other expense (in millions):

	Year Ended December 31,		Change	
	2011	2010	Amount	Percent
Other expense	$53.3	$65.9	$(12.6)	(19.1)

Other expense was reduced by a $20.4 million increase in the amount of interest expense capitalized partially offset by $7.9 million of additional imputed interest during the year ended December 31, 2011. The increase in capitalized and imputed interest was the result of additional interest on the West Antelope II North and South Coal Tracts, which were acquired in the second quarter of 2011.

Income Tax Provision

The following table presents income tax provision (in millions):

	Year Ended December 31,		
	2011	2010	Change
Income tax expense (CPE Inc.)	$11.4	$32.0	$(20.6)
Effective tax rate (CPE Inc.)	5.7%	21.9%	(16.2)%
Income tax expense (benefit) (CPE Resources)	$20.0	$(0.8)	$ 20.8
Effective tax rate (CPE Resources)	9.1%	(0.5)%	9.6%

CPE Inc.'s statutory income tax rate, including state income taxes, is 36%. The difference from that rate for the year ended December 31, 2011 is due primarily to changes in our valuation allowance resulting from the third quarter annual calculation of our estimate of future taxable income.

CPE Resources's statutory income tax rate, including state income taxes, is 36%. The difference from that rate for the year ended December 31, 2011 is due primarily to changes in our valuation allowance resulting from the third quarter annual calculation of our estimate of future taxable income. The effective tax rate for 2010 was also impacted by CPE Resources's change in status from an entity generally not subject to income taxes prior to the Secondary Offering to an entity that must now recognize taxes on a stand-alone, separate return basis.

Liquidity and Capital Resources

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Cash and cash equivalents	$197.7	$404.2	$340.1
Investments in marketable securities	80.3	75.2	—
Total	$278.0	$479.5	$340.1

In addition to our cash and cash equivalents, our primary sources of liquidity are cash from our operations, investments in marketable securities and borrowing capacity under CPE Resources's $500 million revolving credit facility. Subsequent to year-end, we executed an Accounts Receivable Securitization Facility ("A/R Securitization Program") with capacity of up to $75 million and organized a capital leasing program that could grow over time up to $150 million for some of our future capital equipment purchases. These programs will allow us to add flexibility and liquidity into our capital structure. For further details on the A/R Securitization Program, see below. Cash from operations depends on a number of factors beyond our control, such as the market price for our coal, the quantity of coal required by our customers, coal-fired electricity demand, regulatory changes and energy policies impacting our business, our costs of operating including the market price we pay for diesel fuel and other input costs, as well as costs of logistics including rail and port charges, and other risks and uncertainties, including those discussed in Item 1A "Risk Factors."

Investments in marketable securities include highly-liquid securities which are investment grade. Our investment policy has the objective of minimizing the potential risk of principal loss and is intended to limit our credit exposure to any single issuer. Individual securities have various maturity dates; however, it is our expectation that we could sell any individual security in the secondary market at short notice allowing for improved liquidity.

On June 3, 2011, CPE Resources entered into an Amended and Restated Credit Agreement (the "Amended Credit Agreement") which establishes a commitment to provide us with a $500 million senior secured revolving credit facility that can be used to borrow funds or issue letters of credit. The Amended Credit Agreement matures on June 3, 2016. We may request incremental term loans or increase the revolving commitments in an aggregate amount of up to $200 million subject to compliance with certain conditions. The Amended Credit Agreement imposes limitations on the ability of CPE Resources and its subsidiaries to make distributions and/or extend loans to CPE Inc.

The indenture governing the senior notes also imposes limitations on the ability of CPE Resources and its subsidiaries to make distributions, and to extend loans and advances, to CPE Inc. Such limitations, taken as a whole, are less restrictive than those contained in the Amended Credit Agreement. CPE Resources is required to make semi-annual interest payments on its senior notes, which commenced on June 15, 2010.

The limitations in both the Amended Credit Agreement and the indenture have not had, nor are they expected to have, a negative impact upon our ability to fund cash obligations.

The borrowing capacity under the Amended Credit Agreement is reduced by the amount of letters of credit issued. As of December 31, 2012, our borrowing capacity under the Amended Credit Agreement was $500 million. Our ability to borrow under our revolving credit facility is subject to the terms and conditions of the facility, including our compliance with financial and non-financial covenants.

We believe these sources will be sufficient to fund our primary ordinary course uses of cash for the next 12 months, which include our costs of coal production, coal lease installment payments for LBAs and other coal tracts, capital expenditures, interest on our debt, and payments on the tax agreement liability.

On June 29, 2012, we completed our acquisition of the Youngs Creek project and related coal and surface assets, including CX Ranch, from Chevron and CONSOL for $300 million. We utilized available cash on hand to fund the acquisition.

During 2012, we made principal and interest payments totalling $129.2 million on committed LBAs. We will continue to explore opportunities to increase our reserve base by acquiring additional coal and surface rights. If we are successful in future bids for coal rights and other growth strategies, our cash flows could be significantly impacted as we would be required to make associated payments. For existing LBAs, we will make payments of $79 million in 2013.

Our anticipated capital expenditures (excluding capitalized interest and federal lease payments), which we expect will be between $80 million and $110 million in 2013, include our estimates of expenditures necessary to keep our equipment fleets updated to maintain our mining productivity and competitive position and the addition of new equipment as necessary.

Based on our estimates, we expect to make payments on the tax agreement liability of $19.5 million in 2013, payments averaging approximately $12.6 million each year during 2014 to 2017, and additional payments in subsequent years.

If we do not have sufficient resources from ongoing operations to satisfy our obligations or the timing of payments on our obligations does not coincide with cash inflows from operations, we may need to use our cash on hand and marketable securities or borrow under our line of credit. If the obligation is in excess of these amounts, we may need to seek additional borrowing sources or take other actions. Depending upon existing circumstances at the time, we may not be able to obtain additional funding on acceptable terms or at all. In addition, our existing debt instruments contain restrictive covenants, which may prohibit us from borrowing under our revolving credit facility or pursuing certain alternatives to obtain additional funding.

CPE Resources and certain of our subsidiaries are parties to the A/R Securitization Program. In January 2013, we formed CPE Receivables LLC (the "SPE"), a special purpose, bankruptcy-remote wholly-owned subsidiary to purchase, subject to certain exclusions, in a true sale, trade receivables generated by certain of our subsidiaries without recourse (other than customary indemnification obligations for breaches of specific representations and warranties), and then transfer undivided interests in up to $75.0 million of those accounts receivable to a financial institution for cash borrowings for our ultimate benefit. There were no borrowings from the A/R Securitization Program at the time of filing. The SPE is consolidated into our financial statements.

Overview of Cash Transactions

We started 2012 with $479.5 million of unrestricted cash and cash equivalents and investments in marketable securities. After capital expenditures and generating cash from our operating activities, we concluded the year ended December 31, 2012 with cash, cash equivalents and investments in marketable securities of $278.0 million. The $300 million Youngs Creek project acquisition was funded utilizing available cash on hand. During the year ended December 31, 2012, we were able to negotiate lower collateral requirements with the remainder of our surety bond providers thereby releasing the remaining $71.2 million of restricted cash. Additionally, we replaced our $10.5 million letter of credit that we used to secure our 50% share of additional reclamation obligations at the Decker mine with a $4.5 million deposit to a Decker reclamation trust, included within other long-term assets.

Cash Flows

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Beginning balance—cash and cash equivalents	$ 404.2	$ 340.1	$ 268.3
Net cash provided by operating activities	247.4	296.8	324.8
Net cash used in investing activities(1)	(347.9)	(175.7)	(192.0)
Net cash used in financing activities	(106.0)	(57.0)	(61.0)
Ending balance—cash and cash equivalents	$ 197.7	$ 404.2	$ 340.1
Beginning balance—marketable securities	$ 75.2	$ —	$ —
Ending balance—marketable securities(1)	$ 80.3	$ 75.2	$ —

(1) Included in net cash used in investing activities is the purchase of marketable securities which are highly-liquid securities that are generally investment grade or better and are held as trading securities. Individual securities have various maturity dates; however, it is our expectation that we could sell any individual security in the secondary market allowing for improved liquidity.

Cash flows of CPE Inc. and CPE Resources are not significantly different.

The decrease in cash provided by operating activities from 2011 to 2012 was due to a decrease in net income as adjusted for noncash items and a decrease in working capital changes, primarily due to a decrease in accounts payable and accrued expenses and payments on the tax agreement liability partially offset by cash received from the settlement of derivative financial instruments. The decrease in accounts payable and accrued expenses was driven largely by the timing of payments made and the payment of LBA interest.

The decrease in cash provided by operating activities from 2010 to 2011 was due to a decrease in working capital changes, primarily due to an increase in accounts receivable and payments on the tax agreement liability partially offset by an increase in net income as adjusted for noncash items. The increase in accounts receivable was driven largely by higher revenue in December 2011 as compared to December 2010.

The increase in cash used in investing activities from 2011 to 2012 was primarily due to the acquisition of the Youngs Creek project, an increase in the cash paid for capitalized interest, and reduced restricted cash releases partially offset by a reduction in the cash paid for property, plant and equipment. In addition, in 2011, we made initial payments on federal coal leases of $69.4 million and investments in marketable securities of $75.2 million as compared to net investments of only $5.1 million in 2012.

The decrease in cash used in investing activities from 2010 to 2011 was primarily related to our surety bond obligations. Net restricted cash deposits of $101.9 million occurred in the year ended December 31, 2010 compared to restricted cash releases of $111.0 million in the year ended December 31, 2011 following a negotiated reduction of collateral required. This decrease in cash used in investing activities was partially offset by increased purchases of property, plant and equipment, initial payments on federal coal lease obligations, and investments made in marketable securities. Purchases during the year ended December 31, 2011 for property, plant and equipment included payments for haul trucks received in 2010, payments for surface land associated with federal and privately held mineral rights, and cash interest capitalized.

The increase in cash used in financing activities from 2011 to 2012 was primarily due to principal payments on federal coal leases of $102.2 million in 2012 as compared to $54.6 million in 2011.

The decrease in cash used in financing activities from 2010 to 2011 primarily was due to distributions to Rio Tinto totaling $10.2 million made in 2010 compared to none in 2011 partially offset by a small increase in the principal portion of payments on federal coal leases and the payment of debt issuance costs of $2.2 million in 2011 related to our Amended Credit Agreement.

Senior Notes

We refer to the $300 million senior notes due December 15, 2017 (the "2017 Notes") and the $300 million senior notes due December 15, 2019 (the "2019 Notes") collectively as the "senior notes." The 2017 Notes and 2019 Notes bear interest at fixed annual rates of 8.25% and 8.50%, respectively. There is no mandatory redemption or sinking fund payments for the senior notes and interest payments are due semi-annually on June 15 and December 15. Subject to certain limitations, we may redeem the 2017 Notes by paying specified redemption prices in excess of their principal amount prior to December 15, 2015, or by paying their principal amount thereafter. Similarly, we may redeem the 2019 Notes by paying specified redemption prices in excess of their principal amount prior to December 15, 2017, or by paying their principal amount thereafter.

The senior notes are jointly and severally guaranteed by all of our existing and future restricted subsidiaries that guarantee our debt under our credit facility. See "—Senior Secured Revolving Credit Facility" below. Substantially all of our consolidated subsidiaries, excluding Decker Coal Company, are considered to be restricted subsidiaries and guarantee the senior notes.

The indenture governing the senior notes, among other things, limits our ability and the ability of our restricted subsidiaries to incur additional indebtedness and issue preferred equity; pay dividends or distributions; repurchase equity or repay subordinated indebtedness; make investments or certain other restricted payments; create liens; sell assets; enter into agreements that restrict dividends, distributions or other payments from restricted subsidiaries; enter into transactions with affiliates; and consolidate, merge or transfer all or substantially all of their assets and the assets of their restricted subsidiaries on a combined basis.

Upon the occurrence of certain transactions constituting a "change in control" as defined in the indenture, holders of our notes could require us to repurchase all outstanding notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

Senior Secured Revolving Credit Facility

On June 3, 2011, CPE Resources entered into the Amended Credit Agreement. The Amended Credit Agreement establishes a commitment to provide us with a $500 million senior secured revolving credit facility, which can be used to borrow funds or issue letters of credit. Subject to the satisfaction of certain conditions, we may elect to increase the size of the revolving credit facility and/or request the addition of one or more new tranches of term loans in a combined amount of up to $200 million. Our obligations under the credit facility are secured by substantially all of CPE Resources's assets and substantially all of the assets of certain of CPE Resources's subsidiaries, subject to certain permitted liens and customary exceptions for similar coal financings. Our obligations under the credit facility are also supported by a guarantee by CPE Resources's domestic restricted subsidiaries. The credit facility matures on June 3, 2016. As of December 31, 2012, no letters of credit and no cash borrowings were outstanding under the credit facility.

The Amended Credit Agreement replaced our previous $400 million revolving credit facility agreement dated November 25, 2009. There were no borrowings outstanding under the previous credit facility at the time of replacement or at December 31, 2010. At the time of refinancing, we recorded a charge of $1.0 million to write off certain deferred financing costs as certain banks of the syndicate changed and recorded $2.2 million of new deferred financing costs. The aggregate deferred financing costs are being amortized on a straight-line basis to interest expense over the five-year term of the Amended Credit Agreement.

On June 14, 2012, CPE Resources entered into Amendment No. 1 to the Amended Credit Agreement, which provides for amendments to certain covenants to provide CPE Resources with incremental flexibility regarding foreign subsidiaries, among other things.

On January 18, 2013, CPE Resources entered into Amendment No. 2 to the Amended Credit Agreement and Amendment No. 1 to the Security Agreement, which provides for amendments to allow for the release of certain types of liens, among other things.

Loans under the credit facility bear interest at the London Interbank Offered Rate ("LIBOR") plus an applicable margin of between 1.75% and 2.50%, depending on CPE Resources's leverage ratio. We pay the lenders a commitment fee between 0.25% and 0.50% per year, depending on CPE Resources's leverage ratio, on the unused amount of the credit facility. Letters of credit issued under the credit facility, unless drawn upon, will incur a per annum fee from the date at which they are issued between 1.75% and 2.50% (2.50% at December 31, 2012) depending on CPE Resources's leverage ratio. Letters of credit that are drawn upon are converted to loans. In addition, in connection with the issuance of a letter of credit, we are required to pay the issuing bank a fronting fee of 0.25% per annum.

The Amended Credit Agreement contains financial covenants based on EBITDA (which is defined in the Amended Credit Agreement, and is not the same as EBITDA or Adjusted EBITDA otherwise presented) requiring us to maintain defined minimum levels of interest coverage and providing for a limitation on our leverage ratio. Specifically, the Amended Credit Agreement requires us to maintain (a) a ratio of EBITDA to consolidated net cash interest expense equal to or greater than (i) 2.50 to 1 through June 30, 2013 and (ii) 2.75 to 1 from July 1, 2013 to maturity, and (b) a ratio of funded debt to EBITDA equal to or less than (i) 3.75 to 1 through June 30, 2013 and (ii) 3.50 to 1 from July 1, 2013 to maturity. Our federal coal lease obligations are not considered debt under our covenant calculations.

The Amended Credit Agreement also requires us to comply with non-financial covenants that restrict certain corporate activities. These covenants include restrictions on our ability to incur additional debt and pay dividends, among other restrictive covenants. The Amended Credit Agreement also contains customary events of default with customary grace periods and thresholds. Our ability to access the available funds under the credit facility may be prohibited in the event that we do not comply with the covenant requirements or if we default on our obligations under the Amended Credit Agreement. At December 31, 2012, we were in compliance with the covenants contained in our Amended Credit Agreement.

Under the Amended Credit Agreement, the subsidiaries of CPE Inc. are permitted to make distributions to CPE Inc. to enable it to pay federal, state and local income and certain other taxes it incurs that are attributable to the business and operations of its subsidiaries and to enable CPE Inc. to pay amounts on the tax agreement liability. In addition, as long as no default under the Amended Credit Agreement exists, the subsidiaries of CPE Inc. also may make annual distributions to CPE Inc. to fund dividends or repurchases of CPE Inc.'s stock and additional distributions in accordance with certain distribution limits in the Amended Credit Agreement. Finally, the subsidiaries of CPE Inc. may make loans to CPE Inc. subject to certain limitations in the Amended Credit Agreement.

Federal Coal Lease Obligations

Our federal coal lease obligations consist of amounts payable to the BLM under leases, each of which require five equal annual payments. The remaining aggregate annual payments under our existing federal coal leases were as follows as of December 31, 2012 (in millions):

	2013	2014	2015	2016
North Maysdorf (Cordero Rojo mine)	$ 9.6	$ —	$ —	$—
WAII North (Antelope mine)	59.5	59.5	59.5	—
WAII South (Antelope mine)	9.9	9.9	9.9	—
Total	$79.0	$69.4	$69.4	$—

We recognize imputed interest on federal coal leases based on an estimate of the credit-adjusted, risk-free rates reflecting our estimated credit rating at the inception of the lease. The carrying value reported on our balance sheet of our federal coal lease obligations was $186.1 million as of December 31, 2012. Additional amounts may be incurred should we bid and win additional coal leases in the future.

Off-Balance Sheet Arrangements

In the normal course of business, we are party to a number of arrangements that secure our performance under certain legal obligations. These arrangements include letters of credit and surety bonds. We use these arrangements primarily to comply with federal and state laws that require us to secure the performance of certain long-term obligations, such as mine closure or reclamation costs, coal lease obligations, state workers' compensation, and federal black lung liabilities. These arrangements are typically renewable annually. Liabilities related to these arrangements are not reflected in our consolidated balance sheets.

As of December 31, 2012, we used surety bonds to secure outstanding obligations as follows (in millions):

Reclamation obligations(1)	$576.0
Lease obligations(2)	33.8
Other obligations(3)	0.5
Total off-balance sheet obligations	$610.3

(1) Reclamation obligations include amounts to secure performance related to our outstanding obligations to reclaim areas disturbed by our mining activities and are a requirement under our state mining permits.

(2) Lease obligations include amounts generally required as a condition to state or federal coal leases; the amounts vary and are mandated by the governing agency.

(3) Other obligations include amounts required for exploration permits, water well construction and monitoring, exporting, and other miscellaneous items as mandated by applicable governing agencies.

Our outstanding surety bonds in respect of our reclamation, lease and other obligations were $610.3 million at December 31, 2012 (including our obligations with respect to the Decker mine of $70.7 million) and are required by law. State statutes regulate and determine the calculation of the amounts of the bonds that we are required to hold. We do not believe that these state-mandated estimates are a true reflection of what our actual reclamation costs will be. Reclamation bond amounts represent an estimate of the near-term reclamation liability that assumes reclamation activities will be performed by a third party during the next one to five years. Because this evaluation is near-term, it is recalculated on a frequent basis, often annually. The basis for calculating bond requirements is substantially different than the requirements that apply to the determination of our ARO liability on our consolidated balance sheet, which is determined in accordance with U.S. GAAP. The state calculates our specific bond requirements considering assumed costs that the state would incur if they were required to complete the reclamation on our behalf. Additionally, where a multi-year bond, such as a three to five-year bond, is put into place, the state regulatory authority requires that the reclamation liability be calculated for the highest cost scenario over that period.

The carrying amount of our reclamation obligations, as determined in accordance with U.S. GAAP, which are reported in our consolidated financial statements as ARO liabilities, was $240.6 million at December 31, 2012 (including $74.4 million with respect to the Decker mine), $1.6 million of which is classified as a current liability. We estimate our ARO liabilities based on disturbed acreage to date and the estimated cost of a third party to perform the work. The estimated ARO liabilities are also based on engineering studies and our engineering expertise related to the reclamation requirements. We also assume that reclamation will be completed after the end of the mine life based on our current reclamation area profiles, which may be a different land disturbance assumption than the state requires, as we generally perform reclamation concurrently with our mining activities. Finally, the carrying amount of our ARO liabilities reflects discounting of estimated reclamation costs using credit-adjusted, risk-free rates. For a discussion of the risks relating to our reclamation obligations, see Item 1A "Risk Factors—Risks Related to Our Business and Industry—If the assumptions underlying our reclamation and mine closure obligations are materially inaccurate, our costs could be significantly greater than anticipated."

Because we are required by state and federal law to have these bonds or letters of credit in place before mining can commence, or continue, our failure to maintain surety bonds, letters of credit, or other guarantees or security arrangements would materially adversely affect our ability to mine or lease coal. That failure could result from a variety of factors including lack of availability, higher expense or unfavorable market terms, the exercise by third-party surety bond issuers of their right to refuse to renew the surety and restrictions on availability of collateral for current and future third-party surety bond issuers under the terms of any credit facility then in place. See Note 15 of Notes to Consolidated Financial Statements in Item 8.

Contractual Obligations

As of December 31, 2012, we had the following contractual obligations (in millions):

	Total	2013	2014 - 2015	2016 - 2017	2018 and Thereafter
Senior notes(1)	$ 600.0	$ —	$ —	$300.0	$300.0
Coal lease obligations(2)	188.9	65.0	122.9	—	1.0
Interest related to long-term obligations(3)	334.1	66.2	116.4	100.5	51.0
Operating and capital lease obligations	6.1	1.1	2.0	1.6	1.4
Coal purchase obligations(4)	28.6	28.6	—	—	—
Transportation and supplies(5)	183.9	57.8	42.5	23.3	60.3
Capital expenditure obligations(4)	44.0	20.3	—	—	23.7
Total	$1,385.6	$239.0	$283.8	$425.4	$437.4

(1) CPE Resources issued $600 million aggregate principal amount of senior notes in two tranches due 2017 and 2019. CPE Resources also has entered into a $500 million Amended Credit Agreement, none of which had been drawn as of December 31, 2012. See Note 11 of Notes to Consolidated Financial Statements in Item 8.

(2) Coal lease obligations include our discounted payment obligations under federal coal leases, private coal leases and land purchase notes. See Note 12 of Notes to Consolidated Financial Statements in Item 8.

(3) As of December 31, 2012, we had outstanding commitments for interest related to our senior notes, private coal lease and land purchase notes, and imputed interest for our federal coal lease obligations. See Notes 11 and 12 of Notes to Consolidated Financial Statements in Item 8.

(4) As of December 31, 2012, we had outstanding commitments for coal purchases and capital expenditures which are not included on our consolidated balance sheet. See Note 15 of Notes to Consolidated Financial Statements in Item 8.

(5) As of December 31, 2012, we had outstanding commitments for transportation of $159.4 million and commitments for the purchase of supplies to be used in our mining operations of $24.6 million. See Note 15 of Notes to Consolidated Financial Statements in Item 8.

This table does not include our estimated AROs. As discussed in "Critical Accounting Policies and Estimates—Asset Retirement Obligations" below, the current and noncurrent carrying amount of our AROs involves a number of estimates, including the amount and timing of the payments to satisfy these obligations. The timing of payments is based on numerous factors, including projected mine closing dates. Based on our assumptions, the carrying amount of our AROs (excluding concurrent reclamation and amounts due in the current period) as determined in accordance with U.S. GAAP is $240.6 million as of December 31, 2012. See Note 13 of Notes to Consolidated Financial Statements in Item 8.

This table does not include our contractual obligations related to an agreement we entered into in April 2008 to purchase land adjacent to our Antelope mine, whereby the seller may require us to pay a purchase price of up to $23.7 million, which will close between April 2013 and April 2018.

This table does not include payments that we expect to make on the tax agreement liability. We have recognized a $116.5 million liability for our estimated payments we expect to pay RTEA, of which $19.5 million and $97.0 million is classified as current and noncurrent, respectively, as of December 31, 2012. The estimated liability is based on forecasts of future taxable income over the anticipated life of our mining operations and reclamation activities, assuming no additional coal reserves are acquired. The assumptions used in our forecasts are subject to substantial uncertainty about our future business operations and the actual payments that we are required to make on the tax agreement liability could differ materially from our estimates. Based on our estimates as of December 31, 2012, we expect to make payments of $19.5 million in 2013, payments averaging approximately $12.6 million each year during 2014 to 2017 and additional payments in subsequent years. See Item 1A "Risk Factors—Other Risks Related to Our Corporate Structure and Common Stock—We are required to pay RTEA for most of the tax benefits we may claim as a result of the tax basis step-up we received in connection with the IPO, related IPO structuring transactions and Secondary Offering. In certain cases, payments to RTEA may be accelerated or exceed our actual cash tax savings. These provisions may deter a change in control of our company."

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements and related disclosures in accordance with accounting principles generally accepted in the U.S. requires us to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, and revenue and expenses, as well as the disclosure of contingent assets and liabilities. We base our judgments, estimates, and assumptions on historical information and other known factors that we deem relevant. Estimates are inherently subjective, as significant management judgment is required regarding the assumptions utilized to calculate accounting estimates in our consolidated financial statements, including the notes thereto. Actual results could differ materially from the amounts reported based on variability in factors affecting these consolidated financial statements. Our significant accounting policies are described in Note 3 of Notes to Consolidated Financial Statements in Item 8. This section describes those accounting policies and estimates that we believe are critical to understanding our consolidated financial statements.

Revenue Recognition

We recognize revenue from a sale when persuasive evidence of an arrangement exists, the price is determinable, the product has been delivered, title has transferred to the customer and collection of the sales price is reasonably assured. Some coal supply agreements provide for price adjustments based on variations in quality characteristics of the coal shipped. In certain cases, a customer's analysis of the coal quality is binding and the results of the analysis are received on a delayed basis. In these cases, we estimate the amount of the quality adjustment and adjust the estimate to actual when the information is provided by the customer. Historically, such adjustments have not been material.

Asset Retirement Obligations

Our AROs arise from the Surface Mining Control and Reclamation Act ("SMCRA") and similar state statutes. These regulations require that we, upon closure of a mine, restore the mine property in accordance with an approved reclamation plan issued in conjunction with our mining permit. Our AROs are recorded initially using estimates of future third-party costs.

To determine our AROs, we calculate on a mine-by-mine basis the present value of estimated future reclamation cash flows based upon each mine's permit requirements, estimates of the current disturbed acreage subject to reclamation, which is based upon approved mining plans, estimates of future reclamation costs, and assumptions regarding the mine's productivity, which are based on engineering estimates that include estimates of volumes of earth and topsoil to be moved, the purchase and use of particular pieces of large mining equipment to move the earth, and the operating costs for those pieces of equipment. These cash flow estimates are discounted at credit-adjusted, risk-free rates to arrive at a present value of estimated future reclamation costs. Upon initial recognition of the liability, a corresponding amount is capitalized as part of the carrying value of the related long-lived asset.

The amount recorded as an ARO for a mine may change as a result of mining permit changes granted by mining regulators, changes in the timing of mining activities and the mine's productivity from original estimates and changes in the estimated costs or the timing of reclamation activities. We periodically update estimates of cash expenditures to meet each mine's reclamation requirements and we adjust the ARO to fair value in accordance with U.S. GAAP, which generally requires a measurement of the present value of any change in estimated reclamation costs using credit-adjusted, risk-free rates. If a reduction of the asset retirement obligation exceeds the carrying amount of the related asset retirement cost, the adjustment is recorded as a reduction of depletion expense. Annually, we analyze AROs on a mine-by-mine basis and, if necessary, adjust the balance to take into account any changes in estimates. In addition, on an interim basis, we may update the liability based on significant changes to the life of mine.

Tax Agreement Liability

We have recognized a tax agreement liability reflecting our estimate of the undiscounted amounts that we expect to pay to RTEA under this agreement. Periodically, we adjust the liability based on an updated estimate of the amounts that we expect to pay, using assumptions consistent with those used in our concurrent estimate of the deferred tax asset valuation allowance. These periodic adjustments to the tax agreement liability are reflected in our consolidated pretax income, and may also result in corresponding adjustments to our income tax expense and deferred income tax accounts. Increases in our estimates of future taxable income through, for example, acquisitions of additional coal reserves increase the likelihood of our future profitability, and therefore, are likely to increase our tax agreement liability and related deferred tax asset in the future. Although our periodic adjustments to the deferred tax asset valuation allowance and tax agreement liability are based on consistent assumptions, the calculations required to determine these estimates differ in certain respects and the related adjustments will not have offsetting or proportionate effects on our earnings. In addition, our estimates reflect assumptions about future events that are inherently uncertain. Accordingly, our periodic adjustments to the deferred tax asset valuation allowance and the tax agreement liability may have material and unpredictable effects on our consolidated financial statements.

Seasonality

Our customers generally respond to seasonal variations in electricity demand based upon the number of heating degree days and cooling degree days. Due to utility stockpile management, our coal sales do not experience the same direct seasonal volatility; however, extended mild weather patterns can impact the demand for our coal. Our sales typically benefit from decreases in customers' stockpiles due to high electricity demand. Conversely, when these stockpiles increase, demand for our coal will typically soften. Further, our ability to deliver coal is impacted by the seasons. For example, in the spring and summer of 2011, the Midwest region experienced severe flooding which disrupted rail service to mines in the PRB and affected the ability of those customers who were impacted by the flooding to take coal deliveries.

Global Climate Change

Enactment of laws or passage of regulations regarding emissions from the combustion of coal by the U.S. or some of its states or by other countries, or other actions to limit such emissions, could result in electricity generators switching from coal to other fuel sources. Additionally, the creation and issuance of subsidies designed to encourage use of alternative energy sources could decrease the demand of coal as an energy source. The potential financial impact on us of future laws, regulations, or subsidies will depend upon the degree to which electricity generators diminish their reliance on coal as a fuel source as a result of the laws, regulations or subsidies. That, in turn, will depend on a number of factors, including the appeal and design of the subsidies being offered, the specific requirements imposed by any such laws or regulations such as mandating use by utilities of renewable fuel sources, the time periods over which those laws or regulations would be phased in and the state of commercial development and deployment of carbon capture and storage technologies. In view of the significant uncertainty surrounding each of these factors, it is not possible for us to reasonably predict the impact that any such laws or regulations may have on our results of operations, financial condition or cash flows. See Item 1 "Business—Environmental and Other Regulatory Matters—Global Climate Change" and Item 1A "Risk Factors" for additional discussion regarding how climate change and other environmental regulatory matters impact our business.

Newly Adopted Accounting Standards and Recently Issued Accounting Pronouncements

See Note 3 of Notes to Consolidated Financial Statements in Item 8 for a discussion of newly adopted accounting standards and recently issued accounting pronouncements.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk.***

We define market risk as the risk of economic loss as a consequence of the adverse movement of market rates and prices. We believe our principal market risks are commodity price risk, interest rate risk and credit risk.

Commodity Price Risk

Market risk includes the potential for changes in the market value of our coal portfolio. Historically, we have principally managed the commodity price risk for our coal contract portfolio through the use of long-term coal supply agreements of varying terms and durations. As of December 31, 2012, we had committed to sell approximately 89 million tons during 2013, of which 81 million tons are under fixed-price contracts. A $1 change to the average coal sales price per ton for these 8 million unpriced tons would result in an approximate $8 million change to the coal sales revenue. In addition, we entered into certain forward financial contracts linked to Newcastle coal prices to help manage our exposure to variability in future international coal prices. As of December 31, 2012, we held coal forward contracts for approximately 1.1 million tons which will settle between 2012 and 2016. A $1 change to the market index price per ton for these coal forward contracts would result in an approximate $1.1 million change to operating income.

We also face price risk involving other commodities used in our production process, primarily diesel fuel. Based on our projections of our usage of diesel fuel for the next 12 months, and assuming that the average cost of diesel fuel increases by 10%, we would incur additional fuel costs of approximately $10.8 million over the next 12 months. In addition, during the second quarter of 2012, we commenced the use of costless collars to manage certain exposures to diesel fuel prices. As the band of the costless collar is greater than 10%, it had no impact on this calculation. The terms of the program are disclosed in Note 7 of Notes to Consolidated Financial Statements in Item 8. While we would not receive the full benefit of extreme price decreases, the collars mitigate the risk of extreme crude oil price increases and thereby increased diesel costs that would otherwise have a negative impact on cash flow.

Interest Rate Risk

Our Amended Credit Agreement is subject to an adjustable interest rate. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Secured Revolving Credit Facility." We had no outstanding borrowings under our credit facility as of December 31, 2012. If we borrow funds under the revolving credit facility, we may be subject to increased sensitivity to interest rate movements. Any future debt arrangements that we enter into may also have adjustable interest rates that may increase our sensitivity to interest rate movements.

Credit Risk

We are exposed to credit loss in the event of non-performance by our counterparties, which may include end-use customers, trading houses, brokers, and financial institutions that serve as counterparties to our derivative financial instruments and hold our investments. We attempt to manage this exposure by entering into agreements with counterparties that meet our credit standards and that are expected to fully satisfy their obligations under the contracts. These steps may not always be effective in addressing counterparty credit risk.

When appropriate (as determined by our credit management function), we have taken steps to reduce our credit exposure to customers that do not meet our credit standards or whose credit has deteriorated. These steps include obtaining letters of credit and requiring prepayments for shipments. See Item 1A "Risk Factors—Risks Related to Our Business and Industry—*We are exposed to counterparty risk with our customers, trading partners, financial institutions, and other parties with whom we conduct business*."

Item 8. ***Financial Statements and Supplementary Data.***

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Cloud Peak Energy Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of Cloud Peak Energy Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Denver, CO
February 13, 2013

Report of Independent Registered Public Accounting Firm

To the Member of Cloud Peak Energy Resources LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of Cloud Peak Energy Resources LLC and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Denver, CO
February 13, 2013

CLOUD PEAK ENERGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(in thousands, except per share data)

	Year Ended December 31,		
	2012	2011	2010
Revenue	$1,516,772	$1,553,661	$1,370,761
Costs and expenses			
Cost of product sold (exclusive of depreciation, depletion, amortization and accretion, shown separately)	1,132,399	1,151,117	979,573
Depreciation and depletion	94,575	87,127	100,023
Amortization	—	—	3,197
Accretion	13,189	12,469	12,499
Derivative financial instruments	(22,754)	(2,275)	—
Selling, general and administrative expenses	54,548	51,061	63,594
Other operating costs	2,949	1,419	—
Total costs and expenses	1,274,906	1,300,918	1,158,886
Operating income	241,866	252,743	211,875
Other income (expense)			
Interest income	1,086	592	565
Interest expense	(36,327)	(33,866)	(46,938)
Tax agreement benefit (expense)	29,000	(19,854)	(19,669)
Other, net	(847)	(170)	157
Total other expense	(7,088)	(53,298)	(65,885)
Income before income tax provision and earnings from unconsolidated affiliates	234,778	199,445	145,990
Income tax expense	(62,614)	(11,449)	(31,982)
Earnings from unconsolidated affiliates, net of tax	1,556	1,801	3,189
Net income	173,720	189,797	117,197
Less: Net income attributable to noncontrolling interest	—	—	83,460
Net income attributable to controlling interest	173,720	189,797	33,737
Other comprehensive income			
Retiree medical plan amortization of prior service costs	1,575	1,305	1,405
Retiree medical plan adjustment	(4,665)	(5,602)	(3,587)
Decker pension adjustments	204	(1,885)	295
Income tax on retiree medical plan and pension adjustments	1,039	2,226	916
Other comprehensive income	(1,847)	(3,956)	(971)
Total comprehensive income	171,873	185,841	116,226
Less: Comprehensive income attributable to the noncontrolling interest	—	—	(84,114)
Total comprehensive income attributable to controlling interest	$ 171,873	$ 185,841	$ 32,112
Earnings per common share attributable to controlling interest:			
Basic	$ 2.89	$ 3.16	$ 1.06
Diluted	$ 2.85	$ 3.13	$ 1.06
Weighted-average shares outstanding—basic	60,093	60,004	31,889
Weighted-average shares outstanding—diluted	60,927	60,637	31,889

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD PEAK ENERGY INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets		
Cash and cash equivalents	$ 197,691	$ 404,240
Investments in marketable securities	80,341	75,228
Restricted cash	—	71,245
Accounts receivable	76,117	95,247
Due from related parties	1,561	471
Inventories, net	81,675	71,648
Deferred income taxes	28,112	37,528
Derivative financial instruments	13,785	2,275
Other assets	16,513	13,019
Total current assets	495,795	770,901
Noncurrent assets		
Property, plant and equipment, net	1,678,294	1,350,135
Goodwill	35,634	35,634
Deferred income taxes	101,075	132,828
Other assets	40,525	29,821
Total assets	$2,351,323	$2,319,319
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable	$ 49,589	$ 71,427
Royalties and production taxes	129,351	136,072
Accrued expenses	50,364	65,928
Current portion of tax agreement liability	19,485	19,113
Current portion of federal coal lease obligations	63,191	102,198
Other liabilities	2,770	4,971
Total current liabilities	314,750	399,709
Noncurrent liabilities		
Tax agreement liability, net of current portion	97,053	151,523
Senior notes	596,506	596,077
Federal coal lease obligations, net of current portion	122,928	186,119
Asset retirement obligations, net of current portion	238,991	192,707
Other liabilities	50,073	42,795
Total liabilities	1,420,301	1,568,930
Commitments and Contingencies (Note 15)		
Equity		
Common stock ($0.01 par value; 200,000 shares authorized; 61,114 and 60,923 shares issued and 60,839 and 60,923 outstanding at December 31, 2012 and 2011, respectively)	608	609
Treasury stock 276 shares and 0 shares at December 31, 2012 and 2011, respectively	(5,390)	—
Additional paid-in capital	550,452	536,301
Retained earnings	405,813	232,093
Accumulated other comprehensive loss	(20,461)	(18,614)
Total equity	931,022	750,389
Total liabilities and equity	$2,351,323	$2,319,319

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD PEAK ENERGY INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands)

	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total
	Shares	Amount	Shares	Amount					
Balances at December 31, 2009	31,449	$314	—	$ —	$251,083	$ 8,459	$ (6,951)	$ 192,573	$445,478
Comprehensive income:									
Net income				—	—	33,737	—	83,460	117,197
Postemployment benefit adjustment, net of tax				—	—	—	(1,625)	654	(971)
Total comprehensive income				—	—	33,737	(1,625)	84,114	116,226
Adjustment to beginning balance, tax agreement liability				—	2,414	—	—	—	2,414
Stock compensation				—	7,234	—	—	—	7,234
Restricted stock issuance	29	1		—	(1)	—	—	—	—
Distributions to Rio Tinto				—	—	—	—	(10,203)	(10,203)
Change in ownership allocation				—	—	100	—	(100)	—
Effects of Secondary Offering	29,400	294		—	242,222	—	(6,082)	(266,384)	(29,950)
Balances at December 31, 2010	60,878	609	—	—	502,952	42,296	(14,658)	—	531,199
Comprehensive income:									
Net income				—	—	189,797	—	—	189,797
Postemployment benefit adjustment, net of tax				—	—	—	(3,956)	—	(3,956)
Total comprehensive income				—	—	189,797	(3,956)	—	185,841
Tax impact of Secondary Offering				—	24,546	—	—	—	24,546
Stock compensation				—	8,803	—	—	—	8,803
Restricted stock issuance, net of forfeitures	45	—		—	—	—	—	—	—
Balances at December 31, 2011	60,923	609	—	—	536,301	232,093	(18,614)	—	750,389
Comprehensive income:									
Net income				—		173,720	—	—	173,720
Postemployment benefit adjustment, net of tax				—		—	(1,847)	—	(1,847)
Total comprehensive income				—		173,720	(1,847)	—	171,873
Excess tax benefits related to equity-based compensation	—	—	—	—	1,201	—	—	—	1,201
Employee stock purchases	69	1	—	—	1,087	—	—	—	1,088
Stock compensation	—	—	—	—	11,796	—	—	—	11,796
Restricted stock issuance, net of forfeitures	119	1	—	—	(1)	—	—	—	—
Employee common stock withheld to cover withholding taxes	(276)	(3)	276	(5,390)	3	—	—	—	(5,390)
Exercise of stock options	4	—	—	—	65	—	—	—	65
Balances at December 31, 2012	60,839	$608	276	$(5,390)	$550,452	$405,813	$(20,461)	$ —	$931,022

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD PEAK ENERGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		
	2012	2011	2010
Cash flows from operating activities			
Net income	$ 173,720	$ 189,797	$ 117,197
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion, and amortization	94,575	87,127	103,220
Accretion	13,189	12,469	12,499
Earnings from unconsolidated affiliates	(1,556)	(1,801)	(3,189)
Distributions of income from unconsolidated affiliates	1,023	5,250	35
Deferred income taxes	42,210	(11,224)	28,503
Tax agreement (benefit) expense	(29,000)	19,854	19,669
Stock compensation expense	11,796	8,796	7,234
Mark-to-market gains	(22,754)	(2,275)	—
Other	11,795	11,506	5,377
Changes in operating assets and liabilities:			
Accounts receivable	18,632	(30,074)	17,636
Inventories, net	(9,077)	(6,452)	(638)
Due to or from related parties	(1,090)	(37)	7,906
Other assets	(4,486)	4,436	(10,090)
Accounts payable and accrued expenses	(32,137)	26,327	27,040
Tax agreement liability	(25,097)	(9,409)	(1,685)
Asset retirement obligations	(5,632)	(7,506)	(5,938)
Settlement of derivatives	11,244	—	—
Net cash provided by operating activities	247,355	296,784	324,776
Investing activities			
Acquisitions of Youngs Creek and CX Ranch coal and land assets	(300,377)	—	—
Purchases of property, plant and equipment	(53,550)	(108,733)	(65,041)
Cash paid for capitalized interest	(50,119)	(33,989)	(26,598)
Investments in marketable securities	(67,576)	(75,228)	—
Maturity and redemption of investments	62,463	—	—
Investment in development projects	(7,389)	—	—
Initial payment on federal coal leases	—	(69,407)	—
Return of restricted cash	71,244	110,972	116,533
Partnership escrow deposit	(4,470)	—	—
Deposit of restricted cash	—	—	(218,425)
Other	1,909	713	1,511
Net cash used in investing activities	(347,865)	(175,672)	(192,020)
Financing activities			
Principal payments on federal coal leases	(102,198)	(54,630)	(50,768)
Proceeds from issuance of common stock	65	—	—
Distributions to former parent	—	—	(10,203)
Other	(3,906)	(2,343)	—
Net cash used in financing activities	(106,039)	(56,973)	(60,971)
Net increase (decrease) in cash and cash equivalents	(206,549)	64,139	71,785
Cash and cash equivalents at beginning of period	404,240	340,101	268,316
Cash and cash equivalents at end of period	$ 197,691	$ 404,240	$ 340,101
Supplemental cash flow disclosures:			
Interest paid	$ 84,201	$ 62,792	$ 69,317
Income taxes paid, net	$ 27,017	$ 6,161	$ 9,120
Supplemental noncash investing and financing activities:			
Obligations to acquire federal coal leases and other mineral rights	$ —	$ 224,658	$ —
Noncash interest capitalized	$ 7,845	$ 16,092	$ 6,896
Capital expenditures included in accounts payable	$ 4,579	$ 10,893	$ 37,541

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD PEAK ENERGY RESOURCES LLC
(SUBSIDIARY OF CLOUD PEAK ENERGY INC.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,		
	2012	2011	2010
Revenue	$1,516,772	$1,553,661	$1,370,761
Costs and expenses			
Cost of product sold (exclusive of depreciation, depletion, amortization and accretion, shown separately)	1,132,399	1,151,117	979,573
Depreciation and depletion	94,575	87,127	100,023
Amortization	—	—	3,197
Accretion	13,189	12,469	12,499
Derivative financial instruments	(22,754)	(2,275)	—
Selling, general and administrative expenses	54,548	51,061	63,546
Other operating costs	2,949	1,419	—
Total costs and expenses	1,274,906	1,300,918	1,158,838
Operating income	241,866	252,743	211,923
Other income (expense)			
Interest income	1,086	592	565
Interest expense	(36,016)	(33,762)	(46,917)
Other, net	(847)	(170)	157
Total other expense	(35,777)	(33,340)	(46,195)
Income before income tax provision and earnings from unconsolidated affiliates	206,089	219,403	165,728
Income tax (expense) benefit	(52,036)	(19,983)	780
Earnings from unconsolidated affiliates, net of tax	1,556	1,801	3,945
Net income	155,609	201,221	170,453
Other comprehensive income			
Retiree medical plan amortization of prior service costs	1,575	1,305	1,405
Retiree medical plan adjustment	(4,665)	(5,602)	(3,587)
Decker pension adjustment	204	(1,885)	295
Income taxes on retiree medical plan adjustments	1,039	2,226	—
Other comprehensive income	(1,847)	(3,956)	(1,887)
Total comprehensive income	$ 153,762	$ 197,265	$ 168,566

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD PEAK ENERGY RESOURCES LLC
(SUBSIDIARY OF CLOUD PEAK ENERGY INC.)
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets		
Cash and cash equivalents	$ 197,691	$ 404,240
Investments in marketable securities	80,341	75,228
Restricted cash	—	71,245
Accounts receivable	76,117	95,247
Inventories, net	81,675	71,648
Deferred income taxes	21,096	30,648
Derivative financial instruments	13,785	2,275
Other assets	16,224	12,610
Total current assets	486,929	763,141
Noncurrent assets		
Property, plant and equipment, net	1,678,294	1,350,135
Goodwill	35,634	35,634
Deferred income taxes	66,136	78,280
Other assets	40,478	29,773
Total assets	$2,307,471	$2,256,963
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable	$ 49,571	$ 71,377
Royalties and production taxes	129,351	136,072
Accrued expenses	43,908	51,799
Due to related parties	10,993	27,420
Current portion of federal coal lease obligations	63,191	102,198
Other liabilities	2,769	4,971
Total current liabilities	299,783	393,837
Noncurrent liabilities		
Senior notes	596,506	596,077
Federal coal lease obligations, net of current portion	122,928	186,119
Asset retirement obligations, net of current portion	238,991	192,707
Other liabilities	50,073	42,795
Total liabilities	1,308,281	1,411,535
Commitments and Contingencies (Note 15)		
Equity		
Member's equity	1,019,651	864,042
Accumulated other comprehensive loss	(20,461)	(18,614)
Total member's equity	999,190	845,428
Total liabilities and member's equity	$2,307,471	$2,256,963

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD PEAK ENERGY RESOURCES LLC
(SUBSIDIARY OF CLOUD PEAK ENERGY INC.)
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands)

	Accumulated Other Comprehensive Income (Loss)	Managing Member's Equity	Rio Tinto Member's Equity	Total
Balances at December 31, 2009	$(21,016)	$ 216,857	$ 202,728	$398,569
Comprehensive income:				
Net income	—	86,993	83,460	170,453
Postemployment benefit adjustment, net of tax	(1,887)	—	—	(1,887)
Total comprehensive income	(1,887)	86,993	83,460	168,566
Adjustment to beginning balance, deferred tax asset	—	980	915	1,895
Distribution	—	(10,926)	(10,203)	(21,129)
Change in ownership allocation	—	99	(99)	—
Establishment of deferred taxes	8,245	83,113	—	91,358
Effects of Secondary Offering	—	276,801	(276,801)	—
Balances at December 31, 2010	(14,658)	653,917	—	639,259
Comprehensive income:				
Net income	—	201,221	—	201,221
Postemployment benefit adjustment, net of tax	(3,956)	—	—	(3,956)
Total comprehensive income	(3,956)	201,221	—	197,265
Tax impact of Secondary Offering	—	9,066	—	9,066
Distribution	—	(162)	—	(162)
Balances at December 31, 2011	(18,614)	864,042	—	845,428
Comprehensive income:				
Net income	—	155,609	—	155,609
Postemployment benefit adjustment, net of tax	(1,847)	—	—	(1,847)
Total comprehensive income	(1,847)	155,609	—	153,762
Balances at December 31, 2012	$(20,461)	$1,019,651	$ —	$999,190

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD PEAK ENERGY RESOURCES LLC
(SUBSIDIARY OF CLOUD PEAK ENERGY INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2012	2011	2010
Cash flows from operating activities			
Net income	$ 155,609	$ 201,221	$ 170,453
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion, and amortization	94,575	87,127	103,220
Accretion	13,189	12,469	12,499
Earnings from unconsolidated affiliates	(1,556)	(1,801)	(3,945)
Distributions of income from unconsolidated affiliates	1,023	5,250	35
Deferred income taxes	34,224	18,778	(780)
Mark-to-market gains	(22,754)	(2,275)	—
Other	11,795	11,506	5,376
Changes in operating assets and liabilities:			
Accounts receivable	18,632	(30,074)	17,636
Inventories, net	(9,077)	(6,452)	(638)
Due to or from related parties	(27,656)	(6,858)	19,309
Other assets	(4,817)	(1,908)	(4,178)
Accounts payable and accrued expenses	(21,330)	17,470	22,652
Asset retirement obligations	(5,632)	(7,506)	(5,938)
Settlement of derivative financial instruments	11,244	—	—
Net cash provided by operating activities	247,469	296,947	335,701
Investing activities			
Acquisitions of Youngs Creek and CX Ranch coal and land assets	(300,377)	—	—
Purchases of property, plant and equipment	(53,550)	(108,733)	(65,041)
Cash paid for capitalized interest	(50,119)	(33,989)	(26,598)
Investments in marketable securities	(67,576)	(75,228)	—
Maturity and redemption of investments	62,463	—	—
Investment in development projects	(7,389)	—	—
Initial payment on federal coal leases	—	(69,407)	—
Return of restricted cash	71,244	110,972	116,533
Partnership escrow deposit	(4,470)	—	—
Deposit of restricted cash	—	—	(218,425)
Other	1,860	713	1,511
Net cash used in investing activities	(347,914)	(175,672)	(192,020)
Financing activities			
Principal payments on federal coal leases	(102,198)	(54,630)	(50,768)
Distributions to former parent	—	(162)	(21,129)
Other	(3,906)	(2,343)	—
Net cash used in financing activities	(106,104)	(57,135)	(71,897)
Net increase in cash and cash equivalents	(206,549)	64,140	71,784
Cash and cash equivalents at beginning of period	404,240	340,100	268,316
Cash and cash equivalents at end of period	$ 197,691	404,240	340,100
Supplemental cash flow disclosures:			
Interest paid	$ 83,899	$ 62,792	$ 69,317
Income taxes paid, net	$ —	$ —	$ —
Supplemental noncash investing and financing activities:			
Obligations to acquire federal coal leases and other mineral rights	$ —	$ 224,658	$ —
Noncash interest capitalized	$ 7,845	$ 16,092	$ 6,896
Capital expenditures included in accounts payable	$ 4,579	$ 10,893	$ 37,541

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Business

CPE Inc. is one of the largest producers of coal in the U.S. and the PRB, based on our 2012 coal sales. We operate some of the safest mines in the coal industry. According to MSHA data, in 2012, we had one of the lowest employee all injury incident rates among the largest U.S. coal producing companies.

We currently operate solely in the PRB, the lowest cost region of the major coal producing regions in the U.S, where we operate three wholly-owned surface coal mines, the Antelope mine, the Cordero Rojo mine and the Spring Creek mine, and own a 50% non-operating interest in a fourth surface mine, the Decker mine. We also have two major development projects, the Youngs Creek project and the potential Crow project. We continue to seek ways to increase our future export capacity through existing and proposed new Pacific Northwest export terminals, including our option agreement with SSA Marine and potential option at the Millennium terminal that would be granted upon closing our Decker transaction with Ambre Energy.

Our Antelope and Cordero Rojo mines are located in Wyoming and are two of the four largest coal mines in the U.S. Our Spring Creek mine is located in Montana, and is the largest U.S. exporter of thermal coal into South Korea. Our mines produce subbituminous thermal coal with low sulfur content, and we sell our coal primarily to domestic and foreign electric utilities. We do not produce any metallurgical coal. Thermal coal is primarily consumed by electric utilities and industrial consumers as fuel for electricity generation and steam output. In 2012, the coal we produced generated approximately 4% of the electricity produced in the U.S. As of December 31, 2012, we controlled approximately 1.3 billion tons of proven and probable reserves. For information regarding our revenue and long-lived assets by geographic area, as well as revenue from external customers, Adjusted EBITDA and total assets by segment, please see Note 20 of Notes to Consolidated Financial Statements in Item 8.

During 2012, we acquired rights to substantial undeveloped coal and complementary surface assets in the Northern PRB ("Youngs Creek project"). In January 2013, we executed an option to lease agreement ("Option Agreement") and a corresponding exploration agreement ("Exploration Agreement") with the Crow Tribe of Indians, which are subject to approval by the Department of the Interior. This potential coal project (the "Crow project") is located on the Crow Indian Reservation in southeast Montana, near our Spring Creek mine and Youngs Creek project. We are in the process of evaluating the development options for the Youngs Creek project and the potential Crow project, but believe that their proximity to the Spring Creek mine represents an opportunity to optimize our mine developments in the Northern PRB.

On December 5, 2012, we and the other 50% owner in the Decker mine, Ambre Energy, announced that we entered into agreements for Ambre Energy to purchase our 50% interest in the Decker mine and assume all reclamation liabilities. The agreements will also provide for the joint resolution and dismissal of the pending Decker litigation. The transaction is expected to close in the first half of 2013 and is subject to the satisfaction of various closing conditions, including Ambre's full replacement of our approximate $70.7 million in outstanding reclamation and lease bonds for the Decker mine. The consideration for the Decker interests includes a cash component of A$57 million, if paid by Ambre by March 31, 2013. Alternatively, Ambre will issue a promissory note to us for A$64 million payable at a later date. Upon completion of the transaction, Ambre will also grant us an option for up to 5 million tonnes per year of its throughput capacity at the proposed new Millennium Bulk

1. Organization and Business (Continued)

Terminals coal export facility, which is owned 62% by Ambre and 38% by Arch Coal and is currently in the permitting phase. Our throughput capacity would have an initial term of 10 years, with four renewal options for five-year renewal terms. If the transaction is completed, the deconsolidation of the Decker accounts from our consolidated balance sheet will not have a material impact on our assets and liabilities, except for the release of the related ARO liability, which was $74.4 million at December 31, 2012.

For purposes of this report, the term "Northern PRB" refers to the area within the PRB that lies within Montana and the northern part of Sheridan County, Wyoming. Our Spring Creek mine, the Decker mine, the Youngs Creek project and the potential Crow project are located in the Northern PRB.

History

CPE Inc. acquired approximately 51% and the managing member interest in CPE Resources in exchange for a promissory note which was repaid with proceeds from its initial public offering of its common stock ("IPO") on November 19, 2009. Rio Tinto retained ownership of the remaining 49% until December 15, 2010, when CPE Inc. priced a secondary offering of its common stock on behalf of Rio Tinto. In connection with the secondary offering, CPE Inc. exchanged shares of common stock for the 49% common membership units of CPE Resources held by Rio Tinto and completed the secondary offering on behalf of Rio Tinto (the "Secondary Offering"), resulting in our acquisition of 100% of Rio Tinto's holdings in CPE Resources. As a result of this transaction, CPE Resources became a wholly-owned subsidiary of CPE Inc., and Rio Tinto no longer holds an interest in CPE Resources.

2. Basis of Presentation

CPE Inc. conducts all of its business through CPE Resources and its subsidiaries. CPE Inc.'s consolidated financial statements are substantially identical to CPE Resources's financial statements, with the following exceptions:

- Tax agreement liability (see Note 10) and deferred tax assets relating thereto (see Note 16)
- Equity-based compensation (see Note 17)
- Noncontrolling interest (see below)
- Earnings per share (see Note 18)
- Parent company only financial information (see Note 21)
- Supplemental guarantor information (see Note 23)

Principles of Consolidation

We consolidate the accounts of entities in which we have a controlling financial interest under the voting control model. We account for our 50% non-operating interest in Decker Coal Company ("Decker") using the proportionate consolidation method, whereby our share of Decker's assets, liabilities, revenue and expenses are included in our consolidated financial statements. Investments in other entities that we do not control but have the ability to exercise significant influence over the

2. Basis of Presentation (Continued)

investee's operating and financial policies, are accounted for under the equity method. For dates and periods following the IPO but preceding the Secondary Offering, our consolidated financial statements present CPE Inc. as the parent company and present Rio Tinto's remaining interest in CPE Resources as a noncontrolling interest. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP"). All intercompany balances and transactions have been eliminated in the consolidated financial statements.

Due to the tabular presentation of rounded amounts, certain tables reflect insignificant rounding differences.

3. Critical and Significant Accounting Policies

Use of Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Significant estimates in these consolidated financial statements include allowances for inventory obsolescence, the calculation of mineral reserves, equity-based compensation expense, workers' compensation claims, reserves for contingencies and litigation, useful lives of long-lived assets, postretirement employee benefit obligations, assumptions about the amount and timing of future cash flows and related discount rates used in determining asset retirement obligations ("AROs") and in testing long-lived assets and goodwill for impairment, the recognition and measurement of income tax benefits and related deferred tax asset valuation allowances, assumptions about the timing of future cash flows used in determining the tax agreement liability, and the fair value of financial instruments. Actual results could differ materially from those estimates.

Critical Accounting Policies

We consider certain accounting policies to be critical, as their application requires management's judgment about the effects of matters that are inherently uncertain. Following is a discussion of the accounting policies we consider critical to our consolidated financial statements.

Revenue Recognition

We recognize revenue from a sale when persuasive evidence of an arrangement exists, the price is determinable, the product has been delivered, title has transferred to the customer and collection of the sales price is reasonably assured.

Coal sales revenue include sales to customers of coal produced at our facilities and coal purchased from other companies. Coal sales are made to our customers under the terms of coal supply agreements, most of which have a term greater than one year. Under the typical terms of these coal supply agreements, title and risk of loss transfer to the customer at the time the coal is shipped, which is the point at which revenue is recognized. Certain contracts provide for title and risk of loss transfer at the point of destination, in which case revenue is recognized when it arrives at its destination.

3. Critical and Significant Accounting Policies (Continued)

Coal sales contracts typically contain coal quality specifications. With coal quality specifications in place, the raw coal sold by us to the customer at the delivery point must be substantially free of magnetic material and other foreign material impurities, and crushed to a maximum size as set forth in the respective coal sales contract. Prior to billing the customer, price adjustments are made based on quality standards that are specified in the coal sales contract, such as British thermal unit factor, moisture, ash, and sodium content and can result in either increases or decreases in the value of the coal shipped.

Transportation costs are included in cost of product sold, and amounts we bill to our customers for transportation are included in revenue.

Asset Retirement Obligations and Remediation Costs

We recognize liabilities for AROs at fair value where we have legal obligations associated with the retirement of long-lived assets. We recognize AROs at the time the obligations are incurred. Our AROs generally are incurred when a mine site is disturbed by mining activities and as the extent of disturbance increases. AROs reflect costs associated with legally required mine reclamation and closure activities, including earthwork, vegetation, and demolition and are estimated based upon detailed engineering calculations of the amount and timing of the future cash spending for a third party to perform the required work. Spending estimates are adjusted for estimated inflation and discounted at credit-adjusted, risk-free rates to arrive at a present value of estimated future reclamation costs. The ARO amount is capitalized as part of the related mining property upon initial recognition and is included in depreciation and depletion expense using the units-of-production method based on proven and probable reserves. As changes in estimates occur (such as changes in estimated costs or timing of reclamation activities resulting from mine plan revisions or new LBAs), the ARO liability and related asset are adjusted to reflect the updated estimates. Increases in ARO liabilities resulting from the passage of time are recognized as accretion expense. Other costs related to environmental remediation are charged to expense as incurred. If a reduction of the ARO exceeds the carrying amount of the related asset retirement cost, the adjustment is recorded as a reduction of depletion expense.

Tax Agreement Liability

The actual amounts payable under the Tax Receivable Agreement are determined and paid annually, after CPE Inc. has filed its income tax returns for the prior year. The annual payments are determined based on the difference between (i) CPE Inc.'s actual income tax liability for the prior year, which reflects the effects of the increase in tax basis that resulted from its acquisition of interests in CPE Resources, and (ii) a hypothetical calculation of CPE Inc.'s tax liability that assumes no such increase in tax basis. The required annual payments are equal to 85% of the tax savings actually realized as a result of the tax basis increase. Our estimate of the tax agreement liability is based on forecasts of our future income tax payments, with and without the tax basis increase, over the anticipated life of our mining operations and reclamation activities, assuming no additional coal reserves are acquired. The assumptions used in our forecasts are consistent with assumptions used in determining the valuation allowance for our deferred tax assets and in other contemporaneous accounting measurements, such as our annual test of goodwill impairment. We revise our estimated tax agreement liability annually in conjunction with our annual life-of-mine planning process, which typically takes place in the third quarter, or more frequently when there are significant changes in

3. Critical and Significant Accounting Policies (Continued)

circumstances, such as the acquisition of additional coal reserves. Future changes in our estimated tax agreement liability will be recognized in other expense in our consolidated statement of operations. See Note 10 for more information about the Tax Agreement Liability.

Significant Accounting Policies

Cash and Cash Equivalents

We consider all highly-liquid investments with an original maturity of three months or less to be cash equivalents. Money market funds that meet all qualifying criteria for a money market fund under the Investment Company Act of 1940 are considered to be cash equivalents.

Investments in Marketable Securities

Investments in marketable securities consist of highly-liquid, investment grade or better, instruments. Investments in marketable securities are recognized on the balance sheet at fair value. Changes in the fair value are recorded in "Other income (expense)" on the consolidated statements of operations each period using mark-to-market accounting.

Restricted Cash

Restricted cash consists of cash and cash equivalents held in accounts that are subject to contractual restrictions on our ability to withdraw funds. We classify restricted cash as a current asset when we have the contractual right and economic ability to withdraw funds from the restricted cash account within one year from the balance sheet date. We may use restricted cash balances to collateralize surety bonds that secure our performance under certain of our reclamation obligations. Our surety bonds permit us to provide cash or letters of credit as collateral. In determining whether we have the ability to withdraw funds from restricted cash accounts, we consider the available capacity under our revolving credit facility, our forecasted cash flows, and other relevant information.

Allowance for Doubtful Accounts Receivable

We determine an allowance for doubtful accounts based on the aging of accounts receivable, historical experience, and management judgment. We write off accounts receivable against the allowance when we determine a balance is uncollectible and we no longer continue to actively pursue collection of the receivable. Based on our assessment of the above criteria, there was no allowance for doubtful accounts at December 31, 2012 and 2011.

Inventories, Net

Materials and Supplies

We state materials and supplies at average cost. We establish allowances for excess or obsolete materials and supplies inventory based on prior experience and estimates of future usage.

3. Critical and Significant Accounting Policies (Continued)

Coal Inventory

We state our coal inventory, which consists of coal stockpiles that may be sold in their current condition or may be further processed prior to shipment to a customer, at the lower of cost or net realizable value. Net realizable value represents the estimated future sales price based on spot coal prices and prices under long-term contracts, less the estimated costs to complete production and bring the product to sale. The cost of coal inventory reflects mining costs incurred up to the point of stockpiling the coal and includes labor, supplies, equipment, applicable operating overhead, and depreciation, depletion, and amortization related to mining operations.

Property, Plant and Equipment

Plant and Equipment

We state plant and equipment at cost, less accumulated depreciation. Plant and equipment used in mining operations that are expected to remain in service for the life of the related mine are depreciated using the units-of-production method based on proven and probable reserves. Depreciation of other plant and equipment is computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	5 to 25 years
Machinery and equipment	3 to 20 years
Furniture and fixtures	3 years

Mineral Rights

Mineral rights include both proven and probable reserve and non-reserve coal deposits. We state our mineral rights at cost, less accumulated depletion. We compute depletion of mineral rights using the units-of-production method based on proven and probable reserves. Non-reserve coal deposits are not depleted until they qualify as proven and probable reserves and the mining begins. Mineral rights are included in property, plant and equipment, net.

Upon the award date of federal coal leases, pursuant to which payments are required to be paid in equal annual installments, we recognize an asset for the related mineral rights in property, plant and equipment and a corresponding liability for our future payment obligations in current and non-current liabilities. The amount recognized as an asset is the sum of the initial installment due at the effective date of the lease and the amount recognized in current and non-current liabilities, which reflects the present value of the remaining installments. We determine the present value of the remaining installments using an estimate of the credit-adjusted, risk-free rates that reflects our credit rating. Interest is recognized over the term of the lease based on the imputed interest rate that was used to determine the initial current and non-current liabilities amount on the effective date. Such interest may be capitalized while activities are in progress to prepare the acquired coal reserves for mining.

Land and Surface Rights

We purchase surface lands in order to gain access to our mineral rights. Land is typically acquired for amounts greater than its fair value as a result of the value of the coal beneath it. The value of the

3. Critical and Significant Accounting Policies (Continued)

land is determined based on published agricultural values and is not depleted. The value of the surface rights is the amount paid in excess of the published agricultural value and is depleted over the useful life of the respective land parcel. Both land and surface rights are included in land and land improvements in property, plant and equipment, net.

Capitalization of Interest

We capitalize interest costs on accumulated expenditures incurred in preparing capital projects for their intended use.

Mine Development Costs

We capitalize costs of developing new mines where proven and probable reserves exist. We amortize mine development costs using the units-of-production method based on proven and probable reserves that are associated with the property being developed. Costs may include construction permits and licenses; mine design; construction of access roads, slopes and main entries; and removing overburden and waste materials to access the coal ore body in a new pit prior to the production phase, which commences when saleable coal, beyond a de minimis amount, is produced. Where multiple pits exist at a mining operation, overburden removal costs are capitalized if such costs are for the development of a new area that is separate and distinct from the existing production phase mines. Overburden removal costs that relate to the enlargement of an existing pit are expensed as incurred. Overburden removal costs incurred during the production phase are included as a cost of inventory to be recognized in cost of product sold in the same period as the revenue from the sale of inventory. Additionally, mine development costs include the costs associated with AROs. Mine development costs are included in land, improvements, and mineral rights in property, plant and equipment, net.

Repairs and Maintenance

We capitalize costs associated with major renewals and improvements. Expenditures to replace or completely rebuild major components of major equipment, which are required at predictable intervals to maintain asset life or performance, are capitalized. These major components are capitalized separately from the major equipment and depreciated according to their own estimated useful life, rather than the estimated useful life of the major equipment. All other costs of repairs and maintenance are charged to expense as incurred.

Exploration Costs

We expense all direct costs incurred in identifying new resources and in converting resources to reserves at development and production stage projects. Exploration costs are included in cost of product sold and consisted of the following for the years ended December 31 (in thousands):

	2012	2011	2010
Exploration Costs	$1,671	$484	$156

3. Critical and Significant Accounting Policies (Continued)

Impairment

We evaluate the recoverability of our long-lived assets when events or changes in circumstances indicate that the carrying amount of property, plant and equipment may not be recovered over its remaining service life. An asset impairment charge is recognized when the sum of estimated future cash flows associated with the operation and disposal of the asset, on an undiscounted basis, is less than the carrying amount of the asset. An impairment charge is measured as the amount by which the carrying amount of the asset exceeds its fair value. Fair value is measured using discounted cash flows based on estimates of coal reserves, coal prices, operating expenses, and capital costs or by reference to observable comparable transaction or replacement cost data.

Intangible Assets

We state intangible assets at cost, less accumulated amortization. Intangible assets consisted of the fair value assigned to favorable long-term coal supply contracts in connection with business combinations and were amortized based on deliveries over the terms of the contracts. These contracts expired and were fully amortized in 2010. Intangible assets were subject to evaluation for potential impairment if any event occurred or a change in circumstances indicates the carrying amount may not be recoverable. No impairment charges were recorded in the periods presented.

Goodwill

We assess the carrying amount of goodwill for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We assess goodwill for possible impairment using a two-step method in which we compare the carrying amount of each reporting unit to its fair value. If the carrying amount of a reporting unit exceeds its fair value, we perform an analysis to determine the fair values of the assets and liabilities of the reporting unit to determine whether the implied goodwill of that reporting unit has been impaired. We determine the fair value of our reporting units utilizing estimated future discounted cash flows based on estimates of proven and probable reserves, coal prices, and operating and equipment costs, consistent with assumptions that we believe marketplace participants would use in their estimates of fair value. No impairments have been recognized for the years ended December 31, 2012, 2011, and 2010. There have been no changes in the carrying amount of our goodwill, and there are no accumulated impairment losses. The entire carrying amount of goodwill is included in our Owned and Operated Mines segment.

In September 2011, the FASB issued ASU 2011-08, *Testing Goodwill for Impairment (Topic 350)—Intangibles—Goodwill and Other.* ASU 2011-08 amends current goodwill impairment testing guidance by providing entities with an option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. ASU 2011-08 became effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011, or on January 1, 2012 for us; however, early adoption was permitted. This pronouncement did not have any effect on our results of operations, financial condition, or cash flows when adopted in 2012.

3. Critical and Significant Accounting Policies (Continued)

Derivative Financial Instruments

We are exposed to various types of risk in the normal course of business, including fluctuations in the price at which we are able to sell our coal in the future and the price we are able to purchase diesel fuel used in our operations. We seek to mitigate some of the volatility of these fluctuations by using derivative financial instruments. We recognize all derivative financial instruments as assets or liabilities at their respective fair value in the consolidated balance sheets. All derivative financial instruments are included in current assets or liabilities as we have the ability to settle the positions at any time. Gains or losses from changes in the fair value of derivative financial instruments are recognized immediately in the consolidated statements of operations in operating income. Assets and liabilities with the same counterparty, where right of offset is allowed, are recorded on a net basis on the balance sheets.

Our derivative financial instruments do not qualify for hedge accounting; therefore, changes in the fair value of the derivative financial instruments are recorded in "Derivative financial instruments" on the consolidated statements of operations each period using mark-to-market accounting.

Fair Value of Financial Instruments

Our financial instruments included cash equivalents, restricted cash, accounts receivable, amounts due from related parties, accounts payable, and certain current liabilities. Due to the short-term nature of these instruments, we believe that their carrying amounts approximated fair value.

As of December 31, 2012, we held certain cash equivalents, investments in marketable securities, and derivative financial instruments that we reported on our balance sheet at fair value. We categorize assets and liabilities measured at fair value based on the observability of the inputs utilized in the valuation. See Notes 7 and 9.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS* (international financial reporting standards), which amends current fair value measurement disclosure requirements to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. This update requires the categorization by level for financial instruments not measured at fair value but for which disclosure of fair value is required. Disclosure of all transfers between Level 1 and Level 2, and additional disclosures for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs are required. The guidance became effective for interim and annual periods beginning after December 15, 2011, or on January 1, 2012 for us. We adopted the guidance in 2012 for all periods presented. The guidance impacted our presentation and disclosures, but not our results of operations, financial condition, or cash flows.

Pensions and Other Postretirement Benefits

Our employees participate in defined contribution retirement plans, which require us to make contributions based on a percentage of compensation or to match employee contributions, subject to limitations. We recognize compensation expense for our required contributions as incurred.

3. Critical and Significant Accounting Policies (Continued)

Our postretirement medical plan provides retiree medical benefits for our employees. We account for postretirement benefits other than pensions by accruing the costs of benefits to be provided over the employees' period of active service. These costs are determined on an actuarial basis.

Decker employees participate in a defined benefit retirement plan sponsored by Decker, which is accounted for in accordance with U.S. GAAP requirements for defined benefit pension plans.

Income Taxes

We account for income taxes using a balance sheet approach in accordance with U.S. GAAP. Deferred income taxes are provided for temporary differences arising from differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates expected to be in effect when the related taxes are expected to be paid or recovered. A valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized. In determining the appropriate valuation allowance, we consider projected realization of tax benefits based on expected levels of future taxable income, available tax planning strategies, and our overall deferred tax position. We recognize the benefit of uncertain tax positions at the greatest amount that is determined to be more likely than not of being realized. Interest and penalties related to income tax matters are included in income tax expense in the consolidated statements of operations.

Non-income Based Taxes and Royalties

We are subject to certain production, severance, and extraction taxes and royalties that are charged based on a percentage of coal production or coal sales. The taxes and royalties are paid to federal, state and local governments or to private parties based on legally established methodologies, rates, and timeframes.

Other Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income,* which amends current comprehensive income guidance. The update eliminates the option to present the components of other comprehensive income as part of the statement of stockholders' equity. Instead, an entity will be required to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance is effective for interim and annual periods beginning after December 15, 2011, or on January 1, 2012 for us. We adopted the guidance in 2012 for all periods presented. The guidance impacted our presentation and disclosures, but not our results of operations, financial condition, or cash flows.

Equity-Based Compensation

We measure the cost of equity-based employee compensation based on the fair value of the award and recognize that cost over the period during which the recipient is required to provide services in exchange for the award, typically the vesting period. For equity awards, compensation cost is measured based on grant-date fair value of the award. The fair value of certain equity-based payment awards is estimated using a Black-Scholes option valuation model. Our policy is to issue new shares upon the exercise of stock options or conversion of stock units.

3. Critical and Significant Accounting Policies (Continued)

Earnings per Share

We compute basic earnings per share by dividing net income by the weighted-average number of common stock outstanding during the period. Diluted earnings per share is computed using the weighted-average number of shares of common and potential dilutive common stock outstanding during the period. We apply the treasury stock method to determine potential dilutive common shares related to our stock options and non-vested stock awards. For periods prior to the Secondary Offering, we apply the if-converted method to determine potential dilutive common shares related to CPE Resources common membership units that are convertible to CPE Inc. common stock.

Accrued Liabilities

Contingent Liabilities

We account for contingent liabilities related to litigation, claims, and assessments based on the specific facts and circumstances and our experience with similar matters. We record our best estimate of a loss when the loss is considered probable and the amount of loss is reasonably estimable. When a loss is probable and there is a range of the estimated loss with no best estimate in the range, we record our estimate of the minimum liability. As additional information becomes available, we revise our estimates as appropriate.

Workers' Compensation

For our employees in Wyoming, workers' compensation insurance is provided through a state funded program. We contribute to this program by applying the rate assessed by the state to gross payroll for the applicable employees, which is adjusted prospectively based on our workers' compensation historical incident rating. In exchange for a reduced rate, we assume liability for the first $100,000 of each claim.

For our employees in Colorado and Montana, workers' compensation insurance is provided under a large-deductible workers' compensation program, which provides full coverage for any workers' compensation losses in excess of $250,000 per incident. Our liability related to the large deductible is recorded on the balance sheet using a fully developed actuarial estimate. During 2012, we were approved by the Department of Labor as a self-insured employer for federal black lung liabilities. We fund these liabilities through two black lung trusts, but would be required to pay any claims in excess of the amounts in the trusts.

4. Asset Acquisitions

On June 29, 2012, we completed our acquisition of the Youngs Creek Mining Company, LLC project joint venture and other related coal and surface assets, including CX Ranch, from Chevron U.S.A. Inc. ("Chevron") and CONSOL Energy Inc. ("CONSOL") for $300 million. The acquisition expands our mineral assets to serve the domestic and international markets. This was an asset acquisition. The full amount of the consideration paid is recorded within the land, surface rights, and mineral rights line item of property, plant, and equipment. We utilized available cash on hand to fund the acquisition.

4. Asset Acquisitions (Continued)

Future development timing and production levels are expected to depend largely on the availability of additional export terminal capacity on the West Coast and continued strong Asian demand for thermal coal.

Securities and Exchange Commission Industry Guide 7 provides guidance for economic modeling to support classification of coal assets as proven and probable reserves. The completion of such a model for Youngs Creek project will require additional exploration and assessment of market factors to support a definitive mine plan for the development of the property. At present, there are a number of alternatives we are considering with respect to the development of this property. Consequently, we are unable to complete a definitive mine plan for the property at this time. As a result, we are not able to classify the mineral rights as proven and probable reserves; we are not in a position to reasonably estimate any additional taxable income attributable to the development and operation of a mine; and no update was made to the tax agreement liability during the twelve months ended December 31, 2012 relating to this acquisition (see Note 10). We will continue to evaluate the many development options for these assets and expect to update our proven and probable reserves and the tax agreement liability when definitive mine plans are sufficiently advanced.

As the Youngs Creek project is an undeveloped, greenfield surface mine project, there are no revenue or income related to the acquired properties.

5. Inventories

Inventories, net, consisted of the following at December 31(in thousands):

	2012	2011
Materials and supplies	$76,989	$67,461
Less: Obsolescence allowance	(834)	(643)
Material and supplies, net	76,155	66,818
Coal inventory	5,519	4,830
Inventories, net	$81,675	$71,648

6. Equity Method Investments

Equity method investments include our 50% equity investment in Venture Fuels Partnership, a coal marketing company, and are included in other noncurrent assets and have a carrying amount of the following at December 31 (in thousands):

	2012	2011
Equity method investments	$8,367	$6,858

During the years ended December 31, 2012, 2011 and 2010, we recognized $2.4 million, $2.8 million, and $3.9 million in income and received $1.0 million, $5.3 million, and $0 million in distributions, respectively, related to our investment in Venture Fuels Partnership.

7. Derivatives

We are exposed to various types of risk in the normal course of business, including fluctuations in commodity prices and particularly the prices we receive for our coal sales, both domestically and internationally, and the prices we pay for our consumption of certain raw materials such as diesel fuel. We seek to mitigate some of the volatility of these fluctuations by using derivative financial instruments.

All of our derivative financial instruments are recognized in the balance sheet at fair value. As mark-to-market accounting is applied, changes in the fair value of the derivative financial instruments are included in "Operating income" on the consolidated statements of operations and comprehensive income each period. Amounts shown below represent the fair value position of individual contracts, but are presented on a net basis in the accompanying consolidated balance sheets by counterparty, where right of offset is allowed.

We held derivative financial instruments for risk management purposes as follows at December 31 (in thousands except per barrel amounts):

International Coal Forward Contracts

During 2011, we commenced the use of commodity contracts to manage certain exposures to international coal prices.

Year of Settlement	2012			2011		
	Notional Amount (tons)	Asset	Liability	Notional Amount (tons)	Asset	Liability
2012	—	$ —	$ —	215	$1,090	$—
2013	516	9,288	—	322	1,185	—
2014	198	2,776	—	—	—	—
2015	212	1,598	—	—	—	—
2016	132	15	(30)	—	—	—
Total	1,058	$13,677	$(30)	537	$2,275	$—

WTI Collars

In addition, during the second quarter of 2012, we commenced the use of costless collars to help manage our exposure to market changes in diesel fuel prices. The collars are indexed to the West Texas Intermediate ("WTI") crude oil price as quoted on the New York Mercantile Exchange. As such, the nature of the collar does not directly offset market changes to our diesel costs. Under a collar agreement, we pay the difference between the index price and a floor price if the index price is below the floor, and we receive the difference between the ceiling price and the index price if the index price is above the ceiling price. No amounts are paid or received if the index price is between the floor and ceiling prices. While we would not receive the full benefit of extreme price decreases, the collars

7. Derivatives (Continued)

mitigate the risk of extreme crude oil price increases and thereby increased diesel costs that would otherwise have a negative impact on our cash flow.

	2012				
		Weighted-Average Per Barrel			
Settlement Period	Notional Amount	Floor	Ceiling	Asset	Liability
	(barrels)				
January 2013 to March 2013	129	$66.24	$105.47	$ 13	$—
April 2013 to June 2013	126	70.30	110.43	34	—
July 2013 to September 2013	126	70.00	110.00	91	—
Total	381	$68.83	$108.61	$138	$—

As of December 31, 2011, there were no WTI collars.

See Note 9 for a discussion related to the fair value of derivative financial instruments.

Total Derivative Activity

For all derivative financial instruments we had the following activity for the years ended December 31, 2012 and 2011 (in thousands):

	Total
Derivative financial instruments asset at January 1, 2011	$ —
Total mark-to-market gains	2,275
Derivative financial instruments asset at December 31, 2011	2,275
Total mark-to-market gains	22,754
Realized gains upon settlement	(11,244)
Derivative financial instruments asset at December 31, 2012	$ 13,785

For the year ended December 31, 2010 there was no derivative financial instrument activity.

8. Property, Plant and Equipment

Property, plant and equipment, net consisted of the following at December 31 (in thousands):

	2012	2011
Land, surface rights, and mineral rights(1)	$ 1,699,148	$1,315,991
Mining equipment	843,262	814,177
Construction in progress	18,277	18,616
Other equipment	65,588	61,465
Buildings and improvements	71,422	71,246
Total	2,697,698	2,281,495
Less: accumulated depreciation and depletion	(1,019,404)	(931,360)
Property, plant and equipment, net	$ 1,678,294	$1,350,135

(1) Includes mineral rights of $963.1 million and $743.2 million at December 31, 2012 and 2011, respectively, attributable to areas where we were not yet engaged in mining operations and, therefore, the mineral rights were not being depleted.

During the years ended December 31, interest costs capitalized on mine development and construction projects totaled the following (in thousands):

	2012	2011	2010
Interest costs capitalized	$41,975	$44,883	$24,487

9. Fair Value of Financial Instruments

Our financial instruments included cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, accounts payable, and certain current liabilities. Due to the short-term nature of these instruments, we believe that their carrying amounts approximated fair value.

As of December 31, 2012 and 2011, we held investments in marketable securities and derivative financial instruments that we reported on our balance sheet at fair value. We use a three-level fair value hierarchy that categorizes assets and liabilities measured at fair value based on the observability of the inputs utilized in the valuation. The levels of the hierarchy, as defined below, give the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

- Level 1 is defined as observable inputs such as quoted prices in active markets for identical assets. Level 1 assets include investments in trading securities, primarily asset-backed securities.
- Level 2 is defined as observable inputs other than Level 1 prices. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Our Level 2 assets and liabilities include derivative financial instruments (coal) with fair values derived from quoted prices in over-the-counter markets or from prices received from direct broker quotes.
- Level 3 is defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. We have no Level 3 investments as of December 31, 2012 or 2011.

9. Fair Value of Financial Instruments (Continued)

The tables below set forth, by level, our financial assets and liabilities that are recorded at fair value in the accompanying condensed consolidated balance sheets (in thousands):

Description	Fair Value at December 31, 2012		
	Level 1	Level 2	Total
Assets			
Money market funds(1)	$145,422	$ —	$145,422
Commercial paper and short term marketable securities(1)	$ —	$ —	$ —
Derivative financial instruments	$ —	$13,785	$ 13,785
Investments in marketable securities	$ —	$80,341	$ 80,341

Description	Fair Value at December 31, 2011		
	Level 1	Level 2	Total
Assets			
Money market funds(1)	$238,812	$ —	$238,812
Commercial paper and short term marketable securities(1)	$ —	$45,897	$ 45,897
Derivative financial instruments	$ —	$ 2,275	$ 2,275
Investments in marketable securities	$ —	$75,228	$ 75,228

(1) Included in cash and cash equivalents in the consolidated balance sheets along with $51.9 million and $119 million of demand deposits at December 31, 2012 and 2011, respectively.

We did not have any transfers between levels during the years ended December 31, 2012 and 2011. Our policy is to value all transfers between levels using the beginning of period valuation.

10. Tax Agreement Liability (CPE Inc. only)

The following table summarizes tax agreement liability activity during the years ended December 31 (in thousands):

	2012	2011	2010
Beginning balance	$170,636	$190,111	$ 54,509
Changes for the three months ended June 30	—	42,733	—
Changes for the three months ended September 30	(29,000)	(52,799)	13,731
Changes for the three months ended December 31	—	—	123,556
Payments made	(25,098)	(9,409)	(1,685)
Ending balance	116,538	170,636	190,110
Less current portion	19,485	19,113	18,226
Long-term tax agreement liability	$ 97,053	$151,523	$171,885

Periodically, CPE Inc. adjusts the tax agreement liability to reflect an updated forecast of future taxable income and these adjustments, which could be significant, are reflected in CPE Inc.'s operating

10. Tax Agreement Liability (CPE Inc. only) (Continued)

results. The estimated liability is based on forecasts of future taxable income over the anticipated life of the mining operations and reclamation activities, assuming no additional coal reserves are acquired.

During the three months ended December 31, 2010, CPE Inc. completed the Secondary Offering. This transaction increased the amount CPE Inc. expected to owe under the Tax Receivable Agreement and the net impact of the adjustment was recognized in equity.

During the three months ended September 30, 2011 and 2010, CPE Inc. completed its final determinations of its increased tax basis in CPE Resources's assets recorded as a result of the Secondary Offering and IPO transactions, respectively. These final determinations each reduced the amount CPE Inc. expected to owe on the tax agreement liability and the net impact of these adjustments was recognized in equity. The decrease in 2010 was more than offset by the increase from the operating plan update noted below. In addition, during the three months ended June 30, 2011, the successful bids for the WAII North and WAII South Coal Tracts were considered triggering events for updating our estimates of the tax agreement liability. This resulted in an increase in the estimated future liability and a charge to non-operating income.

During each of the three months ended September 30, 2012, 2011, and 2010, CPE Inc. completed updates of its most recent operating plans, inclusive of market and cash cost forecasts, and calculation of the resulting amount and timing of estimated future taxable income. The updates to the operating plans in 2012 and 2011 indicated the future tax value expected to be received declined; therefore, there was a decrease in the liability due to Rio Tinto resulting in a benefit to non-operating income for the years ended December 31, 2012 and 2011. For the year ended December 31, 2010, the future tax value expected to be received increased, resulting in an increase in the estimated liability and a charge to non-operating income. Related adjustments to the net value of deferred tax assets are recorded through income tax expense.

The coal acquired as part of the Youngs Creek project, as discussed in Note 4, is not classified as proven and probable reserves at December 31, 2012; therefore, no adjustment was made to the tax agreement liability for this coal asset acquisition as we are unable to make a reasonable estimate of the expected additional taxable income resulting from the development of these assets until definitive mine plans are sufficiently advanced. The tax agreement liability will be adjusted in the period when sufficient certainty is achieved for Youngs Creek project coal classification as proven and probable reserves.

The assumptions used in CPE Inc.'s forecasts are subject to substantial uncertainty about future business operations and the actual amount and timing of payments that are required to be made on the tax agreement liability could differ materially from our estimates. Based on our estimates as of December 31, 2012, CPE Inc. is expected to make payments of $19.5 million in 2013 and payments averaging approximately $12.6 million each year during 2014 to 2017 and additional payments in subsequent years. CPE Inc.'s payments under this agreement would be greater if CPE Resources generates taxable income significantly in excess of its current estimated future taxable income over the anticipated life of its mines, for example, because CPE Resources acquires additional coal reserves beyond its existing coal reserves and, as a result, CPE Inc. realizes the full tax benefit of such increased tax bases (or an increased portion thereof). Required payments under this agreement may increase or become accelerated as a result of a change in control of CPE Resources, or a default by CPE Inc.

11. Long-Term Debt

Long-term debt consisted of the following at December 31 (in thousands):

	2012			2011		
	Principal	Carrying Value	Fair Value(1)	Principal	Carrying Value	Fair Value
8.25% Senior Notes due 2017, net of $1,979 unamortized discount	$300,000	$298,471	$329,418	$300,000	$298,237	$327,750
8.50% Senior Notes due 2019, net of $2,337 unamortized discount	300,000	298,035	332,700	300,000	297,841	327,750
Total long-term debt	$600,000	$596,506	$662,118	$600,000	$596,077	$655,500

(1) The fair value of the senior notes was based on observable market inputs, which are considered Level 2 in the fair value hierarchy.

Interest expense under financing arrangements, net of amounts capitalized, for the years ended December 31 totaled (in thousands):

	2012	2011	2010
Interest expense	$36,327	$33,866	$46,938

Senior Notes

On November 25, 2009, CPE Resources and its wholly-owned subsidiary, Cloud Peak Energy Finance Corp., issued the 8.25% Senior Notes due 2017 ("2017 Notes") and the 8.5% Senior Notes due 2019 ("2019 Notes"), which we refer to collectively as the "senior notes," in accordance with Rule 144A of the Securities Act of 1933, as amended. There are no mandatory redemption or sinking fund payments for the senior notes and interest payments are due semi-annually on June 15 and December 15, which commenced on June 15, 2010. Subject to certain limitations, we may redeem the 2017 Notes by paying specified redemption prices in excess of their principal amount prior to December 15, 2015, or by paying their principal amount thereafter. Similarly, we may redeem the 2019 Notes by paying specified redemption prices in excess of their principal amount prior to December 15, 2017, or by paying their principal amount thereafter.

Debt issuance costs of approximately $14.2 million were incurred in connection with the issuance of the senior notes. These costs were deferred and are being amortized to interest expense over the respective terms of the senior notes using the effective interest method. Unamortized debt issuance costs included in noncurrent other assets totaled the following at December 31 (in thousands):

	2012	2011
Unamortized debt issuance costs	$10,325	$11,613

The senior notes are jointly and severally guaranteed by all of our existing and future restricted subsidiaries that guarantee our debt under our credit facility. See "Senior Secured Revolving Credit Facility" below. Substantially all of our consolidated subsidiaries, excluding Decker in which CPE

11. Long-Term Debt (Continued)

Resources holds a 50% non-operating interest, are considered to be restricted subsidiaries and guarantee the senior notes.

The indenture governing the senior notes, among other things, limits our ability and the ability of our restricted subsidiaries to incur additional indebtedness and issue preferred equity; pay dividends or distributions; repurchase equity or repay subordinated indebtedness; make investments or certain other restricted payments; create liens; sell assets; enter into agreements that restrict dividends, distributions, or other payments from restricted subsidiaries; enter into transactions with affiliates; and consolidate, merge, or transfer all or substantially all of their assets and the assets of their restricted subsidiaries on a combined basis.

Upon the occurrence of certain transactions constituting a "change in control" as defined in the indenture, holders of our notes could require us to repurchase all outstanding notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

Senior Secured Revolving Credit Facility

On June 3, 2011, CPE Resources entered into an Amended and Restated Credit Agreement (the "Amended Credit Agreement") with Morgan Stanley Senior Funding, Inc., as administrative agent, and a syndicate of lenders.

On June 14, 2012, CPE Resources entered into Amendment No. 1 to the Amended Credit Agreement, which provides for amendments to certain covenants to provide CPE Resources with incremental flexibility regarding foreign subsidiaries, among other things.

On January 18, 2013, CPE Resources entered into Amendment No. 2 to the Amended Credit Agreement and Amendment No. 1 to the Security Agreement, which provides for amendments to allow for the release of certain types of liens, among other things.

The Amended Credit Agreement establishes a commitment to provide us with a $500 million senior secured revolving credit facility, which can be used to borrow funds or issue letters of credit. Subject to the satisfaction of certain conditions, we may elect to increase the size of the revolving credit facility and/or request the addition of one or more new tranches of term loans in a combined amount of up to $200 million. Our obligations under the credit facility are secured by substantially all of CPE Resources's assets and substantially all of the assets of certain of CPE Resources's subsidiaries, subject to certain permitted liens and customary exceptions for similar coal financings. Our obligations under the credit facility are also supported by a guarantee by CPE Resources's domestic restricted subsidiaries. The credit facility matures on June 3, 2016. As of December 31, 2012, no cash borrowings were outstanding under the credit facility.

The Amended Credit Agreement replaced our previous $400 million revolving credit facility agreement dated November 25, 2009. There were no borrowings outstanding under the previous credit facility at the time of replacement or at December 31, 2010. Lender fees and costs of $15.9 million were incurred in connection with the execution of the original credit facility. These costs were being amortized to interest expense over the term of the credit facility using the straight-line method. At the time of refinancing, we recorded a charge of $1.0 million to write off certain deferred financing costs as certain banks of the syndicate changed and recorded $2.2 million of new deferred financing costs. The

11. Long-Term Debt (Continued)

aggregate deferred financing costs are being amortized on a straight-line basis to interest expense over the five-year term of the Amended Credit Agreement.

Unamortized fees and costs were included in noncurrent other assets and totaled the following at December 31 (in thousands):

	2012	2011
Unamortized debt issuance costs	$7,684	$9,927

Loans under the credit facility bear interest at the London Interbank Offered Rate ("LIBOR") plus an applicable margin of between 1.75% and 2.50%, depending on CPE Resources's leverage ratio. We pay the lenders a commitment fee between 0.25% and 0.50% per year, depending on CPE Resources's leverage ratio, on the unused amount of the credit facility. Letters of credit issued under the credit facility, unless drawn upon, incur a per annum fee from the date at which they are issued between 1.75% and 2.50% (2.50% at December 31, 2012) depending on CPE Resources's leverage ratio. Letters of credit that are drawn upon are converted to loans. In addition, in connection with the issuance of a letter of credit, we are required to pay the issuing bank a fronting fee of 0.25% per annum.

The Amended Credit Agreement contains financial covenants based on EBITDA (which is defined in the Amended Credit Agreement, and is not the same as EBITDA or Adjusted EBITDA otherwise presented) requiring us to maintain defined minimum levels of interest coverage and providing for a limitation on our leverage ratio. Specifically, the Amended Credit Agreement requires us to maintain (a) a ratio of EBITDA to consolidated net cash interest expense equal to or greater than (i) 2.50 to 1 through June 30, 2013 and (ii) 2.75 to 1 from July 1, 2013 to maturity, and (b) a ratio of funded debt to EBITDA equal to or less than (i) 3.75 to 1 through June 30, 2013 and (ii) 3.50 to 1 from July 1, 2013 to maturity. Our federal coal lease obligations are not considered debt under our covenant calculations.

The Amended Credit Agreement also requires us to comply with non-financial covenants that restrict certain corporate activities. These covenants include restrictions on our ability to incur additional debt and pay dividends, among other restrictive covenants. The Amended Credit Agreement also contains customary events of default with customary grace periods and thresholds. Our ability to access the available funds under the credit facility may be impaired in the event that we do not comply with the covenant requirements or if we default on our obligations under the Amended Credit Agreement. At December 31, 2012, we were in compliance with the covenants contained in our Amended Credit Agreement.

11. Long-Term Debt (Continued)

Future Maturities

Aggregate future maturities of long-term debt as of December 31, 2012 are as follows (in thousands):

2017	$300,000
2018 and thereafter	300,000
Less discount on senior notes	(3,494)
Total long-term debt	$596,506

12. Other Long-Term Obligations

Federal Coal Lease Obligations

At December 31, federal coal lease obligations comprise (in thousands):

	2012	2011
Federal coal lease obligations, current	$ 63,191	$102,198
Federal coal lease obligations, noncurrent	122,928	186,119
Total federal coal lease obligations	$186,119	$288,317

Our federal coal leases, as reflected in the consolidated balance sheets, consist of discounted obligations payable to the Bureau of Land Management of the U.S. Department of the Interior (the "BLM").

On May 11, 2011, we successfully won the lease sale of West Antelope II North ("WAII North") with a bid of $297.7 million, or approximately $0.85 per ton, based on the BLM's estimate of 350 million mineable tons. We submitted a payment for $59.5 million on May 11, 2011, and four additional payments in the same amount are payable annually on July 1, the date of the lease award, the first of which was made in 2012.

On June 15, 2011, we successfully won the lease sale of West Antelope II South ("WAII South") with a bid of $49.3 million, or approximately $0.875 per ton, based on the BLM's estimate of 56 million mineable tons. We submitted a payment for $9.9 million on June 15, 2011, and four additional payments in the same amount are payable annually on September 1, the date of the lease award, the first of which was made in 2012.

Accordingly, during the second quarter of 2011, we recognized $293.9 million of mineral rights in our long-term assets along with a corresponding liability of $224.5 million, representing the discounted amount of the future lease payment obligations. Interest is capitalized, resulting in a reduction of interest expense, as activities occur necessary to get these assets ready for their intended use, and generally will cease when all permits necessary to mine are received.

In addition to these obligations, the lease awards triggered updates to the ARO (see Note 13) and the Tax Agreement Liability (see Note 10).

12. Other Long-Term Obligations (Continued)

As of December 31, we have federal coal lease payments, as follows (in thousands):

			2012		2011	
Payment Dates	Annual Payment	Imputed Interest Rate	Carrying Value	Fair Value(1)	Carrying Value	Fair Value
August 1, 2008 - 2012	$50,160	7.50%	—	—	46,661	48,867
May 1, 2009 - 2013	$ 9,620	8.70%	8,852	9,532	16,998	18,517
July 1, 2011 - 2015	$59,545	8.50%	152,078	171,075	192,892	215,796
September 1, 2011 - 2015	$ 9,862	8.50%	25,189	28,196	31,766	35,293
			$186,119	$208,803	$288,317	$318,473

(1) The fair value of estimates for federal coal lease obligations were determined by discounting the remaining lease payments using a current estimate of the credit-adjusted, risk-free rate based on our current credit rating, which are considered Level 2 in the fair value hierarchy.

Future payments on federal coal leases are as follows (in millions):

Year Ended December 31,	
2013	$ 79,027
2014	69,407
2015	69,407
Total	217,841
Less: imputed interest	31,722
Total principal payments	186,119
Less: current portion	63,191
Long-term federal coal leases payable	$122,928

We recognize imputed interest on federal coal leases based on an estimate of the credit-adjusted, risk-free rate reflecting our estimated credit rating at the inception of the lease. Imputed interest on federal coal leases for the years ended December 31 was as follows (in thousands):

	2012	2011	2010
Imputed interest	$20,406	$19,619	$11,673

Other

Other long-term obligations consist of obligations incurred in connection with the acquisitions of land and mineral rights. At December 31, we had the following purchase obligations with parties other than the BLM (in thousands):

	2012	2011
Purchase obligations, total	$2,661	$6,567
Interest rate	6% - 8%	6% - 8%

The fair value of other long-term obligations approximated its carrying amount at December 31, 2012 and 2011.

13. Asset Retirement Obligations

Changes in the carrying amount of our AROs were as follows (in thousands):

	2012	2011
Balance at January 1	$199,633	$188,757
Accretion expense	13,189	12,469
Revisions to estimated cash flows	33,444	5,913
Payments	(5,632)	(7,506)
Balance at December 31	240,634	199,633
Less: current portion	(1,643)	(6,926)
Asset retirement obligation, net of current portion	$238,991	$192,707

The above amounts exclude $8.6 million and $5.3 million of concurrent reclamation for the years ended December 31, 2012 and 2011, respectively.

Revisions to estimated cash flows pertain to revisions in the estimated amount and timing of legally required reclamation activities throughout the lives of the respective mines and reflect changes in estimates of closure volumes, disturbed acreages, and third-party unit costs as of December 31, 2012 and 2011. The successful federal coal lease awards during 2011 are included in the revisions to estimated cash flows as our Antelope mine's life is now expected to be approximately 12 years longer, which reduced the discounted value of the future liability. Reductions to AROs resulting from such revisions generally result in a corresponding reduction to the related asset retirement cost in property, plant and equipment, net. However, during the three months ended June 30, 2011, the increased life of the Antelope mine resulting from the WAII LBAs caused a decrease to the ARO liability that exceeded the carrying amount of the related asset retirement cost. The resulting non-cash credit reduced depreciation and depletion expense on the consolidated statements of operations by $15.7 million for the year ended December 31, 2011.

14. Employee Benefit Plans

Our consolidated statements of operations include expenses in connection with employee benefit plans, as follows for the years ended December 31 (in thousands):

	2012	2011	2010
Cloud Peak Energy defined contribution retirement plans	$12,550	$12,496	$11,212
Cloud Peak Energy retiree medical plan	7,212	5,602	4,710
	19,762	18,098	15,922
Decker pension plan	889	672	626
Total	$20,651	$18,770	$16,548

14. Employee Benefit Plans (Continued)

Cloud Peak Energy Defined Contribution Retirement Plans

We sponsor two defined contribution plans to assist eligible employees in providing for retirement. Our employees may elect to contribute a portion of their salary on a pre- or post-tax basis to their accounts. We match all employee contributions up to 6% of eligible compensation. We also contribute an additional 6% of eligible compensation to employee accounts under one of the plans. All contributions are fully vested at the date of contribution. Total contributions for the years ended December 31 are as follows (in thousands):

	2012	2011	2010
Contributions	$12,550	$12,496	$11,212

Cloud Peak Energy Retiree Medical Plan

We provide certain postretirement medical coverage for eligible employees (the "Retiree Medical Plan"). Employees who are 55 years old and have completed ten years of service with us generally are entitled to receive benefits under the Retiree Medical Plan, except for employees who were eligible at the date of the IPO to receive benefits under the Rio Tinto retiree medical plan and elect to receive such benefits. Our retiree medical plan grants credit for service rendered by our employees to Rio Tinto prior to the IPO. This plan is unfunded.

Net periodic postretirement benefit costs included the following components (in thousands):

	2012	2011	2010
Service cost	$4,213	$3,016	$2,316
Interest cost	1,424	1,281	989
Amortization of prior service cost	1,575	1,305	1,406
Net periodic postretirement benefit cost	$7,212	$5,602	$4,711

Annually, we remeasure and adjust the liability for the accumulated postretirement benefit obligation ("APBO"). Changes in the APBO include the following components (in thousands):

	2012	2011	2010
Beginning Balance	$33,166	$23,271	$16,379
Current period service costs	4,213	3,015	2,316
Interest costs	1,424	1,282	989
Change in actuarial assumptions	4,590	5,598	3,587
Ending Balance	43,393	33,166	23,271
Less current portion	231	37	37
Long-term APBO	$43,162	$33,129	$23,234

14. Employee Benefit Plans (Continued)

We used the following assumptions in the measurement of the APBO for the years ended December 31:

	2012	2011	2010
Discount rate	3.87%	4.30%	5.51%
Health care cost trend rate assumed for next year	7.50%	8.00%	8.50%
Ultimate health care cost trend rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2018	2018	2018

To determine the discount rate, we matched our cash projections against the Citigroup Pension Discount Curve. Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point increase in the assumed health care cost trend would increase net periodic postretirement benefit cost and the APBO by $878,000 and $8.1 million, respectively, and a one-percentage-point decrease in the rate would decrease net periodic postretirement benefit cost and the APBO by $718,000 and $6.5 million, respectively, as of December 31, 2012.

Our estimated future benefit payments under the Retiree Medical Plan, which are net of estimated employee contributions and reflect expected future service, are as follows for the years ended December 31 (in thousands):

2013	$ 231
2014	385
2015	578
2016	826
2017	1,149
2018 - 2022	11,519

Decker Pension Plan

Decker's employees participate in a defined benefit retirement plan sponsored by Decker. This plan does not have a material impact on our consolidated financial position, results of operations or cash flows. Our share of the funded status of the plan is reported in noncurrent other liabilities and was $5.3 million and $5.4 million at December 31, 2012 and 2011, respectively. Other comprehensive income or loss includes certain actuarial gains and losses that are reflected in the funded status of the plan, but have not been recognized in periodic benefit cost.

15. Commitments and Contingencies

Commitments

Operating Leases

We occupy various facilities and lease certain equipment under various lease agreements. The minimum rental commitments under non-cancelable operating leases, with lease terms in excess of one year subsequent to December 31, 2012, are as follows (in thousands):

2013	$1,076
2014	1,047
2015	941
2016	941
2017	697
Thereafter	1,399

Rental expenses for the years ended December 31 were as follows (in thousands):

	2012	2011	2010
Rent expense	$3,103	$1,369	$1,158

Purchase Commitments

As of December 31, we had outstanding capital purchase commitments which consisted of (in thousands):

	2012	2011
Capital commitments		
Equipment	$ 20,317	$ 8,637
Land	$ 23,700	$ 23,700
Supplies and services		
Coal purchase commitments	$ 28,633	$ 5,652
Transportation agreements	$159,398	$135,080
Materials and supplies	$ 24,552	$ 29,641

Contingencies

Litigation

Decker Litigation

On July 9, 2012, our wholly-owned indirect subsidiary, Western Minerals LLC ("Western Minerals"), filed a lawsuit in the U.S. District Court for the District of Montana (Billings Division), against KCP Inc. ("KCP"), its 50% joint-venture partner in the Decker mine in Montana. Western Minerals also named as defendants KCP's parent companies, Ambre Energy North America, Inc. ("Ambre N.A.") and Ambre Energy Limited ("Ambre Limited" and together with Ambre N.A. "Ambre"). In its complaint, Western Minerals alleges that KCP and Ambre are engaging in self-dealing and other wrongful conduct in breach of the Decker joint venture agreement and other legal duties owed to the joint venture and its 50/50 owners. Western Minerals asserts claims for breach of contract,

15. Commitments and Contingencies (Continued)

breach of implied covenant of good faith and fair dealing, breach of fiduciary duty, aiding and abetting breach of fiduciary duty, civil conspiracy, and a request for an accounting of, among other things, unauthorized Decker expenditures and Ambre's proposed self-dealing transactions concerning sales of Decker coal to Ambre and its affiliates. Western Minerals seeks both unspecified monetary damages and injunctive relief.

On August 23, 2012, KCP and Ambre N.A., filed an amended answer to Western Minerals' complaint, replacing the original answer they filed on July 30, 2012. In their amended answer, KCP and Ambre N.A. deny the principal allegations of Western Minerals. Additionally, KCP asserted six counterclaims against Western Minerals: breach of contract, breach of the covenant of good faith and fair dealing, breach of fiduciary duty, dissolution of the joint venture, civil conspiracy and a request for declaratory judgment. KCP also asserted two third-party claims against CPE Inc. for tortious interference of economic relations and civil conspiracy involving unnamed "John Doe" defendants. In general, KCP alleges that Western Minerals is frustrating the operation of the Decker mine to benefit Cloud Peak Energy's Spring Creek mine and export opportunities. Aside from the request that the court disassociate and expel Western Minerals from the Decker mine joint venture, KCP also seeks unspecified monetary damages in its counterclaims. Western Minerals and Cloud Peak Energy believe KCP's claims are without merit and intend to vigorously defend them. On September 14, 2012, Ambre Limited filed a motion to dismiss arguing that it was not subject to the jurisdiction of the Montana federal court. Western Minerals has filed a response to that motion and the court has not yet issued a ruling.

On December 5, 2012, we and Ambre Limited announced that our respective companies have entered into agreements for Ambre Limited to purchase our 50% interest in the Decker mine and related assets and assume all reclamation liabilities. The agreements will also provide for the joint resolution and dismissal of the pending Decker litigation upon closing of the transaction. Closing is expected to occur in the first half of 2013, subject to various closing conditions.

West Antelope II LBA Challenges

Challenges Against the BLM's Leasing Process; Intervention by Cloud Peak Energy and Others—On May 3, 2010, WildEarth Guardians, Defenders of Wildlife and Sierra Club (collectively, "WildEarth") and the Powder River Basin Resource Council ("PRBRC") filed appeals with the Interior Board of Land Appeals ("IBLA") regarding the U.S. Bureau of Land Management's ("BLM") decision to offer the West Antelope II ("WAII") coal tracts for lease. On June 29, 2010, WildEarth voluntarily dismissed its appeal. On July 13, 2010, WildEarth filed a complaint in the United States District Court for the District of Columbia ("D.C. District Court") challenging the BLM's decision. On November 2, 2010, the IBLA issued a decision in PRBRC's appeal, rejecting all of PRBRC's arguments and affirming the BLM's decision in all respects. On January 3, 2011, PRBRC filed a complaint in the D.C. District Court appealing the IBLA decision. On May 8, 2011, the D.C. District Court consolidated the WildEarth and PRBRC challenges. Antelope Coal LLC, a wholly-owned subsidiary of CPE Resources, (along with the National Mining Association and the State of Wyoming) intervened in the consolidated action on the side of the BLM. In the consolidated action, WildEarth and PRBRC requested that the court vacate the BLM's authorization, sale and issuance of the WAII leases and enjoin any coal mining activity on the leases until the BLM and the U.S. Fish and Wildlife Service had undertaken additional environmental analysis requested by the plaintiff organizations.

15. Commitments and Contingencies (Continued)

Award of LBAs to Cloud Peak Energy—On May 11, 2011, the BLM held a competitive sale for the WAII North Tract. On June 15, 2011, the BLM held a competitive sale for the WAII South Tract. Antelope Coal LLC was the successful high bidder in both sales, and the BLM issued leases to Antelope Coal LLC for the North Tract effective July 1, 2011 and for South Tract effective September 1, 2011.

District Court Rejection of Challenges; Appeal by Plaintiffs—On July 30, 2012, the D.C. District Court rejected WildEarth's and PRBRC's consolidated challenge to the IBLA decision and denied their request that the court vacate the WAII leases as well as their requested injunction against coal mining activity on the leases. On September 25, 2012 and September 26, 2012, PRBRC and WildEarth, respectively, filed notices of appeal in the United States Circuit Court of Appeals for the District of Columbia. Both groups are appealing the decision issued by the D.C. District Court and have not yet specified what relief they are seeking from the appellate court. Antelope Coal LLC is a respondent-intervenor in the consolidated appeal. Any adverse outcome of the appeal could adversely impact or delay our ability to mine the coal subject to the leases.

Other Legal Proceedings

We are involved in other legal proceedings arising in the ordinary course of business and may become involved in additional proceedings from time to time. We believe that there are no other legal proceedings pending that are likely to have a material adverse effect on our consolidated financial condition, results of operations or cash flows. Nevertheless, we cannot predict the impact of future developments affecting our claims and lawsuits, and any resolution of a claim or lawsuit or an accrual within a particular fiscal period may adversely impact our results of operations for that period. In addition to claims and lawsuits against us, our LBAs, permits, and other industry regulatory processes and approvals may also be subject to legal challenges that could adversely impact our mining operations and results, as discussed above.

Tax Contingencies

Our income tax calculations are based on application of the respective U.S. federal or state tax law. Our tax filings, however, are subject to audit by the respective tax authorities. Accordingly, we recognize tax benefits when it is more likely than not a position will be upheld by the tax authorities. To the extent the final tax liabilities are different from the amounts originally accrued, the increases or decreases are recorded as income tax expense.

Several audits involving our non-income based taxes currently are in progress. We have provided our best estimate of taxes and related interest and penalties due for potential adjustments that may result from the resolution of such tax audits.

Concentrations of Risk and Major Customer

Approximately 93%, 81% and 83% of our revenue for the years ended December 31, 2012, 2011, and 2010, respectively, were under multi-year contracts. While the majority of the contracts are fixed-price contracts, certain contracts have adjustment provisions for determining periodic price changes. There was no single customer that represented 10% or more of consolidated revenue in 2012,

15. Commitments and Contingencies (Continued)

2011, or 2010. We generally do not require collateral or other security on accounts receivable because our customers are comprised primarily of investment grade electric utilities. The credit risk is controlled through credit approvals and monitoring procedures.

Guarantees and Off-Balance Sheet Risk

In the normal course of business, we are party to guarantees and financial instruments with off-balance sheet risk, such as bank letters of credit, performance or surety bonds and indemnities, which are not reflected on the consolidated balance sheet. In our past experience, virtually no claims have been made against these financial instruments. Management does not expect any material losses to result from these guarantees or off-balance-sheet instruments.

U.S. federal and state laws require we secure certain of our obligations to reclaim lands used for mining and to secure coal lease obligations. The primary method we have used to meet these reclamation obligations and to secure coal lease obligations is to provide a third-party surety bond, typically through an insurance company, or provide a letter of credit, typically through a bank. Specific bond and/or letter of credit amounts may change over time, depending on the activity at the respective site and any specific requirements by federal or state laws. As of December 31, 2012, we had $610.3 million of surety bonds outstanding (including our proportional share of the Decker mine) to secure certain of our obligations to reclaim lands used for mining and to secure coal lease obligations.

16. Income Taxes

Our income from continuing operations before income tax provision and earnings (losses) from unconsolidated affiliates is earned solely in the U.S. CPE Inc. recognizes income taxes on its pretax income, which for periods before the Secondary Offering consisted solely of its share (approximately 51%) of CPE Resources's pretax income. For periods following the Secondary Offering, CPE Inc. recognizes income tax expense on 100% of pretax income. Furthermore, subsequent to the Secondary Offering, CPE Resources is no longer treated as a partnership for income tax purposes and recognizes income taxes on a stand-alone, separate return basis.

CPE Inc.

The income tax expense consisted of the following for the years ended December 31 (in thousands):

	2012	2011	2010
Current:			
Federal	$18,064	$ 20,973	$ 3,478
State	2,339	1,700	—
Total current	$20,403	$ 22,673	$ 3,478
Deferred:			
Federal	40,351	(11,261)	27,961
State	1,859	37	543
Total deferred	42,210	(11,224)	28,504
Total income tax expense	$62,614	$ 11,449	$31,982

16. Income Taxes (Continued)

The tax effects of temporary differences that result in deferred tax assets and deferred tax liabilities consisted of the following at December 31 (in thousands):

	2012	2011
Deferred income tax assets:		
Property, plant and equipment	$ 30,770	$ 62,379
Accrued expense and liabilities	32,484	32,324
Pension and other postretirement benefits	16,761	13,126
Investment in joint venture partnerships	8,450	7,349
Accrued reclamation and mine closure costs	41,854	38,091
Contract rights	31,838	30,679
Tax agreement liability	41,954	61,429
AMT Credit	26,816	24,061
Other	5,263	6,433
Total deferred income tax assets	236,190	275,870
Less valuation allowance	(17,231)	(33,903)
Net deferred income tax asset	218,960	241,967
Deferred income tax liabilities:		
Inventories	(2,919)	(3,332)
Mineral rights	(78,936)	(67,938)
Mark-to-market gain	(4,861)	—
Other	(3,057)	(341)
Total deferred income tax liabilities	(89,773)	(71,611)
Net deferred income tax assets (liabilities)	$129,187	$170,356

CPE Inc. reports differences between tax bases of assets and liabilities and the financial statement carrying amount of these items as deferred income tax assets and liabilities. Included in deferred income tax assets are amounts related to payments it expects to make pursuant to the Tax Receivable Agreement with Rio Tinto, which is recognized as a liability in our consolidated financial statements. Also included in other deferred tax assets are net operating loss carryforwards of $6.1 million that expire in 2029 through 2032 and alternative minimum tax ("AMT") credits of $26.8 million that do not expire.

Net deferred income tax assets are classified in the consolidated balance sheets at December 31 as follows (in thousands):

	2012	2011
Net current deferred income tax assets	$ 28,112	$ 37,528
Net noncurrent deferred income tax assets	101,075	132,828
Net deferred income tax assets	$129,187	$170,356

16. Income Taxes (Continued)

The future realization of deferred income tax assets arising primarily from the increased tax basis arising from the IPO and the Secondary Offering depends on the existence of sufficient future taxable income. Based on our consideration of CPE Resources's historical operations, current forecasts of taxable income over the remaining lives of our mines, the availability of tax planning strategies, and other factors, we determined that $129.2 million of the potential tax benefits are more likely than not to be realized at the statutory federal and state income tax rates. Accordingly, we have provided a $17.2 million valuation allowance to reduce our deferred tax assets to the amount that we determined is more likely than not to be realized.

The effective tax rate is reconciled to the U.S. federal statutory income tax rate for the years ended December 31 as follows:

	2012	2011	2010
United States federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	1.2	0.9	0.4
Percentage depletion deduction	(2.3)	(3.2)	(3.0)
Section 199 domestic manufacturing deduction	(0.6)	(0.3)	(0.1)
Change in valuation allowance	(7.1)	(25.4)	9.0
Noncontrolling interest	—	—	(18.9)
Prior year return-to-actual	0.3	(1.3)	(0.4)
Other	0.2	—	(0.1)
Effective tax rate	26.7%	5.7%	21.9%

As of December 31, 2012 and 2011, we had no unrecognized tax benefits. We are open to federal and state tax audits until the applicable statutes of limitations expire.

CPE Resources

The income tax expense (benefit) consisted of the following for the years ended December 31 (in thousands):

	2012	2011	2010
Current:			
Federal	$15,467	$ 671	$ —
State	2,345	534	—
Total current	$17,812	$ 1,205	$ —
Federal	30,946	17,340	(755)
State	3,278	1,438	(25)
Total deferred	34,224	18,778	(780)
Total income tax expense (benefit)	$52,036	$19,983	$(780)

16. Income Taxes (Continued)

The tax effects of temporary differences that result in deferred tax assets and deferred tax liabilities consisted of the following at December 31 (in thousands):

	2012	2011
Deferred income tax assets:		
Property, plant and equipment	$ 30,770	$ 62,379
Accrued expense and liabilities	32,484	32,324
Pension and other postretirement benefits	16,761	13,126
Investment in joint venture partnerships	8,450	7,349
Accrued reclamation and mine closure costs	41,854	38,091
Contract rights	31,838	30,679
AMT Credit	26,816	24,061
Other	5,261	6,434
Total deferred income tax assets	194,235	214,443
Less valuation allowance	(17,231)	(33,903)
Net deferred income tax asset	177,004	180,540
Deferred income tax liabilities:		
Inventories	(2,919)	(3,332)
Mineral rights	(78,936)	(67,938)
Mark-to-market	(4,861)	—
Other	(3,057)	(342)
Total deferred income tax liabilities	(89,773)	(71,612)
Net deferred income tax assets (liabilities)	$ 87,232	$108,928

CPE Resources reports differences between tax bases of assets and liabilities and the financial statement carrying amount of these items as deferred income tax assets and liabilities. Included in other deferred tax assets are net operating loss carryforwards of $6.1 million that expire in 2029 through 2032 and AMT credits of $26.8 million that do not expire.

Net deferred income tax assets are classified in the consolidated balance sheets at December 31 as follows (in thousands):

	2012	2011
Net current deferred income tax assets	$21,096	$ 30,648
Net noncurrent deferred income tax assets	66,136	78,280
Net deferred income tax assets	$87,232	$108,928

The future realization of deferred income tax assets arising primarily from the increased tax basis arising from the IPO and the Secondary Offering depends on the existence of sufficient future taxable income. Based on our consideration of CPE Resources's historical operations, current forecasts of taxable income over the remaining lives of our mines, the availability of tax planning strategies, and other factors, we determined that $87.2 million of the potential tax benefits are more likely than not to

16. Income Taxes (Continued)

be realized at the statutory federal and state income tax rates. Accordingly, we have provided a $17.2 million valuation allowance to reduce our deferred tax assets to the amount that we determined is more likely than not to be realized.

The effective tax rate is reconciled to the U.S. federal statutory income tax rate for the years ended December 31 as follows:

	2012	2011	2010
United States federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	1.2	0.9	—
Income not taxable to CPE Resources	—	—	(35.0)
Percentage depletion deduction	(2.6)	(2.9)	(0.2)
Section 199 domestic manufacturing deduction	(0.7)	(0.3)	(0.1)
Change in valuation allowance	(8.1)	(23.1)	0.6
Prior year return-to-actual	0.3	(0.6)	(0.8)
Other	0.1	0.1	—
Effective tax rate	25.3%	9.1%	(0.5)%

As of December 31, 2012 and 2011, we had no unrecognized tax benefits. We are open to federal and state tax audits until the applicable statutes of limitations expire.

17. Equity-Based Compensation (CPE Inc. only)

The Cloud Peak Energy Inc. 2009 Long Term Incentive Plan ("LTIP") permits awards to our employees, which do not include Decker employees, and eligible non-employee directors. The LTIP allows for the issuance of equity-based compensation in the form of restricted stock, restricted stock units, options, stock appreciation rights, dividend equivalent rights, performance awards, and share awards. In May 2011, the stockholders approved increasing the pool of shares of CPE Inc.'s common stock authorized for issuance in connection with equity-based awards under the LTIP from 3.4 million shares to 5.5 million shares. As of December 31, 2012, 2.7 million shares were available for grant. Equity-based compensation expense is charged to CPE Resources through a management fee.

Total equity-based compensation expense recognized primarily within selling, general, and administrative expenses in our consolidated statements of operations was as follows for the years ended December 31 (in thousands):

	2012	2011	2010
Total equity-based compensation expense	$11,796	$8,796	$7,234

Restricted Stock

We granted restricted stock and restricted stock units under the LTIP to eligible employees and directors. Generally, the related agreements provide that restricted stock issued will fully vest on the third anniversary of the grant date. However, the restricted stock will pro-rata vest sooner if a grantee terminates employment with or stops providing services to us because of death, disability, redundancy

17. Equity-Based Compensation (CPE Inc. only) (Continued)

or retirement. The restricted stock will fully vest if an employee is terminated without cause within two years after a change in control occurs (as such term is defined in the LTIP). Restricted stock units are granted to our directors and vest upon their resignation or retirement.

A summary of restricted stock award activity is as follows (in thousands):

	Number	Weighted Average Grant-Date Fair Value (per share)
Non-vested shares at January 1, 2012	936	$15.75
Granted	161	17.61
Vested	(776)	15.08
Forfeited	(17)	15.56
Non-vested shares at December 31, 2012	304	$18.46

As of December 31, 2012, unrecognized compensation cost related to restricted stock awards was $2.3 million, which will be recognized over a weighted-average period of 1.9 years prior to vesting. The total fair value of restricted stock awards vested during the years ended December 31, 2012, 2011, and 2010 was $15.1 million, $167,000, and $6,000, respectively.

The LTIP allows employees to elect to have a portion of their shares withheld upon vesting to pay their portion of required tax withholding. As a result of this net settlement of restricted stock vesting, we purchased 276,000 shares with a then current market value of $5.4 million during the year ended December 31, 2012. These shares are recorded as treasury shares at December 31, 2012.

Performance-Based Share Units

The LTIP allows for the award of performance share units which cliff vest after three years, subject to continued employment (with accelerated vesting upon a change in control). Performance-based share units granted represent the number of shares of common stock to be awarded based on the achievement of targeted performance levels related to pre-established total stockholder return goals over a three year period and may range from 0% to 200% of the targeted amount. The grant date fair value of the awards is based upon a Monte Carlo simulation and is amortized over the performance period.

17. Equity-Based Compensation (CPE Inc. only) (Continued)

A summary of performance-based share unit award activity is as follows (in thousands):

	Number	Weighted Average Grant-Date Fair Value (per share)
Non-vested units at January 1, 2012	159	$20.12
Granted	220	17.61
Forfeited	(2)	18.58
Vested	—	—
Non-vested units at December 31, 2012	376	$18.66

As of December 31, 2012, unrecognized compensation cost related to performance-based share units was $3.9 million which will be recognized over a weighted-average period of 1.9 years prior to vesting. No shares have vested yet under outstanding performance share awards.

Non-Qualified Stock Options

Annually, we grant non-qualified stock options under the LTIP to certain employees. Generally, the agreements provide that any option awarded will become exercisable in three years. However, the option will become pro-rata exercisable sooner if a grantee terminates employment because of death, disability, redundancy or retirement. The option award will fully vest if an employee is terminated without cause within two years after a change in control occurs (as such term is defined in the LTIP). No option can be exercised more than ten years after the date of grant. Each award will be forfeited if the grantee terminates employment with or stops providing services to us for any reason other than those reasons noted above.

A summary of non-qualified stock option activity is as follows (in thousands except per share amounts):

	Number	Weighted Average Exercise Price (per option)	Weighted Average Contractual Term (years)	Aggregate Intrinsic Value(1)
Options outstanding at January 1, 2012	1,138	$15.77	8.06	
Granted	207			
Exercised	(4)			$ 19
Forfeited	(9)			
Options outstanding at December 31, 2012	1,332	$15.95	7.38	$4,720
Exercisable at December 31, 2012	941	$15.00	6.89	$4,075
Vested and expected to vest at December 31, 2012	1,319	$15.94	7.37	$4,692

(1) The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option at year-end.

17. Equity-Based Compensation (CPE Inc. only) (Continued)

As of December 31, 2012, we had $2.0 million of unrecognized compensation expense, net of estimated forfeitures, for non-vested stock options, which will be recognized as expense over the remaining weighted-average vesting period of approximately 1.8 years.

We used the Black-Scholes option pricing model to determine the fair value of stock options. Determining the fair value of equity-based awards requires judgment, including estimating the expected term that stock options will be outstanding prior to exercise, and the associated volatility. As we have no historical exercise history, expected option life assumptions were developed using the simplified method as outlined in Topic 14, *Share-Based Payment*, of the Staff Accounting Bulletin Series. We utilized U.S. Treasury yields as of the grant date for our risk-free interest rate assumption, matching the treasury yield terms to the expected life of the option. We utilized a 6.5 year peer historical lookback to develop our expected volatility.

The assumptions used to estimate the fair value of options granted during the years ended December 31, are as follows:

	2012	2011	2010
Weighted-average grant date fair value (per option)	$ 9.05	$ 12.47	$ 9.34
Assumptions:			
Risk-free interest rate	1.7%	2.9%	3.0%
Expected option life	6.5 years	6.5 years	6.5 years
Expected volatility	53.6%	59.5%	57.0%

Employee Stock Purchase Plan

In May 2011, our stockholders approved the Cloud Peak Energy Inc. Employee Stock Purchase Plan ("ESPP"). Eligible employees are able to authorize payroll deductions on a voluntary basis to purchase shares of CPE Inc.'s common stock at a discount from the market price. A maximum of 500,000 shares of common stock have been reserved for sale under the ESPP. Employees are eligible to participate in the ESPP if employed by us for at least six months and are expected to work at least 1,000 hours of service per calendar year. Participating employees may contribute up to $200 of their eligible earnings during each pay period or $4,800 per plan year. The purchase price of common stock purchased under the ESPP is equal to the lesser of (i) 90% of the fair market value of CPE Inc.'s common stock on the offering date and (ii) 90% of the fair market value of CPE Inc.'s common stock on the last day of the annual option period.

Compensation costs related to the ESPP are as follows:

	2012	2011
Unrecognized compensation expense	$0.3	$0.3
Recognized compensation expense	0.1	0.1
Total ESPP compensation expense	$0.4	$0.4

17. Equity-Based Compensation (CPE Inc. only) (Continued)

No compensation expense was recognized in the year ended December 31, 2010 related to the ESPP.

The fair value of each purchase right granted under the ESPP was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2012	2011
Weighted-average fair value (per award)	$5.51	$6.04
Assumptions:		
Risk-free interest rate	0.2%	0.1%
Expected option life	1.0	1.0
Expected volatility	44.7%	43.0%

18. Earnings Per Share (CPE Inc. Only)

In connection with the IPO on November 19, 2009, CPE Inc. issued 30,600,000 shares of common stock to the public and used the proceeds to acquire a 51% interest in CPE Resources. On December 15, 2010, CPE Inc. priced the Secondary Offering of 29,400,000 shares of its common stock on behalf of Rio Tinto. In connection with the Secondary Offering, we exchanged 29,400,000 shares of common stock for the common membership units of CPE Resources held by Rio Tinto and completed the Secondary Offering, resulting in a divestiture of 100% of Rio Tinto's holdings in CPE Resources. As a result of this transaction, CPE Resources became a wholly-owned subsidiary of CPE Inc.

On November 20, 2012, restricted stock issued to employees and directors in connection with the IPO vested, increasing the weighted-average shares outstanding for the period by 62,000 shares and decreasing the denominator for diluted earnings per share. The 276,000 shares retained as treasury shares during 2012 no longer impact this calculation.

Dilutive potential shares of common stock include restricted stock and options issued under the LTIP (see Note 17). We apply the treasury stock method to determine dilution from restricted stock and options.

Prior to the Secondary Offering, potential dilutive shares also included common stock that could have been issued in exchange for CPE Resources common membership units held by Rio Tinto members. In applying the if-converted method, we assumed that the Rio Tinto entities exchanged all of their membership units in CPE Resources for an equivalent number of shares of CPE Inc. common stock. In this calculation, we increased the numerator to include CPE Resources income attributable to the noncontrolling interest and decreased the numerator to reflect the additional income tax expense that results from the attribution of additional CPE Resources income to CPE Inc.'s controlling interest in CPE Resources. The calculation of such additional income tax expense reflects our combined federal and state statutory rate of 36%. At December 31, 2010, these shares were anti-dilutive and were excluded from the diluted earnings per share calculations.

18. Earnings Per Share (CPE Inc. Only) (Continued)

The following table summarizes the calculation of basic and diluted earnings per share for the years ended December 31, (in thousands, except per share amounts):

	2012	2011	2010
Numerator for calculation of basic earnings per share:			
Net income	$173,720	$189,797	$33,737
Denominator for basic income per share:			
Weighted-average shares outstanding	60,093	60,004	31,889
Basic earnings per share	$ 2.89	$ 3.16	$ 1.06
Numerator for calculation of diluted earnings per share:			
Net income	$173,720	$189,797	$33,737
Denominator for diluted income per share:			
Weighted-average shares outstanding	60,093	60,004	31,889
Dilutive effect of stock equivalents	834	633	—
Denominator for diluted earnings per share	60,927	60,637	31,889
Diluted earnings per share	$ 2.85	$ 3.13	$ 1.06

For the years ended December 31, the following were excluded from the diluted earnings per share calculation because they were anti-dilutive (in thousands):

	2012	2011	2010
CPE Resources common membership units held by noncontrolling interest	—	—	25,695
Restricted stock	28	7	878
Options outstanding	57	73	1,032
Employee stock purchase plan	21	8	—

19. Related Party Transactions

Related party activity consists primarily of coal sales to our equity method investment, Venture Fuels Partnership. For purposes of classifying related party transactions, we consider all agreements entered into with Rio Tinto prior to the Secondary Offering as related party transactions. These include the delivery of coal under arms-length commercial arrangements in the ordinary course of business and engaging Rio Tinto for agency services in connection with our export coal sales. As of November 2011, all material sales and support service agreements entered into with Rio Tinto prior to the Secondary Offering have been terminated.

19. Related Party Transactions (Continued)

The following table summarizes related party transactions for the years ended December 31 (in thousands):

	2012	2011	2010
Sales of coal to Venture Fuels Partnership	$22,069	$20,461	$27,674
Transactions with Rio Tinto:			
Transitional support services Rent expense paid to Rio Tinto	$ —	$ —	$ 245
Other commercial transactions			
Agency services fees paid to Rio Tinto	$ —	$ 712	$ 245
Revenue from export sales agreements with Rio Tinto	$ —	$16,203	$ 8,569

20. Segment Information

Historically, we have reported one segment: the production of low-sulfur, thermal coal from surface mines located in the Western region of the U.S. within the PRB, which is sold to electric utilities and industrial customers. Based upon current year and planned future activity along with earnings growth in our Logistics services business, we have presented our reportable segments for all periods as Owned and Operated Mines, Logistics and Related Activities, and Corporate and Other.

Our Owned and Operated Mines segment is characterized by the predominant focus on thermal coal production where the sale occurs at the mine site and where title and risk of loss pass to the customer at that point. This segment includes our Antelope, Cordero Rojo, and Spring Creek mines. Sales in this segment are primarily to domestic electric utilities; although a portion is made to our Logistics and Related Activities segment. Our mines utilize surface mining extraction processes and are all located in the PRB. The gains and losses resulting from our WTI collar derivative financial instruments are reported within this segment.

Our Logistics and Related Activities segment is characterized by the services we provide to our international and domestic customers where we deliver coal to them. Services provided typically include: delivered sales contract negotiations; purchase of coal from third parties or from our owned and operated mines; coordination of the transportation and delivery of purchased coal; and sales contract administration activities. Title and risk of loss are retained by the Logistics and Related Activities segment through the transportation and delivery process. Title and risk of loss pass to the customer in accordance with the contract and typically occurs at either a vessel loading terminal, a vessel unloading terminal or an end use facility. Risk associated with rail and terminal take-or-pay agreements is also borne by the Logistics and Related Activities segment. The gains and losses resulting from our international coal forward derivative financial instruments are reported within this segment.

Our Corporate and Other segment includes results relating to broker activity, our share of the Decker mine operations, and unallocated corporate costs and assets. All corporate costs, except Board of Directors related expenses, are allocated to the segments based upon their relative percentage of certain financial metrics.

20. Segment Information (Continued)

Eliminations represent the purchase and sale of coal between reportable segments and the associated elimination of intercompany profit or loss in inventory. Sales between reportable segments are priced based on prevailing market prices, as determined by us with reference to independent third-party publications.

Our chief operating decision maker uses Adjusted EBITDA as the primary measure of segment reporting performance. EBITDA represents net income before (1) interest income (expense) net, (2) income tax provision, (3) depreciation and depletion, (4) amortization, and (5) accretion. Adjusted EBITDA represents EBITDA as further adjusted to exclude specifically identified items that management believes do not directly reflect our core operations. For the periods presented herein, the specifically identified items are the income statement amounts for: (1) the updates to the tax agreement liability, including tax impacts of the IPO and Secondary Offering, (2) adjustments for derivative financial instruments, including mark-to-market amounts and cash settlements realized, and (3) a significant broker contract that expired in the first quarter of 2010.

Revenue

The following table presents revenue for the years ended December 31, (in thousands):

	2012	2011	2010
Owned and Operated Mines	$1,205,652	$1,241,567	$1,154,864
Logistics and Related Activities	338,804	327,417	205,377
Corporate and Other	37,984	50,925	50,326
Eliminations of intersegment sales	(65,668)	(66,248)	(39,806)
Consolidated revenue	$1,516,772	$1,553,661	$1,370,761

The following table presents revenue from external customers by geographic region for the years ended December 31, (in thousands):

	2012	2011	2010
United States	$1,211,884	$1,257,604	$1,194,800
Asia	296,821	287,236	163,030
Other	8,067	8,821	12,931
Total revenue from external customers	$1,516,772	$1,553,661	$1,370,761

We attribute revenue to individual countries based on the location of the physical delivery of the coal. All of our revenue for the years ended December 31, 2012, 2011, and 2010 originated in the U.S.

20. Segment Information (Continued)

Adjusted EBITDA

The following table presents Adjusted EBITDA for the years ended December 31, (in thousands):

	2012	2011	2010
Owned and Operated Mines	$ 283,280	$318,751	$ 286,342
Logistics and Related Activities	57,080	24,707	18,820
Corporate and Other	36	8,120	16,315
Eliminations	(1,568)	116	1,256
Consolidated Adjusted EBITDA	338,828	351,695	322,733
Interest expense, net	(35,241)	(33,274)	(46,373)
Depreciation, depletion and accretion	(107,764)	(99,596)	(115,719)
Tax agreement expense	29,000	(19,854)	(19,669)
Derivative financial instruments	11,511	2,275	—
Income tax	(62,614)	(11,449)	(31,982)
Expired significant broker contract	—	—	8,207
Net income	$ 173,720	$189,797	$ 117,197

Total Assets

The following table presents total assets at December 31, (in thousands):

	2012	2011
Owned and Operated Mines	$1,826,165	$1,484,099
Logistics and Related Activities	46,426	49,636
Corporate and Other	478,536	786,537
Eliminations	196	(953)
Consolidated assets	$2,351,323	$2,319,319

As of December 31, 2012, 2011, and 2010, all of our long lived assets were located in the U.S.

Capital Expenditures

The following table presents total capital expenditures for the years ended December 31, (in thousands):

	2012	2011	2010
Owned and Operated Mines	$395,681	$202,247	$87,208
Logistics and Related Activities	7,389	—	—
Corporate and Other	8,365	9,882	4,431
Eliminations	—	—	—
Consolidated	$411,435	$212,129	$91,639

21. CPE Inc. (Parent Company Only) Financial Information

Due to restrictions on CPE Resources's ability to pay dividends or transfer assets to CPE Inc. imposed by its debt covenants, the following parent company only condensed financial information is presented which reflects the financial condition, results of operations and cash flows of CPE Inc. The information has been prepared using the equity method of consolidation under U.S. GAAP.

The results of operations and cash flows are for the years ended December 31, (in thousands):

Condensed Statements of Operations

	2012	2011	2010
Management fee	$ 8,076	$ 7,254	$ 9,469
Costs and expenses			
General and administrative expenses	8,076	7,254	9,517
Total costs and expenses	8,076	7,254	9,517
Income (Loss) before equity in earnings of consolidated subsidiaries and income taxes	—	—	(48)
Equity in earnings of CPE Resources	155,609	201,221	86,237
Interest expense	(312)	(104)	(21)
Change in tax agreement liability	29,000	(19,854)	(19,669)
Income tax (expense) benefit	(10,578)	8,534	(32,762)
Net income	$173,720	$189,797	$ 33,737

21. CPE Inc. (Parent Company Only) Financial Information (Continued)

Condensed Balance Sheets

	December 31,	
	2012	2011
ASSETS		
Current assets		
Deferred income taxes	7,015	6,881
Due from related party	12,554	27,892
Other assets	289	409
Total current assets	19,858	35,182
Deferred income taxes	34,939	54,548
Other assets	48	48
Investment in CPE Resources	999,190	845,428
Total assets	$1,054,035	$935,206
LIABILITIES and STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 18	$ 50
Current portion of tax agreement liability	19,485	19,113
Accrued expenses	6,457	14,131
Total current liabilities	25,960	33,294
Tax agreement liability, net of current portion	97,053	151,523
Total liabilities	123,013	184,817
Total stockholders' equity	931,022	750,389
Total liabilities and stockholders' equity	$1,054,035	$935,206

Condensed Statements of Cash Flows

	Year Ended December 31,		
	2012	2011	2010
Operating activities			
Net income (loss)	$ 173,720	$ 189,797	$ 33,737
Adjustments to reconcile net income (loss) to net cash used in operating activities	(173,720)	(189,798)	(33,736)
Net cash used in operating activities	—	(1)	1
Investing activities			
Net cash provided by investing activities	—	—	—
Financing activities			
Net cash provided by financing activities	—	—	—
Increase (decrease) in cash and cash equivalents	—	(1)	1
Cash and cash equivalents at beginning of period	—	1	—
Cash and cash equivalents at end of period	$ —	$ —	$ 1

22. Summary Unaudited Quarterly Financial Information

A summary of the unaudited quarterly results of operations for the years ended December 31, 2012 and 2011 is presented below (in thousands except share amounts).

	Year Ended December 31, 2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$372,903	$343,183	$425,861	$374,825
Operating income	47,027	58,722	81,634	54,482
Net income	26,618	33,678	85,260	28,163
Income per common share from continuing operations attributable to the controlling interest:				
Basic	$ 0.44	$ 0.56	$ 1.42	$ 0.47
Diluted	$ 0.44	$ 0.55	$ 1.39	$ 0.46

During the three months ended September 30, 2012, CPE Inc. completed its update of its most recent operating plans, inclusive of market and cash cost forecasts, and calculation of the resulting amount and timing of estimated future taxable income. Because of the reduced future tax value expected to be received, there was a decrease in the tax agreement liability due to Rio Tinto, resulting in a benefit to non-operating income for the three months ended September 30, 2012. In addition, the deferred tax valuation allowance was reduced based the update of the operating plans, resulting in a benefit to income tax expense.

	Year Ended December 31, 2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$356,545	$387,679	$406,950	$402,487
Operating income	53,882	74,706	60,173	63,984
Net income	26,773	94,594	24,611	43,819
Income (loss) per common share from continuing operations attributable to the controlling interest:				
Basic	$ 0.45	$ 1.58	$ 0.41	$ 0.73
Diluted	$ 0.44	$ 1.56	$ 0.41	$ 0.72

The successful bids for the WAII North and WAII South Coal Tracts during the three months ended June 30, 2011 were a triggering event for updating our estimates of the ARO and tax agreement liability. Increases in the mine life at Antelope deferred reclamation activities which resulted in a reduction in the ARO that exceeded the carrying amount of the related asset retirement cost by $15.7 million and was recognized as a reduction of depreciation and depletion expense in the three months ended June 30, 2011. An increase in the tax agreement liability resulted in a $42.7 million charge to non-operating income and was offset by a related increase of $15.4 million to the net value of deferred tax assets which was recorded through income tax benefit in the three months ended June 30, 2011. In addition, the successful bids increased our estimate of future taxable income and we expected to realize the benefit of an additional $78.2 million of our deferred tax assets, against which we had previously recorded a valuation allowance, which was recorded through income tax benefit in the three months ended June 30, 2011.

22. Summary Unaudited Quarterly Financial Information (Continued)

During the three months ended September 30, 2011, CPE Inc. completed its 2010 federal income tax return filing process, which included a final determination of the amount of CPE Inc.'s increased tax basis in CPE Resources's assets recorded as a result of the Secondary Offering. By operation of the partnership income tax rules following Rio Tinto's exit from the partnership under the Secondary Offering, the future value attributable to the additional tax basis has been recalculated and reduced. Correspondingly, the liability CPE Inc. expected to owe under the Tax Receivable Agreement at the time of the Secondary Offering decreased, resulting in a $29.9 million credit to additional paid in capital as of September 30, 2011.

Additionally, during the three months ended September 30, 2011, CPE Inc. completed its annual update of its most recent operating plans and calculation of the resulting estimated future taxable income. Because of the reduced future tax value expected to be received as explained above, there was a decrease in the tax agreement liability due to Rio Tinto, resulting in a $22.9 million benefit to non-operating income for the three months ended September 30, 2011. Related adjustments of $32.9 million to the net value of deferred tax assets were recorded through income tax expense.

23. Supplemental Guarantor/Non-Guarantor Financial Information (CPE Resources only)

In accordance with the indenture governing the senior notes, certain wholly-owned U.S. subsidiaries of CPE Resources (the "Guarantor Subsidiaries") have fully and unconditionally guaranteed these senior notes on a joint and several basis. These guarantees of either series of senior notes are subject to release in the following customary circumstances:

- a sale or other disposition (including by way of consolidation or merger or otherwise) of the Guarantor Subsidiary or the sale or disposition of all or substantially all the assets of the Guarantor Subsidiary (other than to the CPE Resources or a Restricted Subsidiary (as defined in the indenture) of CPE Resources) otherwise permitted by the indenture,
- a sale of the majority of the capital stock of a Guarantor Subsidiary to a third person otherwise permitted by the indenture, after which the applicable Guarantor Subsidiary is no longer a Restricted Subsidiary,
- upon a liquidation or dissolution of a Guarantor Subsidiary so long as no default under the indenture occurs as a result thereof,
- the designation by CPE Resources in accordance with the indenture of the Guarantor Subsidiary as an Unrestricted Subsidiary or the Guarantor Subsidiary otherwise ceases to be a Restricted Subsidiary of CPE Resources in accordance with the indenture,
- defeasance or discharge of such series of senior notes or
- the release, other than the discharge through payment by the Guarantor Subsidiary, of all other guarantees by such Restricted Subsidiary of Debt (as defined in the indenture) of CPE Resources or the co-issuer of the senior notes.

Separate financial statements and other disclosures concerning the Guarantor Subsidiaries are not presented because management believes that such information is not material to the senior note

23. Supplemental Guarantor/Non-Guarantor Financial Information (CPE Resources only) (Continued)

holders. The following historical financial statement information is provided for the Guarantor/Non-Guarantor Subsidiaries:

Supplemental Condensed Consolidating Statement of Operations and Comprehensive Income (in thousands)

	Year Ended December 31, 2012				
	Parent Company (CPE Resources)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$ —	$1,494,597	$ 22,176	$ —	$1,516,772
Costs and expenses					
Cost of product sold (exclusive of depreciation, depletion, amortization and accretion, shown separately)	(12)	1,103,013	29,397	—	1,132,399
Depreciation and depletion	2,403	89,554	2,618	—	94,575
Accretion	—	9,852	3,336	—	13,189
Derivative financial instruments	(138)	(22,616)	—	—	(22,754)
Selling, general and administrative expenses	51,420	3,130	—	—	54,548
Other operating costs	—	2,949	—	—	2,949
Total costs and expenses	53,673	1,185,881	35,352	—	1,274,906
Operating income (loss)	(53,673)	308,715	(13,176)	—	241,866
Other income (expense)					
Interest income	1,086	—	—	—	1,086
Interest expense	(33,963)	(1,991)	(63)	—	(36,016)
Other	—	(847)	—	—	(847)
Total other expense	(32,877)	(2,838)	(62)	—	(35,777)
Income (loss) before income tax provision and earnings (losses) from affiliates	(86,550)	305,877	(13,238)	—	206,089
Income tax provision	32,134	(89,142)	4,972	—	(52,036)
Earnings from unconsolidated affiliates, net of tax	17	1,539	—	—	1,556
Earnings (losses) from consolidated affiliates, net of tax	210,008	(8,266)	—	(201,742)	—
Net income (loss)	155,609	210,008	(8,266)	(201,742)	155,609
Other comprehensive income					
Retiree medical plan amortization of prior service costs	1,575	1,575	—	(1,575)	1,575
Retiree medical plan adjustment	(4,665)	(4,665)	—	4,665	(4,665)
Decker pension adjustment	204	204	204	(408)	204
Income taxes on retiree medical plan adjustments	1,039	1,039	(73)	(966)	1,039
Other comprehensive income (loss)	(1,847)	(1,847)	131	1,716	(1,847)
Total comprehensive income (loss)	$153,762	$ 208,161	$ (8,135)	$(200,026)	$ 153,762

23. Supplemental Guarantor/Non-Guarantor Financial Information (CPE Resources only) (Continued)

Supplemental Condensed Consolidating Statement of Operations and Comprehensive Income (Continued) (in thousands)

	Year Ended December 31, 2011				
	Parent Company (CPE Resources)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$ 1	$1,529,846	$ 23,814	$ —	$1,553,661
Costs and expenses					
Cost of product sold (exclusive of depreciation, depletion, amortization and accretion, shown separately)	192	1,125,340	25,585	—	1,151,117
Depreciation and depletion	2,027	80,689	4,411	—	87,127
Accretion	—	8,539	3,930	—	12,469
Derivative financial instruments	—	(2,275)	—	—	(2,275)
Selling, general and administrative expenses	46,735	4,326	—	—	51,061
Other operating costs	—	1,419	—	—	1,419
Total costs and expenses	48,954	1,218,038	33,926	—	1,300,918
Operating income (loss)	(48,953)	311,808	(10,112)	—	252,743
Other income (expense)					
Interest income	590	1	1	—	592
Interest expense	(32,772)	(932)	(58)	—	(33,762)
Other, net	—	(170)	—	—	(170)
Total other expense	(32,182)	(1,101)	(57)	—	(33,340)
Income (loss) before income tax provision and earnings (losses) from affiliates	(81,135)	310,707	(10,169)	—	219,403
Income tax provision	83,425	(106,956)	3,548	—	(19,983)
Earnings from unconsolidated affiliates, net of tax	21	1,780	—	—	1,801
Earnings (losses) from consolidated affiliates, net of tax	198,910	(6,621)	—	(192,289)	—
Net income (loss)	201,221	198,910	(6,621)	(192,289)	201,221
Other comprehensive income					
Retiree medical plan amortization of prior service costs	1,305	1,305	—	(1,305)	1,305
Retiree medical plan adjustment	(5,602)	(5,602)	—	5,602	(5,602)
Decker pension adjustment	(1,885)	(1,885)	(1,885)	3,770	(1,885)
Income taxes on retiree medical plan adjustments	2,226	2,225	678	(2,903)	2,226
Other comprehensive income (loss)	(3,956)	(3,957)	(1,207)	5,164	(3,956)
Total comprehensive income (loss)	$197,265	$ 194,953	$ (7,828)	$(187,125)	$ 197,265

23. Supplemental Guarantor/Non-Guarantor Financial Information (CPE Resources only) (Continued)

Supplemental Condensed Consolidating Statement of Operations and Comprehensive Income (Continued)
(in thousands)

	Year Ended December 31, 2010				
	Parent Company (CPE Resources)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$ 78	$1,348,769	$21,914	$ —	$1,370,761
Costs and expenses					
Cost of product sold (exclusive of depreciation, depletion, amortization and accretion, shown separately)	221	959,432	19,920	—	979,573
Depreciation and depletion	2,080	97,189	754	—	100,023
Amortization	—	3,197	—	—	3,197
Accretion	—	9,591	2,908	—	12,499
Selling, general and administrative expenses	29,187	33,577	782	—	63,546
Total costs and expenses	31,488	1,102,986	24,364	—	1,158,838
Operating income (loss)	(31,410)	245,783	(2,450)	—	211,923
Other income (expense)					
Interest income	558	—	7	—	565
Interest expense	(45,629)	(1,230)	(58)	—	(46,917)
Other, net	42	115	—	—	157
Total other expense	(45,029)	(1,115)	(51)	—	(46,195)
Income (loss) before income tax provision and earnings (losses) from affiliates	(76,439)	244,668	(2,501)	—	165,728
Income tax provision	1,146	(430)	64	—	780
Earnings from unconsolidated affiliates, net of tax	26	3,919	—	—	3,945
Earnings (losses) from consolidated affiliates, net of tax	245,720	(2,437)	—	(243,283)	—
Net income (loss)	170,453	245,720	(2,437)	(243,283)	170,453
Other comprehensive income					
Retiree medical plan amortization of prior service costs	1,405	1,405	—	(1,405)	1,405
Retiree medical plan adjustment	(3,587)	(3,587)	—	3,587	(3,587)
Decker pension adjustment	295	295	295	(590)	295
Other comprehensive income (loss)	(1,887)	(1,887)	295	1,592	(1,887)
Total comprehensive income (loss)	$168,566	$ 243,833	$(2,142)	$(241,691)	$ 168,566

23. Supplemental Guarantor/Non-Guarantor Financial Information (CPE Resources only) (Continued)

Supplemental Condensed Consolidating Balance Sheet
(in thousands)

	December 31, 2012				
	Parent Company (CPE Resources)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets					
Cash and cash equivalents	$ 195,076	$ —	$ 2,615	$ —	$ 197,691
Investments in marketable securities	80,341	—	—	—	80,341
Restricted cash	—	—	—	—	—
Accounts receivable	—	74,008	2,108	—	76,117
Due from related parties	—	385,102	42	(385,144)	—
Inventories, net	6,741	71,312	3,622	—	81,675
Deferred income taxes	—	21,124	—	(28)	21,096
Derivative assets	138	13,647	—	—	13,785
Other assets	7	16,100	117	—	16,224
Total current assets	282,303	581,293	8,504	(385,171)	486,929
Noncurrent assets					
Property, plant and equipment, net	9,239	1,666,020	3,035	—	1,678,294
Goodwill	—	35,634	—	—	35,634
Deferred income taxes	22,807	24,650	18,679	—	66,136
Investments and other assets	1,682,267	—	4,470	(1,646,259)	40,478
Total assets	$1,996,616	$2,307,597	$ 34,688	$(2,031,430)	$2,307,471
LIABILITIES AND MEMBER'S EQUITY					
Current liabilities					
Accounts payable	$ 2,558	$ 45,896	$ 1,117	$ —	$ 49,571
Royalties and production taxes	—	126,726	2,625	—	129,351
Accrued Expenses	2,087	41,529	292	—	43,908
Due to related parties	396,137	—	—	(385,144)	10,993
Current portion of federal coal lease obligations	—	63,191	—	—	63,191
Other current liabilities	76	1,754	966	(27)	2,769
Total current liabilities	400,858	279,096	5,001	(385,172)	299,783
Noncurrent liabilities					
Senior notes	596,506	—	—	—	596,506
Federal coal lease obligations, net of current portion	—	122,928	—	—	122,928
Asset retirement obligations, net of current portion	—	164,626	74,365	—	238,991
Deferred income taxes	—	—	—	—	—
Other liabilities	61	77,655	5,806	(33,449)	50,073
Total liabilities	997,425	644,305	85,172	(418,621)	1,308,281
Commitments and Contingencies (Note 15)					
Total member's equity	999,190	1,663,293	(50,484)	(1,612,809)	999,190
Total liabilities and member's equity	$1,996,615	$2,307,598	$ 34,688	$(2,031,430)	$2,307,471

23. Supplemental Guarantor/Non-Guarantor Financial Information (CPE Resources only) (Continued)

Supplemental Condensed Consolidating Balance Sheet (Continued)
(in thousands)

	December 31, 2011				
	Parent Company (CPE Resources)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets					
Cash and cash equivalents	$ 401,087	$ 2	$ 3,151	$ —	$ 404,240
Investments in marketable securities	75,228	—	—	—	75,228
Restricted cash	71,245	—	—	—	71,245
Accounts receivable	130	92,936	2,181	—	95,247
Due from related parties	—	256,460	—	(256,460)	—
Inventories, net	5,753	61,677	4,218	—	71,648
Deferred income taxes	—	30,648	—	—	30,648
Derivative financial instruments	—	2,275	—	—	2,275
Other assets	—	12,610	—	—	12,610
Total current assets	553,443	456,608	9,550	(256,460)	763,141
Noncurrent assets					
Property, plant and equipment, net	6,684	1,338,839	4,612	—	1,350,135
Goodwill	—	35,634	—	—	35,634
Deferred income taxes	34,307	28,931	15,042	—	78,280
Investments and other assets	1,134,791	—	—	(1,105,018)	29,773
Total assets	$1,729,225	$1,860,012	$ 29,204	$(1,361,478)	$2,256,963
LIABILITIES AND MEMBER'S EQUITY					
Current liabilities					
Accounts payable and accrued expenses	$ 2,801	$ 66,850	$ 1,726	$ —	$ 71,377
Royalties and production taxes	—	133,349	2,723	—	136,072
Accrued expenses	2,094	44,677	5,028	—	51,799
Due to related parties	282,661	—	1,219	(256,460)	27,420
Current portion of federal coal lease obligations	—	102,198	—	—	102,198
Other liabilities	45	3,960	966	—	4,971
Total current liabilities	287,601	351,034	11,662	(256,460)	393,837
Noncurrent liabilities					
Senior notes	596,077	—	—	—	596,077
Federal coal lease obligations, net of current portion	—	186,119	—	—	186,119
Asset retirement obligations, net of current portion	—	126,267	66,440	—	192,707
Other liabilities	119	84,201	6,021	(47,546)	42,795
Total liabilities	883,797	747,622	84,123	(304,006)	1,411,535
Total member's equity	845,428	1,112,390	(54,919)	(1,057,472)	845,428
Total liabilities and member's equity	$1,729,225	$1,860,012	$ 29,204	$(1,361,478)	$2,256,963

23. Supplemental Guarantor/Non-Guarantor Financial Information (CPE Resources only) (Continued)

Supplemental Condensed Consolidated Statement of Cash Flows
(in thousands)

	Year Ended December 31, 2012				
	Parent Company (CPE Resources)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$ 36,458	$ 219,458	$ (8,447)	$ —	$ 247,469
Investing activities					
Acquisition of Youngs Creek project	—	(300,377)	—	—	(300,377)
Purchases of property, plant and equipment	(8,175)	(45,185)	(190)	—	(53,550)
Cash paid for capitalized interest	—	(50,119)	—	—	(50,119)
Investments in marketable securities	(67,576)	—	—	—	(67,576)
Maturity and redemption of investments	62,463	—	—	—	62,463
Investment in development projects	—	(7,389)	—	—	(7,389)
Return of restricted cash	71,244	—	—	—	71,244
Partnership escrow deposit	—	—	(4,470)	—	(4,470)
Contributions made to subsidiary	(300,377)	(12,570)	—	312,947	—
Other	(47)	1,907	—	—	1,860
Net cash used in investing activities	(242,468)	(413,733)	(4,660)	312,947	(347,914)
Financing activities					
Principal payments on federal coal leases	—	(102,198)	—	—	(102,198)
Contributions received from parent	—	300,377	12,570	(312,947)	—
Other	—	(3,906)	—	—	(3,906)
Net cash provided by (used in) financing activities	—	194,273	12,570	(312,947)	(106,104)
Net decrease in cash and cash equivalents	(206,010)	(2)	(537)	—	(206,549)
Cash and cash equivalents at beginning of year	401,087	2	3,151	—	404,240
Cash and cash equivalents at the end of year	$ 195,077	$ —	$ 2,614	$ —	$ 197,691

23. Supplemental Guarantor/Non-Guarantor Financial Information (CPE Resources only) (Continued)

Supplemental Condensed Consolidating Statement of Cash Flows (Continued)
(in thousands)

	Year Ended December 31, 2011				
	Parent Company (CPE Resources)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$ 55,508	$ 247,529	$ (6,090)	$ —	$ 296,947
Investing activities					
Purchases of property, plant and equipment	(9,721)	(98,804)	(208)	—	(108,733)
Cash paid for capitalized interest	—	(33,989)	—	—	(33,989)
Purchases of marketable securities	(75,228)	—	—	—	(75,228)
Initial payment on federal coal leases	—	(69,407)	—	—	(69,407)
Return of restricted cash	110,972	—	—	—	110,972
Distributions received from subsidiary	—	8,637	—	(8,637)	—
Other	—	713	—	—	713
Net cash used in investing activities	26,023	(192,850)	(208)	(8,637)	(175,672)
Financing activities					
Principal payments on federal coal leases	—	(54,630)	—	—	(54,630)
Distributions	(162)	—	(8,637)	8,637	(162)
Other	(2,292)	(51)	—	—	(2,343)
Net cash used in financing activities	(2,454)	(54,681)	(8,637)	8,637	(57,135)
Net increase (decrease) in cash and cash equivalents	79,077	(2)	(14,935)	—	64,140
Cash and cash equivalents at end of period	322,010	4	18,086	—	340,100
Cash and cash equivalents at beginning of period	$401,087	$ 2	$ 3,151	$ —	$ 404,240

23. Supplemental Guarantor/Non-Guarantor Financial Information (CPE Resources only) (Continued)

Supplemental Condensed Consolidating Statement of Cash Flows (Continued)
(in thousands)

	Year Ended December 31, 2010				
	Parent Company (CPE Resources)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$ 202,843	$136,543	$(3,685)	$—	$ 335,701
Investing activities					
Purchases of property, plant and equipment	(4,282)	(60,610)	(149)	—	(65,041)
Cash paid for capitalized interest	—	(26,598)	—	—	(26,598)
Return of restricted cash	116,533	—	—	—	116,533
Restricted cash deposit	(218,425)	—	—	—	(218,425)
Other	—	1,437	74	—	1,511
Net cash used in investing activities	(106,174)	(85,771)	(75)	—	(192,020)
Financing activities					
Principal payments on federal coal leases	—	(50,768)	—	—	(50,768)
Distributions	(21,129)	—	—	—	(21,129)
Net cash used in financing activities	(21,129)	(50,768)	—	—	(71,897)
Net increase (decrease) in cash and cash equivalents	75,540	4	(3,760)	—	71,784
Cash and cash equivalents at beginning of period	246,470	—	21,846	—	268,316
Cash and cash equivalents at the end of year	$ 322,010	$ 4	$18,086	$—	$ 340,100

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

CPE Inc.

Disclosure Controls and Procedures

An evaluation was performed by CPE Inc.'s management, under the supervision and with the participation of CPE Inc.'s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of CPE Inc.'s disclosure controls and procedures as of December 31, 2012. CPE Inc.'s Chief Executive Officer and Chief Financial Officer, have concluded that CPE Inc.'s disclosure controls and procedures, which are designed to provide reasonable assurance that information required to be disclosed in reports filed under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to CPE Inc.'s management, including CPE Inc.'s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure, were effective at a reasonable assurance level as of December 31, 2012.

CPE Inc.'s management, including CPE Inc.'s Chief Executive Officer and Chief Financial Officer, does not expect that CPE Inc.'s disclosure controls and procedures or CPE Inc.'s internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected.

Management's Report on Internal Control Over Financial Reporting

CPE Inc.'s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed under the supervision of CPE Inc.'s Chief Executive Officer and Chief Financial Officer, and effected by CPE Inc.'s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of CPE Inc.'s consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

CPE Inc.'s management conducted an evaluation of the effectiveness of CPE Inc.'s internal control over financial reporting using the criteria set by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on this evaluation, CPE Inc.'s management concluded that CPE Inc.'s internal control over financial reporting was effective as of December 31, 2012.

CPE Inc.'s independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of CPE Inc.'s internal control over financial reporting as of December 31, 2012, as stated in their audit report included in Part II, Item 8. Financial Statements and Supplementary Data.

Changes in Internal Control Over Financial Reporting

There were no changes in CPE Inc.'s internal control over financial reporting during the quarter ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, CPE Inc.'s internal control over financial reporting.

CPE Resources

Disclosure Controls and Procedures

An evaluation was performed by CPE Resources's management, under the supervision and with the participation of CPE Resources's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of CPE Resources's disclosure controls and procedures as of December 31, 2012. CPE Resources's Chief Executive Officer and Chief Financial Officer, have concluded that CPE Resources's disclosure controls and procedures, which are designed to provide reasonable assurance that information required to be disclosed in reports filed under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to CPE Resources's management, including CPE Resources's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure, were effective at a reasonable assurance level as of December 31, 2012.

CPE Resources's management, including CPE Resources's Chief Executive Officer and Chief Financial Officer, does not expect that CPE Resources's disclosure controls and procedures or CPE Resources's internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected.

Management's Report on Internal Control Over Financial Reporting

CPE Resources's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed under the supervision of CPE Resources's Chief Executive Officer and Chief Financial Officer, and effected by CPE Inc.'s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of CPE Resources's consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

CPE Resources's management conducted an evaluation of the effectiveness of CPE Resources's internal control over financial reporting using the criteria set by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on this evaluation, CPE Resources's management concluded that CPE Resources's internal control over financial reporting was effective as of December 31, 2012.

CPE Resources is a wholly-owned subsidiary of CPE Inc., and as a non-accelerated filer is exempt from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Changes in Internal Control Over Financial Reporting

There were no changes in CPE Resources's internal control over financial reporting during the quarter ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, CPE Resources's internal control over financial reporting.

Item 9B. *Other Information.*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by Item 401 of Regulation S-K is included under the caption Election of Class I Directors in our Proxy Statement to be distributed to our stockholders in connection with our 2013 annual meeting and is included in Part I of this report under the caption "Executive Officers." Such information is incorporated herein by reference. The information required by Items 405 and 407(c)(3), (d)(4), and (d)(5) of Regulation S-K will be included under the captions Section 16(a) Beneficial Ownership Reporting Compliance and Corporate Governance in our Proxy Statement to be distributed to our stockholders in connection with our 2013 annual meeting and is incorporated herein by reference.

We have adopted a Code of Ethics for Principal Executive and Senior Financial Officers, which is available on our website at www.cloudpeakenergy.com in the "Corporate Governance" subsection in the "Investor Relations" section. We will disclose any future amendments to or waivers from our Code of Ethics for our Chief Executive Officer or Senior Financial Officers by posting such information on our website.

Item 11. *Executive Compensation.*

The information required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K will be included in our Proxy Statement to be distributed to our stockholders in connection with our 2013 annual meeting under the caption Executive Compensation and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by Item 403 of Regulation S-K will be included under the caption Security Ownership of Management and Principal Stockholders in our Proxy Statement to be distributed to our stockholders in connection with our 2013 annual meeting and is incorporated herein by reference.

As required by Item 201(d) of Regulation S-K, the following table provides information regarding our equity compensation plans as of December 31, 2012:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted -average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,801,010	$15.95	3,130,294(1)
Equity compensation plans not approved by security holders	—	—	—
Total	2,801,010	$15.95	3,130,294(1)

(1) Includes 2,698,990 shares under the LTIP and 431,304 shares under our Employee Stock Purchase Plan. Shares available for issuance under the LTIP may be issued pursuant to restricted stock, restricted stock units, options, stock appreciation rights, dividend equivalent rights, performance awards, and share awards.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

The information required by Item 404 of Regulation S-K will be included under the captions Certain Relationships and Related Transactions in our Proxy Statement to be distributed to our stockholders in connection with our 2013 annual meeting and is incorporated herein by reference. The information required by Item 407(a) of Regulation S-K will be included under the caption Independence of Directors in our Proxy Statement to be distributed to our stockholders in connection with our 2013 annual meeting and is incorporated herein by reference.

Item 14. ***Principal Accounting Fees and Services.***

The information required by Item 9(e) of Schedule 14A will be included under the caption Independent Auditor Fees and Services in our Proxy Statement to be distributed to our stockholders in connection with our 2013 annual meeting and is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) *The following documents are filed as part of this Report:*

(1) Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2012 and 2011

Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2012, 2011, and 2010

Consolidated Statements of Equity for the Years Ended December 31, 2012, 2011, and 2010

Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011, and 2010

Notes to Consolidated Financial Statements

(2) Reserved

(3) Exhibit List

(b) *Exhibits*

The following documents are filed or furnished as part of this annual report on Form 10-K. The Company will furnish a copy of any exhibit listed to requesting stockholders upon payment of the Company's reasonable expenses in furnishing those materials.

Exhibit Number	Description of Documents
2.1	Purchase and Sale Agreement, dated as of June 29, 2012, among Arrowhead I LLC, Chevron USA Inc., CONSOL Energy Inc., Consolidation Coal Company and Reserve Coal Properties Company (Incorporated herein by reference to Exhibit 2.1to CPE Inc.'s Current Report on Form 8-K filed on July 2, 2012 (File No. 001-34547))
2.2	Purchase and Sale Agreement, dated as of June 29, 2012, among Chevron USA Inc. and Arrowhead I LLC (Incorporated herein by reference to Exhibit 2.1to CPE Inc.'s Current Report on Form 8-K filed on July 2, 2012 (File No. 001-34547))
2.3	Purchase and Sale Agreement, dated as of June 29, 2012, among CONSOL Energy Inc., Consolidation Coal Company, Reserve Coal Properties Company and Arrowhead I LLC (Incorporated herein by reference to Exhibit 2.1to CPE Inc.'s Current Report on Form 8-K filed on July 2, 2012 (File No. 001-34547))
3.1	Amended and Restated Certificate of Incorporation of Cloud Peak Energy Inc. effective as of November 25, 2009 (Incorporated herein by reference to Exhibit 3.2 to Amendment No. 3 to CPE Inc.'s Form S-1 filed on November 2, 2009 (File No. 333-161293))
3.2	Amended and Restated Bylaws of Cloud Peak Energy Inc. effective as of November 25, 2009 (Incorporated herein by reference to Exhibit 3.1 to CPE Inc.'s Current Report on Form 8-K filed on December 2, 2009 (File No. 001-34547))
3.3	Amended and Restated Certificate of Formation of Cloud Peak Energy Resources LLC (Incorporated herein by reference to Exhibit 3.1 to CPE Resources's Registration Statement on Form S-4/A filed on August 17, 2010 (File No. 333-168639))

Exhibit Number	Description of Documents
3.4	Third Amended and Restated Limited Liability Company Agreement of Cloud Peak Energy Resources LLC, dated as of November 19, 2009, by and among Cloud Peak Energy Inc., Rio Tinto Energy America Inc. and Kennecott Management Services Company (Incorporated herein by reference to Exhibit 10.5 to CPE Inc.'s Current Report on Form 8-K filed on November 25, 2009 (File No. 001-34547))
4.1	Form of Stock Certificate of Cloud Peak Energy Inc. (Incorporated herein by reference to Exhibit 4.1 to Amendment No. 5 to CPE Inc.'s Form S-1 filed on November 16, 2009 (File No. 333-161293))
4.2	Indenture, dated as of November 25, 2009, by and among Cloud Peak Energy Resources LLC (and its subsidiaries listed on the signature page), Cloud Peak Energy Finance Corp., Wilmington Trust Company and Citibank, N.A. (Incorporated herein by reference to Exhibit 4.1 to CPE Inc.'s Current Report on Form 8-K filed on December 2, 2009 (File No. 001-34547))
4.3	Form of Exchange Notes (Included in Exhibit 4.2 hereto)
10.1	Federal Coal Lease WYW-151643: Antelope Coal Mine (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.2	Federal Coal Lease WYW-141435: Antelope Coal Mine (Incorporated herein by reference to Exhibit 10.2 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.3	Federal Coal Lease WYW-0321780: Antelope Coal Mine (Incorporated herein by reference to Exhibit 10.3 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.4	Federal Coal Lease WYW-0322255: Antelope Coal Mine (Incorporated herein by reference to Exhibit 10.4 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.5	Federal Coal Lease WYW 163340: Antelope Coal LLC (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on July 1, 2011 (File No. 001-34547))
10.6	Federal Coal Lease WYW 177903: Antelope Coal LLC (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on August 12, 2011 (File No. 001-34547))
10.7	State of Wyoming Coal Lease No.0-26695: Antelope Coal Mine (Incorporated herein by reference to Exhibit 10.5 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.8	Federal Coal Lease WYW-8385: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.6 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.9	Federal Coal Lease WYW-23929: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.7 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.10	Federal Coal Lease WYW 174407: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.8 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.11	Federal Coal Lease WYW-154432: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.9 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.12	State of Wyoming Coal Lease No. 0-26935-A: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.10 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))

Exhibit Number	Description of Documents
10.13	State of Wyoming Coal Lease No. 0-26936-A: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.11 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.14	Federal Coal Lease MTM-88405: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.12 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.15	Modified Federal Coal Lease MTM-069782: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on June 18, 2010 (File No. 001-34547))
10.16	Federal Coal Lease MTM-94378: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.14 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.17	State of Montana Coal Lease No. C-1101-00: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.15 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.18	State of Montana Coal Lease No. C-1099-00: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.16 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.19	State of Montana Coal Lease No. C-1100-00: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.17 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.20	State of Montana Coal Lease No. C-1088-05: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.18 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.21	Agreement by and among Western Minerals, Inc., Wytana, Inc., Montana Royalty Company, Ltd. and Peter Kiewit Sons' Inc., dated September 1, 1970, as amended by supplement dated as of January 1, 1974, amendment No. 2 dated as of December 1, 1977, amendment No. 3, dated as of August 24, 1978, amendment No. 4, dated as of January 1, 1982, amendment No. 5, dated as of July 9, 1983, amendment No. 6, dated as of May 7, 1985, amendment No. 7, dated as of January 1, 1989, amendment No. 8, dated as of January 1, 1989, amendment No. 9, dated as of December 13, 1990 (sic), amendment No. 10, dated as of January 1, 1999, amendment No. 11, dated as of April 9, 2002 (Incorporated herein by reference to Exhibit 10.19 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293)), and amendment No. 12, dated as of January 20, 2012 (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on January 24, 2012 (File No. 001-34547))
10.22	Master Separation Agreement, dated as of November 19, 2009, by and among Cloud Peak Energy Inc., Cloud Peak Energy Resources LLC, Rio Tinto America Inc., Rio Tinto Energy America Inc. and Kennecott Management Services Company (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on November 25, 2009 (File No. 001-34547))
10.23	Management Services Agreement, dated as of November 19, 2009, by and between Cloud Peak Energy Inc. and Cloud Peak Energy Resources LLC (Incorporated herein by reference to Exhibit 10.9 to CPE Inc.'s Current Report on Form 8-K filed on November 25, 2009 (File No. 001-34547))

Exhibit Number	Description of Documents
10.24	RTEA Coal Supply Agreement, dated as of November 19, 2009, by and between Cloud Peak Energy Resources LLC and Rio Tinto Energy America Inc. (Incorporated herein by reference to Exhibit 10.10 to CPE Inc.'s Current Report on Form 8-K filed on November 25, 2009 (File No. 001-34547))
10.25	Tax Receivable Agreement, dated as of November 19, 2009, by and between Cloud Peak Energy Inc. and Rio Tinto Energy America Inc. (Incorporated herein by reference to Exhibit 10.11 to CPE Inc.'s Current Report on Form 8-K filed on November 25, 2009 (File No. 001-34547))
10.26	Amended and Restated Credit Agreement, dated as of June 3, 2011, by and among Cloud Peak Energy Resources LLC, Morgan Stanley Senior Funding, Inc. and a syndicate of lenders (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K/A filed on June 7, 2011 (File No. 001-34547))
10.27	Amendment No. 1 to Amended and Restated Credit Agreement, dated as of June 14, 2012, by and among Cloud Peak Energy Resources LLC, the subsidiary guarantors party thereto, Morgan Stanley Senior Funding, Inc. and a syndicate of lenders (Incorporated herein by reference to Exhibit 2.1to CPE Inc.'s Current Report on Form 8-K filed on July 2, 2012 (File No. 001-34547))
10.28*	Amendment No. 2 to Amended and Restated Credit Agreement, dated as of January 18, 2013, by and among Cloud Peak Energy Resources LLC, the subsidiary guarantors party thereto, Morgan Stanley Senior Funding, Inc. and a syndicate of lenders
10.29	Guarantee and Security Agreement, dated as of November 25, 2009, by and between Cloud Peak Energy Resources LLC (and its subsidiaries listed on the signature page) and Morgan Stanley Senior Funding, Inc. (Incorporated herein by reference to Exhibit 10.2 to CPE Inc.'s Current Report on Form 8-K filed on December 2, 2009 (File No. 001-34547))
10.30*	Amendment No. 1 to the Guarantee and Security Agreement, dated as of January 18, 2013, by and between Cloud Peak Energy Resources LLC (and its subsidiaries listed on the signature page) and Morgan Stanley Senior Funding, Inc.
10.31	Receivables Purchase Agreement, dated as of February 11, 2013, by and between Cloud Peak Energy Resources LLC, Cloud Peak Energy Receivables LLC, PNC Bank, National Association, as administrator, and various conduit purchasers (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on February 13, 2013 (File No. 001-34547))
10.32	Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.32 to Amendment No. 5 to CPE Inc.'s Form S-1 filed on November 16, 2009 (File No. 333-161293))†
10.33	Amendment No. 1 to the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on March 14, 2011 (File No. 001-34547))†
10.34	Amendment No. 2 to the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on May 20, 2011 (File No. 001-34547))†
10.35	Amendment No. 3 to the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.2 to CPE Inc.'s Current Report on Form 8-K filed on May 20, 2011 (File No. 001-34547))†

Exhibit Number	Description of Documents
10.36	Form of IPO Nonqualified Stock Option Agreement under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.33 to Amendment No. 5 to CPE Inc.'s Form S-1 filed on November 16, 2009 (File No. 333-161293))†
10.37	Form of Director Restricted Stock Unit Agreement under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.48 to CPE Inc.'s Annual Report on Form 10-K filed on February 25, 2011 (File No. 001-34547))
10.38	Form of 2011 Cloud Peak Energy Inc. 2009 Long Term Incentive Plan Performance Share Unit Award Agreement (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on March 9, 2011 (File No. 001-34547))†
10.39	Form of 2011 Cloud Peak Energy Inc. 2009 Long Term Incentive Plan Nonqualified Stock Option Agreement (Incorporated herein by reference to Exhibit 10.2 to CPE Inc.'s Current Report on Form 8-K filed on March 9, 2011 (File No. 001-34547))†
10.40	Form of 2011 Cloud Peak Energy Inc. 2009 Long Term Incentive Plan Restricted Stock Agreement (Incorporated herein by reference to Exhibit 10.3 to CPE Inc.'s Current Report on Form 8-K filed on March 9, 2011 (File No. 001-34547))†
10.41	Form of 2012 Cloud Peak Energy Inc. 2009 Long Term Incentive Plan Performance Share Unit Award Agreement (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on March 16, 2012 (File No. 001-34547))†
10.42	Form of 2012 Cloud Peak Energy Inc. 2009 Long Term Incentive Plan Nonqualified Stock Option Agreement (Incorporated herein by reference to Exhibit 10.2 to CPE Inc.'s Current Report on Form 8-K filed on March 16, 2012 (File No. 001-34547))†
10.43	Form of 2012 Cloud Peak Energy Inc. 2009 Long Term Incentive Plan Restricted Stock Agreement (Incorporated herein by reference to Exhibit 10.3 to CPE Inc.'s Current Report on Form 8-K filed on March 16, 2012 (File No. 001-34547))†
10.44*	Form of 2013 Director Restricted Stock Unit Agreement under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan
10.45	Form of Cloud Peak Energy Inc. Annual Incentive Plan (Incorporated herein by reference to Exhibit 10.35 to Amendment No. 5 to CPE Inc.'s Form S-1 filed on November 16, 2009 (File No. 333-161293))†
10.46	Form Document Deferred Compensation Plan—Deferred Compensation Plan for Cloud Peak Energy Resources LLC (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on March 22, 2011 (File No. 001-34547))†
10.47*	First Amendment to the Cloud Peak Energy Receivables LLC Deferred Compensation Plan
10.48	Cloud Peak Energy Inc. Employee Stock Purchase Plan (Incorporated herein by reference to Exhibit 10.3 to CPE Inc.'s Current Report on Form 8-K filed on May 20, 2011 (File No. 001-34547))†
10.49	Employment Agreement between Cloud Peak Energy Inc. and Colin Marshall dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.40 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†

Exhibit Number	Description of Documents
10.50	Employment Agreement between Cloud Peak Energy Inc. and Michael Barrett dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.41 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.51	Employment Agreement between Cloud Peak Energy Inc. and Adrian Nick Taylor dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.42 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.52	Employment Agreement between Cloud Peak Energy Inc. and Gary Rivenes dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.43 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.53	Employment Agreement between Cloud Peak Energy Inc. and James Orchard dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.44 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.54	Employment Agreement between Cloud Peak Energy Inc. and Cary Martin dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.45 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.55	Employment Agreement between Cloud Peak Energy Inc. and Bryan Pechersky dated as of March 3, 2010 (Incorporated herein by reference to Exhibit 10.46 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.56	Employment Agreement between Cloud Peak Energy Inc. and Todd Myers dated as of July 6, 2010 (Incorporated herein by reference to Exhibit 10.2 to CPE Inc.'s Quarterly Report on Form 10-Q filed on August 5, 2010 (File No. 001-34547))†
12.1*	Computation of Ratio of Earnings to Fixed Charges for CPE Inc. and CPE Resources
21.1*	List of subsidiaries of CPE Inc.
21.2*	List of subsidiaries of CPE Resources
23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for CPE Inc.
23.2*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for CPE Resources
23.3*	Consent of J.T. Boyd Company
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for CPE Inc.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for CPE Inc.
31.3*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for CPE Resources
31.4*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for CPE Resources
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for CPE Inc.

Exhibit Number	Description of Documents
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for CPE Inc.
32.3*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for CPE Resources
32.4*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for CPE Resources
95.1*	Mine Safety Disclosure
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.PRE*	XBRL Taxonomy Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Definition Document

* Filed or furnished herewith, as applicable

† Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLOUD PEAK ENERGY INC.

Date: February 13, 2013

By: /s/ COLIN MARSHALL

Colin Marshall
President and Chief Executive Officer
Principal Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name and Signatures	Title	Date
/s/ COLIN MARSHALL Colin Marshall	President and Chief Executive Officer (Principal Executive Officer)	February 13, 2013
/s/ MICHAEL BARRETT Michael Barrett	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 13, 2013
/s/ HEATH HILL Heath Hill	Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 13, 2013
/s/ KEITH BAILEY Keith Bailey	(Chairman of the Board of Directors)	February 13, 2013
/s/ PATRICK CONDON Patrick Condon	(Director)	February 13, 2013
/s/ WILLIAM T. FOX III William T. Fox III	(Director)	February 13, 2013
/s/ STEVEN W. NANCE Steven W. Nance	(Director)	February 13, 2013
/s/ WILLIAM F. OWENS William F. Owens	(Director)	February 13, 2013
/s/ JAMES VOORHEES James Voorhees	(Director)	February 13, 2013

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLOUD PEAK ENERGY RESOURCES LLC

Date: February 13, 2013

By: /s/ COLIN MARSHALL

Colin Marshall
President and Chief Executive Officer
Principal Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name and Signatures	Title	Date
/s/ COLIN MARSHALL Colin Marshall	President and Chief Executive Officer (Principal Executive Officer)	February 13, 2013
/s/ MICHAEL BARRETT Michael Barrett	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 13, 2013
/s/ HEATH HILL Heath Hill	Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 13, 2013
Cloud Peak Energy Inc.	(Sole Managing Member)	
By: /s/ COLIN MARSHALL Colin Marshall *President and Chief Executive Officer*		February 13, 2013

EXHIBIT INDEX

The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit Number	Description of Documents
2.1	Purchase and Sale Agreement, dated as of June 29, 2012, among Arrowhead I LLC, Chevron USA Inc., CONSOL Energy Inc., Consolidation Coal Company and Reserve Coal Properties Company (Incorporated herein by reference to Exhibit 2.1to CPE Inc.'s Current Report on Form 8-K filed on July 2, 2012 (File No. 001-34547))
2.2	Purchase and Sale Agreement, dated as of June 29, 2012, among Chevron USA Inc. and Arrowhead I LLC (Incorporated herein by reference to Exhibit 2.1to CPE Inc.'s Current Report on Form 8-K filed on July 2, 2012 (File No. 001-34547))
2.3	Purchase and Sale Agreement, dated as of June 29, 2012, among CONSOL Energy Inc., Consolidation Coal Company, Reserve Coal Properties Company and Arrowhead I LLC (Incorporated herein by reference to Exhibit 2.1to CPE Inc.'s Current Report on Form 8-K filed on July 2, 2012 (File No. 001-34547))
3.1	Amended and Restated Certificate of Incorporation of Cloud Peak Energy Inc. effective as of November 25, 2009 (Incorporated herein by reference to Exhibit 3.2 to Amendment No. 3 to CPE Inc.'s Form S-1 filed on November 2, 2009 (File No. 333-161293))
3.2	Amended and Restated Bylaws of Cloud Peak Energy Inc. effective as of November 25, 2009 (Incorporated herein by reference to Exhibit 3.1 to CPE Inc.'s Current Report on Form 8-K filed on December 2, 2009 (File No. 001-34547))
3.3	Amended and Restated Certificate of Formation of Cloud Peak Energy Resources LLC (Incorporated herein by reference to Exhibit 3.1 to CPE Resources's Registration Statement on Form S-4/A filed on August 17, 2010 (File No. 333-168639))
3.4	Third Amended and Restated Limited Liability Company Agreement of Cloud Peak Energy Resources LLC, dated as of November 19, 2009, by and among Cloud Peak Energy Inc., Rio Tinto Energy America Inc. and Kennecott Management Services Company (Incorporated herein by reference to Exhibit 10.5 to CPE Inc.'s Current Report on Form 8-K filed on November 25, 2009 (File No. 001-34547))
4.1	Form of Stock Certificate of Cloud Peak Energy Inc. (Incorporated herein by reference to Exhibit 4.1 to Amendment No. 5 to CPE Inc.'s Form S-1 filed on November 16, 2009 (File No. 333-161293))
4.2	Indenture, dated as of November 25, 2009, by and among Cloud Peak Energy Resources LLC (and its subsidiaries listed on the signature page), Cloud Peak Energy Finance Corp., Wilmington Trust Company and Citibank, N.A. (Incorporated herein by reference to Exhibit 4.1 to CPE Inc.'s Current Report on Form 8-K filed on December 2, 2009 (File No. 001-34547))
4.3	Form of Exchange Notes (Included in Exhibit 4.2 hereto)
10.1	Federal Coal Lease WYW-151643: Antelope Coal Mine (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.2	Federal Coal Lease WYW-141435: Antelope Coal Mine (Incorporated herein by reference to Exhibit 10.2 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))

Exhibit Number	Description of Documents
10.3	Federal Coal Lease WYW-0321780: Antelope Coal Mine (Incorporated herein by reference to Exhibit 10.3 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.4	Federal Coal Lease WYW-0322255: Antelope Coal Mine (Incorporated herein by reference to Exhibit 10.4 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.5	Federal Coal Lease WYW 163340: Antelope Coal LLC (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on July 1, 2011 (File No. 001-34547))
10.6	Federal Coal Lease WYW 177903: Antelope Coal LLC (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on August 12, 2011 (File No. 001-34547))
10.7	State of Wyoming Coal Lease No.0-26695: Antelope Coal Mine (Incorporated herein by reference to Exhibit 10.5 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.8	Federal Coal Lease WYW-8385: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.6 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.9	Federal Coal Lease WYW-23929: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.7 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.10	Federal Coal Lease WYW 174407: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.8 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.11	Federal Coal Lease WYW-154432: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.9 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.12	State of Wyoming Coal Lease No. 0-26935-A: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.10 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.13	State of Wyoming Coal Lease No. 0-26936-A: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.11 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.14	Federal Coal Lease MTM-88405: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.12 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.15	Modified Federal Coal Lease MTM-069782: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on June 18, 2010 (File No. 001-34547))
10.16	Federal Coal Lease MTM-94378: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.14 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.17	State of Montana Coal Lease No. C-1101-00: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.15 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.18	State of Montana Coal Lease No. C-1099-00: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.16 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))

Exhibit Number	Description of Documents
10.19	State of Montana Coal Lease No. C-1100-00: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.17 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.20	State of Montana Coal Lease No. C-1088-05: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.18 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.21	Agreement by and among Western Minerals, Inc., Wytana, Inc., Montana Royalty Company, Ltd. and Peter Kiewit Sons' Inc., dated September 1, 1970, as amended by supplement dated as of January 1, 1974, amendment No. 2 dated as of December 1, 1977, amendment No. 3, dated as of August 24, 1978, amendment No. 4, dated as of January 1, 1982, amendment No. 5, dated as of July 9, 1983, amendment No. 6, dated as of May 7, 1985, amendment No. 7, dated as of January 1, 1989, amendment No. 8, dated as of January 1, 1989, amendment No. 9, dated as of December 13, 1990 (sic), amendment No. 10, dated as of January 1, 1999, amendment No. 11, dated as of April 9, 2002 (Incorporated herein by reference to Exhibit 10.19 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293)), and amendment No. 12, dated as of January 20, 2012 (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on January 24, 2012 (File No. 001-34547))
10.22	Master Separation Agreement, dated as of November 19, 2009, by and among Cloud Peak Energy Inc., Cloud Peak Energy Resources LLC, Rio Tinto America Inc., Rio Tinto Energy America Inc. and Kennecott Management Services Company (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on November 25, 2009 (File No. 001-34547))
10.23	Management Services Agreement, dated as of November 19, 2009, by and between Cloud Peak Energy Inc. and Cloud Peak Energy Resources LLC (Incorporated herein by reference to Exhibit 10.9 to CPE Inc.'s Current Report on Form 8-K filed on November 25, 2009 (File No. 001-34547))
10.24	RTEA Coal Supply Agreement, dated as of November 19, 2009, by and between Cloud Peak Energy Resources LLC and Rio Tinto Energy America Inc. (Incorporated herein by reference to Exhibit 10.10 to CPE Inc.'s Current Report on Form 8-K filed on November 25, 2009 (File No. 001-34547))
10.25	Tax Receivable Agreement, dated as of November 19, 2009, by and between Cloud Peak Energy Inc. and Rio Tinto Energy America Inc. (Incorporated herein by reference to Exhibit 10.11 to CPE Inc.'s Current Report on Form 8-K filed on November 25, 2009 (File No. 001-34547))
10.26	Amended and Restated Credit Agreement, dated as of June 3, 2011, by and among Cloud Peak Energy Resources LLC, Morgan Stanley Senior Funding, Inc. and a syndicate of lenders (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K/A filed on June 7, 2011 (File No. 001-34547))
10.27	Amendment No. 1 to Amended and Restated Credit Agreement, dated as of June 14, 2012, by and among Cloud Peak Energy Resources LLC, the subsidiary guarantors party thereto, Morgan Stanley Senior Funding, Inc. and a syndicate of lenders (Incorporated herein by reference to Exhibit 2.1to CPE Inc.'s Current Report on Form 8-K filed on July 2, 2012 (File No. 001-34547))

Exhibit Number	Description of Documents
10.28*	Amendment No. 2 to Amended and Restated Credit Agreement, dated as of January 18, 2013, by and among Cloud Peak Energy Resources LLC, the subsidiary guarantors party thereto, Morgan Stanley Senior Funding, Inc. and a syndicate of lenders
10.29	Guarantee and Security Agreement, dated as of November 25, 2009, by and between Cloud Peak Energy Resources LLC (and its subsidiaries listed on the signature page) and Morgan Stanley Senior Funding, Inc. (Incorporated herein by reference to Exhibit 10.2 to CPE Inc.'s Current Report on Form 8-K filed on December 2, 2009 (File No. 001-34547))
10.30*	Amendment No. 1 to the Guarantee and Security Agreement, dated as of January 18, 2013, by and between Cloud Peak Energy Resources LLC (and its subsidiaries listed on the signature page) and Morgan Stanley Senior Funding, Inc.
10.31	Receivables Purchase Agreement, dated as of February 11, 2013, by and between Cloud Peak Energy Resources LLC, Cloud Peak Energy Receivables LLC, PNC Bank, National Association, as administrator, and various conduit purchasers (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on February 13, 2013 (File No. 001-34547))
10.32	Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.32 to Amendment No. 5 to CPE Inc.'s Form S-1 filed on November 16, 2009 (File No. 333-161293))†
10.33	Amendment No. 1 to the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on March 14, 2011 (File No. 001-34547))†
10.34	Amendment No. 2 to the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on May 20, 2011 (File No. 001-34547))†
10.35	Amendment No. 3 to the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.2 to CPE Inc.'s Current Report on Form 8-K filed on May 20, 2011 (File No. 001-34547))†
10.36	Form of IPO Nonqualified Stock Option Agreement under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.33 to Amendment No. 5 to CPE Inc.'s Form S-1 filed on November 16, 2009 (File No. 333-161293))†
10.37	Form of Director Restricted Stock Unit Agreement under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.48 to CPE Inc.'s Annual Report on Form 10-K filed on February 25, 2011 (File No. 001-34547))
10.38	Form of 2011 Cloud Peak Energy Inc. 2009 Long Term Incentive Plan Performance Share Unit Award Agreement (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on March 9, 2011 (File No. 001-34547))†
10.39	Form of 2011 Cloud Peak Energy Inc. 2009 Long Term Incentive Plan Nonqualified Stock Option Agreement (Incorporated herein by reference to Exhibit 10.2 to CPE Inc.'s Current Report on Form 8-K filed on March 9, 2011 (File No. 001-34547))†
10.40	Form of 2011 Cloud Peak Energy Inc. 2009 Long Term Incentive Plan Restricted Stock Agreement (Incorporated herein by reference to Exhibit 10.3 to CPE Inc.'s Current Report on Form 8-K filed on March 9, 2011 (File No. 001-34547))†

Exhibit Number	Description of Documents
10.41	Form of 2012 Cloud Peak Energy Inc. 2009 Long Term Incentive Plan Performance Share Unit Award Agreement (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on March 16, 2012 (File No. 001-34547))†
10.42	Form of 2012 Cloud Peak Energy Inc. 2009 Long Term Incentive Plan Nonqualified Stock Option Agreement (Incorporated herein by reference to Exhibit 10.2 to CPE Inc.'s Current Report on Form 8-K filed on March 16, 2012 (File No. 001-34547))†
10.43	Form of 2012 Cloud Peak Energy Inc. 2009 Long Term Incentive Plan Restricted Stock Agreement (Incorporated herein by reference to Exhibit 10.3 to CPE Inc.'s Current Report on Form 8-K filed on March 16, 2012 (File No. 001-34547))†
10.44*	Form of 2013 Director Restricted Stock Unit Agreement under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan
10.45	Form of Cloud Peak Energy Inc. Annual Incentive Plan (Incorporated herein by reference to Exhibit 10.35 to Amendment No. 5 to CPE Inc.'s Form S-1 filed on November 16, 2009 (File No. 333-161293))†
10.46	Form Document Deferred Compensation Plan—Deferred Compensation Plan for Cloud Peak Energy Resources LLC (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on March 22, 2011 (File No. 001-34547))†
10.47*	First Amendment to the Cloud Peak Energy Receivables LLC Deferred Compensation Plan
10.48	Cloud Peak Energy Inc. Employee Stock Purchase Plan (Incorporated herein by reference to Exhibit 10.3 to CPE Inc.'s Current Report on Form 8-K filed on May 20, 2011 (File No. 001-34547))†
10.49	Employment Agreement between Cloud Peak Energy Inc. and Colin Marshall dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.40 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.50	Employment Agreement between Cloud Peak Energy Inc. and Michael Barrett dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.41 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.51	Employment Agreement between Cloud Peak Energy Inc. and Adrian Nick Taylor dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.42 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.52	Employment Agreement between Cloud Peak Energy Inc. and Gary Rivenes dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.43 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.53	Employment Agreement between Cloud Peak Energy Inc. and James Orchard dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.44 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.54	Employment Agreement between Cloud Peak Energy Inc. and Cary Martin dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.45 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.55	Employment Agreement between Cloud Peak Energy Inc. and Bryan Pechersky dated as of March 3, 2010 (Incorporated herein by reference to Exhibit 10.46 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†

Exhibit Number	Description of Documents
10.56	Employment Agreement between Cloud Peak Energy Inc. and Todd Myers dated as of July 6, 2010 (Incorporated herein by reference to Exhibit 10.2 to CPE Inc.'s Quarterly Report on Form 10-Q filed on August 5, 2010 (File No. 001-34547))†
12.1*	Computation of Ratio of Earnings to Fixed Charges for CPE Inc. and CPE Resources
21.1*	List of subsidiaries of CPE Inc.
21.2*	List of subsidiaries of CPE Resources
23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for CPE Inc.
23.2*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for CPE Resources
23.3*	Consent of J.T. Boyd Company
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for CPE Inc.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for CPE Inc.
31.3*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for CPE Resources
31.4*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for CPE Resources
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for CPE Inc.
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for CPE Inc.
32.3*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for CPE Resources
32.4*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for CPE Resources
95.1*	Mine Safety Disclosure
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.PRE*	XBRL Taxonomy Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Definition Document

* Filed or furnished herewith, as applicable

† Management contract or compensatory plan or arrangement

Exhibit 31.1

CERTIFICATION

I, Colin Marshall, certify that:

1. I have reviewed this annual report on Form 10-K of Cloud Peak Energy Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 13, 2013

/s/ COLIN MARSHALL

Colin Marshall
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Michael Barrett, certify that:

1. I have reviewed this annual report on Form 10-K of Cloud Peak Energy Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 13, 2013

/s/ MICHAEL BARRETT

Michael Barrett
Chief Financial Officer

Exhibit 31.3

CERTIFICATION

I, Colin Marshall, certify that:

1. I have reviewed this annual report on Form 10-K of Cloud Peak Energy Resources LLC;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 13, 2013

/s/ COLIN MARSHALL

Colin Marshall
Chief Executive Officer

Exhibit 31.4

CERTIFICATION

I, Michael Barrett, certify that:

1. I have reviewed this annual report on Form 10-K of Cloud Peak Energy Resources LLC;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 13, 2013

/s/ MICHAEL BARRETT

Michael Barrett
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

I, Colin Marshall, the Chief Executive Officer of Cloud Peak Energy Inc. (the "Company"), certify, pursuant to 18 U.S.C., Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, that:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2012 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 13, 2013

/s/ COLIN MARSHALL

Colin Marshall
Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

I, Michael Barrett, the Chief Financial Officer of Cloud Peak Energy Inc. (the "Company"), certify, pursuant to 18 U.S.C., Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, that:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2012 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 13, 2013

/s/ MICHAEL BARRETT

Michael Barrett
Chief Financial Officer

Exhibit 32.3

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

I, Colin Marshall, the Chief Executive Officer of Cloud Peak Energy Resources LLC (the "Company"), certify, pursuant to 18 U.S.C., Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, that:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2012 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 13, 2013

/s/ COLIN MARSHALL

Colin Marshall
Chief Executive Officer

Exhibit 32.4

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

I, Michael Barrett, the Chief Financial Officer of Cloud Peak Energy Resources LLC (the "Company"), certify, pursuant to 18 U.S.C., Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, that:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2012 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 13, 2013

/s/ MICHAEL BARRETT

Michael Barrett
Chief Financial Officer